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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

State of Israel
Exact name of registrant as specified in charter

0000052749
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2004
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

~~N/A~~ 2-94917
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on June 29, 2005.

STATE OF ISRAEL

By:______________________
Name: Harry Langman
Title: Consul and Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

By:______________________
Name: Yaron Neudorfer
Title: Deputy Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

STATE OF ISRAEL

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the State of Israel's Annual Report on Form 18-K for the year ended December 31, 2004, pursuant to Rule 306(c) under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C: Copy of the State Budget Proposal for Fiscal Year 2005 (in Hebrew).

EXHIBIT C

תקציב המדינה

הצעה לשנת

2005

מוגשת

לכנסת השש-עשרה

עיקרי התקציב

ותכנית תקציב רב שנתי

ירושלים - חשון התשס"ה - אוקטובר 2004

תקציב המדינה
הצעה לשנת הכספים
2005

עיקרי התקציב
ותכנית תקציב רב־שנתית

ירושלים חשוון התשס"ה אוקטובר 2004

אל הקורא,

חוברת זו מרכזת בצורה תמציתית את עיקריה של הצעת התקציב לשנת 2005. חומר נוסף הקשור לפעולות הממשלה ניתן למצוא בחוברות מפורטות של הצעת תקציב זו.

תוכן העניינים

עמוד

חלק ה: תכנית תקציב רב־שנתי מונחת על שולחן הכנסת

חלק ו: נספחים

חלק א

חוק התקציב לשנת הכספים 2005, התשס"ה–2004

הצעת חוק התקציב לשנת הכספים 2005, התשס"ה-2004

הצעת התקציב לשנת הכספים 2005 וריכוז התוספת הראשונה

תחזית התקבולים והמילוות לשנת הכספים 2005

תחזית הסכומים שלא ייגבו בשל הטבות מס לשנת 2005

הצעת התקציב לשנת הכספים 2005: מפעלים עסקיים (ריכוז התוספת השנייה)

הצעת חוק התקציב לשנת הכספים 2005
התשס"ה–2004

הגדרות 1. בחוק זה -

"סעיף תקציב" - סכום או מספר משרות הנקובים בשורת הכותרת שסימנה קו כפול מקוטע.

"תחום פעולה" - סכום או מספר משרות הנקובים בשורת הכותרת שסימנה קו נקודה.

"תכנית" - סכום או מספר משרות הנקובים בשורה בלי סימון.

"שנת הכספים 2005" - התקופה המתחילה ביום כ' בטבת התשס"ה (1 בינואר 2005) והמסתיימת ביום ל' בכסלו התשס"ו (31 בדצמבר 2005).

כל מונח אחר - כמשמעותו בחוק יסודות התקציב, התשמ"ה–1985 (להלן - חוק יסודות התקציב).

תקציב ההוצאה וחלוקתו 2. הממשלה רשאית להוציא בשנת הכספים 2005 סכום של 264,462,929 אלף ש"ח. חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הראשון של התוספת הראשונה הנקרא "הוצאה".

תקציב ההוצאה המותנית בהכנסה 3. בנוסף לכל הסכומים שהממשלה רשאית להוציא לפי סעיף 2, היא רשאית להוציא בשנת הכספים 2005, כהוצאה מותנית בהכנסה, 12,474,671 אלף ש"ח. חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור השני של התוספת הראשונה הנקרא "הוצאה מותנית בהכנסה".

שיא כוח אדם 4. הממשלה רשאית, בשנת הכספים 2005, למלא 56,352 משרות. חלוקת מספר זה לחלקים, וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הרביעי של התוספת הראשונה הנקרא "שיא כוח אדם".

תקציב מפעלים עסקיים 5. א. בנוסף לסכומים שהממשלה רשאית להוציא לפי סעיפים 2 ו–3, היא רשאית להוציא בשנת הכספים 2005 את הסכומים הנקובים בטור הראשון של החלק השני בתוספת השנייה (להלן - תקציב מפעלים עסקיים). חלוקת סכומים אלה לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט באותו החלק.

ב. בנוסף למספר המשרות שהממשלה רשאית למלא לפי סעיף 4, בשנת הכספים 2005, היא רשאית למלא 18,045 משרות במפעלים העסקיים. חלוקת מספר זה לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור השלישי של החלק השני של תקציב המפעלים העסקיים.

ג. תחזית ההכנסות לכיסוי תקציב המפעלים העסקיים בשנת הכספים 2005 היא כמפורט בחלק הראשון של התוספת השנייה.

תחילה 6. תחילתו של חוק זה ביום כ' בטבת התשס"ד (1 בינואר 2005).

פרסום 7. חוק זה יפורסם ברשומות תוך שלושה חודשים מיום קבלתו.

הצעת התקציב לשנת הכספים 2005
(באלפי ש"ח)

ריכוז התוספת הראשונה		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
	סך הכול כללי	**264,462,929**	**12,474,671**	**60,939,418**	**56,352**
חלק א:	תקציב רגיל	193,805,237	11,258,620	47,544,139	56,352
חלק ב:	תקציב פיתוח וחשבון הון	70,657,692	1,216,051	13,395,279	
חלק ג:	החזר חובות לבנק ישראל				
חלק א:	**תקציב רגיל**	**193,805,237**	**11,258,620**	**47,544,139**	**56,352**
	מימשל ומינהל	**21,233,169**	**1,759,564**	**2,107,157**	**36,284**
01	נשיא המדינה	25,557	618		38
02	הכנסת*	312,603	6,140		395
03	חברי הממשלה	15,667			
04	משרד ראש הממשלה	685,963	30,746	26,412	815
05	משרד האוצר	1,532,231	258,818		5,141
06	משרד הפנים	352,964	34,526	131,278	781
07	המשרד לביטחון הפנים	7,044,832	385,941	1,712,921	24,230
08	משרד המשפטים	1,690,198	462,544	60,000	3,162
09	משרד החוץ	1,285,526	57,116		919
11	משרד מבקר המדינה**	192,217			515
12	גימלאות ופיצויים	7,335,079	386,668		
13	הוצאות שונות	307,480	95,351	76,056	
14	מימון מפלגות וועדת הבחירות המרכזית	109,750			
19	משרד המדע והטכנולוגיה	121,492	16,155	83,290	38
26	המשרד לאיכות הסביבה	179,032	24,941	17,200	195
68	היחידה לעניין עובדים זרים	42,578			55
	ביטחון	**42,516,073**	**3,977,775**	**31,315,267**	**1,941**
15	משרד הביטחון	42,191,393	3,915,647	31,175,795	1,785
16	הוצאות חירום אזרחיות	224,191		111,164	
17	תיאום הפעולה בשטחים	100,489	62,128	28,308	156

* הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת, ע"י יו"ר הכנסת, ומהווה חלק מחוק התקציב.

** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

הצעת התקציב לשנת הכספים 2005 (המשך)
(באלפי ש"ח)

קוד	היכון התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
18	**רשויות מקומיות**	**3,440,617**			
	==============	=========			
	שירותי חברה	**78,127,624**	**4,631,455**	**2,586,651**	**12,765**
	===========	==========	=========	=========	=======
20	משרד החינוך	24,574,084	1,332,228	1,550,811	1,678
21	ההשכלה הגבוהה	5,755,580			
23	משרד הרווחה	2,953,634	1,095,353	16,089	2,232
24	משרד הבריאות	14,742,659	2,081,554		7,726
27	העברות לביטוח לאומי	21,347,283			
25	תגמולים לנכים	1,508,867	1,812		61
29	משרד הבינוי והשיכון	233,458	7,200		627
30	המשרד לקליטת עלייה	1,341,203	77,908	634,117	419
32	תמיכות במחירי מצרכי יסוד ובייצור חקלאי	4,342,515	35,400	385,634	
46	חוק חיילים משוחררים	1,326,016			22
56	נציבות שיוויון זכויות לאנשים עם מוגבלות	2,325			
	כלכלה ומשק	**6,887,875**	**889,826**	**1,989,029**	**4,270**
	===========	=========	========	=========	=====
33	משרד החקלאות ופיתוח הכפר	736,711	214,366	473,923	1,322
34	משרד התשתיות הלאומיות	161,531	8,701		261
35	הוועדה לאנרגיה אטומית	147,927			
36	משרד התעשייה המסחר והתעסוקה	1,577,977	51,482	103,918	1,680
37	משרד התיירות	196,039	12,165	49,376	148
38	תמיכות בענפי המשק	1,165,800	476,293	1,334,049	
39	משרד התקשורת	49,021	265		90
40	משרד התחבורה	290,952	91,510		524
42	מענקי בינוי ושיכון	2,390,948	7,787	20,000	
43	המרכז למיפוי ישראל	67,683	27,257	7,763	238
28	תחזוקת כבישים בין־עירוניים				
54	רשויות פיקוח	103,286			7

הצעת התקציב לשנת הכספים 2005 (המשך)
(באלפי ש"ח)

ריכוז התוספת הראשונה		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
44	**סבסוד אשראי**	**31,066**			
45	**תשלום ריבית ועמלות**	**36,484,434**			
	רזרבות	**5,084,379**		**9,546,035**	**1,092**
47	רזרבה כללית	5,084,379		9,546,035	1,092
חלק ב:	**תקציב פיתוח וחשבון הון**	**70,657,692**	**1,216,051**	**13,395,279**	
	תקציב פיתוח	13,021,492	1,216,051	13,395,279	
	השקעות במימשל ומינהל	**479,042**	**155,231**	**3,323,199**	
51	דיור ממשלתי	8,805	54,873	839,318	
52	המשטרה ובתי הסוהר	233,897	82,353	2,233,543	
53	בתי המשפט	159,293	1,000	131,863	
55	אוצר	77,047	17,005	118,475	
57	**רשויות מקומיות**	**161,204**			
	השקעות בשירותי חברה	**4,915,797**	**938,010**	**5,463,460**	
60	חינוך	931,913		823,108	
67	בריאות	127,181	62,855	184,805	
70	שיכון	3,856,703	875,155	4,455,547	
	השקעות בענפי המשק	**7,465,449**	**122,810**	**4,608,620**	
58	תאגידים עירוניים למים וביוב	75,500		369,000	
73	מפעלי מים	666,510		521,440	
76	פיתוח תעשייה	58,828	50,000	212,024	

הצעת התקציב לשנת הכספים 2005 (המשך)
(באלפי ש"ח)

ריכוז התוספת הראשונה		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
78	תיירות	85,680		123,880	
79	פיתוח תחבורה	3,572,881		1,733,904	
83	הוצאות פיתוח שונות	3,006,050	72,810	1,648,372	
84	תשלום חובות - קרן	57,636,200			
	------------	----------			

תחזית התקבולים והמילוות לשנת הכספים 2005
(באלפי ש"ח)

		הצעת חוק לשנת 2005
	סך הכול כללי	**264,462,929**
	==============	========
חלק א:	תקבולים שוטפים	193,805,237
חלק ב:	תקבולים ממילוות וחשבון הון	70,657,692
חלק א:	תקבולים שוטפים	193,805,237
	----------------	----------
	מיסים ותשלומי חובה	163,231,000
	--------------------	----------
	מיסי הכנסה ורכוש	84,470,000
	------------------	----------
001	מס הכנסה	72,370,000
002	מס ערך מוסף על מלכרי"ם ומוסדות פיננסיים	7,450,000
003	מס שבח	950,000
004	מס רכישה	1,850,000
005	מס מכירה ומס רכוש	100,000
007	מס מעסיקים	1,750,000
	מיסי הוצאה	78,761,000
	-----------	----------
011	מכס והיטל על הייבוא	1,800,000
012	מע"מ, כולל מע"מ על ייבוא ביטחוני	49,761,000
013	מס קניה	11,800,000
015	בלו	950,000
018	מס דלק	8,700,000
020	מס בולים	550,000
024	אגרות כלי רכב	2,200,000
025	אגרות ורשיונות אחרים	3,000,000
	ריבית ורווחים	2,635,510
	-------------	---------
034	ריבית במט"ח	158,560
035	ריבית בשקלים	2,476,950

תחזית התקבולים והמילוות לשנת הכספים 2005 (המשך)
(באלפי ש"ח)

		הצעת חוק לשנת 2005
	תמלוגים	835,490
	--------	-------
042	תמלוגים ממפעלים עסקיים	174
043	תמלוגים מאוצרות טבע	185,571
044	תמלוגים מחברות ממשלתיות	335,235
045	דיבידנדים מחברות ממשלתיות	314,510
	תקבולים שונים	1,716,684
	---------------	---------
046	החזר על חשבון תקציב שנים קודמות	113,041
047	הכנסות משירותים שונים	1,275,195
050	דמי שימוש בנכסים ממשלתיים	222,846
048	הכנסה מיועדת מעל האומדן	105,602
049	רווחי בנק ישראל שמומשו	
	העברה מחלק ב	25,386,553
	---------------	----------
חלק ב:	**תקבולים ממילוות וחשבון הון**	**70,657,692**
	==========================	=========
	החזר השקעות והלוואות הממשלה	6,136,117
	------------------------------	---------
051	גביית קרן בשקלים	5,560,500
053	גביית קרן במט"ח	44,595
076	הכנסות ממכירת קרקעות מדינה	531,022
	הפרשות לפנסיה ולפיצויים	25,778
	-------------------------	------
071	הפרשות יחידות משקיות	2,000
072	הפרשות מפעלים עיסקיים	10,018
073	הפרשות לפנסיה־חברות	13,760
	הכנסות הון	4,000,000
	-----------	---------
075	הכנסה ממכירת חברות ובנקים	4,000,000

תחזית התקבולים והמילוות לשנת הכספים 2005 (המשך)
(באלפי ש"ח)

		הצעת חוק לשנת 2005
	מילוות בארץ	59,009,175
	------------	---------
081	מילווה מהמוסד לביטוח לאומי	11,916,202
082	הכנסה מאמיסיות והפקדות	47,092,973
	מילוות ומענקים מחו"ל	26,873,175
	----------------------------	-------------
900	מילווה עצמאות ופיתוח	4,831,740
901	בניכוי: הוצאות הפצה	-231,740
	מילוות ומענקים מארה"ב:	
902	- ביטחון	10,216,453
904	- סיוע אזרחי	1,656,722
907	- מילוות אחרים	10,400,000
908	הלוואות בנקאיות	
	העברה לחלק א	-25,386,553
	--------------	---------

אומדן הטבות המס לשנת 2005
(במיליוני ש"ח)

סך הכול	24,000			
מיסים ישירים	**20,900**			
הטבות לגורמי ייצור		**1,720**		
החוק לעידוד השקעות הון			1,670	
- כללי				200
- משקיעי חוץ				370
- מסלול חלופי				1,100
מחקר ופיתוח, חיפושי נפט וסרטים			50	
זיכוי לעובדי משמרות*			0	
החוק לעידוד התעשייה			–	
הטבות לשוק ההון		**13,750**		
קופות גמל, נטו			6,250	
- הטבות בעת ההפקדה*				7,400
- בניכוי מיסוי בעת המשיכה				-1,150
קרנות השתלמות*			1,500	
הכנסה מריבית על אפיקים צמודים			4,050	
הכנסה מריבית על אפיקים לא צמודים			1,050	
רווחי הון בבורסה			900	
פטור על פדיון מנייה באגודה שיתופית			0	
דחיית מס בחלוקת אופציות לעובדים			–	
רווחה ופיזור אוכלוסייה		**3,050**		
פטור ממס הכנסה למלכ"ר			–	
פטור לקצבאות משרד הביטחון			400	
פטור לקצבאות הביטוח הלאומי			1,500	
- קצבאות ילדים				850
- קצבאות זקנה ושאירים				550
- קצבאות אחרות				100
זיכוי לעולים חדשים			60	

אומדן הטבות המס לשנת 2005 (המשך)
(במיליוני ש"ח)

זיכוי בשל הוצאות רפואיות			30
זיכוי לנטולי יכולת			30
זיכוי לתרומות			150
הטבות לעיוורים ולנכים			200
זיכוי לתושבים באזורי פיתוח			600
זיכוי למעבידים באילת*			80
הטבות למשפחה (פרט לפטור על קצבאות ילדים)		**1,610**	
זיכוי למשפחות חד־הוריות			50
חצי נקודת זיכוי לנשים			500
זיכוי בגין ילדים (לרבות במשפחות חד־הוריות)			1,050
זיכוי בגין בן זוג לא עובד*			0
הטבות שונות במס הכנסה		**560**	
פטור על הכנסות מהימורים*			0
פטור להשכרת דירות מגורים			500
חיילים משוחררים			40
ספורטאים זרים			20
הטבות במיסי נדל"ן		**210**	
הנחות במס רכישה			10
פטור ממס שבח לדירת מגורים			0
מס שבח מוגבל לנכסים היסטוריים			200
אגף המכס ומע"מ	**3,400**		
מכס ומס קנייה		**1,000**	
עולים חדשים			90
תושבים חוזרים			10
תיירים ישראלים			200
חלקים לרכב (כריות אוויר ו־ABS)			500
פטורים מותנים			200

אומדן הטבות המס לשנת 2005 (המשך)
(במיליוני ש"ח)

מס ערך מוסף	**2,400**	
פירות וירקות		1,500
שירותי תיירות		900
חוק אילת*		0
אגרות	**100**	

המקור : מינהל הכנסות המדינה
* האומדן מותנה באישור הצעות החקיקה, שהגישה הממשלה במסגרת תקציב 2005, על ידי הכנסת.

הצעת תקציב המפעלים העסקיים לשנת הכספים 2005
(באלפי ש"ח)

	ריכוז התוספת השנייה	הכנסה הוצאה	הרשאה להתחייב	שיא כוח אדם
	סך הכול הכנסות	**9,330,401**		
	===========	=======		
89	מפעלי משרד ראש הממשלה ומשרד האוצר	276,978		
94	בתי חולים ממשלתיים	5,330,199		
95	נמל יפו ונמל חדרה	25,420		
96	בנק הדואר	197,544		
98	מינהל מקרקעי ישראל	3,500,260		
	סך הכול הוצאות	**9,330,401**	**432,938**	**18,044.5**
	===============	=========	=======	========
89	מפעלי משרד ראש הממשלה ומשרד האוצר	276,978		108.5
94	בתי חולים ממשלתיים	5,330,199		17,438.5
95	נמל יפו ונמל חדרה	25,420		5
96	בנק הדואר	197,544		3
98	מינהל מקרקעי ישראל	3,500,260	432,938	489.5

חלק ב

סקירה כללית

מדיניות התקציב לשנת 2005

היקף התקציב

- **הצעת תקציב המדינה לשנת 2005 מסתכמת בכ־264.5 מיליארד ש"ח.**
- **הצעת תקציב הפעולות, הכולל את ההוצאה המותנית בהכנסה, מסתכמת בכ־276.9 מיליארד ש"ח.**
- **היקף ההוצאה, ללא החזר חובות (קרן), מסתכם בכ־225.8 מיליארד ש"ח.**
- **ההוצאה התקציבית מהווה 40.7% מהתוצר המקומי הגולמי החזוי.**

יעדי המדיניות הכלכלית והתקציב לשנת 2005

בשנת 2004, לראשונה מזה ארבע שנים, שיעור הצמיחה לנפש יהיה חיובי. במחצית הראשונה של השנה צמח המשק בשיעור שנתי של 3.8%, שיעור צמיחה המבטא צמיחה לנפש של כ־2.2%. צמיחה מהירה זו באה לאחר התכווצות המשק בשנים 2001 ו־2002 וצמיחה מתונה בשנת 2003, כאשר הצמיחה לנפש נותרה שלילית. הצעדים שננקטו במסגרת התכנית הכלכלית להבראת כלכלת ישראל, בשילוב גורמים חיצוניים, כגון האצת הפעילות הכלכלית בעולם ורגיעה ביטחונית יחסית, הובילו ליציאת המשק ממיתון עמוק בן שלוש שנים ולצמיחה מהירה בשנת 2004.

המיתון הכלכלי ששרר במשק בשנים האחרונות הגדיל את הגירעון הממשלתי; העלה את החוב הממשלתי כאחוז מהתוצר; והגביר את רמת אי הוודאות הכלכלית במשק. במטרה להוביל את המשק לתוואי מחודש של צמיחה, אישרה הממשלה במארס 2003 את התכנית להבראת כלכלת ישראל.

שלב א' של התכנית החל בשנת 2003 והתמקד בבלימת ההתדרדרות של המשק ובצעדים ראשונים להבראתו. צעדים אלו כללו הקטנה משמעותית בהוצאות הממשלה, שינויים מבניים מקיפים בסקטור הציבורי, הורדת מיסים על עבודה וחידוש תהליך ההפרטה. כמו כן הופעלה רפורמה מקיפה לצמצום קצבאות, להוצאת עובדים זרים ולהחלפתם בישראלים ורפורמה מקיפה להצלת קרנות הפנסיה.

שלב ב' של תכנית ההבראה החל בשנת 2004 והתמקד במעבר לצמיחה, תוך קביעת מדיניות רב־שנתית שמטרתה שיפור רמת החיים של כלל אזרחי המדינה. הקטנה בהוצאות הממשלה כאחוז מהתוצר, הפחתת המיסים והשינויים המבניים המקיפים בסקטור הציבורי הם בין הגורמים המרכזיים שהובילו לצמיחה מהירה כבר בתחילת שנת 2004, יחד עם האצת הפעילות הכלכלית בעולם. במחצית הראשונה של שנת 2004 צמח המשק בקצב מהיר, תוך עלייה חדה בייצוא ועלייה מקבילה בתוצר העסקי.

שלב ג' בתכנית להבראת הכלכלה מתמקד בתנאים ההכרחיים לביסוס הצמיחה ולחיזוק חברתי. המדיניות הכלכלית המוצעת בהצעת התקציב לשנת 2005 מורכבת מצעדים לחיזוק חברתי, המשך יישום רפורמות מקיפות ויסודיות במשק, הגבלת הגידול בהוצאה הממשלתית והמשך הפחתת נטל המס. אומדן צמיחת התוצר לשנת 2005 הוא 3.8%. המדיניות הכלכלית המוצעת תאפשר השגת יעד זה, תוך שמירה על יעד גירעון של 3% וגידול ריאלי של 1% בהוצאה הממשלתית.

שני יעדים עומדים בבסיס התכנית הכלכלית המוצעת: חיזוק חברתי וביסוס הצמיחה.

חיזוק חברתי

במסגרת סדרי העדיפויות לחיזוק חברתי, הושם דגש על שיפור החינוך שמכשיר את דור העתיד; עידוד אוכלוסיות שאינן עובדות להיכנס למעגל העבודה; וסיוע לאוכלוסיות שאינן מסוגלות לעבוד, או שאינן בגיל העבודה.

המדיניות הכלכלית לשנת 2005 כוללת בין השאר את הצעדים הבאים:

- **תוספת לקצבאות לקשישים שחיים רק מהבטחת הכנסה** - הגדלת הסיוע לקשישים החיים מהבטחת הכנסה באופן מדורג במהלך שנת 2005, עד לסך תוספת של כ־230 ש"ח לחודש לזוג ו־170 ש"ח ליחיד.
- **מפעל הזנה** - הנהגת מפעל הזנה ל־160 אלף ילדים הלומדים יום לימודים ארוך.
- **הנהגת רפורמה מקיפה בחינוך** - הערכות לביצוע שלב ראשון של המלצות כוח המשימה הלאומי לקידום החינוך בישראל.
- **תמיכה בשכ"ד לעולים** - תוספת של 50% לסכום הסיוע בשכ"ד לעולים חדשים שיגיעו לישראל החל מאוגוסט 2004 ושיבחרו לשכור דירה באזורי עדיפות לאומית.
- **חיזוק חברתי לירושלים** - בהתאם להחלטות שיגובשו על ידי צוות בראשות השר לענייני ירושלים ומנכ"ל משרד ראש הממשלה, תוך איגום ותוספת משאבים למטרה זו.
- **תקציבים ייעודיים למגזר המיעוטים** - בהתאם להחלטות שיגובשו על ידי צוות בראשות מנכ"ל משרד ראש הממשלה, תוך איגום ותוספת משאבים למטרה זו.
- **תגבור מיזם "תגלית" וחינוך יהודי בתפוצות** - הגדלת מספר בני הנוער מהתפוצות המגיעים לביקור בישראל.
- **בריאות** - תוספת מכסות לאשפוז סיעודי של קשישים בכ־69 מיליון ש"ח.

- **רשויות מקומיות** - במסגרת תקציב 2005 תינתן תוספת של כ־700 מיליון ש"ח למענקי האיזון המוקצים לרשויות המקומיות, וזאת לצורך תגבור ביצוע תכניות ההתייעלות שהרשויות המקומיות התחייבו להן.

ביסוס הצמיחה

שלב ביסוס הצמיחה ב־2005 בא כהמשך ישיר לשלבים הקודמים של התכנית הכלכלית - בלימת ההתדרדרות והמעבר לצמיחה. כדי לשמר את הישגי השנה החולפת ולבסס צמיחה בת־קיימא לאורך שנים, יש צורך במדיניות עקבית ארוכת טווח. רק מדיניות זו תבסס את כלכלת ישראל כמשק חופשי ודינמי, בעל שירות ציבורי יעיל וסקטור פרטי תחרותי המספק מקומות תעסוקה, שירותים ומוצרים זמינים במחירים נמוכים לאזרחי ישראל.

בשנים האחרונות היה המשק הישראלי רחוק ממיצוי פוטנציאל הצמיחה שלו. לראשונה מזה מספר שנים חזר המשק לתוואי צמיחה שנתי של כ־4% ובשנת 2004 צפויה הצמיחה לנפש לגדול בכ־2%.

רק באמצעות צמיחה עקבית של 4% לפחות, מדי שנה עד סוף העשור, תוכל ישראל לסגור את הפיגור בהכנסה לנפש בינה לבין מדינות ה־OECD; לצמצם את הפערים החברתיים; ולחולל את השיפור החברתי המשמעותי ביותר - המעבר מאבטלה לעבודה.

מסגרת התקציב

מסגרת התקציב ומבנהו נועדו להשיג יעדי מדיניות פיסקלית בהתאם למגמות המקובלות במדינות המפותחות, בתחומים הבאים:

הורדה הדרגתית של סך ההוצאה הממשלתית ביחס לתוצר

מגזר ציבורי בלתי יעיל פוגע בפוטנציאל הצמיחה של המשק, שכן הוא מונע משאבים מהמגזר העסקי היצרני. זאת ועוד, המגזר העסקי הוא זה שבפעילותו הכלכלית מממן את מרב ההוצאות של המגזר הציבורי. בשל תולדת התפתחותו הייחודית של המשק הישראלי, חלקו של המגזר הציבורי בתוצר עדיין גבוה בהשוואה לרוב המדינות המערביות.

החל משנת 2001 ועד שנת 2003 היינו עדים למגמת עלייה בשיעור ההוצאה הממשלתית כאחוז מהתוצר. במטרה להפוך את מגמת הגידול בהוצאה והירידה בתוצר החליטה הממשלה, במסגרת הדיונים על המדיניות הכלכלית לשנת 2004, על תיקון חוק הפחתת הגירעון, כך שההוצאה הממשלתית לא תעלה ביותר מאחוז אחד בשנה, בכל אחת מהשנים 2005-2010. מדיניות זו תאפשר את המשך הקטנת חלקה של הממשלה ושל המגזר הציבורי כאחוז מהתמ"ג, תוך פינוי משאבים למגזר העסקי.


ביצוע תקציב המדינה כאחוז מהתוצר: 1995-2005
הוצאות התקציב ללא החזר חובות (קרן)
אחוזי תוצר
50
45
40
35
30
46.3%
46.4%
44.1%
42.9%
41.7%
40.6%
42.8%
44.1%
44.0%
42.1%
40.7%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004*
2005**
* תקציב מקורי ביחס לתוצר חזוי במחירים שוטפים
** הצעת התקציב ביחס לתוצר חזוי במחירים שוטפים
מקור: אגף התקציבים

הפחתת הגירעון הממשלתי לשנת 2005 לעומת הגירעון המתוכנן בשנת 2004

גירעון ממשלתי נמוך משדר למגזר העסקי מסר של יציבות ומֵקל עליו במימון השקעותיו. במרבית המדינות המפותחות צומצם בשנים האחרונות באופן ניכר הגירעון הממשלתי, וחלקן אף נמצאות בעודף תקציבי. בשנת 2004 צפוי הגירעון הממשלתי הכולל (ללא מתן אשראי) להגיע לכ־3.7%-4% מהתוצר. גירעון זה עקבי עם החלטת הממשלה שהגירעון בשנת 2004 לא יעלה על 4% תוצר. הגירעון הכולל (ללא מתן אשראי) יעמוד על 3% תוצר בשנת 2005.


הגירעון בתקציב (ללא אשראי) כאחוז מהתוצר
גירעון כולל 1997-2005
יעד הגירעון
הגירעון בפועל
אחוזים
6
5
4
3
2
1
0
2.8
2.6
2.4
2.2
2.0
2.4
2.5
0.7
1.8
4.4
3.9
3.8
3.0
5.6
4.0
3.8
3.0
1997
1998
1999
2000
2001
2002
2003
*2004
**2005ואילך
* אומדן
** יעד
מקור: אגף התקציבים

הורדת שיעורי המס

שיעורי המס בישראל גבוהים ביחס למקובל במדינות המערביות המפותחות. שיעור מס גבוה על הכנסות מעבודה מקטין את התמריצים להשתלבות בשוק העבודה ופוגע בפוטנציאל הצמיחה של המשק.

הרפורמה במס, שאושרה על ידי הכנסת בחודש אפריל 2002 ושיישומה החל משנת 2003, נועדה להפחית את נטל המס על עבודה, בעיקר בשכבות הביניים, ולהרחיב את בסיס המס על הכנסות מהון ועל הכנסות מחו"ל. בשנת 2004 התבצעו הפחתות נוספות במס הכנסה כדי להגדיל את הכדאיות לעבוד. הצעת התקציב לשנת 2005 תמשיך במדיניות הפחתת המיסים שנקבעה ותכלול המשך הפחתת מס הכנסה, הפחתת מס הבולים ומס החברות, במקביל ליישום מהלך של הרחבת בסיס המס וצמצום הטבות המס.

חזרה למגמה של הורדת החוב הממשלתי ביחס לתוצר בטווח הזמן הבינוני

לאחר ירידה משמעותית ביחס החוב הממשלתי לתוצר מכ־104% בשנת 1998 לכ־88% בשנת 2000, עלה יחס החוב לתוצר בשנים 2001–2003 והוא הגיע לשיעור של כ־104% בשנת 2003. העלייה ביחס החוב הממשלתי לתוצר נבעה ישירות מהגידול בגירעון הממשלתי ומההאטה החריפה בפעילות הכלכלית במשק. במחצית הראשונה של שנת 2004 התייצב החוב הממשלתי סביב 103% תוצר.

גודלו של החוב הממשלתי ביחס לתוצר גבוה בישראל במידה ניכרת בהשוואה לשיעורו במדינות המערב. לשם השוואה, יחס החוב תוצר שנקבע באמנת מאסטריכט עומד על 60% תוצר. חתירה להורדת שיעור החוב הציבורי הינה יעד דרוש על מנת להקל על המגזר העסקי להרחיב את פעילותו וכדי להקטין את נטל תשלומי הריבית בתקציב המדינה.


החוב הממשלתי הפנימי והחיצוני: 1995-2005
באחוזי תוצר
אחוזי תוצר
120
100
80
60
40
20
0
106
103
101
104
98
88
93
102
104
103
102
79
78
75
75
72
65
68
75
78
77
75
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004*
2005*
חוב חיצוני
חוב פנימי
מקור: בנק ישראל, הלשכה המרכזית לסטטיסטיקה, עיבודי משרד האוצר
* אומדן אגף תקציבים - יתרת חוב לסוף תקופה במחירים ממוצעים ביחס לתמ"ג חזוי

הרכב התקציב

במסגרת הדיונים על תקציב המדינה לשנת 2005 החליטה הממשלה על ביצוע התאמות בתקציב בהיקף של כ־6.3 מיליארד ש"ח. ההתאמות האמורות יאפשרו לפעול להשגת היעדים שפורטו לעיל, תוך המשך יישום הרפורמה במס, המשך יישום תכנית התשתיות וחיזוק חברתי בתחומים שעליהם החליטה הממשלה. ההתאמות בתקציב נדרשות על מנת להמשיך לעודד את הצמיחה במשק ולאפשר להתמקד בסדרי העדיפויות שהותוו על ידי הממשלה. זאת ועוד, ההתאמות יביאו להקטנת היקף ההוצאה לנפש בתקציב המדינה לשנת 2005 בהשוואה לשנת 2004 במונחים ריאליים. הצעת התקציב לשנת 2005 כוללת הצעות לייעול המגזר הציבורי, צעדי התייעלות בתקציב הביטחון וכן הפחתת הוצאות עקב התייעלות ושינויים מבניים במגוון תחומים. הצעת התקציב כוללת, כאמור, את המשך יישום הרפורמות במס, המשך השקעה רחבת היקף בתשתיות וצעדים חברתיים, תוך דגש על שיפור החינוך ותמיכה באוכלוסיות שאינן מסוגלות להשתלב במעגל העבודה.

במסגרת הצעת התקציב לשנת 2005 החליטה הממשלה על הקצאת משאבים לסדרי עדיפויות בהיקף של כ־2 מיליארד ש"ח.

השינויים המבניים במשק

כדי לשפר את רמת החיים של כלל אזרחי המדינה, החליטה הממשלה על ביצוע שינויים מבניים במספר תחומים עיקריים, תוך שימת דגש על השלמת הרפורמות המבניות שהוחל בביצוען, כפי שיפורט בהמשך.

הקטנת המגזר הציבורי

בהצעת התקציב לשנת 2005 מפורטים צעדים לייעול פעילותם של משרדי הממשלה, ובכלל זה ייעול וצמצום יחידות וכוח אדם במשרדים, הוצאת פעילויות לסקטור הפרטי ואיחוד הנהלות במחוזות משרדי הממשלה.

הקטנת המגזר הציבורי תאפשר, בצורה הדרגתית ולאורך זמן, הקטנה של נטל המס ופינוי מקורות נוספים הן למגזר הפרטי והן לסדרי העדיפויות הרב שנתיים במסגרת תקציב המדינה.

ההוצאה הציבורית בישראל, כאחוז מהתמ"ג, עדיין גבוהה ביחס לממוצע מדינות ה־OECD. אמנם התכנית הכלכלית הצליחה עד כה לצמצם את ההוצאה הציבורית כאחוז מהתמ"ג, אך יש לסגור את כל הפער עד סוף העשור. זוהי משימה אפשרית שביצועה ישפר את כוחה הכלכלי של מדינת ישראל לבלי הכר, וכדי להשיגה חייבת הממשלה להגביל את הגידול בהוצאותיה. הגבלת גידול ההוצאה הממשלתית, תוך צמיחת התמ"ג בכ־4% בשנה, תאפשר להפחית את ההוצאה הציבורית כאחוז מהתמ"ג.

ההוצאה הציבורית כאחוז מהתמ"ג

השוואה בין-לאומית – 2003


אחוזים
65
60
55
50
45
40
35
30
25
58
56
53.3
52
51
50
50
49
48
48
47
46
45
43.7
42
42
41.3
41
40
38
38
36
36
36
35
שבדיה
דנמרק
ישראל
צרפת
אוסטריה
בלגיה
פינלנד
גרמניה
נורבגיה
הונגריה
הולנד
איטליה
יוון
פורטוגל
לוקסמבורג
איסלנד
OECD
בריטניה
קנדה
יפן
ספרד
ניו זילנד
ארה"ב
אוסטרליה
אירלנד

מקור: הלמ"ס, בנק ישראל, OCED. עיבוד משרד האוצר

שמירה על יעד ההוצאה היא המפתח להצלחת התכנית הכלכלית. כלכלת ישראל תימדד על כך בשווקים הבין לאומיים. הפרת המסגרת במטרה לממן את ההוצאות השוטפות של הממשלה תביא לתגובה כואבת ומידית של השווקים הפיננסים ותשנה מידית את כיוון זרימת ההשקעות.

הצעדים להגבלת הגידול בהוצאה כוללים בין היתר את הגבלת הגידול בשכר הממשלתי. היקף ההוצאה הממשלתית הישירה לשכר עולה על 45 מיליארד ש"ח בשנה. במקרים רבים רמות השכר בסקטור הציבורי גבוהות מהתגמול על היקף עבודה דומה בסקטור העסקי, תופעה חריגה ביותר בהשוואה למדינות המתקדמות.

בעוד הסקטור העסקי התאים עצמו בצורה חדה ומהירה למצב המשק והפחית שכר בצורה משמעותית, ההפחתה בסקטור הציבורי הייתה איטית וקטנה יותר.

בהצעת התקציב לשנת 2005 מוצע להקטין את הגידול בשכר, להפחית את תקציב הביטחון, לבצע שינויים בביטוח הלאומי וכן להפחית את את תקציבי המשרדים השונים לשם מימון סדרי העדיפויות של הממשלה.


התפתחות השכר הריאלי למשרת שכיר לפי מגזרים:
2004-1989*
1989=100
מדד
135
130
125
120
115
110
105
100
95
90
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004*
* ינואר עד יוני, נתונים מנוכי עונתיות
מקור: הלשכה המרכזית לסטטיסטיקה
עיבודים: בנק ישראל ואגף כלכלה ומחקר במשרד האוצר
שכר עסקי
שכר ציבורי

שיפור כושר התחרות של המגזר העסקי

כחלק בלתי נפרד מהתכנית להבראת כלכלת ישראל, מוצעות בהצעת המדיניות הכלכלית לשנת 2005 מספר רפורמות שתכליתן הקטנת עלויות ושיפור כושר התחרות של המגזר העסקי.

המשך הנהגת רפורמות חיוניות הוא מנוע רב עוצמה, המגדיל את דרגות החופש והפעילות בכלכלה. בשנת 2005 מדובר בשורה של רפורמות יסודיות ומעמיקות, שישנו את פני המשק הישראלי. רפורמות אלו נועדו לייעל את השירות הממשלתי; להגביר את התחרות בסקטור העסקי ובמשק התשתיות; להוריד מחירי מוצרים ושירותים; להגדיל את השקיפות של הפעילות העסקית; לעודד יציאה לעבודה; ולהגביר את ההשקעות במשק.

הרפורמות העיקריות העומדות בבסיס תקציב 2005 מתמקדות בנושאים הבאים:

- **רפורמה בשוק ההון** - תקטין את הריכוזיות ואת ניגוד האינטרסים בשוק ההון.

- **הפרטת הבנקים הממשלתיים** - מכירת גרעין השליטה בבנק דיסקונט וחלוקת מניות בנק לאומי לציבור.

- **פיצול והפרטת בתי הזיקוק** - הפיכת בתי הזיקוק בחיפה ובאשדוד לחברות פרטיות המתחרות זו בזו.

- **יישום הרפורמה במשק החשמל** - תאגוד מקטעי הייצור, ההולכה והחלוקה וכן הכנסת יצרני חשמל פרטיים.

- **רפורמה בעידוד השקעות הון** - מסלולי מיסוי חדשים, מסלול "ירוק" למסלולי המס וקביעת תנאי ייצוא.

- **המשך הקמת תאגידי מים וביוב והפרטתם** - תאגוד מקטע המים העירוני על בסיס אזורי ובהמשך- הפרטת תאגידים אלו.

- **רפורמה בענף העובדים הזרים** - הסדרת הענף על ידי מתן רשיונות, תוך הגברת האכיפה להרחקת העובדים הזרים הלא חוקיים. במקביל, הכשרת עובדים ישראלים לשם החלפת העובדים הזרים.

- **רפורמה במקרקעין** - תאפשר לאזרחי ישראל לעבור מחכירה לבעלות על דירותיהם בקרקע העירונית.

- **החוק למחקר ופיתוח תעשייתי** - התיקון לחוק יאפשר הוצאת ידע נתמך מדען לחו"ל בתמורה לשווי הכלכלי של הידע המוצא.

- **הקטנת המגזר הציבורי** - צמצום יחידות והוצאת פעילות לסקטור העסקי.

מלבד זאת, בשנת 2005 יושם דגש מיוחד על השלמת הרפורמות המבניות שביצוען החל בשנת 2004 וטרם הושלם. הרפורמות העיקריות שיישומן יימשך בשנת 2005 הן: השלמת השינוי המבני בנמלי הים, הפרטת "בזק" ותע"ש, הקמת מע"צ ורשות הדואר ושינוי מבני בחברת "מקורות".

במקביל לצעדים שתכליתם עידוד הצמיחה, יש חשיבות עליונה לביצוע צעדים שיקדמו את התעסוקה בקרב אוכלוסיות בגיל העבודה הנמצאות מחוץ למעגל התעסוקה. צעדים אלו צריכים להתמקד בשלושה היבטים מרכזיים: יצירת מוטיבציה לעבודה, שיפור יכולת ההשתלבות בשוק העבודה ויצירת הזדמנויות בתעסוקה.

כחלק ממדיניות של הפניית אוכלוסיות לשוק העבודה ועידוד המעבר מקצבה לעבודה, ובהמשך לרפורמה בתשלומי קצבאות הבטחת הכנסה וקצבאות הילדים, מובאים בהצעת התקציב לשנת 2005 מספר צעדים להגברת המוטיבציה ליציאה לעבודה ולהגדלת שיעור ההשתתפות בשוק העבודה. בשנת


מספר מקבלי גימלת הבטחת הכנסה בישראל
בשנים 2004-1985
באלפים
אלפים
180
160
140
120
100
80
60
40
20
0
1985
1990
1995
1997
1998
1999
2000
2001
2002
2003
*2004
מקור: המוסד לביטוח לאומי
* אומדן

2005, תונהג לראשונה תכנית המעבר מקצבאות לעבודה שהופעלה בהצלחה בארה"ב ובאירופה (תכנית ויסקונסין).

בהצעת התקציב לשנת 2005 תימשך מדיניות של צמצום מספר העובדים הזרים. הצמצום יגדיל את היקף מקומות העבודה הפנויים לישראלים, ובכך יצור הזדמנויות תעסוקה נוספות למי שאינם מועסקים כיום.

על מנת להקל על שילוב אוכלוסיות חלשות בשוק העבודה, הושם דגש מיוחד על צעדים שמטרתם שינוי יסודי, אשר יוביל לשיפור טיב החינוך ואיכות ההון האנושי במערכת החינוך בישראל. צעדי המדיניות העומדים בבסיס הצעת המדיניות הכלכלית לשנת 2005, מהווים את השלב הראשון בתכנית רב־שנתית, הנשענת על המלצות כוח המשימה הלאומי לקידום החינוך בישראל.

שילוב צעדי המדיניות המוצעים הוא כלי אפקטיבי שיאפשר חיזוק של האוכלוסיות החלשות בחברה, הגדלת היקף תעסוקת ישראלים ושבירת תהליך התרחבות הפערים הכלכליים בחברה הישראלית.

שיעור ההשתתפות בשוק העבודה
בשנים 2004-1995


אחוזים
56
55
54
53
52
1995
1996
1997
1998
1999
2000
2001
2002
2003
*2004

מקור: הלשכה המרכזית לסטטיסטיקה

* אומדן

ההוצאה לתשלומי העברה כאחוז מהתמ"ג בשנים 2004-1980


אחוזים
9
8
7
6
5
4
3
5.5
6.4
6.7
6.3
6.6
7
6.8
6.9
7.1
7.3
7.6
7.7
7.7
8.6
8.5
8.0
7.6
1980
1985
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
*2004

מקור: המרכז לחקר המדיניות החברתית

* אומדן

עובדים זרים בישראל (עובדים חוקיים ועובדים לא חוקיים)
בשנים 2003-1990

אלפי עובדים ואחוז מכוח העבודה


אלפים
300
250
200
150
100
50
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
0.2%
2
0.6%
9
0.9%
17
1.6%
30
2.6%
52
4.3%
92
6.2%
137
7.0%
159
7.4%
174
7.6%
185
8.4%
213
9.6%
247
9.6%
247
7.4%
189

מקור: הלשכה המרכזית לסטטיסטיקה

ניתוח הצעת התקציב

ההוצאה התקציבית (ברוטו) מהתקציב המקורי לשנת 2004 לשנת 2005, כהגדרתה לחישוב מגבלת ההוצאה, גבוהה במונחים ריאליים באחוז אחד מהתקציב המקורי לשנת 2004. סך ההוצאה התקציבית (ברוטו) לשנת 2005, (כולל החזרי חובות קרן), גבוה ריאלית בכ־3.2% מהתקציב המקורי לשנת 2004. ההכנסות ממיסים בשנת 2005 צפויות לגדול בשיעור ריאלי של כ־3.6%, בהשוואה להכנסות הצפויות בשנת 2004.

הוצאות

להלן עיקר השינויים הריאליים, בצד ההוצאה, בהצעת התקציב לשנת 2005 - בהשוואה לתקציב המקורי לשנת 2004:

הצריכה האזרחית תגדל בכ־1.1%, כפועל יוצא משינויים המתחייבים מחקיקה ומהחלטות הממשלה.

הצריכה הביטחונית תקטן בכ־1.3%, בעקבות החלטות הממשלה שהתקבלו במסגרת דיוני התקציב לשנת 2005.

תשלומי העברה ותמיכות יגדלו בשיעור של כ־5.6%, גידול הנובע בעיקרו מהחלטות הממשלה שהתקבלו במסגרת דיוני התקציב לשנת 2005 ובמסגרת תכנית סדרי העדיפויות החברתיים של הממשלה.

תשלומי הריבית יגדלו בכ־2.1%, כתוצאה מגידול בתשלומי הריבית על מילוות פנים ומילוות חוץ.

תשלומי הקרן, למעט החזרי קרן למוסד לביטוח לאומי, יגדלו בכ־14.4% כתוצאה ממבנה לוחות הסילוקין של החוב.

מתן האשראי ירד בכ־35.3%.

התפלגות ההוצאות בהצעת תקציב המדינה (ברוטו) 2005 לעומת 1995

באחוזים


2005
הוצאה אזרחית
החזר חובות
הוצאה ביטחונית
תשלומי העברה ותמיכות
השקעות ומתן אשראי
1995
הוצאה אזרחית
החזר חובות
הוצאה ביטחונית
השקעות ומתן אשראי
תשלומי העברה ותמיכות

מקור: אגף תקציבים

הכנסות

אומדן הכנסות המדינה ממיסים בשנת 2005, בהשוואה להכנסות הצפויות בפועל בשנת 2004, מצביע על גידול ריאלי של כ־3.6%. גידול זה נובע מתחזית הצמיחה בתוצר לשנת 2005, מתיקוני חקיקה ומתחזית לגידול במספר המשרות ובשכר הממוצע למשרה.

תיאור מפורט של אומדן הכנסות המדינה ממסים מופיע בפרק תחזית הכנסות המדינה ממסים לשנת 2005 שבחוברת זו.

התפלגות הכנסות המדינה לשנת 2005

באחוזים


מענקים מחו"ל
מיסים ישירים
הכנסות אחרות
5.7%
17.2%
39.9%
37.2%
מיסים עקיפים

מקור: אגף התקציבים

הגירעון בתקציב המדינה

הגירעון הכולל **ללא אשראי**, בתקציב 2005, יסתכם ב־16.65 מיליארד ש"ח, המהווים 3% מהתמ"ג החזוי שמוערך בכ־555 מיליארד ש"ח בשנת 2005.

הגירעון המקומי **ללא אשראי**, יסתכם בשנת התקציב 2005 בכ־13.5 מיליארד ש"ח, המהווים 2.4% תוצר.

הגירעון בחו"ל **ללא אשראי**, יסתכם בשנת התקציב 2005 בכ־3.2 מיליארד ש"ח, המהווים 0.6% תוצר.

הגירעון הכולל (לרבות אשראי נטו) יעמוד על כ־15 מיליארד ש"ח בשנת 2005.

מימון הגירעון הכולל בשנת 2005
(במיליארדי ש"ח)

מקורות למימון הגירעון	סך
הכנסות ממכירת חברות ובנקים נטו*	4.0
הלוואות מחו"ל (נטו)	2.7
מילוות מהציבור (נטו)	8.3
סך הכול	**15.0**

* תיתכן תחלופה בין הרכיבים השונים של מימון הגירעון.

הגירעון התקציבי ומימונו

(באלפי ש"ח)

	הצעת התקציב לשנת 2005	חוק מקורי לשנת 2004	ביצוע התקציב לשנת 2003
1. סך־הכול הוצאות ומתן אשראי	**225,797,000**	**221,117,562**	**218,469,117**
מזה: מקומי	205,522,304	199,382,200	200,382,356
- צריכה והשקעה	99,050,103	96,865,952	105,143,628
מזה: מקומי	88,874,532	85,717,805	95,115,415
- תשלומי העברה ותמיכות	74,821,628	70,731,209	72,629,081
- תשלומי ריבית וסבסוד אשראי	36,507,300	35,672,396	32,479,416
מזה: מקומי	28,413,418	27,948,395	26,430,643
- מתן אשראי	3,907,468	6,022,496	3,964,325
- הוצאה אחרת	11,510,501	11,825,509	4,252,667
2. סך הכנסות ומענקים	**210,844,627**	**200,121,726**	**192,061,033**
מזה: מקומי	193,678,401	181,497,522	171,427,241
הכנסות ממיסים	163,231,000	151,751,100	145,284,611
- הכנסות אחרות	35,740,452	36,386,038	36,181,069
מזה: החזרי אשראי	5,605,095	5,626,660	5,841,887
- מענקים מחו"ל	11,873,175	11,984,588	10,595,353
3. עודף (+) [גרעון(–)]	**–14,952,373**	**–20,995,836**	**–26,408,084**
עודף (+) [גרעון(–)] ללא אשראי נטו	-16,650,000	-20,600,000	-28,285,646
מזה: מקומי	-13,496,935	-17,434,182	-30,698,562
מזה: בחו"ל	-3,153,065	-3,165,818	2,412,916
אשראי נטו	1,697,627	-395,836	1,877,562
4. מימון*			
4.1 הלוואות מחו"ל (נטו)	2,700,000	8,609,138	6,557,257
קבלת הלוואות	15,000,000	22,500,000	19,905,983
פירעון חובות	12,300,000	13,890,862	13,348,726
4.3 הלוואות מקומיות (נטו)	8,252,373	9,786,698	22,356,318
קבלת הלוואות	47,092,973	40,499,664	58,106,937
פירעון (קרן)	38,840,600	30,712,966	35,750,619
הכנסות הון נטו	4,000,000	2,600,000	281,303
הפרטה	4,000,000	4,500,000	281,303
הוצאות הון		1,900,000	

ההוצאה ברוטו לפי סיווג כללי (ללא בנק ישראל)
(באלפי ש"ח)

	הצעת התקציב לשנת 2005	חוק מקורי לשנת 2004	ביצוע התקציב לשנת 2003
הוצאה נטו	**264,462,929**	**255,360,210**	**252,149,991**
הוצאה מותנית	12,474,671	12,261,180	15,418,471
סה"כ תקציב ברוטו (1+3+2)	**276,937,600**	**267,621,390**	**267,568,462**
1. סה"כ הוצאות ומתן אשראי	**225,797,000**	**221,117,562**	**218,469,117**
1.1 צריכה אזרחית	43,528,965	42,960,002	41,489,800
- שכר בארץ	28,248,068	27,838,193	26,352,306
- קניות בארץ	13,421,119	13,342,401	13,867,445
- שכר וקניות בחו"ל	1,859,778	1,779,408	1,270,049
1.2 צריכה ביטחונית	46,771,863	47,286,672	55,844,674
- שכר	17,261,137	16,009,758	16,671,038
- תשלומי העברה	2,005,243	1,918,164	2,009,775
- קניות	15,857,232	16,815,281	24,176,448
- בינוי	1,022,497	1,001,415	1,799,151
- קניות בחו"ל	10,238,946	11,202,285	10,765,456
- הוצאות חרום ותיאום הפעולות בשטחים	386,808	339,769	422,806
1.3 תשלומי העברה ותמיכות	72,816,385	68,813,045	70,619,306
- לרשויות מקומיות	8,835,819	7,696,055	9,651,381
- למועצות דתיות	100,932	71,462	126,113
- לפרטים ולמוסדות	39,164,223	37,926,201	38,236,259
- תמיכות במחירי מצרכי יסוד	3,391,768	2,211,907	1,895,852
- העברות למוסד לביטוח לאומי	21,323,643	20,907,420	20,709,701
1.4 השקעות ומתן אשראי	14,661,194	14,563,261	13,547,434
- השקעה ישירה	10,753,726	8,540,765	9,583,109
מזה שיכון	1,922,226	2,009,912	1,996,769
- מתן אשראי	3,907,468	6,022,496	3,964,325
מזה שיכון	2,817,849	5,499,728	2,746,602

* תיתכן תחלופה בין מימון בחו"ל לבין מימון מקומי.

ההוצאה ברוטו לפי סיווג כללי (ללא בנק ישראל) (המשך)
(באלפי ש"ח)

	הצעת התקציב לשנת 2005	חוק מקורי לשנת 2004	ביצוע התקציב לשנת 2003
1.5 תשלומי ריבית	36,507,300	35,672,396	32,479,416
- תשלומי ריבית בארץ	28,390,552	27,921,500	26,412,331
- סיבסוד אשראי	22,866	26,895	18,312
- תשלומי ריבית בחו"ל	8,093,882	7,724,001	6,048,773
1.6 הוצאות שונות	6,495,600	6,419,900	6,065,494
- פרעון קרן לביטוח לאומי	6,495,600	6,419,900	6,065,494
- שונות			
1.7 רזרבות	5,015,693	5,402,286	-1,577,007
2. הוצאות הון		1,900,000	
3. פרעון חובות (קרן)	**51,140,600**	**44,603,828**	**49,099,345**
- פרעון בארץ לציבור	38,840,600	30,712,966	35,750,619
- פרעון חובות בחו"ל	12,300,000	13,890,862	13,348,726

ריכוז התקבולים והמילוות (ללא בנק ישראל)
(באלפי ש"ח)

	הצעת התקציב לשנת 2005	חוק מקורי לשנת 2004	ביצוע התקציב לשנת 2003
סך הכול כללי	**264,462,929**	**255,360,210**	**252,149,037**
חלק א: תקבולים שוטפים	193,805,237	189,371,271	184,481,770
חלק ב: תקבולים ממילוות וחשבון הון	70,657,692	65,988,939	67,667,267
חלק א: תקבולים שוטפים	**193,805,237**	**189,371,271**	**184,481,770**
מיסים ותשלומי חובה	163,231,000	151,751,100	145,284,611
מיסי הכנסה ורכוש	84,470,000	79,700,000	76,193,253
מיסי הוצאה	78,761,000	72,051,100	69,091,358
ריבית, תמלוגים ותקבולים שונים	5,187,684	6,274,103	5,592,206
העברה מחלק ב	25,386,553	31,346,068	33,604,953
חלק ב: תקבולים ממילוות וחשבון הון	**70,657,692**	**65,988,939**	**67,667,267**
גביית קרן	5,605,095	5,626,660	5,841,887
שונות	556,800	1,065,295	127,551
הפרטה	4,000,000	4,500,000	281,303
מילוות בארץ	59,009,175	51,658,464	64,520,143
מילווה מהמוסד לביטוח לאומי	11,916,202	11,158,800	9,200,000
מילוות בארץ למעט ביטוח לאומי	47,092,973	40,499,664	55,320,143
מילוות ומענקים מחו"ל	26,873,175	34,484,588	30,501,336
סיוע ביטחוני מארה"ב	10,216,453	10,312,320	8,549,483
סיוע אזרחי	1,656,722	1,672,268	2,045,870
מילווה העצמאות והפיתוח (נטו)	4,600,000	5,793,500	6,813,673
מילוות אחרים	10,400,000	16,706,500	13,092,310
העברה לחלק א	-25,386,553	-31,346,068	-33,604,953

עיקרי ההתפתחויות הכלכליות

צמיחה

התוצר המקומי הגולמי צמח במחצית הראשונה של שנת 2004 בשיעור של 3.8% במונחים שנתיים, תוך עלייה של התוצר לנפש בשיעור של 2.2%.

המדיניות התקציבית העקבית שננקטה בשנתיים האחרונות סייעה לבלימת המיתון, תוך ייצוב הפעילות המשקית וזרימת הון מחודשת לארץ.


שיעורי השינוי הראלי בתמ"ג לנפש: 1987-2004
באחוזים, כל שנה לעומת קודמתה
אחוזים
8
6
4
2
0
-2
-4
תמ"ג לנפש
תמ"ג
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004*
מקור: הלשכה המרכזית לסטטיסטיקה
* אומדן

המדיניות הפיסקלית המצמצמת הגבירה את אמינות הממשלה ויחד עם המשך קבלת הערבויות מארה"ב הובילה לירידה בפרמיית הסיכון של ישראל בשווקים הפיננסיים. במקביל למדיניות הפיסקלית האחראית של הממשלה, הובילה האצת הפעילות הכלכלית בעולם לחזרה לתוואי של צמיחה חיובית לנפש, לאחר שלוש שנים של צמיחה שלילית לנפש.

התוצר המקומי הגולמי של הסקטור העסקי עלה במחצית הראשונה של שנת 2004 בשיעור שנתי של

5.0%, בהמשך לעלייה של 2.1% במחצית הקודמת ועלייה של 2.0% במחצית הראשונה של שנת 2003. התפתחות התוצר העסקי, במחצית הראשונה של שנת 2004, משקפת גידול ברוב ענפי השירותים העסקיים וביניהם ענפי התעשייה והבינוי.

הצריכה הפרטית עלתה בשיעור של 3.3% במונחים שנתיים, לאחר עלייה של 7.7% במחצית הקודמת ויציבות במחצית הראשונה אשתקד. עלייה זו הושפעה מהגידול הניכר במספר המועסקים הישראלים. הצריכה הציבורית (ללא יבוא ביטחוני) עלתה בשיעור של 2.8% בחישוב שנתי, לאחר ירידות בשיעורים של 1.8% ו־1.6% אחוזים בשתי המחציות הקודמות.

ההשקעה בנכסים קבועים עלתה במחצית הראשונה של שנת 2004 בשיעור של 2.7%, לאחר ירידה של 8.3% במחצית הקודמת.

ייצוא סחורות ושירותים עלה במחצית הראשונה של שנת 2004, בשיעור שנתי של 13.7% - בעיקר כתוצאה מעליות בולטות בייצוא התעשייתי.

ענפי המשק

המדד המשולב לבחינת מצב המשק עלה, על פי נתוני בנק ישראל, בשיעור של 7.1% ברבעון הראשון של שנת 2004 וב־2.2% ברבעון השני. העלייה במדד המשולב ברבעון הראשון משקפת בעיקר את

המדד המשולב לבחינת מצב המשק: יולי 1998 - יולי 2004

המרכיב המחזורי ברמת הפעילות במשק


120
115
110
105
100
מדד
יולי 98
1999
2000
2001
2002
2003
2004

מקור: מחלקת המחקר בבנק ישראל

העלייה החדה בפעילות סחר החוץ ומדד הפדיון בענף המסחר שעלה בכ־13.9%. לעומת זאת, נתוני הרביע השני של שנת 2004 מצביעים על עלייה מתונה הרבה יותר בקצב הפעילות של המשק כתוצאה מהאטה בפרמטרים האמורים.

תעשייה

מדד הייצור התעשייתי (ללא יהלומים) עלה בשיעור שנתי של 10.4% ברבעון הראשון של 2004 ובשיעור של 4.8% ברבעון השני.


מדד הייצור התעשייתי, 1994-2004
100=1994
ממוצע שנתי
מדד
140
135
130
125
120
115
110
105
100
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
מקור: הלשכה המרכזית לסטטיסטיקה

ייצוא הסחורות והשירותים עלה בשיעור שנתי של 23.4% ברבעון הראשון של 2004 ובשיעור של 6.9% ברבעון השני. העלייה בייצוא התעשייתי במחצית הראשונה של שנת 2004 משקפת בעיקרה עליות בולטות ביצוא התעשייתי (ללא יהלומים) - 25.7% ובענף התיירות - 10.9%.

הבסיס לגידול המהיר בייצוא, בשני הרבעונים הראשונים של שנת 2004, הוא התאוששות הכלכלה העולמית, אשר הגדילה את הביקושים לתוצרת ישראלית על ענפיה השונים ובמיוחד בענפי הטכנולוגיה

העילית. הגידול בייצוא הושפע מהפיחות הריאלי והירידה בשכר הריאלי במשק במהלך 2002-2003.

בנייה

מאז שנת 1996, נמצא ענף הבנייה בארץ בתהליך התאמה של רמת הפעילות לרמת הביקושים. תהליך זה החל עם הירידה במספר העולים שהגיעו לארץ, לאחר גל העלייה של תחילת שנות התשעים. בשנים 1999-2000 התרחבה הפעילות בענף, אולם המאורעות הביטחוניים בספטמבר 2000 גרמו לצמצום בפעילות, והוא נמשך ברציפות עד למחצית הראשונה של שנת 2004. הירידה בביקושים, כתוצאה מהמיתון, הירידה בשכר הריאלי ושיעור האבטלה הגבוה, הביאו לירידה ריאלית במחירי הדירות.

התחלות בנייה למגורים ותוספת משקי בית, 1980-2003

אלפי יחידות בשנה



התחלות בנייה למגורים
תוספת משקי בית
אלפים
0
10
20
30
40
50
60
70
80
90
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

מקור: הלשכה המרכזית לסטטיסטיקה

היצע הדיור

שיווק קרקעות - בחמשת החודשים הראשונים של שנת 2004 שווקה על ידי מינהל מקרקעי ישראל ומשרד הבינוי והשיכון קרקע לכ־7,828 יחידות דיור. מדובר בהיקפים הגבוהים בכ־8% לעומת התקופה המקבילה אשתקד.

התחלות בנייה - בשנת 2003 מספר התחלות הבנייה הסתכם ב־30,152 יחידות דיור. במחצית הראשונה של שנת 2004 הוחל בבניית 13,027 יחידות דיור (בנייה פרטית וציבורית), ירידה של כ־15% לעומת המחצית המקבילה אשתקד.

תיירות

בסוף חודש ספטמבר 2000, עם שינוי המצב הביטחוני בארץ, התהפכה מגמת הגידול בתנועת התיירות הנכנסת לישראל. מרמת שיא של 2.7 מיליון תיירים בשנת 2000, חל קיטון במספר התיירים עד לשפל של 860 אלף כניסות בשנת 2002. במהלך שנת 2003 חלה התאוששות קלה בתיירות לישראל. התעוררות תנועת התיירות ניכרת גם בחודשים הראשונים בשנת 2004, ובכך מתמשכת המגמה החיובית בכניסות התיירים ובסמני ההתאוששות בענף.

השפעת הירידה בכניסת המבקרים לישראל בשנים האחרונות התמתנה במידת מה עקב גידול ניכר בהיקף תיירות הפנים. בשנת 2003, כמו גם בשנת 2002, נרשם היקף שיא של כ־11.8 מיליון לינות ישראלים לשנה. גידול זה נמשך גם בשנת 2004, ובמחצית הראשונה של שנה זו נרשם גידול של 4.7% בלינות הישראלים בהשוואה לתקופה המקבילה אשתקד.

כניסת תיירים דרך האוויר: 2004-1984

אלפים בחודש, נתונים מנוכי עונתיות



ביקור האפיפיור
אינתיפדה
פיגועים
במרכז הארץ
ארועי 11
בספטמבר
מלחמה
בעירק
מלחמת המפרץ
אלפים
0
20
40
60
80
100
120
140
160
180
200
220
1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

מקור: הלשכה המרכזית לסטטיסטיקה

צריכה פרטית

ההוצאה לצריכה פרטית לנפש עלתה בשיעור של 1.6% במחצית הראשונה של שנת 2004, בהמשך לעלייה בשיעור של 5.8% במחצית השנייה של שנת 2003. הגידול בצריכה לנפש במחצית הראשונה של 2004 מבטא עלייה בשיעור של 8.8% בהוצאות משקי הבית למוצרים בני קיימא, במקביל לעלייה של 1.4% בהוצאה לצריכה שוטפת.

הגברת ההוצאה לצריכה פרטית משקפת את השפעת הגידול בהכנסה הפנויה של הפרטים כתוצאה מהפחתות המיסים, מהגידול בשכר הריאלי בסקטור העסקי ומגידול ניכר של כ־81 אלף מועסקים ישראלים במהלך השנה האחרונה.

השינוי הריאלי בתמ"ג לנפש ובצריכה הפרטית לנפש: 1987-2004

באחוזים, כל שנה לעומת קודמתה


צריכה פרטית לנפש
תמ"ג לנפש
אחוזים
10
8
6
4
2
0
-2
-4
1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004*

* אומדן

מקור: הלשכה המרכזית לסטטיסטיקה

השקעה

במחצית הראשונה של שנת 2004 עלתה ההשקעה בנכסים קבועים בשיעור של 2.7%, לאחר ירידה בשיעור של 8.3% במחצית הקודמת.

ההשקעה בענפי המשק עלתה במחצית הראשונה של שנת 2004 בשיעור של 5.0%, לאחר ירידה בשיעור

של 9.6% במחצית הקודמת. ההשקעה בבתי מגורים נותרה כמעט ללא שינוי, לאחר ירידות בשיעור של כ־5% בכל אחת משתי מחציות השנה הקודמת.

השקעות הממשלה בתשתיות התחבורה: 1998-2005

במליוני ש"ח


7000
6000
5000
4000
3000
2000
1000
0
במיליוני ש"ח
1998
1999
2000
2001
2002
2003
*2004
**2005

*תקציב מקורי לשנת 2004.

** הצעת התקציב לשנת 2005.

מקור: אגף תקציבים

תעסוקה

המיתון שהחל בסוף שנת 2000 התבטא בהתרחבות שיעור האבטלה, מ־8.8% בשנת 2000 ל־10.7% בשנת 2003 וברבעון האחרון של 2003 הגיע ל־10.9%. ברבעון הראשון של שנת 2004 חלה ירידה בשיעור האבטלה ל־10.7% ושיעור זה נשאר ללא שינוי גם ברבעון השני.

הגידול הניכר בשיעור ההשתתפות במהלך השנה האחרונה, בין השאר עקב מדיניות הממשלה לצמצום תשלומי ההעברה ולהקטנת מספר העובדים הזרים, מנע ירידה משמעותית יותר בשיעור האבטלה, למרות הגידול במספר המועסקים הישראלים באותה התקופה. יש לציין ששיעור האבטלה במשק מוגדר כאחוז דורשי העבודה מסך המשתתפים בשוק העבודה. כתוצאה מכך, עלייה או אי ירידה בשיעור האבטלה עשויים להצביע גם על שינויי חיובי - גידול שיעור ההשתתפות בשוק העבודה.

שיעור ההשתתפות בכוח העבודה בישראל, בעיקר בקרב גברים, נמוך משמעותית בהשוואה לזה

באירופה המערבית ובארה"ב. שיעור ההשתתפות הנמוך מבטא, בין השאר, את שיעור ההשתתפות הנמוך במגזר החרדי ובמגזרי המיעוטים, את מספר העובדים הזרים ואת היקפם הגבוה של תשלומי ההעברה.

בהתאם לאמור לעיל ולמרות ששיעור האבטלה עודנו גבוה, הנתונים לשנת 2003 ולתחילת 2004 מצביעים על מפנה חיובי בשוק העבודה, תוך גידול בשיעור ההשתתפות, שמקורו חזרת ישראלים למעגל התעסוקה ויצירת מקומות עבודה חדשים. מדיניות הממשלה, אשר הובילה להקטנת היקף הקצבאות ומספר העובדים הזרים, משקפת ראייה ארוכת טווח ומטרתה להגדיל את שיעור ההשתתפות בשוק העבודה מחד ולהקטין את שיעור האבטלה, אשר צפוי לרדת בשנת 2005 לשיעור נמוך מ־10%.

שיעור האבטלה ומספר המועסקים הישראלים, 1995-2004

נתונים רבעוניים, מנוכי עונתיות


2,500
2,400
2,300
2,200
2,100
2,000
1,900
אלפי מועסקים
מועסקים
שיעור אבטלה
12
11
10
9
8
7
6
שיעור האבטלה באחוזים
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

מקור: הלשכה המרכזית לסטטיסטיקה

השכר

לאחר הירידות בשנתיים הקודמות, עלה השכר הריאלי למשרת שכיר, במחצית הראשונה של שנת 2004, בשיעור שנתי מנוכה עונתיות של כ־2% לעומת המחצית השנייה של שנת 2003, הן בסקטור העסקי והן בסקטור הציבורי. העלייה הריאלית בשכר משקפת עלייה בשיעור דומה במונחים נומינליים.

מאזן תשלומים וסחר חוץ

ברבעון הראשון של שנת 2004 הסתכם העודף בחשבון השוטף של מאזן התשלומים ב־0.6 מיליארד דולר, זאת לעומת עודף בהיקף של 0.1 מיליארד דולר בתקופה המקבילה בשנת 2003.

עודף זה מעיד על יציבות חיצונית גבוהה הן בהשוואה בינלאומית והן ביחס לשיעור הגירעון באמצע שנות ה־90, שהגיע לכ־6% תוצר.


הגירעון בחשבון השוטף של מאזן התשלומים: 1992-2003
במיליוני דולרים
מיליוני דולרים
1,000
0
-1,000
-2,000
-3,000
-4,000
-5,000
-6,000
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
מקור: הלשכה המרכזית לסטטיסטיקה

שיעור האינפלציה והמדיניות המוניטרית

האינפלציה במחצית הראשונה של שנת 2004 הייתה מתונה מאוד, כאשר מדד המחירים לצרכן עלה בשיעור שנתי ומנוכה עונתיות של 0.4% בלבד. במהלך שבעת החודשים הראשונים של 2004 עלו גם המחירים בקצב מתון יחסית, ורמת מדד המחירים לצרכן בחודש יולי הייתה גבוהה ב־0.6% בלבד, על פי נתונים מנוכי עונתיות, מרמתו בדצמבר 2003 (עלייה בשיעור של 1.0% בקצב שנתי).

התהליך של הפחתת הריבית הנומינלית על ידי בנק ישראל החל לאחר ירידת הציפיות לאינפלציה והאינפלציה בפועל, ונפסק עם תחילת העלייה באינפלציה ובציפיות לאינפלציה באפריל 2004. יש לציין שהמדיניות הפיסקלית המצמצמת העקבית, אשר שמה לה לדגש לעמוד ביעד הגירעון וביעד ההוצאה והתייצבות ציפיות האינפלציה במרכז היעד, אפשרו לבנק ישראל להתחיל ולנקוט במדיניות הורדת הריבית עד לרמה הנמוכה ביותר מזה מספר שנים - 4.1% ברבעון הראשון והשני של שנת 2004. ריבית זו משקפת ריבית ריאלית לטווח קצר של כ־2%.


שיעורי הריבית הריאליים על מקורות בנק ישראל, 2004-1995
הריבית הנומינלית בניכוי הציפיות האינפלציוניות
באחוזים
ממוצעי שנים
אחוזים
9
7
5
3
1
-1
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
מקור: בנק ישראל


שיעור השינוי במדד המחירים לצרכן
כל חודש לעומת קודמו אשתקד
באחוזים
אחוזים
7
6
5
4
3
2
1
0
-1
-2
-3
08/1999
12/1999
04/2000
08/2000
12/2000
04/2001
08/2001
12/2001
04/2002
08/2002
12/2002
04/2003
08/2003
12/2003
04/2204
מקור: הלשכה המרכזית לסטטיסטיקה

הגירעון בתקציב

הגירעון הגבוה בשנת 2003 ביטא את השפעות המיתון בפעילות במשק. מיתון זה לווה בירידה חדה במיוחד בשכר, בצריכה הפרטית וברמת מחירים הנמוכה בהרבה מזו התואמת את יעדי האינפלציה. גורמים אלה תרמו לירידה חדה בהכנסות ממיסים ובהכנסות אחרות של הממשלה.

בשנת 2003 הסתכם הגירעון הכולל של הממשלה (ללא אשראי) בכ־5.6%.

על מנת לעמוד ביעד הגירעון בשנת 2004, נקטה הממשלה במדיניות פיסקלית אחראית, שבאה לידי ביטוי בהמשך יישום התכנית הרב שנתית, אשר החלה עם אישור התכנית להבראת כלכלת ישראל. במסגרתה החליטה הממשלה על שורת צעדים להפחתת תקציב המדינה בהיקף כולל של כ־9 מיליארד ש"ח. במהלך שנת 2004 בוצעו שינויים פנימיים בתקציב המדינה, בהיקף של כ־4.5 מיליארד ש"ח, שעיקרם העברת 1.6 מיליארד ש"ח לתקציב הביטחון ו־1.2 מיליארד ש"ח לרשויות המקומיות.

בשנת 2004 צפויה הממשלה לעמוד ביעד הגירעון.

שער החליפין

במהלך שנת 2004 התייצב שער החליפין של השקל, לאחר תהליך של ייסוף שהחל במחצית שנת 2002, עקב העלאות הריבית שבוצעו על ידי בנק ישראל.

בין סוף דצמבר 2003 לבין אמצע ספטמבר 2004, עלה שער החליפין של הדולר ב־2.3%, שערו של סל המטבעות עלה ב־1.2%, ושער היורו ירד ב־0.9%.



שער החליפין של השקל מול סל המטבעות: ינואר 1995 - אוגוסט 2004
9
8
7
6
5
4
3
ש"ח
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
מקור: בנק ישראל

חלק ג

סקירת עיקרי הפעולות

משרד הביטחון

הצעת תקציב משרד הביטחון ברוטו לשנת 2005 מסתכמת בכ־46.2 מיליארד ש"ח.

דגשים לתקציב 2005

נוכח המצב הביטחוני מאז חודש ספטמבר 2000, גדל תקציב הביטחון בשנים 2002-2000 באופן משמעותי, וזאת לאחר תקופת יציבות במהלך שנות התשעים. גידול זה, במקביל להאטה הכלכלית במשק, גרם לעלייה של שיעור ההוצאה בתקציב הביטחון מתוך סך התוצר במשק, שהגיע בשנת 2002 ל־9.2%. בתקופה האמורה מומנה הקצאת המשאבים לביטחון באמצעות הפחתה בתקציבי משרדי הממשלה האחרים, ובפרט תשלומי העברה, על כל המשתמע מכך לגבי רמת השירות לאזרחים והיכולת לקבוע סדרי עדיפויות בתקציב המדינה.

כחלק מהמדיניות הפיסקלית המרסנת של הממשלה, ומתוך מטרה לחזור למסלול של יציבות כלכלית ולהוריד את הגירעון הממשלתי, הופחת תקציב הביטחון בשנים 2004-2003 בהשוואה לרמת השיא בשנת 2002, יחד עם הפחתות בשימושים אחרים בתקציב המדינה (חלק מן התקציב בגין רמת הפעילות בשנת 2002 תוקצב בפריסה מ־2003 ואילך).

במטרה לעמוד ביעדי הגירעון וההוצאה, ובהתאם לסדרי העדיפויות בתקציב המדינה לשנת 2005, החליטה הממשלה על התאמות בתקציב המדינה לשנה זו, ובכלל זה הפחתה נוספת בתקציב הביטחון בסכום של 1.5 מיליארד ש"ח, בנוסף להפחתות רוחביות שנעשו בכל משרדי הממשלה. חלק מהפחתה זו תבוצע בתקציבים המיועדים לבניית מכשול מרחב התפר, בהתאם לקצב הביצוע של הקמתו בפועל. משמעות ההסדרים בכללותם היא ירידה של מאות מיליוני ש"ח ביחס לרמת הפעילות בשנת 2004.

כפועל יוצא ממדיניות הממשלה, גיבשו צה"ל ומערכת הביטחון תכנית לצמצום ההוצאות ברמת הפעילות, בסד"כ ובכוח האדם. נוכח הירידה הנוספת הצפויה בתקציב הביטחון בשנים הבאות, תידרש מערכת הביטחון לקבל החלטות נוספות על מנת להתכנס למסגרת התקציב.

במהלך 2003 קיבלה ישראל סיוע אמריקני נוסף בסכום של מיליארד דולר. בשנת 2003 הומרו מתוך סכום זה 260 מיליון דולר לשקלים לטובת רכש בארץ. סכום נוסף של 250 מיליון דולר יומר לשקלים בשנים 2005-2004. היתרה בסכום של 490 מיליון דולר משמשת לרכש ולהצטיידות בארה"ב.

יעדי התקציב

תקציב משרד הביטחון מנוהל על־פי עיקרון של תקציב מסגרת, שמשמעותו היא כי מערכת הביטחון מוסמכת להקצות את מקורות התקציב בין מגוון המשימות בהתאם לצרכים המשתנים. לתקציב הביטחון שלושה יעדים מרכזיים:

- **מוכנות** – הכנת הצבא למלחמה הקרובה, אם תפרוץ. התקציבים המופנים למוכנות נועדו לממן בין השאר: רכש של חלקי חילוף, שמירת כשירותו של חיל האוויר, מלאי תחמושת וכיוצ"ב.

- **התעצמות** – השקעה במלאי ההון הביטחוני העתידי. מטרתה לתת מענה לאיומים נחזים, קיימים ועתידיים, באמצעות מחקר ופיתוח, וכן להצטייד באמצעים שיעמדו לרשות המערכת בטווח של מספר שנים.

- **פעילות שוטפת וביטחון שוטף** – אלו מתבטאים בעלויות התחזוקה, בפעילות הביטחון היומיומית של מערכת הביטחון וכן בהוצאות על שכר, אגף השיקום וגמלאות.

מבנה תקציב הביטחון

להבדיל מתקציביהם של משרדי הממשלה האחרים הממומנים על ידי מקורות המשק בלבד, תקציב הביטחון מורכב גם מכספי הסיוע האמריקני, שיעמדו על סך של כ־2.2 מיליארד דולר בשנת 2005. כמו כן מעמיד המשק לרשות צה"ל משאבים נוספים, דוגמת חיילים בשירות חובה, קרקעות ותדרי תקשורת (שאינם נכללים בתקציב הביטחון).

הצעת תקציב הביטחון לשנת 2005 היא כדלקמן:

	מיליוני ש"ח	(מיליוני דולרים)
מקורות המשק		
שקלים	30,093	
מט"ח	669	
סיוע אמריקני		
רכש בארה"ב	8,895	(1,651)
המרות למזומן	27	(5)
המרות לש"ח	2,645	(579)
הוצאה מותנית בהכנסה	3,916	
סה"כ תקציב הביטחון ברוטו:	**46,245**	

הערות

התקציב השקלי ממקורות המשק כולל הוצאות עבור גדר הביטחון.

סה"כ תקציב הביטחון נטו (ללא הוצאה מותנית בהכנסה): 42,329 מיליון ש"ח

סה"כ מקורות להוצאה בארץ (מקורות המשק + המרות): 33,434 מיליון ש"ח

מקורות להוצאה בארץ

כאמור, הצעת התקציב השקלי הישיר לשנת 2005 מסתכמת בסך של כ־30.1 מיליארד ש"ח. מלבד תקציב זה עומדים לרשות משרד הביטחון, לצורך הוצאה בארץ, המרות לשקלים מן הסיוע האמריקני. סכום ההמרות משמש ברובו לפיתוח טכנולוגיות ולרכש בתעשיות המקומיות.

מקורות להוצאה בחו"ל

מטבע חוץ מזומן ממקורות המשק

תקציב מטבע החוץ המזומן יעמוד בשנת 2005 על 130 מיליון דולר, שהם שווי־ערך לכ־669 מיליון ש"ח. התקציב משמש בעיקר למימון רכישות באירופה ולהחזקת משלחות משרד הביטחון ונספחויות צה"ל בחו"ל.

מטבע חוץ מהסיוע הביטחוני מארה"ב

בתקציב הביטחון לשנת 2005 נכללים, כאמור, 2.24 מיליארד דולר כסיוע צבאי אמריקני, מתוכם

כ־1.65 מיליארד דולר המיועדים לרכישות בארה"ב. 5 מיליון דולר נוספים יומרו למטבעות אחרים לצורך רכש בחו"ל.

משרד הביטחון נהנה מהסדרי רכישה משופרים מהממשל האמריקני. הסדרים אלו מאפשרים חיסכון בהוצאות משרד הביטחון עבור רכש של אמצעי לחימה ועבור הוצאות הפיתוח והניהול, שבשנת 2005 מוערך שוויים בעשרות מיליוני דולר.

יש לציין כי עד שנת 1998 עמד היקף הסיוע הכולל מארה"ב על סך של 3 מיליארד דולר, מהם 1.8 מיליארד דולר כסיוע ביטחוני, ו־1.2 מיליארד דולר כסיוע אזרחי. מאז אותה השנה ובהתאם להצעת ממשלת ישראל, גדל היקף הסיוע הביטחוני ב־60 מיליון דולר בכל שנה, ובמקביל צומצם הסיוע האזרחי ב־120 מיליון דולר בכל שנה. משמעות הבנה זו היא כי תוך שנים ספורות יגדל תקציב הסיוע הביטחוני מ־1.8 ל־2.4 מיליארד דולר. במקביל, ילך ויתעלם כל הסיוע האזרחי, שכאמור הסתכם בשנת 1998 ב־1.2 מיליארד דולר, ויעמוד בשנת 2005 על 360 מיליון דולר.

בשנת 2003 התקבל סיוע אמריקני מיוחד בסכום של מיליארד דולר, שיתפרש על פני השנים 2003-2005. 510 מיליון דולר מתוכו ישמשו לרכש בישראל והיתרה תשמש לרכש בארה"ב. בשנת 2005 יומרו לשקלים מתוך סכום זה 125 מיליון דולר, והם יהוו תוספת מקורות לשימוש בארץ בהיקף של כ־575 מיליון ש"ח.

תקציב ההוצאה המותנית בהכנסה

תקציב ההוצאה המותנית בהכנסה הוא תקציב לכל דבר ועניין. בשנת 2005 הוא יסתכם בכ־3.92 מיליארד ש"ח. ההכנסות של משרד הביטחון נובעות, בין היתר, מהנושאים הבאים:

- עסקאות ייצוא ומכירת ציוד, שירותים וכוח אדם
- מיזם פינוי מחנות צה"ל
- ריבית על הפקדה מראש - החל משנת 1991 מופקדים מראש כספי הסיוע האמריקני בחשבון על שם מדינת ישראל בארה"ב. חשבון זה צובר ריבית המתווספת לסיוע. בשנת 2004 נאמדת ההכנסה מריבית בכ־65.8 מיליון ש"ח.

תקציב ההרשאה להתחייב

הצעת תקציב ההרשאה להתחייב לשנת 2005 היא 31.17 מיליארד ש"ח כלהלן:

הרשאה להתחייב במטבע מקומי

תקציב ההרשאה להתחייב במטבע מקומי משמש להתקשרויות ארוכות טווח עם התעשיות הביטחוניות ועם חברות נוספות. תקציב זה לשנת 2005 הוא כ־20.23 מיליארד ש"ח.

הרשאה להתחייב במטבע חוץ

תקציב ההרשאה להתחייב במטבע חוץ לשנת 2005 הוא כ־10.95 מיליארד ש"ח, כלהלן:

- תקציב מט"ח סיוע רגיל - בסך של כ־2.2 מיליארד דולר (שהם שווי ערך לכ־10.94 מיליארד ש"ח) עבור התקשרויות רב־שנתיות, שמימונן ייעשה בשנים עתידיות באמצעות מט"ח של הסיוע הביטחוני האמריקני.
- תקציב מט"ח מזומן - בסך של כ־490.7 מיליון ש"ח עבור התקשרויות לרכישת פריטים באירופה.

משאבים נוספים

מלבד המקורות שפורטו לעיל, עומדים לרשות המשרד מקורות נוספים, כגון: חיילים בשירות חובה, תדרים וקרקעות, אשר הוקצו למשרד הביטחון לצורך ביצוע משימותיו, כפי שבא לידי ביטוי בהסדר פינוי מחנות צה"ל ובהסדר פינוי תדרים. ייעול השימוש במשאבים אלו, שהם בעלי ערך כלכלי רב, מאפשר הקצאת מקורות לתקציב הביטחון יחד עם קידום מיזמים ונושאים לטובת המגזר האזרחי. כפי שיפורט בהמשך, נדרש כיום לבחון גם את משך שירות החובה בצה"ל במטרה לקצרו.

תקציב הביטחון כשיעור מהתמ"ג

שיעור תקציב הביטחון מהתמ"ג גבוה בישראל פי שלושה ויותר מאשר במדינות המערב, המהוות יעד לייצוא הישראלי ומתחרות במוצריהן עם מוצרים מהארץ. מאז אמצע שנות השמונים הייתה מגמת ירידה בשיעור תקציב הביטחון מהתמ"ג, אולם מגמה זו התהפכה בשנים 2001-2003.

התמ"ג החזוי לשנת 2005 הוא כ־555 מיליארד ש"ח ומבטא אומדן צמיחה של כ־3.8%. שיעור תקציב משרד הביטחון נטו מהתמ"ג החזוי בשנת 2005, עומד אפוא, על כ־7.6%. חלקו מסך תקציב המדינה, ללא מתן אשראי נטו, הוא כ־20.4%.

מלבד ההוצאות בגין תקציב משרד הביטחון, ישנן עלויות ביטחון נוספות למשק, כגון: תקציבי פיקוד העורף, הקרן לקליטת חיילים משוחררים, המשרד לביטחון הפנים, גופי ביטחון נוספים, הוצאות ביטחון אזרחיות, סיוע לתעשיות ביטחוניות במשבר ועוד. לכל אלו יש להוסיף את עלות החלופה של חיילי החובה (הפער בין מסלול "השכר" בשירות החובה לבין השכר בשוק, שחיילי שירות החובה היו משתכרים אלמלא היה שירות חובה) ושל אנשי המילואים. לפיכך, סך ההוצאה הביטחונית בפועל הצפויה בשנת 2005 היא כ־55 מיליארדי ש"ח, שהם כ־10% מהתמ"ג הצפוי לשנת 2005.

הוצאות הביטחון הגבוהות של מדינת ישראל, לעומת מדינות מערב אירופה וארה"ב, הן פועל יוצא של האיומים הביטחוניים הניצבים בפניה. עם זאת, יש מקום לבחון אם ניתן לקיים לאורך זמן את היקף הנוכחי של ההוצאה לביטחון, או שמא יש מקום להפחתה משמעותית בהוצאות אלה, בהתחשב בשינויים הגיאו־אסטרטגיים שחלו באזור בשנים האחרונות. הורדת רמת ההוצאה לביטחון תגדיל את היכולת להקצות תקציבים לנושאים אחרים בהתאם לסדרי העדיפויות של הממשלה ולהפחית את נטל המיסוי.

השינויים בתקציב הביטחון לשנת 2005

השינויים בתקציב הביטחון לשנת 2005 מתחלקים לחמש קבוצות עיקריות:

- הפחתת התקציב בהתאם להחלטת הממשלה בדבר המדיניות הפיסקלית לשנת 2005.
- הקצאת משאבים לתקצוב הקמת מכשול מרחב התפר ולשמירת מרקם החיים של האוכלוסייה המושפעת מהקמת המכשול.
- תקצוב המימון בגין הרשאה להתחייב (פריסות תקציב) שתוקצבה בשנים הקודמות.
- העברת מחנות צה"ל לדרום הארץ.
- תוספות והפחתות הנובעות מסיכומים שונים בין משרד הביטחון ומשרד האוצר.

השינויים בתקציב הביטחון נטו לשנת 2005 על בסיס תקציב מקורי לשנת 2004

(באלפי ש"ח, במחירי 2005)

• תקציב הביטחון המקורי לשנת 2004	**42,470,715**
• תוספות על פי החלטת ראש הממשלה ממארס 2004 על עדכון תקציב הביטחון	1,600,000
• הפחתות רוחביות בהתאם להחלטות ממשלה	(-1,387,280)
• הפחתה בהתאם להחלטת הממשלה מיום 15 באוגוסט 2004	(-1,948,681)
• תוספות והפחתות בהתאם לסיכומי תקציב הביטחון	254,750
• תוספת בגין הגידול בסיוע האמריקני	238,970
• תוספת בגין גימלאות צבא הקבע ומשרד הביטחון	219,199
• תוספת בגין הפרשות משהב"ט וצה"ל עבור פנסיה צוברת בגין עובדי המשרד ומשרתי הקבע	13,377
• תוספת לאגף השיקום בגין גידול במספר הזכאים	30,870
• תוספת תקציב להקמת שלבים נוספים של מכשול מרחב התפר ותחזוקת שלבים קודמים	703,000
• תוספת בגין עלויות העתקת בסיס ח"א מנתב"ג לנבטים	110,000
• תוספות לנושאים שונים	24,400
• סך תקציב הביטחון לשנת 2005	**42,329,320**

לפיכך, גג תקציב הביטחון נטו לשנת 2005 מסתכם בכ־42.3 מיליארד ש"ח.

התפתחות תקציב משרד הביטחון

תקציב מעודכן במיליארדי ש"ח, במחירי 2005



הוצאה שקלית בארץ + המרות
תקציב דולרי לחו"ל
מיליארדי ש"ח
0
10
20
30
40
50
1997
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2005

הערות
- התקציב על שינוייו, אינו כולל העברות עודפים משנים קודמות
- תקציב ההוצאה בחו"ל כולל סיוע אמריקני מיוחד להוצאה בחו"ל
- תקציב להוצאה בארץ כולל תקציב עבור הקמת מכשול מרחב התפר בשנים 2005-2003
- שנת 2005 - הצעת התקציב

שינויים בשיא כוח האדם של עובדי משרד הביטחון

בהתאם להחלטות הממשלה על הפחתת 4% מכוח האדם במשרדי הממשלה, במעבר בין שנת התקציב 2004 לשנת התקציב 2005, הופחתו 74 משרות מתקציב משרד הביטחון. לפיכך יעמוד שיא כוח האדם של עובדי משרד הביטחון לשנת 2005 על 1,785 משרות.

נושאים נוספים ושינויים מבניים בתקציב הביטחון

מכשול מרחב התפר

החל מאפריל 2002 אחראי משרד הביטחון על הקמת מכשול מרחב התפר, בהתאם להחלטת הממשלה. המשרד מרכז את הפעילות להקמת המכשול, הן מהיבטיו הביטחוניים־מבצעיים והן בהיבטי התשתית, בהתאם לתוואי שאותו מאשר הדרג המדיני. במשרד הביטחון הוקמה מנהלת מרחב התפר, האחראית לניהול הקמתו של המיזם בידי קבלני הביצוע.

עד למחצית לשנת 2004 נבנו כ־265 ק"מ של גדר ההפרדה מטירת צבי עד אלקנה, וכן מספר קטעים ב"עוטף ירושלים". עלות הבנייה עד כה מסתכמת ב־2.2 מיליארד ש"ח שמומנו בתקציבי 2003–2004. בשנת 2005 מתוכננת בנייתם של קטעים נוספים בגדר בהתאם להחלטות הממשלה לגבי התוואי החדש מאלקנה דרומה, וכן בקטעים שמדרום לירושלים. עבור בניית קטעי הגדר החדשים, המעברים, מרקם החיים באזור המכשול, וכן עבור אחזקת הגדר הקיימת, מתוקצב בתקציב הביטחון סכום כולל של כ־1.3 מיליארד ש"ח בתקציב 2005.

גימלאות צבא קבע

תקופת השירות הקצרה בצה"ל (גיל הפרישה הממוצע כיום הוא כ־44 שנים), והרצון להבטיח פרישה מכובדת בתום השירות מחייבים הקצאת תקציב גדל והולך למימון גימלאות אנשי הקבע. בשנים האחרונות גדל תקציב הגימלאות ביותר מ־200 מיליון ש"ח בכל שנה. המגמות המוצגות בתרשים שלהלן מלמדות כי תקציב הגמלאות עלה מרמה של כ־1.5 מיליארד ש"ח בראשית שנות התשעים עד לכ־3.6 מיליארד ש"ח בשנת 2005, והוא צפוי להגיע לרמה של יותר מ־5 מיליארד ש"ח תוך שנים ספורות.


התפתחות ביצוע תקציב הגימלאות של משרתי הקבע
והתחזית לשנים הבאות
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פנסיה צוברת

בהתאם לחלטת הממשלה בדיוני תקציב 2004, החל המעבר לפנסיה צוברת בקרב החיילים שהתחייבו לשירות קבע החל מיום 1 בינואר 2004. לפיכך, מתגייסים חדשים מתוך קבוצה זו מפרישים ממשכורתם בכל חודש את חלק העובד עבור הפנסיה. צה"ל מפריש גם כן את חלקו, והוא ישופה על כך בהתאם לסיכום באמצעות תוספת תקציב. עד סוף שנת 2004 צפוי צה"ל לבחור קרן פנסיה אשר תבטח את משרתי הקבע. במקביל הטילה הממשלה על משרד האוצר ועל משרד הביטחון לסכם את פרטי המעבר מפנסיה תקציבית לפנסיה צוברת. בין הנושאים המחייבים התייחסות נמצאים מודל השירות (גיל פרישה), וכן הממשקים עם קרנות הפנסיה ועם אגף השיקום.

מהלך זה של העברת אנשי הקבע החדשים למסלול של פנסיה צוברת, יחד עם העברת השוטרים, הסוהרים ועובדי שירותי הביטחון, משתלב עם המהלך הכולל של קליטת כלל המצטרפים החדשים לשירות המדינה במסלול של פנסיה צוברת והבטחת זכויותיהם במסגרת של קרנות פנסיה.
החלת מודל הפנסיה הצוברת על אנשי הקבע תיתן מענה גם לאנשי הקבע המסיימים את שירותם לפני הגיעם לגיל הפרישה, כלומר משתחררים לפני גיל 40.

גיל הפרישה

משרד האוצר ומשרד הביטחון נמצאים בדיונים על יישום מודל חדש לשירות הקבע, אשר יכלול העלאה משמעותית בגילאי הפרישה ושינוי בחלוקה בין משרתי הקבע אשר יסיימו את שירותם בגילאים צעירים יותר לבין אלו אשר ימשיכו לשרת עד לגיל הפרישה. מרכיב משמעותי נוסף במודל החדש הוא אזרות תפקידים רבים, המבוצעים ע"י משרתי הקבע. המהלך האמור ישפיע על גיל הפרישה בטווח הארוך, אולם כבר כיום נדרש לבצע צעדים אשר ישפיעו בטווח הקצר על גיל הפרישה ועל היקף תקציב הגמלאות. מתוך כך, נדרש כבר כיום להעלות את גיל הפרישה מצה"ל בהדרגה למשרתים קיימים, אגב קביעת הבחנה בין התפקידים השונים: אנשי הקבע מהמערך הלוחם יפרשו בגיל צעיר יחסית, ואילו אנשי הקבע בתחומים מקצועיים ולוגיסטיים יפרשו בגיל מבוגר יותר, כך שיוכלו לתרום למערכת מהשכלתם ומניסיונם במשך תקופה ארוכה יותר.

הסכמים להפחתת כוח האדם המשרת בקבע

ההכרח להקטין משמעותית את תקציב הביטחון, ותהליך אזרות המשימות השונות המבוצעות כיום ע"י הצבא, הביאו את משרד הביטחון ואת משרד האוצר להסכים על הפחתה משמעותית של כוח האדם בגילאי הביניים (גילאי 27-38). לפי הסכמה זו, יזכו משתחררים אלה בתנאי שחרור מועדפים, ומשרד האוצר ישתתף במימון מרבית עלות התכנית.

כמו כן הושגה בין המשרדים הסכמה המאפשרת לצה"ל להגדיל את מספר הפורשים לגמלאות בשנים 2003–2006 כחלק מהתכנית לצמצום סד"כ צה"ל. בהתאם לסיכום, החל משנת 2007 יופחת מספר הפורשים בצורה משמעותית. הסכמה נוספת היא שאנשי קבע בעלי ותק העולה על עשר שנים, אשר ישוחררו ביוזמת המערכת החל מיולי 2003, יהיו זכאים, על פי בחירתם, ל"הקפאת זכויות", כלומר יקבלו, אם ירצו בכך, פנסיה החל מהגיעם לגיל הפרישה במשק, על פי צבירה של 2% לכל שנת שירות, וזאת תמורת הפחתת הפיצוי המוגדל בעת שחרורם.

אבן יסוד בהסכמים אלו היא ירידה קבועה במספר אנשי הקבע בכלל, ובמספר אנשי ה"קבע המובהק" - משרתי הקבע מתקן רס"ן ומעלה בפרט. ההפחתה תתבצע באמצעות הוצאת אנשי הקבע לגימלאות, הפסקת שירותם של משרתי הקבע בגילאי הביניים (27-38), וצמצום בהיקף הנכנסים ל"קבע מובהק".

פינוי מחנות צבא ממרכזי הערים

החלטת הממשלה מאוגוסט 1993 מחייבת את צה"ל לפנות מחנות צבא ממרכזי הערים, בשיתוף עם משרד הביטחון, משרד האוצר, משרד השיכון, משרד הפנים ומינהל מקרקעי ישראל. מטרת החלטה זו היא להעתיק את מחנות צה"ל ממרכזי האוכלוסייה ולייעד את הקרקע המתפנה לשימושים אזרחיים, בעיקר למגורים,

תיירות, מסחר ותעשייה, ובלבד שקיימת כדאיות כלכלית לפינוי, כלומר שהתקבולים משיווק הקרקע יהיו גבוהים מעלויות העברת המחנה. פינוי המחנות מגדיל כאמור את היצע הקרקעות לבנייה באזורי ביקוש, ויתרה מכך, הוא מעמיד לרשות הצבא מחנות חדשים ויעילים יותר, הממוקמים פונקציונלית בהתאם לצרכיו העכשוויים. עד כה פונו בפועל או סוכם סופית על פינויים של כ־40 מחנות צה"ל.

מלבד היתרונות שפורטו לעיל, נודעת להעתקת מחנות צבאיים לנגב גם משמעות לפיתוחו, בין השאר הודות להגדלת הפוטנציאל של תעסוקה בת קיימא באזור; הבאת אוכלוסייה חזקה ויציבה; יצירת תשתיות וכדומה. מהלך זה מתייחס אפוא לתועלת הכלכלית הרחבה יותר שבהעתקת המחנות, קרי לא רק על פי ההכנסות משיווק הקרקע, אלא גם תוך התחשבות ביתרונות הטמונים בהעתקתם לאזור הדרום של מוקדי תעסוקה ניכרים וקבועים, יחד עם אוכלוסייה מבוססת כלכלית. במהלך מעין זה ישנה חשיבות ליצירת מסה קריטית של מחנות וכוח אדם המועברים לדרום, הן מהֶיבט התועלת הכלכלית והן מן ההיבטים הצבאיים של העתקת מוקד פעילות צה"לית לאזור זה.

בשנת 2004 סוכם על העברת בסיס חיל האוויר מנתב"ג לנבטים. מהלך זה יבוצע בשנים 2009-2004 בעלות כוללת של 1.6 מיליארד ש"ח. מיזמים נוספים, הנמצאים עדיין בתחילת דרכם, הם העתקת מחנות ההדרכה מצריפין ל"עיר הבה"דים" בסמוך לצומת הנגב והעתקת מחנות חמ"ן ויחידות המחשוב הצה"ליות לדרום.

בהחלטה על ביצוע העתקת המחנות, נלקחו בחשבון לא רק עלויות המעבר ושווי הקרקע המתפנה, אלא גם החשיבות הכלכלית והחברתית שבפיתוח הנגב. מהלכים אלו גורמים להעברה של אוכלוסייה מבוססת ממרכז הארץ אל היישובים שבקרבת הבסיסים החדשים. העתקת בסיס ח"א לנבטים תגרום להעברת מערך אחזקת מטוסי התובלה הצבאיים לאזור זה. מהלך זה ייצור תשתית לפעילות דומה בתחום האזרחי, ושניהם יחד צפויים לספק מקומות תעסוקה רבים לתושבי האזור. העברת יחידות חמ"ן ויחידות המחשוב צפויות למשוך לאזור כוח אדם איכותי ותשתית טכנולוגית עתירת ידע.

פינוי תדרים בשימוש צבאי והעברתם לשימוש אזרחי

בנושא זה היו שני סיכומים בין המשרדים: הראשון, משנת 1997 - על סך של 247 מיליון ש"ח; השני, משנת 1999 - על סך של 1.25 מיליארד ש"ח. תוספות תקציב אלו מיועדות לביצוע מחקר ופיתוח ולרכישת ציוד, אשר יופעל בתחומי תדרים חליפיים שהועמדו לרשות משרד הביטחון. נתח התקציב לשנת 2005 לפינוי התדרים הוא כ־205 מיליון ש"ח.

בנוסף לסיכומים אלו החליטה הממשלה באוגוסט 2004, כי החל מיום 1 בינואר 2006, תחול חובת תשלום אגרה על שימוש בתדרים אלחוטיים גם על כוחות הביטחון. על פי ההחלטה, מערכת הביטחון תפוצה באופן מלא בגין האגרה ע"י הגדלת תקציב הביטחון. כך יוביל בעתיד פינוי תדרים במערכת

הביטחון לחיסכון תקציבי אשר יפנה מקורות למערכת לנושאים אחרים. התדרים שיתפנו, ישמשו את השוק הפרטי הצומח בתחום זה.

החלטות ממשלה נוספות

אזרוח פעילות במרכזי האחזקה של צה"ל

בהתאם להחלטת הממשלה מאוגוסט 2004, תוקם ועדה שתבחן את אופן יישום האזרוח וההפרטה של מרכזי האחזקה של צה"ל (מש"א). הוועדה תגיש את המלצותיה עד ליום 1 במארס 2005.

מוקדי התייעלות וחיסכון

כדי לאפשר עמידה ביעדים הפיסקליים של הממשלה יש לבצע שינויים ולנקוט צעדים נוספים. חלקם נמצאים כבר בתהליכי ביצוע, אך יש להגבירם ולעודדם.

מודל שירות חובה

מתחילת שנות התשעים התחדדו שני תהליכים מקבילים בנוגע למשרתי החובה בצה"ל. התהליך הראשון הוא גידול משמעותי באוכלוסיית המדינה שמביא לגידול במחזורי הגיוס. התהליך השני הוא ירידה מתמדת באחוז המתגייסים ובאחוז המשרתים שירות מלא, מתוך כל שנתון. תהליך זה נובע מגידול בקבוצות האוכלוסייה שאינן משרתות בצבא (בני מיעוטים, חרדים ובעלי פטור רפואי או אחר), וכן מצורך פוחת של הצבא בשירות של חיילים בתפקידים שאינם קרביים. כל אלו גרמו לכך שמספר המסיימים שירות סדיר מלא מתוך כלל המועמדים לשירות ביטחון הוא כ־50% בלבד.

מצב זה יוצר שתי בעיות מרכזיות: חוסר שוויון בין המשרתים לאלו שאינם משרתים ואובדן תפוקה וכוח עבודה במשק עקב שירות החובה של כלל המתגייסים לצה"ל (תקופה של בין שנתיים לשלוש שנים).

לפיכך, יש לבחון את משך שירות החובה בצה"ל תוך יצירת דיפרנציאציה במשך השירות ותגמול למי שיידרשו לשירות ארוך יותר. קיצור משך השירות בצה"ל יחסוך לצבא את העלויות של כוח האדם שהצבא אינו זקוק לו. המשתחררים מצה"ל מוקדם יותר יצטרפו למעגל העבודה ויתרמו להגדלת התוצר במשק.

לאור האמור לעיל, הוחלט כי מודל שירות החובה בצה"ל ייבחן על ידי צוות משותף למשרד הביטחון ולמשרד האוצר, בראשותו של ראש המועצה לביטחון לאומי.

חיסכון בעלויות כוח אדם

הקטנת עלויות כוח האדם היא צעד חיוני, לא רק בטווח הקצר, נוכח ההפחתה התקציבית, אלא גם בטווח הארוך, על מנת לפנות מקורות להתעצמות ולמוכנות. בתחום זה נדרשת הקטנה הן בהיקף כוח האדם והן בעלות העסקתו (שכר ותנאי שירות).

כאמור לעיל, הפחתת היקפי כוח האדם בצבא הקבע כבר נמצאת בתהליך, כמו גם הפחתת השכר בכלל המגזר הציבורי. עם זאת, נוכח מגבלות התקציב, יש להגביר את קצב ההתקדמות בתחומים אלו ולהאיצו.

הוצאת פעילויות מצה"ל אל המגזר האזרחי

צה"ל מבצע כיום פעילויות רבות, לוגיסטיות ותומכות לחימה כאחד, שניתן לבצען באמצעות המגזר הפרטי ביעילות רבה יותר, וזאת מן ההיבטים הכלכליים, התפעוליים והתקציביים. הוצאת פעילויות אלה מצה"ל תפנה משאבים לטובת התעצמותו של הצבא. יתירה מזו, ביצוע פעילויות אלה בידי גופים אזרחיים, המתמחים בהם, גם תשפר את התפוקות המושגות. הפרטת הפעילויות דורשת ראייה כוללת והתייחסות לעלויות של כלל מערכת הביטחון ולעלויות חיצוניות נוספות, שיש לפצות בהן את משרד הביטחון בגין כל פעילות שתאוזרח.

המצב הנוכחי מחייב ביצוע פעילות זאת בהיקף נרחב. דוגמה אחת לכך היא הפרטת פעילות המבוצעת במרכזי השיקום והאחזקה (מש"אות), שלגביה התקבלה כאמור החלטת ממשלה, אך קיימים תחומים רבים נוספים שהתהליך נכון לגביהם.

נושאי התייעלות נוספים

לבד מהנושאים שפורטו לעיל, קיים פוטנציאל לצמצום ולהתייעלות במערכים האזרחיים והלוגיסטיים בפעילות במשרד הביטחון ובצה"ל. לדוגמה, ייעול עבודת אגף השיקום; צמצום כוח האדם והתקורות במשרד הביטחון; צמצום מספר המשלחות של צה"ל ושל משרד הביטחון (איחוד משלחות באירופה) ומספר המועסקים בהן בחו"ל (כגון המשלחת בניו יורק); וכן צמצום במספר בסיסי צה"ל על ידי סגירה או איחוד בסיסים.

הקרן לקליטת חיילים משוחררים

מדינת ישראל מסייעת לחיילים משוחררים במספר אופנים:

סיוע כספי

- **החוק לקליטת חיילים משוחררים** - כפי שיפורט להלן.
- **סיוע בדיור** - תוספת של 1% למשכנתא הבסיסית עבור כל חודש שירות, עד לתקרה של 60% לזוג, בהתאם לקריטריונים הקבועים במשרד השיכון.
- **מענק עבור עבודה מועדפת** - מענק בגובה כ־7,400 ש"ח למועסקים בענפי הבניין, החקלאות, המלונאות, תחנות הדלק ואבטחת מוסדות החינוך.
- **הכשרה מקצועית** - במסגרת משרד העבודה והרווחה.
- **דמי אבטלה** - זכאות לשלושה חודשים.
- **הטבות במיסוי** - במסגרת החלטות הממשלה לקראת תקציב המדינה לשנת 2000, נקבע כי יוענקו עד שתי נקודות זיכוי, בהתאם למשך השירות בפועל, לתקופה של שנתיים, למי ששירת שירות צבאי (או שירות לאומי).

סיוע נוסף

- **הקרן לסיוע נוסף** - כפי שיפורט להלן.
- **היחידה להכוונת חיילים משוחררים** - מסייעת בהלוואות ובמענקים לדיור, ללימודים, לטיפולים רפואיים, ועוד.

תקציב החוק לקליטת חיילים משוחררים

הצעת תקציב החוק לקליטת חיילים משוחררים לשנת 2005 מסתכמת בכ־1,326 מיליון ש"ח. סך שיא כוח אדם – 22 משרות.

החל משנת 1994 מיושם "חוק קליטת חיילים משוחררים", המַקנה לחיילים משוחררים ולבנות השירות הלאומי את הזכויות הבאות:

- **מענק כספי הניתן בעת השחרור**

- **קרן פיקדון** הנזקפת לזכות החיילים ומיועדת למטרות לימודים, הכשרה מקצועית, רכישת דירה, נישואין או פתיחת עסק. חייל משוחרר שלא מימש את מלוא קרן הפיקדון במהלך תקופת הזכאות, יקבל את כל יתרת הכסף שנצברה לזכותו לאחר חמש שנים.

- **הקרן לסיוע נוסף** - סיוע מיוחד לחיילים הזקוקים לכך בשני תחומים מרכזיים:

– מלגות לימודים ודמי קיום לחיילים משוחררים הלומדים במכינות קדם־אקדמיות, על פי אמות מידה חברתיות־כלכליות.

– מימון מלגות לימודים לחיילים משוחררים הלומדים במוסדות להכשרה מקצועית. הסיוע מועבר באמצעות משרד העבודה והרווחה.

בשנת 2000 תוקן החוק לקליטת חיילים משוחררים. על־פי תיקון החוק, חיילים שהתגייסו החל מיום 1 בינואר 2001 זכאים לצבירה חודשית בגין חודשי השירות שבוצעו בפועל ועל־פי סוג השירות: לוחם, תומך לחימה, או אחר.

לוחם או לוחמת צוברים סך של 884 ש"ח בגין כל חודש שירות; תומך או תומכת לחימה צוברים סך של 727 ש"ח בגין כל חודש שירות; וחיילים או חיילות בתפקידים אחרים צוברים סך של 589 ש"ח בגין כל חודש שירות.

סך הצבירה על־פי תיקון החוק (מענק וקרן פיקדון) הוא כדלהלן:

לוחמים:	חייל - (36 חודשים)	31,824 ש"ח
	חיילת - (24 חודשים)	21,216 ש"ח
תומכי לחימה:	חייל - (36 חודשים)	26,172 ש"ח
	חיילת - (24 חודשים)	17,448 ש"ח
אחר:	חייל - (36 חודשים)	21,204 ש"ח
	חיילת - (24 חודשים)	14,136 ש"ח

על פי תיקון החוק משנת 2000 יועמדו הסכומים שנצברו לרשות שאיריהם של חללים וחיילים שנפטרו לאחר שחרורם.

פירוט מרכיבי תקציב הקרן לקליטת חיילים משוחררים
(באלפי ש"ח)

מענקי שחרור	308,439
קרן פיקדון	858,689
קרן לסיוע נוסף	86,805
הוצאות תפעול ושכר	11,244
רזרבה לתשלומי העברה והתייקרות	60,839
סך הכול	**1,326,016**

תקציב קרן הפיקדון נבנה בהתאם לאומדן קצב מימוש הפיקדון, על פי בחינת מקדמי מימון של מימוש הפיקדון בשנים שעברו.


התפלגות מימוש קרן הפיקדון בשנת 2003
אחוזי מימוש
7.0%
26.9%
3.7%
3.7%
5.1%
0.3%
53.3%
לימודים
משפחות שכולות
מזומן
נישואין
עסק
דירה
הכשרה מקצועית
מקור: הקרן לקליטת חיילים משוחררים

תיאום הפעולות בשטחים

הצעת תקציב תיאום הפעולות בשטחים (נטו) לשנת 2005 מסתכמת בכ־100.5 מיליון ש"ח. סך שיא כוח אדם - 156, עבודה ארעית במונחי משרות 68, סך תקני כוח אדם - 224.

הצעת התקציב לשנת 2005 מבטאת את מדיניות הממשלה בדבר הפחתת ההוצאות וצמצום בתקני כוח האדם.

מאז פרוץ העימות הנוכחי בספטמבר 2000, ובפרט לאחר "חומת מגן", פועל תיאום הפעולות בשטחים באופן אינטנסיבי במטרה לסייע לאוכלוסייה הפלסטינית, תוך הפרדה בין מחוללי הטרור לבין כלל האוכלוסייה. תיאום הפעולות בשטחים פועל לאפשר את המשך פעילותן של המערכות האזרחיות הפלסטיניות, תוך מתן אפשרות לארגונים בינ"ל לפעול באופן מתואם על מנת למנוע את בינאום הסכסוך.

בתיאום הפעולות בשטחים פועלים במשולב קציני מטה אזרחים, המפעילים את סמכויות משרדי הממשלה באזורים, ואנשי צבא העוסקים הן בהיבטים האזרחיים והן בהיבטים הביטחוניים של פעילות ישראל באזורים.

כוח האדם הפועל במסגרת תיאום הפעולות בשטחים מונה 231 אזרחים ו־147 אנשי קבע.

להלן היעדים העיקריים של תיאום הפעולות בשטחים:

- לשמש מנגנון לתיאום ולקישור בין הממשלה בישראל לבין גורמי הרשות הפלסטינית בתחומים שעליהם מחליטה הממשלה.
- לשמש גורם אופרטיבי לעיצוב מערכת הקשרים האזרחיים עם הפלסטינים, ולדאוג לאיזונים בין הצרכים הביטחוניים לבין הצרכים האזרחיים, בעיקר מאז מבצע "חומת מגן" בשנת 2002, ולנוכח החשש מפני קריסת המערכת האזרחית ברשות הפלסטינית.
- להבדיל בין כלל האוכלוסייה לבין מחוללי הטרור במטרה לשמור על מהלך חיים תקין, ובכלל זה להבטיח נגישות לצרכים חיוניים, כמו: חשמל, מים, מזון, טיפול רפואי וכיוצ"ב.
- לטפל בצרכים התכנוניים של האוכלוסייה הישראלית באזורי יהודה, שומרון ועזה.
- לפקח בשטחי C תוך שמירת האינטרסים הישראליים.

- לפעול, באמצעות קציני המטה, למימוש הסמכות והאחריות בתחומים שלא הועברו למשרדי האם בישראל או לרשות הפלסטינית.
- לקחת חלק בפעילות להקמת גדר הביטחון במרחב התפר, הן בהיבטי תכנון ופיקוח והן בבחינת השפעת המכשול על מרקם החיים של האוכלוסייה הפלשתינית.

פיקוד העורף האזרחי

במסגרת התקציב לשנת 2005 מוקצים לפיקוד העורף האזרחי משאבים לביצוע משימותיו.

שלושה נושאים עיקריים עומדים על הפרק בפיקוד העורף האזרחי:

- יישום תכנית שבמי"ם (שטחי ביטחון מיוחדים) העוסקת במיגון ארבעים ואחד היישובים הנמצאים ממזרח לתוואי גדר ההפרדה המוקמת.
- הצטיידות במרכיבי ביטחון ותחזוקתם, וכן מיגון כלי רכב ביישובי יש"ע, בקו העימות בצפון, במרחב התפר ובשאר חלקי הארץ.
- הקצאת משאבים לתכנית "סופת חול" העוסקת במיגון אזרחי כנגד מתקפה בלתי קונבנציונאלית.

התעשיות הביטחוניות הממשלתיות

בעקבות המשבר העולמי בענף התעשיות הביטחוניות בראשית שנות התשעים, שנבע מסיום המלחמה הקרה, ובשל שינויים מדיניים וגיאו־פוליטיים נוספים, נקלעה התעשייה הביטחונית למשבר עסקי מתמשך.

מאז מסייעת הממשלה לתעשיות הביטחוניות הממשלתיות (התעשייה האווירית, התעשייה הצבאית ורפא"ל), לנקוט צעדים להתאמת כושר הייצור ומספר המועסקים לרמת המכירות ולתנאי השוק בארץ ובחו"ל. תכניות ההבראה שגובשו לתעשיות הביטחוניות הממשלתיות, התבססו בעיקר על תהליכים להקטנת מספר המועסקים. פרישת העובדים נעשתה בתנאים משופרים, כאשר העלויות לכך מומנו ברובן בידי המדינה.

תכניות ההבראה המקומיות שהוכנו לכל תעשייה בנפרד, בסיוע כולל שהסתכם בכ־5.2 מיליארד דולר (מהם כ־3.7 מיליארד דולר בתקצוב ישיר שאושרו ב־13 השנים שבין 1992–2004) אפשרו ייצוב עסקי

בחלק מהתעשיות, אך לא הובילו לפתרון שתי בעיות היסוד של תעשיות אלה:

- מבנה העסקה ויחסי עבודה קשיחים יחד עם הוצאות שכר גבוהות.
- כפל תשתיות, עודף כושר ייצור בהון ובעבודה.

תכנית העבודה העיקרית לשנת 2005 בתחום התעשיות הביטחוניות הממשלתיות ממוקדת ביישום שינויים מבניים; קידום הפרטת התעשייה הצבאית על בסיס המלצת ועדה בין־משרדית ("ועדת ואיש"); והנפקת חלק מהון המניות של התעשייה האווירית (בהתאם להחלטת הממשלה מספר 94 מיום 2 באפריל 2003).

המשרד לביטחון הפנים

הצעת התקציב של המשרד לביטחון הפנים לשנת 2005 מסתכמת בכ־8.12 מיליארד ש"ח, במחירי שנת 2005 (תקציב ברוטו, כולל תקציב פיתוח והשתתפויות משרדי ממשלה אחרים). סך שיא כוח אדם – 24,230, עבודה ארעית במונחי משרות – 2,841, סך תקני כוח אדם – 27,071.

דגשים לשנת 2005

- הגברת הביטחון האישי בקרב אזרחי המדינה, תוך שמירה על הסדר הציבורי ואכיפת החוק.
- מימוש תכנית הבראה למשטרת ישראל, תוך צמצום מספר השוטרים והיקף המטות.
- מימוש תכנית רב־שנתית לתוספת מקומות כליאה בשירות בתי הסוהר לרבות הפרטת שירותי כליאה.
- שיפור השירות לאזרח והגברת הנוכחות והמעורבות של המשטרה בקהילה.
- הרחבת מעורבות הציבור ושיתוף גורמי הקהילה בתחום ביטחון הפנים על מרכיביו.
- הגברת האכיפה כנגד עבירות כלכליות.
- המשך פעולות האכיפה נגד עובדים זרים בלתי חוקיים ונגד מעסיקיהם.
- מאבק בסמים ובפשיעה, מאבק באלימות במשפחה ובעבירות נוער.
- מאבק בתאונות הדרכים, תוך הרחבת השימוש באמצעים טכנולוגיים מתקדמים.

תקציב משטרת ישראל

הצעת תקציב משטרת ישראל לשנת 2005 מסתכמת בכ־6.56 מיליארד ש"ח (תקציב ברוטו, כולל תקציב פיתוח, השתתפויות משרדי ממשלה אחרים והפחתות).

השינויים העיקריים בהצעת התקציב לשנת 2005

- יישום תכנית הבראה לצורך התייעלות ארגונית, לרבות צמצום כוח אדם.
- השלמת הקמתה של היחידה לאכיפה כלכלית, תוך עמידה ביעדיה.
- הגברת המאבק בפשיעה המאורגנת.

תקציב שירות בתי־הסוהר

הצעת תקציב שירות בתי־הסוהר לשנת 2005 מסתכמת בכ־1.46 מיליארד ש"ח (תקציב ברוטו, כולל תקציב פיתוח, השתתפויות משרדי ממשלה אחרים והפחתות).

השינויים העיקריים בהצעת התקציב לשנת 2005

- יישום תכנית לתוספת מקומות כליאה לאסירים ביטחוניים בהיקף של 1,400 מקומות.
- פיתוח ושדרוג מערכות המחשוב המרכזיות בשב"ס.
- ביצוע תהליכי התייעלות ארגונית.


התפתחות תקציב המשרד לביטחון הפנים
תקציב ישיר מקורי – מחירי תקציב 2005 במיליוני ש"ח
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,705
6,120
6,223
6,649
7,183
7,261
7,279
4,826
4,973
5,938
5,859
1999
2000
2001
2002
2003
2004
2005
תקציב רגיל ופיתוח
גימלאות

המשרדים המינהליים

קבוצת המשרדים המינהליים כוללת את המשרדים הבאים: משרד ראש הממשלה, משרד האוצר, משרד המשפטים, משרד החוץ והמשרד לאיכות הסביבה.

המשרדים המינהליים מאופיינים בעתירות כוח־אדם, לכן חלק ניכר מהתקציב השוטף במשרדים אלה, כ־64% בממוצע, מיועד למימון הוצאות שכר, והיתרה - לתקציבי קניות ופיתוח, המיועדים בעיקר לתפעול המשרדים.

משרד ראש הממשלה

השינויים העיקריים בתקציב משרד ראש הממשלה בשנת 2005 הם:

- העברת תקציב בתי הדין לגיור מבתי הדין הרבניים למשרד ראש הממשלה, בהתאם להחלטת הממשלה.
- תגבור תקציב מיזם "זכות מלידה" בסך 45 מיליון ש"ח ומיזם חינוך יהודי בתפוצות בסך 40 מיליון ש"ח
- תגבור תקציב המועצות הדתיות בסך 36 מיליון ש"ח.

משרד האוצר

תכנית העבודה השנתית של משרד האוצר מדגישה תהליכי התייעלות במשרד הראשי וברשות המסים (המאחדת את אגף המכס והמע"מ, אגף מס הכנסה ומיסוי מקרקעין ושירות עיבודים ממוכנים), במקביל להתאמות התקציב הנדרשות בהתאם למדיניות הפיסקלית שעליה החליטה הממשלה.

במסגרת החלטות הממשלה על תקציב המדינה לשנת 2004, הוחלט לאחד את אגפי המסים ושירות עיבודים ממוכנים במשרד האוצר. במסגרת זו מונה מנהל אחד לאגף המאוחד והוחל בהכנת תכנית לאיחוד האמור, תוך איחוד מטות, מינהלות ותקורות של האגפים. במהלך שנת 2005 יחל יישום תכנית האיחוד. מהלך זה ייעל את פעילות מערכת המס והוא צפוי לאפשר הגדלה של יכולת ההרתעה, האכיפה והגבייה של מערך המסים המאוחד, תוך שיפור השירות לאזרח.

משרד המשפטים

נוכח הגידול בעומס המוטל על מערכת המשפט בשנים האחרונות, תדגיש תכנית העבודה של משרד המשפטים (המשרד הראשי והנהלת בתי המשפט) את המשך הביצוע של שינויים מבניים להפחתת העומס על מערכת בתי המשפט בישראל, ובכלל זה תגבור מספר העוזרים המשפטיים בבתי המשפט המחוזיים והמשך מיזם בינוי בתי משפט. כמו כן יוקצו משאבים כספיים למשרד המשפטים ולמערכת בתי המשפט לתגבור מספרם של שופטים ופרקליטים במסגרת התכנית לאכיפה כלכלית, וכן יתוגברו תקציבי הסיוע המשפטי והסנגוריה הציבורית, ויוקצו משאבים למיקור חוץ של תיקים מפרקליטות המדינה.

משרד החוץ

במהלך שנת 2005 יחל משרד החוץ בפתיחת שתי נציגויות חדשות, בהמשך לפתיחת שלוש נציגויות בערים מינסק, קישינב ובומביי בשנת 2004.

המשרד לאיכות הסביבה

המשרד לאיכות הסביבה ימשיך להתמקד בשנת 2005 בנושא המים ושיקום נחלים, בד בבד עם המשך שיפור הטיפול בפסולת מוצקה וכן במפגעים ובזיהומים הנובעים מפעילות תעשייתית. המשרד גם ימסד את הטיפול בתקנים של איכות הסביבה.

משרד ראש הממשלה

הצעת תקציב משרד ראש הממשלה לשנת 2005 מסתכמת בכ־666 מיליון ש"ח. סך שיא כוח אדם – 815, עבודה ארעית במונחי משרות – 496, סך תקני כוח אדם – 1,311.

השינויים העיקריים בתקציב משרד ראש הממשלה בשנת 2005 הם:

- הקצאת מקורות למיזם "זכות מלידה" בסך 45 מיליון ש"ח במסגרת לשכת השר לענייני תפוצות וירושלים.
- הקצאת מקורות למיזם חינוך יהודי בתפוצות בסך 40 מיליון ש"ח.
- העברת תקציב בתי הדין לגיור מתקציב בתי הדין הרבניים למשרד ראש הממשלה בסך 3.6 מיליון ש"ח, בהתאם להחלטת הממשלה.
- הקצאת מקורות למועצות הדתיות בסך 36 מיליון ש"ח.

משרד החוץ

הצעת תקציב משרד החוץ לשנת 2005 מסתכמת בכ־1.28 מיליארד ש"ח. סך שיא כוח אדם – 919, עבודה ארעית במונחי משרות – 139, סך תקני כוח אדם – 1,078.

הצעת תקציב משרד החוץ לשנת 2005 מבטאת את מדיניות הממשלה בדבר הפחתת ההוצאות וייעול המגזר הממשלתי. נוכח מדיניות זו ימשיך המשרד בפעולות צמצום וחיסכון במשאבים, הכוללות צמצום התקציב לפעולות שונות של המשרד בארץ ובחו"ל, לרבות צעדי התייעלות שיש בהם כדי להפחית את הוצאות התפעול השוטפות של הנציגויות בחו"ל.

השינויים העיקריים בתקציב משרד החוץ לשנת 2005 הם:

- הקצאת מקורות להשלמת פתיחת נציגויות במינסק, קישינב ובומביי, וכן לפתיחת שתי נציגויות נוספות על־פי שיקולי משרד החוץ.

- התאמת התקציב להחלטות הממשלה בדבר הפחתת הוצאות הממשלה וכוח האדם במגזר הציבורי.

משרד המשפטים

הצעת תקציב משרד המשפטים והנהלת בתי המשפט לשנת 2005 מסתכמת בכ־1.85 מיליארד ש"ח (תקציב שוטף ופיתוח). סך שיא כוח אדם – 3,162, עבודה ארעית במונחי משרות – 2,906, סך תקני כוח אדם – 6,068.

מערכת המשפט בישראל ניצבת בפני אתגרים רבים, והצעת התקציב לשנת 2005 מבטאת את ההתמודדות עימם, בראש ובראשונה - ההתמקדות בהגברת אכיפת החוק ובהקלת העומס המוטל על מערכת המשפט בישראל. כל זאת במגמה לשפר את רמת השירות המוענק לציבור ואת איכותו. לצורך קיצור וייעול ההליך השיפוטי מתוכנן בשנת 2005 להקצות משאבים לקליטת עוזרים משפטיים בבתי המשפט המחוזיים. כמו כן, במסגרת המלחמה בפשיעה הכלכלית, יתווספו למשרד המשפטים ולהנהלת בתי המשפט משאבים ייעודיים.
התאמות בהיקף התקציב הכולל בוצעו בהתאם להחלטות הממשלה בדבר הפחתת הוצאות הממשלה.

השינויים העיקריים בתקציב משרד המשפטים הראשי ובתקציב הנהלת בתי המשפט בשנת 2005 הם:

משרד המשפטים

- הקצאת משאבים להוצאת תיקים לטיפול על ידי עורכי דין חיצוניים (outsourcing), על מנת להפחית את העומס המוטל על פרקליטות המדינה.
- הקצאת מקורות נוספים לקידום עבודת הייעוץ הארגוני, לצורך גיבוש שינויים מבניים וארגוניים במערכי משרד המשפטים: פרקליטות המדינה, אגף רישום מקרקעין ועוד, במטרה להביא להתייעלות בהקצאת המשאבים בעתיד.
- העברת תקציב בתי הדין למשמורת ותקציב רשם העמותות מתקציב משרד הפנים לתקציב משרד המשפטים.
- הקצאת מקורות לטיפול ברכוש נספי שואה הנמצא בארץ.
- הקצאת מקורות לאכיפת פשיעה כלכלית.
- תגבור תקציבי הסיוע המשפטי והסנגוריה הציבורית.

הנהלת בתי המשפט

- הקצאת מקורות לתגבור עוזרים משפטיים בבתי המשפט המחוזיים, במטרה לייעל את ההליך השיפוטי.
- הקצאת מקורות לטיפול בפשיעה כלכלית.
- תגבור תקציבי השכר של הנהלת בתי המשפט.
- תקצוב מיזמים של בינוי היכלי משפט חדשים ופיתוח מערכת המחשוב של בתי המשפט במסגרת תקציב הפיתוח של הנהלת בתי המשפט.

בתי הדין הרבניים

- הקצאת מקורות להפצת דואר רשום במיקור חוץ.
- תגבור תקציב השכר של הנהלת בתי הדין הרבניים.

משרד האוצר

הצעת תקציב משרד האוצר לשנת 2005 מסתכמת בכ־1.6 מיליארד ש"ח. סך שיא כוח אדם – 5,141, עבודה ארעית במונחי משרות – 1,134, סך תקני כוח אדם – 6,275.

מדיניות הממשלה להפחתת הוצאותיה הגבירה את ההתייעלות גם באגפי משרד האוצר, בד בבד עם הכנסת כלים טכנולוגיים ומחשוב, כדי לשפר את עבודת אגפי המשרד.

השינויים העיקריים בתקציב משרד האוצר לשנת 2005 הם:

כללי

- התקציב יותאם להחלטות הממשלה בדבר הפחתות תקציב רוחביות במסגרת מדיניותה הפיסקלית.
- במסגרת תקציב 2005 יימשך תהליך איחוד אגפי המסים, בהתאם לתכנית המתגבשת במשרד.

רשות המסים לישראל

- בשנת 2005 יתוקצבו מקורות ליישום איחוד האגפים, תוך שימת דגש על העמקת הגבייה ושיפור השירות לאזרח.
- יוקצו מקורות לפיתוח מערכת סחר חוץ חדשה, אשר תקשר את מערכות הייבוא ומערכות הייצוא של מדינת ישראל.
- יוקצו מקורות לתפעול משקף המכולות בנמל אשדוד ולאחזקתו, ולטיפול כולל באמצעי הביטחון.

המשרד הראשי באוצר

- יוקצו מקורות להרחבת הפעילות של היחידה לפיקוח על נותני שירותי מטבע, על פי חוק איסור הלבנת הון, ולמערך האכיפה בשוק ההון, אשר הוקמו במהלך שנת 2003 במסגרת אגף הביטוח ושוק ההון במשרד האוצר.

גימלאות ופיצויים

הצעת התקציב לגימלאות ופיצויים לשנת 2005 מסתכמת בכ־7.3 מיליארד ש"ח בהוצאה ובכ־387 מיליון ש"ח בהוצאה מותנית בהכנסה.

הגימלאות משולמות לפי חוקים שונים, הסכמי שכר, הסכמי עבודה ופסקי דין, לאחר בדיקת הזכאות ואישור גובה הגימלה במינהלת הגימלאות בחשב הכללי.

החל משנת 2005 מתוקצב בסעיף גימלאות ופיצויים הסדר קרנות הפנסיה; תקציב קרן הסיוע בגין העלאת גיל הפרישה מעבודה; ותקציב הסיוע לקרנות הפנסיה הוותיקות המאוזנות, בגין הקטנת היקף אגרות החוב המיועדות.

הזכאים לגימלאות

- עובדי מדינה ועובדי תאגידים (המוסד לביטוח לאומי, מינהל מקרקעי ישראל, "עמידר", רשות השידור וכדומה) שפרשו לגימלאות ושְאִירֵיהם לפי חוק שירות המדינה (גימלאות) (נוסח משולב), תש"ל-1970 והתקנות שהותקנו מכוחו.
- נשיאים, מבקרי המדינה, שרים, שופטים, דיינים, קאדים, נגידי בנק ישראל, מנכ"לים לשעבר ושאיריהם - לפי חוק גימלאות לנושאי משרה ברשויות השלטון, תשכ"ט-1969, והתקנות שהותקנו מכוחו.
- עובדי ממשלת המנדט לשעבר (פנסיה רגילה ומוגדלת), בהתאם להחלטות ועדת הכספים של הכנסת.
- השתתפות בתשלומי גימלה, לפי הסכמים ל"רציפות זכויות", של מי שעברו משירות המדינה למקומות עבודה אחרים שבהם משולמת פנסיה מקרנות מיוחדות, או מי שעברו ממקומות עבודה אחרים לשירות המדינה - בעבור אותן השנים שבהן עבדו בשירות המדינה.
- השתתפות בדמי גימלה ל"מבטחים", "קרן גימלאות מרכזית" ו"גלעד" בעבור תשלומי קיצבה למורים בבתי ספר על יסודיים, שהוצאו לגימלאות לפני הגיעם לגיל המזכה בפנסיה.

מספר מקבלי הגימלאות ממינהלת הגימלאות

בשנים נבחרות - 2003-1985

1985	1988	1993	1994	1996	1998	1999	2000	2001	2002	2003
33,722	40,705	48,867	50,555	55,297	59,511	61,690	65,206	68,017	73,156	76,651

בסוף שנת 2003 עמד מספר המבוטחים בפנסיה תקציבית (ללא מערכת הביטחון) על 90,369 גימלאים ו־188,782 מבוטחים פעילים. ההתחייבות האקטוארית הצבורה של המדינה בגין גימלאים ועובדי מדינה פעילים הסתכמה בסוף שנת 2002, בסך של כ־280.5 מיליארד ש"ח (בשער היוון של 4%, במחירי דצמבר 2003).

התחייבות זו כוללת: עובדי מדינה, מערכת הביטחון, משטרת ישראל, שירות בתי הסוהר ומורים במסלול מיוחד. החישוב נעשה בהנחה שהעובד הפעיל ימשיך בעבודה עד ליום זכאותו לפרישה, ויפרוש כאשר יתמלאו תנאי זכאותו מבחינת הגיל והוותק (דהיינו, אין התחשבות בהתחייבות הנוספת הנוצרת בעקבות יציאה לפנסיה מוקדמת).

גימלאי "בזק" הועברו לקרן "מקפת" החל מיום 11 בפברואר 1986.

מעבר מפנסיה תקציבית לפנסיה צוברת

במארס 1999 נחתם הסכם בין הממשלה, הרשויות המקומיות, האוניברסיטאות ותאגידים נוספים לבין הסתדרות העובדים הכללית החדשה. ההסכם קבע כי עובדים חדשים בשירות הממשלתי ובשירות הציבורי יבוטחו בפנסיה צוברת במקום בפנסיה תקציבית. ביולי 2001 נחתם הסכם בין הסתדרות העובדים הכללית החדשה לבין מרכז השלטון המקומי והעיריות של שלוש הערים הגדולות. ההסכם קבע כי החל מיום 1 בנובמבר 2001 יבוטחו עובדים חדשים ברשויות המקומיות בפנסיה צוברת. בחוק ההסדרים במשק המדינה לשנת 2002, תוקן חוק שירות המדינה (גימלאות) נוסח משולב, תש"ל-1970, כך שניתן יהיה ליישם את ההסכם שנחתם במארס 1999 גם לגבי עובדי המדינה. יישום ההסכם התחיל ב־1 באפריל 2002. בחוק המדיניות הכלכלית לשנת הכספים 2004 נקבע כי החל מיום 1 בינואר 2004, חיילים אשר יתחייבו לשירות קבע, שוטרים, סוהרים ואנשי כוחות הביטחון ייקלטו למסלול של פנסיה צוברת.

במסגרת חוק ההסדרים במשק לשנת 1999 תוקן חוק הגימלאות לנושאי משרה ברשויות השלטון. לפי התיקון בוטלה הזכאות מאוצר המדינה לגימלאות של נשיא המדינה, חברי כנסת, שרים, שופטים, קאדים, רבנים ראשיים, מבקר המדינה, נגיד בנק ישראל ומשנהו, שהחלו בכהונתם לאחר יום 15 במאי 1998. זכויותיהם לגימלאות יובטחו במסגרת של קרן פנסיה או קופת גמל לפי בחירתם.

הסדר קרנות הפנסיה

לנוכח הגירעונות האקטואריים בקרנות הפנסיה הוותיקות הגירעוניות, החליטה הממשלה ביום 25 במארס 2003, על גיבוש תכנית הבראה לקרנות הגירעוניות, במסגרתה יינתן סיוע ממשלתי בהיקפים כספיים חסרי תקדים. ביום 29 במאי 2003 חוקקה הכנסת את פרק ז' 1 לחוק הפיקוח על עסקי ביטוח, במסגרת תכנית להבראת קרנות הפנסיה הוותיקות הגירעוניות. התכנית נועדה, כאמור, לטפל בגירעון האקטוארי של קרנות הפנסיה, כדי להביאן לאיזון אקטוארי באמצעות שינויים בזכויות ובחובות של עמיתים ותוך מתן סיוע ממשלתי בסך של 78.3 מיליארד ש"ח.

הסדר קרנות הפנסיה החזיר את הוודאות לעמיתי קרנות הפנסיה, הבטיח התנהלות ראויה בקרנות ושיקם את האמון במערכת החיסכון הפנסיוני בישראל.

תקציב מימון מפלגות וועדת הבחירות המרכזית

הצעת תקציב מימון מפלגות וועדת הבחירות המרכזית לשנת 2005 מסתכמת בכ־109.7 מיליון ש"ח, סך תקני כוח אדם – 620 משרות.

דגשים לשנת 2005

מימון מפלגות לכנסת

חוק מימון מפלגות קובע את הכללים למימון השוטף של הסיעות בכנסת, ואת הכללים למימון הסיעות בשנת בחירות. כללים אלה נגזרים מאישור תיקון מספר 16 לחוק מימון מפלגות, מיום 16 במארס 1994 שעיקריו כדלהלן:

- הוקמה ועדה ציבורית בראשות שופט שמינה נשיא בית המשפט העליון. הוועדה קבעה את שיעור יחידת המימון והוא מהווה בסיס לביצוע תחשיב הסכומים אשר ייגזרו מחוק זה.
- יחידת המימון הוגדלה ב־33% מסכום של 651.6 אלף ש"ח לסכום של 867 אלף ש"ח (במחירי מארס 1994) והוצמדה למלוא שיעור עליית מדד המחירים לצרכן. עלות יחידת המימון הצפויה לשנת 2005 מגיעה ל־1.1369 מיליון ש"ח.
- המימון החודשי של ההוצאות השוטפות לסיעה נקבע ל־5% מיחידת מימון אחת, לכל מנדט שבו זכתה בבחירות לכנסת, בתוספת סכום של 5% מיחידת המימון.
- בשנת בחירות תקבל כל סיעה יחידת מימון אחת לכל מנדט שבו זכתה בבחירות לכנסת.
- רשימת מועמדים שקיבלה בבחירות מספר קולות העולה על 1%, אך אינה משתתפת בחלוקת המנדטים, זכאית לקבל הוצאות בחירות בשיעור של יחידת מימון אחת.

ועדת הבחירות המרכזית לכנסת

ועדת הבחירות המרכזית לכנסת מוקמת עם כינוסה של כל כנסת חדשה, ומכהנת עד להקמת ועדת בחירות חדשה. בוועדה המרכזית לבחירות לכנסת חברים נציגים מכל הסיעות של הכנסת.

ועדת הבחירות המרכזית לכנסת אחראית על תכנון, ארגון וניהול הבחירות לכנסת, עד לקביעת תוצאות הבחירות.

המשרד לאיכות הסביבה

הצעת התקציב של המשרד לאיכות הסביבה לשנת 2005 מסתכמת בכ־204 מיליון ש"ח, מהם 179 מיליון ש"ח בהוצאה נטו וכ־25 מיליון ש"ח בהוצאה מותנית בהכנסה. כמו כן קיימת הצעה לתקציב הרשאה להתחייב בסך 17.2 מיליון ש"ח. סך שיא כוח אדם - 195, עבודה ארעית במונחי משרות - 275, סך תקני כוח אדם - 470.

דגשים לשנת 2005

- **אכיפה** - תימשך הפעילות כנגד הגורמים המזהמים את משאבי המים, הקרקע, האוויר והים. המשרד ישים דגש על פעולות מערך האכיפה במטרה ליצור מניעה, הרתעה וענישה הולמת. חשיבות תיוחס גם לפיקוח ואכיפה מול מפעלי תעשייה, מתקני תשתית ורשויות מקומיות. אפקטיביות האכיפה תשופר על ידי יצירת מנגנונים של ברירות משפט בתחומים שונים, כגון: זיהום אוויר, חומרים מסוכנים, תחנות דלק ועוד.

- **שיקום אתר הפסולת הרעילה ברמת חובב** - בשנת 2005 ימשיך המשרד את ביצוע פעולות השיקום הדחופות באתר הפסולת הרעילה, לשם הורדת פוטנציאל הסיכון של האתר. פעולות אלו הן חלק מתכנית שיקום כוללת המגובשת על ידי משרדי הממשלה.

- **טיפול בפסולת מוצקה** - בשל מצוקת נפת ההטמנה, תימשך השנה הפעילות לקידום חלופות לסילוק פסולת כמחזור ולהפקת אנרגיה מפסולת, כמו גם להקמת אתרי הטמנה נוספים, תוך מתן מענה לשאלות מרכזיות הקשורות לתכנון ולקביעת רמת ואופן המעורבות הממשלתית הרצויה. המשרד ימשיך לפעול לשדרוג האתרים הקיימים, וכן לטיפול באתרי הפסולת ולשיקומם.

- **איכות המים** - המשרד ימשיך בפעולות להגברת המודעות לשמירה על איכות המים, שיקום נחלים, וכן קידום ההקמה ושדרוג של מתקני טיהור שפכים. המשרד יפעל למניעת זיהום מדלקים, להפחתת זיהום משפכי בעלי חיים, לצמצום זיהום מקורות מים על ידי פעילות חקלאית ולטיפול בקרקעות מזוהמות ממקורות תעשייתיים. המשרד ירכז מאמצים ויפנה משאבים רבים לנושא שיקום הנחלים. השיקום יכלול עריכת סקרים והכנת תכניות אב ותכניות סטטוטוריות לנחלים באמצעות מנהלת הנחלים הארצית, רשות הטבע והגנים והמשרד לאיכות הסביבה.

- **איכות האוויר** - בשנת 2005 יימשכו פעולות המשרד להשגת "אוויר נקי" על ידי הפחתת זיהום אוויר בערים הגדולות באמצעות אכיפת צווים אישיים לתחבורה הציבורית; עידוד המעבר לדלקים נקיים; יישום תקנים מחמירים למניעת זיהום האוויר מהתעשייה ומייצור החשמל; קידום מהלך להכנסת גז טבעי לשימוש נרחב בתעשייה, בייצור החשמל ובתחבורה; וקידום מערכות הסעה

המוניות. כמו כן יתגייס המשרד למאמץ העולמי להפחתת נזקי "אפקט החממה" ולהקטנת החור בשכבת האוזון.

- **חינוך והסברה** - החינוך הסביבתי הוא כלי חשוב ביותר המלווה את המדיניות לשמירה על הסביבה. מטרת החינוך להכשיר את האזרח לפעילות חברתית ולמחויבות אישית לנושא. המשרד ימשיך בשנת 2005 בפעילותו להעמקת החינוך הסביבתי במסגרת החינוך הפורמלי, באמצעות מערך השתלמויות לעובדי הוראה ובאמצעות פיתוח חומרי למידה והפעלת מיזמים חינוכיים ממוקדי גיל. כמו כן יפעל המשרד לקדם פעילות עם גורמי חוץ כגון מתנ"סים, תנועות נוער וארגונים ירוקים על בסיס תכניות משותפות.

- **תכנון סביבתי** - המשרד ימשיך בפעילותו למניעה מראש של יצירת מפגעים, וזאת באמצעות מעורבות בהליכי התכנון והגברת הפעילות בתחום רישוי העסקים על פי הסמכויות הנתונות לו בחוק. כמו כן יפעל המשרד להבטיח ניצול יעיל של משאבי טבע ולמנוע בזבוז או פגיעה מיותרת בקרקע, במים, באוויר ובים.

- **קרקעות** - המשרד יפעל לריכוז המידע הקיים על קרקעות מזוהמות בישראל, איתור מוקדי זיהום לא ידועים, פיתוח תקנים סביבתיים ליעדי שיקום קרקעות מזוהמות ולשיפור החקיקה הסביבתית המבוזרת בתחום זה.

- **קרינה בלתי מייננת** - תימשך הפעילות לצמצום חשיפת הציבור הרחב והסביבה לסיכוני קרינה אלקטרומגנטית ממקורות שונים, כגון: אנטנות סלולריות, מוקדי שידור, קווי מתח, לייזרים וכו'. המשרד יפעל בנושא של רישוי, פיקוח ואכיפה על מוקדים הפולטים קרינה אלקטרומגנטית לסביבה על מנת לוודא עמידה בתקנים בין-לאומיים אשר אומצו על ידי המשרד.

- **קרינה מייננת** - המשרד יפעל למזער את חשיפת הציבור הרחב לסיכוני קרינה מייננת, מלאכותית וטבעית, ממקורות שונים.

- **מניעת רעש** - המשרד יפעל להפחתה ממשית של היקף האוכלוסייה החשופה לרמות רעש גבוהות וזאת באמצעות מיפוי ארצי של אזורי החשיפה לרעש. כמו כן יפעל המשרד לקביעת תקינה למניעת רעש מכבישים ויפעיל מערך אכיפה של החוק למניעת מפגעים (רעש).

השירותים החברתיים

הצעת תקציב ההוצאה הממשלתית לשירותים החברתיים לשנת 2005 מסתכמת בכ־111 מיליארד ש"ח. סכום זה מהווה כ־20.4% מהתוצר המקומי של ישראל.

הצעת תקציב השירותים החברתיים (כולל תקציבי הפיתוח) לשנת 2005
(במיליארדי ש"ח)

סוג ההוצאה	הסכום (במיליארדי ש"ח)
המוסד לביטוח לאומי (כולל גימלאות במימון האוצר)*	43.5
חינוך ותרבות	24.6
ההשכלה הגבוהה	5.7
תחום תעסוקה במשרד התעשייה המסחר והתעסוקה	1.5
רווחה	3.0
מערכת הבריאות (תקציב משרד הבריאות ודמי ביטוח בריאות)**	26.2
המשרד לקליטת העלייה	1.4
הוצאות אחרות (רשויות מקומיות, דתות, תגמולים לנכי רדיפות הנאצים ונכי המלחמה בנאצים)	5.3
סך הכול	**111.2**

* אומדן משרד האוצר, למעט הוצאות בעבור שירות מילואים ולרבות הוצאות מינהל.
** כולל העברות לקופות החולים במסגרת חוק ביטוח בריאות ממלכתי (למעט הכנסות קופ"ח).


ההוצאה לשירותים חברתיים (כולל תקציבי פיתוח) לשנת 2005
במיליארדי ש"ח
אחרים
(רשויות מקומיות, דתות, תגמולים לנכי רדיפות הנאצים ולנכי המלחמה בנאצים)
גימלאות הביטוח הלאומי
(כולל גימלאות במימון האוצר)
מערכת הבריאות
(תקציב משרד הבריאות ודמי ביטוח בריאות)
43.5
26.2
5.3
24.6
5.7
3.0
1.4
1.5
רווחה
השכלה הגבוהה
המשרד לקליטת העליה
חינוך ותרבות
תחום התעסוקה במשרד התמ"ת

התפתחות ההוצאה לשירותים החברתיים בעשורים האחרונים

מאפייני ההוצאה לשירותים החברתיים בשני העשורים האחרונים מתחלקים לשתי תקופות:

התקופה הראשונה החלה בשנות ה־80 וה־90 והסתיימה בשנת 2001. בשנים אלו חל גידול משמעותי בהוצאה החברתית, בשיעור שעלה בהרבה על שיעור הגידול באוכלוסייה או על כל משתנה אחר שעשוי להסביר את הגידול האמור. ההוצאה לתשלומי העברה הובילה את הגידול האמור בהוצאה החברתית, כאשר ההוצאה הריאלית לתשלומי העברה גדלה בשנים 1980-2001 פי למעלה מארבעה.

התקופה השנייה שהחלה בשנת 2002 מתאפיינת בכך שההוצאה החברתית אינה משתנה בגובהה הריאלי, אך תמהיל ההוצאה משתנה. בשנים אלו נרשמה, לראשונה מזה מספר עשורים, ירידה בגובהה הריאלי של ההוצאה לתשלומי העברה, תוך ירידה בשיעור תשלומי ההעברה מהתוצר. ירידה זו הוחלפה בגידול בהוצאה לתשלומים בעין.

התפתחות ההוצאה לתשלומי העברה בשנים 2004-1980

במיליארדי ש"ח, במחירי 2003


50
45
40
35
30
25
20
15
10
5
0
1980
1985
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

מקור: המרכז לחקר המדיניות החברתית בישראל

התפתחות ההוצאה לתשלומי העברה ולשירותים בעין בשנים 2004-1980

במחירים קבועים, מדד 1980 = 100


תשלומי העברה
שרותים בעין
מדד
450
400
350
300
250
200
150
100
50
0
1980
1985
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

מקור: המרכז לחקר המדיניות החברתית בישראל

ההתפתחות בשנות ה־80 וה־90

בשנות ה־80 גדלה ההוצאה הממשלתית לשירותים החברתיים בשיעור של כ־38% ובשנות ה־90 גדלה בשיעור של כ־67%. ההוצאה הריאלית הממשלתית לשירותים החברתיים גדלה בשני העשורים האמורים בכ־130%, בעוד ששיעור הגידול באוכלוסייה עמד על כ־58%.

חלק משמעותי מהגידול בהוצאה החברתית מוסבר על ידי הגידול בהוצאה לתשלומי העברה. בשנות ה־80 חל גידול ריאלי של כ־75% בהוצאה לתשלומי העברה ובשנות ה־90 גדלה ההוצאה לתשלומי העברה בשיעור ריאלי של כ־87%. על פי נתוני המרכז לחקר המדיניות החברתית בישראל, עמד שיעור ההוצאה לתשלומי העברה מתוך התמ"ג בתחילת שנות ה־80 על 5.5%, לקראת סוף שנות ה־80 עלה השיעור ל־7%, בשנות ה־90 עלה ל־7.8%, ובשנת 2001, הגיע עד כדי 8.6%.

הגידול בתשלומי ההעברה מוסבר בשינויי חקיקה אשר הגדילו הן את מספר הזכאים לתשלומים והן את גובה התשלומים; בגידול באוכלוסיית מקבלי הקצבאות שהוא גבוה בהרבה משיעור הגידול הטבעי באוכלוסייה; ובעליית השכר הריאלי שאליו היו צמודות הקצבאות. לשם הדגמה, מספר הזכאים לגימלה להבטחת הכנסה עלה בשנים 1990–2003 בכ־390%, מכ־32,000 זכאים לכ־156,000 זכאים, בעוד שהאוכלוסייה גדלה בשנים אלו בכ־45%. מספר הזכאים לקצבה גדל גם בשנים שבהן נמדדו שיעורי צמיחה גבוהים בתמ"ג, שיעור הבלתי מועסקים ירד ונוספו מקומות עבודה רבים למשק.

עוד תרמו לגידולים בהיקפי התשלומים, השינויים בקצבאות הילדים (במהלך שנות ה־90 בוטלו מבחני ההכנסות לצורך הקצבה והושוו הקצבאות ליוצאי צבא ולמי שאינם יוצאי צבא); החוק לצמצום ממדי העוני בשנים 1994–1995; וגידולים בהוצאה לקצבאות הבטחת קיום בסוף שנות ה־90 ובראשית העשור הנוכחי.

בשנות ה־90 גדלה ההוצאה לשירותים בעין בכ־53%, ועמדה בשנת 1999 על כ־60.8 מיליארד ש"ח. הגידול המשמעותי ביותר חל בהוצאה לחינוך, אשר עלתה בשנים אלו ב־72%, לכ־29 מיליארד ש"ח בשנת 1999. ההוצאה לבריאות גדלה בשנים האמורות בכ־42%, לכ־15.8 מיליארד ש"ח בשנת 1999.

עוד התאפיינו שנות ה־90 בגידול בהוצאה לקליטת העלייה, בעקבות עלייתם ארצה של למעלה ממיליון עולים חדשים. ההוצאה לקליטת העלייה עלתה מכ־700 מיליון ש"ח בשנת 1989 (במחירי שנת 2003) לכ־4.6 מיליארד ש"ח בשנת 1991 ולכ־2 מיליארד ש"ח בשנת 2000. כמו כן עלתה ההוצאה הממשלתית לדיור מכ־1.8 מיליארד ש"ח בשנת 1989 (במחירי שנת 2003) לכ־19.3 מיליארד ש"ח בשנת 1992 וכ־10 מיליארד ש"ח בשנה במחצית השנייה של שנות ה־90 .

התפתחות ההוצאה החברתית כאחוז מההוצאה הממשלתית (ללא החזר חובות): 1980-2004


60
55
50
45
40
35
30
25
אחוזים
31.7
321
45.2
49.2
51.7
51.1
53.1
52.4
53.2
53.7
54.0
55.1
55.0
56.1
54.2
54.1
54.8
1980
1985
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

מקור: המרכז לחקר המדיניות החברתית בישראל

התפתחות ההוצאה לתשלומי העברה לנפש בשנים 1980-2004

במחירים קבועים, מדד 1980 = 100


300
250
200
150
100
50
מדד
1980
1985
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

מקור: המרכז לחקר המדיניות החברתית בישראל

ההתפתחות בשנים 2004–2002

בשנים 2002 ו־2003 התקבלו שינויי חקיקה אשר הפחיתו את ההוצאה לתשלומי העברה באופן משמעותי. לצד הצורך בהפחתת היקף תשלומי ההעברה, אשר הגיעו בשנת 2001 לכ־8.7% מהתמ"ג, עמדה השאיפה להקטין את התמריצים לאי השתתפות בכוח העבודה שטומנת בחובה מערכת הקצבאות. בהתאם לכך הופחתו קצבאות הבטחת הכנסה, תוך שינוי מבנה הגמלה לכזה שמעודד יציאה לעבודה והגדלת היקף העבודה. קצבאות הילדים הופחתו בתהליך מדורג אשר עיקרו השוואת הקצבה המשתלמת בעד כל ילד בשנת 2009. בנוסף על כך הוחלט על הפחתות משמעותיות בדמי האבטלה ובתשלומי העברה אחרים.

בעקבות ההפחתות האמורות ירד שיעור תשלומי ההעברה מהתמ"ג, והוא צפוי לעמוד על כ־7.6% בשנת 2004, לאחר שעמד על 8.6% בשנת 2001. שיעור ההוצאה החברתית מתוך ההוצאה הממשלתית (ללא החזר חובות) ירד מכ־56.1% בשנת 2001 לכ־54.1% בשנת 2003, אך עלה לכ־54.8% בשנת 2004.

על פי נתוני המרכז לחקר המדיניות החברתית בישראל, בשנים 2004–2001 קטנה ההוצאה החברתית בכ־3 מיליארד ש"ח, והיא עומדת בשנת 2004 על כ־103.2 מיליארד ש"ח. ההוצאה לתשלומי העברה בשנים אלו ירדה בכ־4.4 מיליארד ש"ח, לכ־39.2 מיליארד ש"ח.

עם זאת, בחינת ההוצאה לתשלומים בעין בשנים אלו מראה כי בניגוד לירידה בגובה ההוצאה החברתית והירידה בהיקף תשלומי ההעברה, גדלה ההוצאה לשירותים בעין בשנים אלו בכ־1.3 מיליארד ש"ח לכ־64 מיליארד ש"ח, גידול של כ־5% ביחס לשנת 2003.

ההוצאה לשירותים החברתיים גדלה כשיעור מההוצאה הממשלתית ללא החזרי חוב, מכ־31% בתחילת שנות ה־80, וכ־50% בתחילת שנות ה־90, ל־56.1% בשנת 2001 והיא צפויה לעמוד על כ־54.8% בשנת 2004.

התפתחות ההוצאה לשירותים בעין בשנים 1980-2004
במחירי 2003, במיליוני ש"ח


מיליוני ש"ח
65.0
60.0
55.0
50.0
45.0
40.0
35.0
30.0
25.0
20.0
1980
1985
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

מקור: המרכז לחקר המדיניות החברתית בישראל

משרד החינוך

הצעת התקציב הרגיל של משרד החינוך לשנת 2005 מסתכמת בכ־24.5 מיליארד ש"ח.
הצעת תקציב הפיתוח של המשרד מסתכמת בכ־931 מיליון ש"ח ובכ־823 מיליון ש"ח בהרשאה להתחייב.
סך שיא כוח אדם - 1,678, עבודה ארעית במונחי משרות - 635, סך תקני כוח אדם - 2,313.

הדגשים בפעולות המשרד לשנת 2005

- היערכות ליישום המלצות "כוח המשימה הלאומי לקידום מערכת החינוך".

- המשך הפעלת שיטת התקצוב החדשה בחינוך היסודי, שהוחל בהפעלתה בשנת הלימודים התשס"ד, המבוססת על תקן דיפרנציאלי לתלמיד, במטרה לצמצם פערים בין התלמידים השונים. התקצוב הוא שוויוני לתלמיד בהתאם לרקע החברתי־כלכלי שלו. תנאי הכרחי לתקצוב הוא החלת תכנית ליבה מחייבת ומשותפת לכל מגזרי החינוך.

- טיפוח ערכים דמוקרטיים לשוויון הזדמנויות בין המינים. בין היתר תופעל תכנית לפיתוח ולהעצמה של מנהיגות שוויונית בשיתוף שדולת הנשים (נערות מובילות שינוי), אשר תכלול קידום לימודי מתמטיקה, מדעים וטכנולוגיה בקרב תלמידות; כמו כן תתבצענה הדרכה והשתלמות למפקחים, למנהלים ולעובדי ההוראה.

- טיפוח ערכים וכישורי חיים למניעת אלימות ולמניעת השימוש בסמים ובאלכוהול בקרב בני נוער. זאת באמצעות תכניות שונות, ביניהן תכנית לאורח חיים בריא ומינוי ממונה בית ספרי לתכניות מניעה בנושאי עישון, אלכוהול וסמים בבתי ספר על יסודיים. כמו כן ייקבעו סטנדרטים לאקלים חברתי בבתי הספר, תונהג תלבושת אחידה ב־1,400 בתי ספר ויופעלו תכניות לבטיחות וזהירות בדרכים.

- שילוב לימודי הסביבה בתכנית הליבה של בתי־הספר היסודיים, במטרה לפתח תחושת אחריות של התלמידים לסביבה ולצורך לפעול למענה.

- טיפול במוסדות תרבות ואמנות בישראל, במפעלי תרבות ובאירועי תרבות שונים; סיוע למוסדות תרבות ואמנות; ותמיכה במיזמים בתחום התרבות. במסגרת זו פועל המשרד לביסוס מעמד האמן היוצר, המבצע והיצירה המקורית, המהווים את התשתית לחיי התרבות והאמנות בישראל. המשרד יפעל לעידוד איכות ומצוינות באמנויות השונות ולטיפוח היצירה האמנותית והתרבותית בפריפריה הגיאוגרפית והחברתית, בצד טיפוח הפלורליזם והרב־תרבותיות של היצירה האמנותית והתרבותית. כמו כן יפעל המשרד להבטחת קיומם וקידומם של מוסדות ותשתיות התרבות והאמנות; לנגישותה

של היצירה האמנותית והתרבותית לכלל מגזרי האוכלוסייה; לשמירה והבטחה של חופש יצירה וביטוי בכל תחומי התרבות והאמנות; ולעידוד צריכת אמנות ותרבות במגזר הערבי ובמגזר הדרוזי.

- קידום, פיתוח וטיפוח הספורט בישראל. המשרד מסייע לרשויות מקומיות, להתאחדויות ולאגודות הספורט בפיתוח הספורט לכל צורותיו ורמותיו. המשרד פועל בתחומים שונים להעלאת רמת הכושר הגופני והמיומנות הספורטיבית; לטיפוח כישרונות צעירים בענפי ספורט שונים; ליצירת דפוסי התנהגות ספורטיביים; לחיזוק התהליך החינוכי למשמעת עצמית ולכיבוד החוקים בתחרויות; ולטיפוח ושימור איכויות גבוהות ורמות הצטיינות לאומיות ובינלאומיות בענפי הספורט השונים. כמו כן יופעלו מרכזי מצוינות ברחבי המדינה בענפי ספורט אולימפיים. במרכזים אלה מרוכזים בני נוער מחוננים בספורט, המהווים את התשתית לספורט ההשגי בישראל.

ההשכלה הגבוהה

הצעת התקציב להשכלה גבוהה לשנת 2005 מסתכמת בכ־5.7 מיליארד ש"ח.

מערכת ההשכלה הגבוהה בישראל כוללת מוסדות המוכָּרים על ידי המועצה להשכלה גבוהה, שהסמיכה אותם להעניק תארים אקדמיים. תקצוב המוסדות נעשה באמצעות הוועדה לתכנון ולתקצוב ומשרד החינוך (מוסדות להכשרת כוח־אדם בהוראה). מערכת ההשכלה הגבוהה כוללת גם מוסדות אשר אין בתקציבם השתתפות ציבורית (דהיינו מוסדות חוץ תקציביים).

המוסדות להשכלה גבוהה

המוסדות להשכלה גבוהה בישראל נחלקים כדלהלן:

- שבע אוניברסיטאות העוסקות במחקר ובהוראה לקראת שלושת התארים האקדמיים: תואר ראשון, תואר שני ותואר שלישי.
- האוניברסיטה הפתוחה, המבוססת על לימוד מרחוק ועל לימודים חלקיים לקראת תואר אקדמי ראשון ושני.
- מכללות שעיקר עיסוקן בהוראה לקראת תואר ראשון של לימודים אקדמיים כלליים או מקצועיים.
- מוסדות אקדמיים להכשרת עובדי הוראה.
- מסלולים אקדמיים, לקראת תואר ראשון, במכללות אזוריות - כל אחד מן המסלולים נמצא באחריותה האקדמית של אחת האוניברסיטאות בישראל.

נתונים כלליים

בתשס"ד למדו כ־199 אלף סטודנטים במוסדות להשכלה גבוהה (לרבות מוסדות חוץ תקציביים ולמעט האוניברסיטה הפתוחה). 63% מהם למדו באוניברסיטאות (ובכללם 4.4% במסלולים האקדמיים במכללות האזוריות, באחריות האקדמית של האוניברסיטאות); 11% במכללות להכשרת מורים; ו־26% במוסדות אחרים. מספר הסטודנטים גדל בתשס"ד בכ־9,000 סטודנטים (גידול של כ־5%) לעומת תשס"ג.

בנוסף על האמור, למדו באוניברסיטה הפתוחה בשנת תשס"ד כ־36,500 סטודנטים לתואר ראשון. מספר זה שקול לכ־15,000 סטודנטים הלומדים תכנית לימודים מלאה באוניברסיטה אחרת. בנוסף אליהם למדו באוניברסיטה הפתוחה בתשס"ד כ־1,850 סטודנטים לתואר שני.

האוניברסיטאות

בשנת תשס"ד היה מספר הסטודנטים בשבע האוניברסיטאות הפועלות בישראל 124.8 אלף, לעומת 120.9 אלף בשנת תשס"ג - גידול של כ־3.2%.

בשנת תשס"ד למדו 63% מכלל הסטודנטים באוניברסיטאות לקראת תואר ראשון, 30% למדו לקראת תואר שני ולימודי תעודה ו־7% למדו לקראת תואר שלישי. התפלגות הסטודנטים לפי תחומי לימוד הייתה: 60% במדעי הרוח, במדעי החברה ובמשפטים; 26% במדעי הטבע, במדעי החקלאות וברפואה; ו־14% בלימודי הנדסה.

בין כותלי האוניברסיטאות מתבצע כמעט כל המחקר הבסיסי בישראל וכ־20% מהמחקר והפיתוח האזרחי בישראל. בתשס"ג מנה הסגל האקדמי הפעיל באוניברסיטאות 10,407 משרות שלמות.

יעדי מערכת ההשכלה הגבוהה

- הוראת מגוון מקצועות ותחומים הדורשים השכלה גבוהה, כדי להכשיר כוח אדם מקצועי ברמה אקדמית - בהתאם לצורכי החברה והמשק, ולהכנת העתודה האינטלקטואלית של המדינה.
- מתן השכלה גבוהה לכל תלמיד שוחר דעת והשכלה, הכשיר לכך, והענקת הזדמנות שווה ללימודים גבוהים לכל שכבות החברה.
- קיום מחקר מדעי - בסיסי ויישומי בהיקף נרחב וברמה גבוהה.
- הכשרת העתודה המדעית של מערכת ההשכלה הגבוהה והמחקר.
- פיתוח וקידום המכללות האקדמיות העצמאיות (הן הכלליות והן הטכנולוגיות).
- סיוע לסטודנטים - בשנת הלימודים תשס"ד הגיע מספר מלגות פר"ח לכ־28,809 מלגות.

התקציב הרגיל

התקציב הרגיל של מערכת ההשכלה הגבוהה מיועד למימון הפעילות השוטפת של המוסדות להשכלה גבוהה ומתקבל משלושה מקורות עיקריים:

- השתתפות ציבורית - השתתפות הממשלה, המועברת ברובה ישירות לידי המוסדות, ובחלקה מועברת כהקצבות ייעודיות למטרות מוגדרות.
- הכנסות משכר לימוד.
- הכנסות עצמיות - תרומות, תקורה ממענקי מחקר והכנסות אחרות.

תקציב הפיתוח

בנוסף להשתתפותה בתקציב הרגיל, השתתפה הממשלה בשנת 2004 גם בהשקעות פיתוח של המוסדות להשכלה גבוהה בסכום של כ־40 מיליון ש"ח. בשנת 2005 תעמוד הרזרבה לפיתוח המוסדות להשכלה גבוהה על כ־60 מיליון ש"ח.

תכנית רב שנתית למערכת ההשכלה הגבוהה

במהלך שנת 2004 נחתם סיכום בין משרד האוצר והוועדה לתכנון ולתקצוב בדבר תכנית רב שנתית למערכת ההשכלה הגבוהה לשנים תשס"ד-תשס"ח, במסגרתו יודגשו במהלך שנות התכנית הנושאים הבאים: ייצוב תקציבי של אוניברסיטאות המחקר המצויות בגירעון שוטף, תוך ייעול פעילותן במסגרת תכניות הבראה; ליווי ובקרת השינוי במבנה הארגוני של האוניברסיטאות; שמירה על תפוקות המחקר והמצוינות המדעית של ישראל; בקרת איכות ההוראה והמחקר במוסדות להשכלה גבוהה; הגדלת מספר הסטודנטים לתואר ראשון במכללות האקדמיות המתוקצבות, תוך חתירה לייעול מערך המכללות; פיתוח פיזי של המוסדות (המתמקד בתשתיות המחקר באוניברסיטאות ובתשתית ההוראה במכללות); והסדרת הפיקוח והבקרה על תנאי ההעסקה והשכר של הסגל במוסדות להשכלה גבוהה.

משרד הרווחה

הצעת תקציב משרד הרווחה לשנת 2005 מסתכמת בכ־4,049 מיליון ש"ח, מהם כ־1,095 מיליון ש"ח בהוצאה מותנית בהכנסה. סך שיא כוח אדם – 2,232, עבודה ארעית במונחי משרות – 425, סך תקני כוח אדם – 2,657.

דגשים מרכזיים לשנת 2005

- פיתוח שירותי רווחה ומיקודם באוכלוסיות נזקקות.
- טיפול באוכלוסיות חלשות במסגרות קהילתיות במקום במסגרות מוסדיות ופנימייתיות, וכן תגבור פתרונות קהילתיים ופיתוחם כתחליף לפתרונות פנימייתיים.
- טיפול בילדים בסיכון והתמודדות עם תופעת האלימות במשפחה.
- ייעול פעולות המטה, המינהל והשירותים, ובכלל זה שיפור השירות ללקוחות, על ידי העברת תשעה מוסדות ממשלתיים לטיפול במפגרים ושלושה מוסדות סגורים של חסות הנוער להפעלה על ידי גורמים חוץ ממשלתיים, בהתאם להחלטת ממשלה מס' 2454 מיום 15 באוגוסט 2004.

המוסד לביטוח לאומי

הצעת תקציב אוצר המדינה למוסד לביטוח לאומי לשנת התקציב 2005 מסתכמת בכ־21.3 מיליארד ש"ח.

תקציב זה מיועד בעיקר לנושאים הבאים:

- תשלום קיצבאות במימון של המדינה, בסכום של כ־8.7 מיליארד ש"ח.
- השתתפות המדינה בגבייה, בסכום של כ־12.4 מיליארד ש"ח, לפי סעיף 32 לחוק הביטוח הלאומי בענפי ילדים, זיקנה ושאירים, נכות כללית ובענפים שונים.
- העברות אחרות למוסד לביטוח לאומי, בסכום של כ־260 מיליון ש"ח.

תשלום קיצבאות במימון המדינה

המוסד לביטוח לאומי משלם קיצבאות, על פי חוק הביטוח הלאומי, הממומנות - באורח מלא או חלקי - מדמי הביטוח (כגון: קיצבאות זיקנה ושאירים למבוטחים, קיצבאות ילדים, קיצבאות נכות כללית ועוד). כמו כן הוא משלם קיצבאות שלא מכספי הגבייה, לפי חוקים אחרים או לפי הסכמים מיוחדים עם משרד האוצר. קיצבאות אלה, שכאמור אינן ממומנות מדמי הביטוח הלאומי אלא מתקציב המדינה, מסתכמות בשנת 2005 בכ־8.7 מיליארד ש"ח.

להלן פירוט של עיקרי הקיצבאות שבמימון אוצר המדינה:

הבטחת הכנסה

על־פי חוק הבטחת הכנסה, מוקנית זכאות לאוכלוסיות מסוימות לקבל השלמה להכנסתן בסכום הנקוב בחוק, על מנת להבטיח לאוכלוסיות אלה רמת הכנסה בסיסית.

שלוש קבוצות אוכלוסייה זכאיות להבטחת הכנסה:

- **אוכלוסייה בגיל העבודה** – בשנת 2004, לראשונה מאז חקיקת חוק הבטחת הכנסה, פחת מספר מקבלי גימלאות הבטחת הכנסה בגיל העבודה. בשנת 2003 קיבלו קצבאות הבטחת הכנסה כ־155 אלף זכאים בממוצע חודשי, ובשנת 2004 צפוי מספר הזכאים לעמוד על כ־150 אלף, קיטון של כ־3%. זאת לעומת גידול של כ־6% בשנת 2002 ביחס לשנת 2001 וגידול בשנת 2001 ביחס לשנת 2000.

הירידה במספר המקבלים נובעת משורה של תיקוני חקיקה שבוצעו בחוק הבטחת הכנסה ובתקנות, שעיקרם:

- הפחתת שיעורי הגימלה למי שטרם מלאו לו 55 שנים
- שינוי מבנה הגימלה, באופן שמעודד את הגדלת ההשתתפות בשוק העבודה
- הרחבת מבחן התעסוקה והחלתו על כלל מקבלי הגמלאות, למעט מספר חריגים שהוגדרו בחוק
- ניתוק הקשר בין הגימלה להבטחת הכנסה ובין ההטבות הנלוות לה, למצטרפים חדשים למערכת הגימלאות.

- **מקבלי קיצבת זיקנה או קיצבת שאירים** - בשנת 2005 צפוי כי כ־82 אלף זכאים מקרב מקבלי קצבת זיקנה ועוד וכ־32 אלף זכאים מקרב מקבלי קצבת שאירים (למעט עולים חדשים) יקבלו השלמת הכנסה.
- ***מקבלי קיצבאות זיקנה ושאירים, שלא על־פי חוק ביטוח לאומי*** - לפי הסכם בין המוסד לביטוח לאומי לבין משרד האוצר, ייהנו מקיצבאות זיקנה ושאירים בשנת 2005 כ־91 אלף פרטים שאינם מבוטחים בביטוחים אלה, הודות למימון מלא של אוצר המדינה ("קיצבאות שלא לפי חוק הביטוח הלאומי"). רובם הגדול יקבל גם השלמת הכנסה, לפי "חוק הבטחת הכנסה".

ביום 15 באוגוסט 2004 החליטה ממשלת ישראל על הגדלת גובה קצבאות השלמת הכנסה לקשישים במהלך שנת 2005. על פי החלטת הממשלה, בתום שנת 2005 תשולם תוספת לקצבה החודשית בסך של 230 ש"ח לזוג קשישים ולקשיש שיש עמו תלויים, ובסך של 170 ש"ח לקשיש יחיד.

קיצבאות סיעוד ונכות

אוצר המדינה מממן, על פי חוק הביטוח הלאומי, 50% מקיצבאות הנכות של "נכים קודמים" (כלומר, אלה שנהיו נכים לפני אפריל 1970). כמו כן מממן אוצר המדינה גמלאות סיעוד, למי שזכאי לגימלה על פי הקריטריונים של פרק הסיעוד בחוק הביטוח הלאומי, אך איננו מבוטח, כהגדרתו בחוק הביטוח הלאומי.

בהתאם להסכם עם המוסד לביטוח לאומי, מממן אוצר המדינה גם קיצבאות סיעוד ונכות לעולים חדשים. לפי חוק הביטוח הלאומי, זכאי עולה חדש לקיצבת סיעוד רק בתום שנה להימצאו בארץ, ולקצבת נכות - רק בתום שנתיים. את הקיצבאות לעולים שטרם צברו את התקופות האמורות מממן אוצר המדינה.

קיצבאות והטבות למוגבלים בניידות

הסכם בין המוסד לביטוח לאומי לבין משרד האוצר מזכה כ־24 אלף נכים בקיצבאות ניידות, במימון אוצר המדינה, כהשתתפות באחזקת רכב. כמו כן זכאית אוכלוסייה זו, אחת למספר שנים, להלוואה עומדת (במימון המדינה) לרכישת רכב.

בעקבות השינויים שחלו בהסכם הניידות בתחילת שנת 2000, גדלה באופן משמעותי ההוצאה בגין ההסכם, מכ־265 מיליון ש"ח בשנת 1999 לכ־680 מיליון ש"ח בשנת 2004, גידול של למעלה מפי 2.5 בחמש שנים. מספר הזכאים לקיצבאות הניידות גדל בשנים הללו מכ־14,500 לכ־23,500, גידול של 62%. בכך גדלה ההוצאה הממוצעת למקבל קיצבת ניידות בשנים אלו בכ־54%, וזאת בנוסף לגידול במספר המקבלים.

בשנת 2005 צפויה ההוצאה מכוח הסכם הניידות לעמוד על כ־720 מיליון ש"ח.

אוכלוסיות מיוחדות

אוצר המדינה מממן גם גימלאות שמשלם המוסד לביטוח לאומי לאוכלוסיות מיוחדות, על פי חוקים שונים, לרבות הגימלאות הבאות: קיצבאות לפי חוק תגמולים לאסירי ציון ולבני משפחותיהם; תגמולים לנפגעי פעולות איבה; דמי מזונות לנשים הזכאיות למזונות לפי חוק המְזונות (הבטחת תשלום); דמי פגיעה וגימלאות נכות למי שנפגעו במהלך פעולות התנדבות; מענקי לימודים למשפחות חד הוריות ולמשפחות ברוכות ילדים; ותגמולים ל"נפגעי עירוי דם" ו"נפגעי הקרנות".

השתתפות המדינה במימון ענפי ביטוח ילדים, זיקנה ושאירים וענפים אחרים

על־פי סעיף 32 לחוק הביטוח הלאומי, משתתף אוצר המדינה בכ־12.4 מיליארד ש"ח במימון הענפים: ילדים, זיקנה ושאירים, נכות כללית וענפים אחרים. (שיעורי ההשתתפות בענפים הם אלו הקבועים בחוק הביטוח הלאומי כנוסחו בשנת 2004. בשנת 2005 צפויים להשתנות שיעורי ההשתתפות בענפים, באופן שאינו משנה את גובה ההשתתפות בש"ח) ההשתתפות נקבעת באחוזים מסך הגבייה באותם הענפים, כדלקמן:

ענף הילדים

בענף הילדים ההשתתפות היא 160% מהגבייה, ותסתכם בשנת 2005 בכ־8.8 מיליארד ש"ח.

ענף זיקנה ושאירים

בענף זיקנה ושאירים ההשתתפות היא 15% מהגבייה, ותסתכם בשנת 2005 בכ־1.6 מיליארד ש"ח.

ענף נכות כללית

בעקבות ההסכם שנחתם בין ממשלת ישראל ונציגי הנכים בשנת 2002, שבעקבותיו הוגדלו הקיצבאות המשולמות לנכים, החל אוצר המדינה להשתתף בשנת 2004 בגבייה בענף נכות כללית בשיעור של

12% מהגבייה. השתתפות המדינה בענף נכות כללית בשנת 2005 תסתכם בכ־430 מיליון ש"ח.

ענפים שונים

ההשתתפות בענפי הביטוח השונים היא בשיעור של 6.41% מהגבייה ממעסיקים ו־5.32% מהגבייה מעצמאים, ותסתכם בשנת 2005 בכ־1.5 מיליארד ש"ח.

גימלאות המוסד לביטוח לאומי בשנת 2004

בשנת התקציב 2004 צפוי להגיע היקף תשלומי ההעברה, באמצעות הביטוח הלאומי לכ־42.3 מיליארד ש"ח (ללא תגמולי שירות המילואים).

שני הענפים הגדולים ביותר בביטוח הלאומי הם ענף זיקנה ושאירים וענף נכות כללית. התשלומים בענף זיקנה ושאירים הגיעו בשנת 2004 לכ־15.8 מיליארד ש"ח (כ־38.2% מכלל ההוצאה) ובענף נכות כללית לכ־7.5 מיליארד ש"ח (כ־17.3% מההוצאה).

שיעור ההוצאה בשנת 2004 על הענפים האחרים, מכלל התשלומים, הוא: ילדים – 11.7%; אבטלה – 5.4%; נפגעי עבודה – 7.5%; הבטחת הכנסה לאוכלוסייה בגיל העבודה – 7.5%; אמהות – 6.5%; וסיעוד – 6%.

הזכאים לגימלאות המוסד לביטוח לאומי בשנת 2004
(באלפים)

הענף	מספר המקבלים
זיקנה ושאירים	740
מתוכם: מקבלי השלמת הכנסה	201
ילדים (משפחות)	938
נכות כללית	161
נפגעי עבודה – דמי פגיעה	53
נפגעי עבודה - גמלאות נכות	25
הבטחת הכנסה (ממוצע חודשי)	150
אמהות (מענק לידה)	137
סיעוד	114
אבטלה	59

מקור: אגף התקציבים, משרד האוצר.

הכנסות המוסד לביטוח לאומי

הכנסות המוסד לביטוח לאומי בגין ענפי הביטוח נחלקות בעיקר בין שלושה גורמים (לא כולל סבסוד, הטמון בתשלומי ריבית על השקעות): דמי ביטוח מהציבור; השתתפות אוצר המדינה בגבייה על פי סעיף 32 לחוק הביטוח הלאומי; והקצבות אוצר המדינה למימון גימלאות לא ביטוחיות.

התפלגות ההכנסות של המוסד לביטוח לאומי לפי מקורות* בשנת 2005
(במיליוני ש"ח)

מקור ההכנסה	הסכום	אחוז מסה"כ
דמי ביטוח מהציבור	22,083	50.8%
השתתפות האוצר בגבייה על פי סעיף 32 לחוק	12,119	28.6%
מימון קצבאות לא ביטוחיות	8,688	20%
העברות אחרות	260	0.6%
סך הכול	43,429	100%

* תחזית אגף התקציבים, לא כולל ריבית על השקעות.

הפחתת דמי הביטוח הלאומי המשתלמים בידי מעסיקים

ביום 15 באוגוסט 2004, החליטה הממשלה על הפחתת שיעור דמי הביטוח הלאומי שמעסיק משלם בגין עובדיו ב־1.5 נקודות אחוז. ההפחתה תתבצע בשלושה שלבים בין השנים 2005-2007. השלב הראשון יתבצע בחודש ינואר 2005, אז יופחתו דמי הביטוח הלאומי כאמור בחצי נקודת אחוז. לצורך ביצוע המהלך נדרש אישור הכנסת.

הפחתת דמי הביטוח הלאומי המשולמים על ידי המעסיקים, תביא בין היתר להפחתת עלות ההעסקה, להגדלת שיעור התעסוקה ולהגברת כושר התחרות של המגזר העסקי.

תגמולים לנכי המלחמה בנאצים ולנכי רדיפות הנאצים

הצעת תקציב ההוצאה על התגמולים לנכים בשנת 2005 מסתכמת בכ־1.5 מיליארד ש"ח. סך שיא כוח אדם – 61, עבודה ארעית במונחי משרות – 29, סך תקני כוח אדם – 90.

הלשכה לשיקום נכים במשרד האוצר היא היחידה האחראית לתשלום תגמולים לנכים. נכים המקבלים את גמלתם מהלשכה הם נכי המלחמה בנאצים, שלחמו בנאצים במלחמת העולם השנייה, ונכי רדיפות הנאצים - ניצולי שואה. כיום ישנם כ־8,700 נכי המלחמה בנאצים וכ־43,860 נכי רדיפות הנאצים.

בעקבות העלייה מחבר העמים עלה מספר נכי המלחמה בנאצים מ־4,300 נכים בשנת 1990 לכ־8,700 נכים כיום. בשנת 1995 אישרה הכנסת תיקון בחוק נכי רדיפות הנאצים, שאפשר הגשת תביעות לנכים שלא הגישו תביעות בעבר. תיקון נוסף בחוק, בשנת 1998, ביטל לחלוטין את מגבלת הזמן להגשת תביעות חדשות. בעקבות התיקונים הללו, עלה מספר נכי רדיפות הנאצים הזכאים לתגמולים מכ־21,300 בשנת 1995 לכ־43,860 כיום.
בשנת 2001 ניתנה הזכאות לתגמולים לנכי רדיפות הנאצים ששהו על אדמת גרמניה ב־1 בינואר 1947.

נכי המלחמה בנאצים ונכי רדיפות הנאצים מקבלים תגמולים בשלוש רמות שונות:

- **תגמול "רגיל"**
נקבע על־סמך אחוז נכותו הרפואית של הנכה. התגמול החודשי לנכה המלחמה בנאצים נע בין 331 ש"ח לבעל 10% נכות, לבין 3,312 ש"ח לבעל 100% נכות. התגמול החודשי לנכה רדיפות הנאצים נע בין 1,024 ש"ח לבעל 25% נכות ו־4,098 ש"ח לבעל 100% נכות.

- **תגמול ל"נזקק"**
ניתן לנכים מעוטי הכנסה, אשר אחוזי נכותם הרפואית נמוכים מ־50%. גובה התגמול החודשי נע בין 3,418 ש"ח לנכה בעל 10% נכות, לבין 3,893 ש"ח לנכה בעל 49% נכות. כל הכנסה שיש לנכה ממקור אחר מנוּכָּה מתגמול זה.

- **תגמול ל"נצרך"**
ניתן לנכים מעוטי הכנסה, אשר אחוזי נכותם הרפואית גבוהים מ־50%. גובה התגמול החודשי לנצרך הוא 6,512 ש"ח. כל הכנסה שיש לנכה ממקור אחר מנוכה מתגמול זה.

אלמנת נכה המלחמה בנאצים או אלמנת נכה רדיפות הנאצים, זכאית לגימלה לאחר מות בן זוגה. משך זמן קבלת הגימלה וגובהה נקבע על בסיס סוג התגמול שקיבל הנכה (רגיל, נזקק או נצרך). אלמנות נכים אשר קיבלו גימלה רגילה, זכאיות לקבל אותה הגימלה במשך 36 חודשים נוספים מיום פטירת הנכה. אלמנת נזקק או אלמנת נצרך תמשיך לקבל אותה הגימלה לכל ימי חייה.

משרד הבריאות

הצעת התקציב הרגיל של משרד הבריאות לשנת 2005 מסתכמת בכ־14.73 מיליארד ש"ח (ברוטו*); תקציב הפיתוח בעוד כ־190 מיליון ש"ח (ברוטו) ; תקציב בתי־חולים ממשלתיים כלליים מסתכם בכ־5.33 מיליארד ש"ח. סך שיא כוח אדם - 7,726, עבודה ארעית במונחי משרות - 1,534, סך תקני כוח אדם - 9,260.

התקציב הרגיל

הפעילות בתקציב הרגיל של משרד הבריאות בשנת 2005 ממומנת מהמקורות הבאים (במיליארדי ש"ח):

תקציב נטו	**כ־14.74**
הוצאה מותנית בהכנסה	כ־2.08
סך הכול (ברוטו)	**כ־16.82**

שיא כוח אדם בתקציב הרגיל לשנת 2005 הוא 7,726 תקנים.

תקציב בתי־חולים ממשלתיים כלליים (מפעלים עסקיים) מסתכם בכ־5.33 מיליארד ש"ח. שיא כוח אדם בתקציב לשנת 2005 הוא 17,439 תקנים.

תקציב הפיתוח

הפעילות בתקציב הפיתוח של משרד הבריאות בשנת 2005 ממומנת מהמקורות הבאים (במיליוני ש"ח):

תקציב נטו	**127.2**
השתתפות בתי־החולים	37.4
הכנסה מגורמי חוץ	23.8
הכנסה מהביטוח הלאומי	1.6
סך הכול (ברוטו)	**190**

* אינו כולל דמי ביטוח בריאות ממלכתי המועברים ישירות מהביטוח הלאומי לקופות החולים.

שינויים בתקציב הבריאות

קביעת עלות הסל לקופות החולים

חוק ביטוח בריאות ממלכתי קובע, כי על הממשלה לממן את ההפרש שבין עלות הסל לקופות החולים (כפי שנקבע בצו של שר הבריאות ושר האוצר ואושר על־ידי ועדת העבודה והרווחה), בניכוי ההכנסות העצמיות הנורמטיביות של קופות החולים, לבין גביית מס בריאות על־ידי המוסד לביטוח לאומי. לפיכך, בתקציב משרד הבריאות לשנת 2005 נכלל סכום של כ־10.2 מיליארד ש"ח לצורך השלמת מימון עלות סל שירותי הבריאות של קופות החולים, שיעמוד על סך של כ־21.9 מיליארד ש"ח במחירי מדד יוקר הבריאות לשנת 2003. עלות זו מבטאת גידול ריאלי של עלות הסל בסך של 363 מיליון ש"ח במחירי 2003, שמתוכם יועדו 120 מיליון ש"ח עבור הוספת טכנולוגיות ותרופות לסל השירותים שבאחריות קופות החולים.

אשפוז סיעודי

בהצעת התקציב לשנת 2005 הוגדל תקציב האשפוז הסיעודי בכ־64 מיליון ש"ח (ברוטו). סכום זה מבטא תוספת של 600 פתרונות נוספים לאשפוז הסיעודי. תוספת זו נועדה לצמצם את תור הממתינים, בד בבד עם השארת האחריות לאשפוז הסיעודי בידי הממשלה.

התוספת הנ"ל משלימה תוספת של 600 פתרונות אשפוז סיעודיים שנוספו לתקציב משרד הבריאות בין השנים 2003–2004.

פיתוח והגדלת היצע השירותים הרפואיים לשנת 2005

בשנת 1998 הוחל בתכנון ובביצוע של תכנית רב־שנתית לתוספת מיטות אשפוז כללי בשנים 1998–2003, כדי לתת מענה לגידול בביקוש, הנובע מגידול האוכלוסייה בישראל ומהזדקנותה. במהלך שנת 2000 נוספו במסגרת תכנית זו 184 מיטות חדשות ובשנת 2001 נוספו עוד 227 מיטות. בשנים הקרובות צפויה הוספתן של 110 מיטות אשפוז, וזאת לאחר האטת קצב מימוש התכנית לאור הרצון לרסן את ההוצאה הלאומית לבריאות. במסגרת התכנית תימשך בשנת 2005 בניית מבנה האשפוז בבית החולים הלל יפה בחדרה.

כמו כן, במטרה לשפר את איכות השירותים הניתנים בפגיות ובמכונים לרדיו־תרפיה, יוקצבו באופן חד פעמי 28 מיליון ש"ח לשדרוג ציוד ותשתיות בפגיות ובמכוני רדיו־תרפיה קיימים.

שיקום נכי הנפש בקהילה

בהצעת תקציב משרד הבריאות לשנת 2005 הוגדל התקציב לנושא שיקום נכֵי הנפש בכ־26 מיליון ש"ח. תוספת זו נועדה לשפר את איכות חייהם, את תפקודם ואת רווחתם של נכֵי הנפש בקהילה.

תוספת התקציב הנ"ל מצטרפת לתגבור תקציבי שיקום נכי הנפש בשנים האחרונות, כך שסך תוספת התקציב שניתנה לתחום שיקום נכי הנפש במהלך השנים 2002-2005 עומדת על סך של כ־85 מיליון ש"ח.

במסגרת התכנית מושָם דגש על תגבור המערכת הטיפולית והמערכת השיקומית במסגרת הקהילה, הכוללת רצף שירותים קהילתיים, כגון: דיור מוגן, הוסטלים ותעסוקה מוגנת.

תכנית זו מספקת השלמה לצרכים הטיפוליים והשיקומיים של חולי הנפש, בהתאם לחוק שיקום נכֵי הנפש בקהילה. כמו כן היא משמשת תחליף הולם, מקצועי ויעיל בקהילה לחלק מנכֵי הנפש המאושפזים בבתי החולים הפסיכיאטריים.

עלות סל שירותי הבריאות לשנת 2005

חוק ביטוח בריאות קובע שיטת עִדכון לעלות סל השירותים, וזאת בהתאם למדדים המעוגנים כיום בתוספת החמישית לחוק. בסעיף 9 לחוק ניתנה סמכות שבשיקול דעת לעדכן את עלות הסל לקופות החולים בשל השינויים הדמוגרפיים שחלו באוכלוסייה. השינויים הדמוגרפיים ומרכיב ההתייעלות צריכים להישקל בצד שינויים אחרים שיש להם השפעה ממתנת על ההוצאה של מערכת הבריאות. שיפורים טכנולוגיים והוספת תרופות, המרחיבים את סל השירותים שבחוק, צריכים להישקל בהתחשב ביכולת המשק ובסדרי העדיפויות בתקציב המדינה.

במסגרת דיוני התקציב, שוקלת הממשלה מדי שנה את קביעת עלות סל שירותי הבריאות. לקראת תקציב שנת 2002 הגיעו שרי הבריאות והאוצר להסכמה לגבי אופן עדכון עלות סל השירותים לשנים 2002-2004, במסגרתו נקבע שיעור עדכון עלות הסל בשל שינויים דמוגרפיים ובהתחשב בהתייעלות הנדרשת, וכן הוקצו סכומי תמיכה בקופות החולים. במהלך השנים 2002-2004 הוספו 248 מיליון ש"ח למימון הוספת תרופות וטכנולוגיות רפואיות לסל השירותים.

כאמור, בשנים האחרונות הגדילה הממשלה את עלות הסל באופן ריאלי, תוך הפעלת שיקול דעת אל מול מציאות משתנה ולאחר בחינת כל השיקולים המתבקשים.

בשנת 2005 הגיעו שרי הבריאות והאוצר להסכמה לגבי אופן עדכון עלות סל השירותים לשנים 2007-2005, זאת על מנת לאפשר לקופות החולים ודאות באשר לתקציבן, לאפשר להן תכנון תקציבי ארוך טווח ולהבטיח את יכולתן לספק שירותי בריאות בהתאם להוראות החוק.

להלן עיקרי ההסכמה:

- להעמיד את עלות הסל לקופות החולים לשנת 2005 על סך של 21,908 מיליון ש"ח במונחי מדד יוקר הבריאות הממוצע לשנת 2003. עלות זו משקפת גידול בבסיס עלות הסל בסך כולל של 363 מיליון ש"ח, מהם 120 מיליון ש"ח תוספת בגין טכנולוגיה ו־243 מיליון ש"ח בגין שינויים דמוגרפיים.

- לקבוע כי בשנים 2006 ו־2007 תעודכן עלות סל הבריאות בשל שינויים דמוגראפיים ובהתחשב בהתייעלות הנדרשת, בשיעור של 1.13%.

- לקבוע כי בשנים 2007-2005 יועמד סכום של 200 מיליון ש"ח במונחי מדד יוקר הבריאות לשנת 2003 כתמיכה בקופות החולים, כנגד עמידה של קופות החולים ביעדים שייקבעו בהסכמים בינן לבין הממשלה. מתוך סכום זה יוקצו 50 מיליון ש"ח לעמידה ביעדי רפואה מונעת אישית כפי שיסוכמו עם הקופות.

- לקבוע כי בשנים 2007-2005 יועמד סכום של 100 מיליון ש"ח במונחי יוקר הבריאות הממוצע לשנת 2003 כתמיכה בקופות החולים, כנגד השגת עודף תקציבי בשיעור של 10% מגרעונה המצטבר של הקופה בשנים 2003-1999.

- לקבוע בהסכמים עם קופות החולים את יעדי ההוצאות והאיזון שלהן לכל אחת מהשנים 2005 עד 2007.

עידוד ההתייעלות במערכת הבריאות

העברת מיטות גריאטריות סיעודיות לתפעול הסקטור הפרטי

למעלה מ־90% ממיטות האשפוז הגריאטריות הסיעודיות במדינת ישראל מופעלות באמצעות הסקטור הפרטי והציבורי הלא ממשלתי. לסקטור הפרטי והציבורי ניסיון רב בתפעול מיטות גריאטריות, תוך ניצול משאבים יעיל ומתן שירותים ברמה גבוהה. כמו כן, מחירם של שירותי האשפוז הגריאטריים במוסדות הפרטיים והציבוריים נמוך בכ־56% ממחיר יום אשפוז במערכת הממשלתית.

על כן החליטה הממשלה להטיל על שר הבריאות להעביר את הפעלתן של מיטות גריאטריות סיעודיות הפועלות כיום במוסדות הגריאטריים הממשלתיים לסקטור הפרטי והציבורי. המהלך להעברת תפעול בית החולים הגריאטרי בראשון לציון וחלק מבית החולים בנתניה למפעיל חוץ ממשלתי צפוי להתבצע עד סוף שנת 2004.

שיטת ההתחשבנות בין קופות החולים לבתי החולים

ההתחשבנות בין בתי החולים לקופות החולים נעשית ברובה בהתאם למחיר יום אשפוז שנקבע כמכפלה של מספר הימים בהם שוהה החולה בבית החולים במחיר יום האשפוז שנקבע לפי חוק הפיקוח על מחירי מצרכים ושירותים. לגבי פרוצדורות מסוימות קיימים תעריפים דיפרנציאליים של תשלום עבור כל פרוצדורה. מחירים אלו מצויים בפיקוח, בהתאם לחוק הפיקוח על מחירי מצרכים ושירותים התשנ"ו-1996.

בשנים 2001-1995 הופעלה שיטת ההתחשבנות הקובעת תקרות צריכה לכל קופת חולים בכל בית חולים. מעבר לסכום תקרות אלה פוחתים מחירי יום האשפוז והתעריפים הדיפרנציאליים. החל משנת 1997 נקבע כי בנוסף לתקרת ההוצאה הפרטנית, תעביר כל קופה תשלום מופחת (בשיעור של 50% מהמחירים המרביים) בשל צריכת שירותים שמעבר לתקרה שנקבעה. תקרות אלו קודמו בכל שנה בהתאם למבחנים הקבועים בחוק, באופן שתקרת הצריכה הכוללת התקדמה בכל שנה בשיעור של 1.25% לעומת השנה שקדמה לה. בשנת 2002 עודכנה שיטת ההתחשבנות לשנים 2005-2002, תוך ביצוע עדכון של תקרות הצריכה, ומתן אפשרות לבתי החולים ולקופות החולים לקבוע בהסכם הסדר אחר להתחשבנות ביניהן בהתאם לכללים המפורטים בחוק.

שיטת התחשבנות זו מונעת גידול בלתי מבוקר בהוצאות האשפוז של קופות החולים, בכך שהיא יוצרת כללי משחק מאוזנים הממתנים את עוצמת הכשלים בשוק הבריאות, ומקטינה את התמריץ של בתי החולים לבצע פעולות רפואיות מיותרות. שיטות דומות פועלות במערכות בריאות רבות בעולם המערבי.

על מנת לרסן את ההוצאה לבריאות ולהבטיח את מתן הטיפול הרפואי על פי שיקולים רפואיים, תעודכן שיטת ההתחשבנות בשנים 2007-2005, כך שעבור רכש בתחום שמעל תקרת הצריכה ועד 13% מעבר לתקרה, תשלם הקופה תשלום מופחת בשיעור של 90%, ואילו עבור רכש שירותים מעבר ל־13% מעל תקרת הצריכה, תשלם הקופה תשלום מופחת בערך של 50% מהמחירים המרביים. כמו כן תינתן סמכות לשרי הבריאות והאוצר לקבוע בצו סכומי רכש מזעריים של הקופה בבית החולים.

כדי לאזן את התמריצים הפועלים בשוק האשפוז יופחת בשנת 2005 ב־15% המחיר המשולם עבור יום אשפוז בחלק ממחלקות האגף הפנימי של בית החולים, ומנגד יתייקרו שירותים אחרים באופן שיקרב את מחירי השירותים לעלותם ויתרום להתייעלות מערך האשפוז.

התייעלות במערכת האשפוז הממשלתית

על מנת ליעל את הוצאות הממשלה בתחום האשפוז החליטה הממשלה על סדרת צעדים לצמצום הוצאותיה בתחומי האשפוז השונים, תוך סגירת מסגרות ואיחוד פעילויות. להלן חלק מהצעדים:

- תפעול בית החולים הגריאטרי בראשון לציון יועבר לידי עמותה בשליטת עיריית ראשון לציון, תוך סגירת בית החולים הממשלתי.
- בתי החולים נהריה, מזרע וצפת יאוחדו תחת הנהלה אחת מתוך מטרה להתייעל ולחסוך בהוצאות ההפעלה והניהול של בתי החולים.
- על מנת להתגבר על אחד הכשלים המסורתיים של מערכת האשפוז בישראל - הפעלת בתי חולים על ידי הממשלה - יקודמו בשנת 2005 מספר מהלכים להוצאת הניהול השוטף של בתי החולים מידי הממשלה. בין היתר תושלם העברת בית החולים וולפסון מידי הממשלה לידי חברה בבעלות קופת חולים והעברת בית החולים הלל יפה לידי חברה בבעלות קופת חולים. כמו כן יעבור ניהול בתי החולים שיבא בתל השומר ורמב"ם בחיפה לידי חברות מנהלות שיוקמו לשם כך.
- פעילות המעבדות ושירותי המזון בבתי החולים הגריאטריים והפסיכיאטריים תבוצע במיקור חוץ.

המשרד לקליטת העלייה

הצעת תקציב המשרד לקליטת העלייה לשנת 2005 מסתכמת בכ־1.34 מיליארד ש"ח. סך שיא כוח אדם – 419, עבודה ארעית במונחי משרות – 121, סך תקני כוח אדם – 540.

בין השנים 2004-1989 הגיעו לישראל כ־1.1 מיליון עולים. בשנים האחרונות הואט באופן משמעותי קצב העלייה, ובהתאם לכך מבוסס התקציב לשנת 2005 על תחזית של כ־15,000 עולים מארצות הרווחה לרבות מדינות חבר העמים (תחזית זו אינה כוללת את העולים מאתיופיה).

מספר העולים בשנים 1990–2004*

שנה	מספר העולים
1990	200,170
1991	176,170
1995	77,660
2000	61,700
2001	44,800
2002	35,350
2003	24,500
2004	21,600**

מקור: המשרד לקליטת עליה.
* לרבות העולים מאתיופיה
** אומדן משרד האוצר לכמות העולים

בשל הירידה במספר העולים, משרד הקליטה עובר תהליך שבו נבנות תכניות חדשות המתמקדות בסיוע לעולים במספר תחומים עיקריים:

תעסוקה

אגף התעסוקה במשרד לקליטת העלייה מסייע לקליטת עולים בשוק העבודה באמצעות קורסי הכשרה והסבה מקצועית וכן באמצעות פעולות השמה. בשנת 2005 הוקצו לתקציב האגף כ־40 מליון ש"ח נוספים לתכניות תעסוקה באמצעות "שוברים", אשר יאפשרו קניית שירותים מגופים פרטיים בתחומי ההכשרה, המיון וההשמה.

עידוד העלייה

בשנת 2004 החל המשרד לקליטת העלייה בגיבוש תכנית תלת־שנתית לעידוד העלייה. לכך תוקצבו כ־85 מיליון ש"ח בשנת 2004 וכ־115 מיליון ש"ח בשנת 2005, מתוך סך של 300 מיליון ש"ח שתוקצבו לנושא לשנים 2006-2004. הפעולות לעידוד העלייה מכוונות בעיקר לשתי קבוצות עולים - צעירים וסטודנטים אשר טרם התבססו בארץ המוצא, ולמשפחות עולים המעוניינות לעלות במסגרת של עלייה קהילתית ליישוב קולט אחד.

חינוך

בשנת 2005 יפתח המשרד תכניות חדשות ללימודי השפה העברית לעולים בכל הגילים, וכן ירחיב את מערך הסיוע הניתן לילדים עולים במסגרת החינוך הלא פורמלי.

שינוי תפיסת השירות

בשנת 2004 החל המשרד בשינוי תפיסת השירות, תוך מעבר לטיפול אישי בעולים. השירות ניתן על ידי יועצי קליטה אישיים ("אחד על אחד"). בשנת 2005 ימשיך המשרד לגבש את תפיסת השירות החדשה וליישמה.

דיור

התקציב מיועד לסיוע בדיור לעולים חדשים בשתי קבוצות - עולים מאתיופיה בתקופת שהייתם הראשונה בישראל וקשישים עולים. הסיוע שמעניק המשרד לקליטת העלייה ניתן לצד הסיוע המוענק על ידי משרד הבינוי והשיכון, תוך חפיפה חלקית בתחומי האחריות.

משרד הפנים והרשויות המקומיות

הצעת תקציב משרד הפנים לשנת 2005 מסתכמת בכ־3.9 מיליארד ש"ח בהוצאה, כ־131 מיליון ש"ח בהרשאה להתחייב וכ־35 מיליון ש"ח בהוצאה מותנית בהכנסה (ללא מימון מפלגות). סך שיא כוח אדם – 781, עבודה ארעית במונחי משרות – 711, סך תקני כוח אדם – 1,492.

דגשים לשנת 2005

רשויות מקומיות

החלטת ממשלה מס' 1475 מיום 8 בפברואר 2004 קבעה מסגרת פעולה לפתרון בעיית הגירעונות ברשויות המקומיות. במסגרת החלטה זו הקצתה הממשלה מסגרת של 1.5 מיליארד ש"ח, על פני שלוש שנים, לסיוע תקציבי לרשויות מקומיות אשר יבצעו תכניות הבראה שתכליתן היא:

- הבטחת איזון שוטף בתקציב הרשויות המקומיות באמצעות צמצום הוצאות והוצאות שכר, וכן טיפול בחריגות שכר והעמקת הגבייה. השגת יעד זה מהווה תנאי הכרחי לקבלת סיוע במסגרת תכניות ההבראה. הבטחת האיזון השוטף תמנע היווצרות של גירעונות חדשים בעתיד ותבטיח כי רמת הפעילות של הרשויות המקומיות תתבסס על רמת הכנסותיהן בפועל.

- ביצוע פעולות הבראה על ידי הרשויות המקומיות, שתבטחנה את הקטנת הגירעון הנצבר שלהן, בד בבד עם איזון התקציב השוטף. הפעולות ייעשו בין היתר בדרך של מיצוי גבייה ומימוש נכסים. במקביל תעמיד הממשלה מקורות תקציביים משלימים להקטנת הגירעון הנצבר, כאמור לעיל.

במסגרת דיוני הממשלה על המדיניות הכלכלית לשנת 2005 התקבלו מספר החלטות בתחום הרשויות המקומיות. החלטות אלו הן המשך למדיניות הממשלה בדבר שינוי כללי הפעולה בתחום הרשויות המקומיות. השינויים המוצעים להלן אמורים לסייע לפתרון הבעיות התקציביות המתמשכות בשלטון המקומי:

- פיקוח ובקרה על ההתנהלות התקציבית של הרשויות המקומיות - בהתאם להחלטות הממשלה תיקבע בחקיקה חובת רשות מקומית להפיץ לתושביה את תמצית הדוחות הכספיים התקופתיים, על מנת להגביר את השקיפות בניהול ענייני הרשות. כמו כן יתוקן חוק יסודות התקציב, התשמ"ה-1985, באופן שיביא לביזור סמכויות בנושא קבלת אשראי לרשויות מקומיות שיעמדו בתנאי הסף שייקבעו.

- הסרת חסמים בגביית ארנונה ומיצוי פוטנציאל הגבייה - בהתאם להחלטות הממשלה, החל משנת 2005 לא יועברו מענקי איזון לרשות מקומית שלא תעמוד ביעדי גביית מיסים מוגדרים, על מנת להגדיל את תמריץ הגבייה של הרשות המקומית ולהביא להקצאה מאוזנת וצודקת יותר של משאבים לרשויות המקומיות. סכומים שלא יוקצו לרשות מקומית עקב אי עמידה ביעדים, יוקצו לרשויות אחרות בהתאם לנוסחה הכללית.

- תמריצים להתייעלות רשות מקומית - נקבע כי תושבי רשויות מקומיות שיתאחדו, יזכו לסל הטבות מקופת המדינה, שיגובש על ידי צוות מנכ"לים בין־משרדי ויובא לאישור הממשלה לאחר תום ההליכים המינהליים לביצוע האיחוד. זאת במטרה לעודד את תושבי הרשויות המקומיות לפעול לאיחוד הרשות המקומית עם רשות מקומית אחרת, בהתאם למדיניות הממשלה לצמצום ולייעול המגזר הציבורי.

תכנון פיזי

מינהל התכנון שבמשרד הפנים הינו הגוף הממשלתי המופקד על הסדרת תחום התכנון הפיזי. משימותיו העיקריות של מינהל התכנון הן: ייזום תכנון מתארי ברמה ארצית, מחוזית ומקומית, וכן ניהול מוסדות התכנון הארציים והמחוזיים, אשר בסמכותם לתת תוקף לתכניות מתאר המוגשות לאישורן בהתאם לחוק התכנון והבנייה. תכניות אלה מגדירות את סך העתודה הקרקעית הקיימת בארץ לבניית יחידות דיור חדשות, לפיתוח שטחי תעסוקה, לתחבורה, לנופש, לשימור וכיוצ"ב.

מזה מספר שנים סובל שוק הנדל"ן בישראל מפער משמעותי ועקבי בין מספר יחידות הדיור החדשות הנדרשות על פי הגידול הנורמטיבי בביקוש לדיור, לבין מספר יחידות הדיור החדשות הכלולות בתכניות המאושרות על ידי מוסדות התכנון. כך, תכנית מתאר ארצית משולבת מס' 35 (להלן: תמ"א 35) המגדירה, בין היתר, את קצב הפיתוח של מדינת ישראל עד לשנת 2020, קובעת כי דרושות למשק כ־50,000 יחידות דיור חדשות מדי שנה, וזאת על מנת לתת מענה לגידול בהיקף האוכלוסייה, התבלות הדיור הקיים והגידול ברווחת הדיור. בפועל אושרו על ידי מוסדות התכנון בחמש השנים האחרונות תכניות הכוללות רק כ־30,000 יחידות דיור בשנה בממוצע. מספר זה נמוך באופן משמעותי לא רק מהצרכים התאורטיים על פי תמ"א 35, אלא גם מהיקף התחלות הבנייה בשנים אלו, שהסתכם בכ־35,000 יחידות דיור בשנה בממוצע.

מחסור ביחידות דיור מאושרות לצד היעדר מלאי תכנוני זמין לשיווק הביא למצב בו קיים מחסור של עשרות אלפי יחידות דיור בשוק הנדל"ן בישראל. מחסור זה טרם הורגש כתוצאה מהמיתון הכלכלי בו היה שרוי המשק בשלוש השנים האחרונות, אך עם הגידול שחל בפעילות הכלכלית בשנת 2004, צפוי הביקוש לדיור לגדול אף הוא, דבר שעלול להביא לעודף ביקוש בשוק הדיור.

המצב המתואר הוא תולדה של התארכות משמעותית בהליכי התכנון בשנים האחרונות, שנגרמה בעיקר בשל הסיבות הבאות:

- **היעדר תכנון מתארי בכל הרמות**

ברמה הארצית - תמ"א 35, אשר נמצאת בהכנה ובדיונים משנת 1997, טרם אושרה על ידי המועצה הארצית לתכנון ובנייה ועל ידי הממשלה, על אף שהאופק שלה הוא שנת 2020 בלבד.
ברמה המחוזית - למחצית מהמחוזות אין תכנית מתאר עדכנית בתוקף, הנותנת מענה לצרכים הנוכחיים והעתידיים של אותו המחוז.
ברמה המקומית - למרבית הרשויות המקומיות בישראל אין תכניות מתאר מקומיות תקפות.
במצב זה, מרבית התכניות המפורטות הנקודתיות, וממילא גם תכניות רחבות היקף ומשמעותיות יותר, אינן תואמות את תכנית המתאר הקיימת, ומהוות הלכה למעשה שינוי לתכנית המתאר המקומית, ובמרבית המקרים - גם לתכנית המתאר המחוזית הקיימת. כיוון שכך, הן חייבות את אישור הוועדה המחוזית והמועצה הארצית.

- היעדר יעדים כמותיים לאישור תכניות מפורטות, המספקות יחידות דיור וצרכים נלווים בפריסה ארצית שיחייבו את מוסדות התכנון, מביא למצב בו קיימת הפרדה בין הסמכות לאישור התכניות לבין האחריות לאספקת מלאי תכנוני מספיק וזמין לצורכי המשק. הדבר בא לידי ביטוי כאמור, במשך הזמן הנדרש לאישור התכניות.

- שיתוף פעולה לקוי בין הגופים העוסקים בתכנון ברמה הארצית (ממשלתיים ברובם) לבין מוסדות התכנון, מביא למצב בו התכניות המוגשות אינן תואמות את המגמות התכנוניות הקיימות, וזמן יקר עובר עד להשגת הסכמות באשר לשינויים שיש לבצע בתכניות אלה.

- גידול במעורבות הציבור בהליכי התכנון והבנייה - הגשת התנגדויות, עררים ותביעות לפיצויים.

התארכות הליכי התכנון משפיעה בצורה קשה על שוק הנדל"ן, כפי שיפורט להלן:

- נפגעת יכולתו של השוק לתת מענה לגידול פתאומי בביקוש לדיור. הפער בין יחידות הדיור והנלווים שאושרו על ידי מוסדות התכנון לבין הצרכים של המשק, כפי שבאים לידי הביטוי בתמ"א 35, עלול להביא לעלייה במחירי הדיור וללחצים אינפלציוניים במשק, בייחוד לנוכח זמן התגובה הארוך (מספר שנים) שיידרש על מנת לספק היצע דיור בכמות מספקת.

- נפגעת יכולת הייזום בשוק, בשל עלויות המימון הנגרמות מהתארכות תהליכי התכנון ומאי הוודאות הרבה הכרוכה בתכנון ובפיתוח מיזמים. בעיה זו היא תולדה של הסיבוך הכרוך בתהליכי התכנון ובביורוקרטיה ושל הסרבול בניהול המקרקעין על ידי המדינה.

- נפגעת היכולת לבצע פיתוח בהתאם לצורכי המשק, הן על פי המגמות התכנוניות הקיימות והן על פי יעדי הפיתוח של הממשלה. בשל היעדר מלאי תכנוני מספק, הגופים הציבוריים העוסקים בתכנון ופיתוח מקרקעין (בעיקר מינהל מקרקעי ישראל ומשרד הבינוי והשיכון), פועלים לשווק כל קרקע זמינה שתכנונה אושר על ידי מוסדות התכנון, במקום לשווק קרקעות בהתאם לדרישות השוק ולמדיניות הפיתוח הכוללת של הממשלה.

במטרה ליצור מלאי תכנוני זמין לשיווק בכמות מספקת ברמה מקומית, מחוזית וארצית, תוך ייעול וקיצור הליכי התכנון והבנייה, גובשה תכנית עבודה תלת־שנתית על ידי מינהל התכנון בשיתוף עם מינהל מקרקעי ישראל ומשרד האוצר. על פי תכנית זו יפעל מינהל התכנון להשלמת התשתית התכנונית המתארית בכל רמות התכנון כמפורט להלן:

- תמ"א 35 תובא לאישור הממשלה.
- תכניות המתאר המחוזיות יעודכנו בהתאם לתמ"א 35, כפי שתאושר על יד הממשלה.
- מינהל התכנון יזום הכנת תכניות מתאר מקומיות עדכניות למרבית הערים בישראל. הכנת התכניות תתבצע בתיאום עם מינהל מקרקעי ישראל ומשרד השיכון, בין היתר על בסיס התכניות השונות שאותן מקדמים גופים אלה.

כצעד משלים לכך, יידרש תיקון לחוק התכנון והבנייה, אשר יסמיך את שר הפנים להאציל לוועדות מקומיות סמכויות הנתונות כיום רק לוועדה המחוזית, ובכלל זה הסמכות לאשר תכניות מפורטות, המקיימות את כל הוראותיהן של תכניות המתאר המקומיות המעודכנות.

בנוסף לכל האמור לעיל, תוגש לאישור המועצה הארצית לתכנון ובנייה עד ליום 31 בדצמבר 2004, הצעת מינהל התכנון (כפי שתגובש בשיתוף מינהל מקרקעי ישראל ומשרד האוצר), לקביעת יעדים שנתיים של יחידות דיור למגורים ושטחים לתעסוקה, בתכניות שיאושרו על ידי מוסדות התכנון. היעדים שיובאו לאישור המועצה הארצית יתאמו את האמור בתמ"א 35, הן מבחינת ההיקף הכולל של יחידות הדיור ושטחי התעסוקה שיש לאשר מדי שנה והן מבחינת פריסתם באזורים השונים. מטרת היעדים היא להכניס למערכת השיקולים של מוסדות התכנון, בצד כל יתר השיקולים, גם את צורכי המשק למלאי קרקעות זמין לשיווק כבר בשנים הקרובות.

מימוש הצעדים המפורטים לעיל ימומן מתקציב מינהל התכנון ומהמקורות של מינהל מקרקעי ישראל.

מינהל האוכלוסין

על מנת להבטיח כי מינהל האוכלוסין יתאים את עצמו לצרכים המשתנים ולהתפתחויות הטכנולוגיות המתהוות, מיושמת תכנית עבודה רב־שנתית למינהל האוכלוסין, אשר תאפשר לבצע היערכות מתאימה לצמצום הצורך בהגעת האזרחים ללשכות האוכלוסין. זאת, תוך שיפור רמת השירות בעזרת מתן ביטוי לשימוש בטכנולוגיות מתקדמות, כגון: אינטרנט, שירותי טלפון ודואר ממוחשבים וקידום נושא תעודת הזהות החכמה.

בהמשך להקמת יחידת אכיפה לעניין עובדים זרים במנהל האוכלוסין, השתלבותה במערך הבין־משרדי המטפל בסוגיית העובדים הזרים, והנחיית היועץ המשפטי לממשלה, הועברה במהלך 2004 פעילות בית הדין למשמורת עובדים זרים ממשרד הפנים למשרד המשפטים.

חוק תאגידי מים וביוב

ביום 17 ביולי 2001, אושר חוק תאגידי מים וביוב בכנסת. תכלית החוק היא להפריד את פעילות המים והביוב מפעילות מוניציפאלית אחרת של הרשויות המקומיות, באמצעות הפעלת משק המים והביוב ברשות המקומית על ידי חברה עירונית. רשויות מקומיות שיבחרו בכך יוכלו להעביר אמצעי שליטה בחברה לגורמים פרטיים, בהתאם לכללים שיפורסמו על ידי משרדי הפנים והאוצר. חברה שתוקם בהתאם לחוק, תפעל במסגרת רישיון שיוענק לה ותצטרך לעמוד בתנאים שייקבעו ברישיון. התעריפים של החברה ייקבעו על ידי רשות ציבורית שתוקם לשם כך, על פי עקרון העלות המוכרת.

יישום החוק יביא ליתרונות רבים לצרכנים ולכלל המשק. הוא יגרום לניהול עסקי, מקצועי ויעיל של מערכות המים והביוב ברשויות המקומיות; יבטיח ייעוד של ההכנסות ממתן שירותי אספקת מים וביוב לצורך השקעות במערכות המים והביוב, הפעלתן ומתן שירותים; יאפשר לגייס הון רב יותר להשקעות במשק המים והביוב, בלי תלות במקורות ממשלתיים או מוניציפליים; ויעודד תחרות במתן שירותים הקשורים במשק המים והביוב.

באוגוסט 2004 אישרה הכנסת תיקון לחוק האמור, שקובע כי הרשויות המקומיות יפעילו את משק המים והביוב שלהן באמצעות חברה, לא יאוחר מתחילת שנת 2008.

שירותי דת

בהתאם להחלטת הממשלה על פירוק המשרד לענייני דתות והעברת תחומי הפעילות למשרדים אחרים, הועבר למשרד הפנים נושא שירותי הדת לעדות הלא יהודיות.

יחידת רשם העמותות

בהמשך להחלטת ממשלה מס' 1291 מיום 8 בינואר 2004, הועברה יחידת רשם העמותות ממשרד הפנים למשרד המשפטים.

יחידת הפיקוח על הבנייה

תופעת הבנייה הבלתי חוקית היא תופעה אשר אין עוררין על חומרתה. במהלך השנים האחרונות מתאפיין מערך האכיפה בתחום זה בכשל מתמשך, וזאת כתוצאה מהגורמים המפורטים להלן:

- כשלים ביישום תהליכי הפיקוח והאכיפה - טיפול משפטי לא יעיל בתביעות המוגשות; התמשכות הדיונים בבתי המשפט; ובעיקר - היעדר סיוע עקבי מצד משטרת ישראל לנושא.

- תלות בין מנגנוני הפיקוח והתביעה המקומיים, שעליהם הטיל המחוקק את עיקר האחריות לאכיפת דיני התכנון והבנייה, לבין ראשי הרשויות המקומיות וראשי הוועדות המקומיות. אלה האחרונים ממונים אדמיניסטרטיבית על הפקחים והתובעים ומשלמים את שכרם, אך בשל הלחץ של קהל בוחריהם הם נרתעים מלהפעיל נגדם את סמכויות האכיפה.

- רווחים כלכליים הגלומים בעבירות בנייה. לריבוי העבירות על חוק התכנון והבנייה השפעות לוואי, אשר בחלקן הופכות עם חלוף הזמן לבלתי הפיכות, ובכלל זה: פגיעה באיכות הסביבה; פגיעה בשטחים הפתוחים, ובהתאם לכך - בעתודות הקרקע המיועדות לדורות הבאים; אובדן הכנסות לקופת המדינה (מיסוי מקרקעין); אובדן הכנסות לקופת הרשויות המקומיות (ארנונה, היטלי פיתוח והיטלי השבחה); היווצרות מפגעי בטיחות חמורים; מניעת היכולת לתכנן וליישם תכנון פיסי ארוך טווח וכיוצ"ב.

הממשלה נדרשה לנושא זה פעמים רבות במהלך השנים האחרונות, ואף קיבלה מספר החלטות אופרטיביות (האחרונה שבהם החלטת ועדת השרים למגזר הלא יהודי - ערב/15), המייעדות תקציבים לתגבור פעילות יחידות האכיפה. עם זאת, טרם סוכמו על ידי משרדי הממשלה הרלוונטיים הפרטים הסופיים אודות האופן שבו יתבצע התיאום בין גופי האכיפה, וכן טרם סוכמה הקצאת מקורות סופית לתגבור פעולות האכיפה. מתוך הכרה כי יש צורך בנקיטת פעולות מיידיות בשטח, עוד בטרם תיושם החלטת הממשלה במלואה, סוכם, בין יחידת הפיקוח על הבנייה ובין משרד האוצר, על תגבור פעילות היחידה בשנת 2005. על פי סיכום זה יושם דגש על תגבור הפעילות המשפטית כנגד עברייני חוק התכנון והבנייה, תוך שימוש במקורות תקציביים נוספים שניתנו למטרה זו בתקציב לשנת 2005.

משרד המדע והטכנולוגיה

הצעת תקציב משרד המדע והטכנולוגיה לשנת 2005 מסתכמת בכ־121.5 מיליון ש"ח בהוצאה, בכ־16.2 מיליון ש"ח בהוצאה מותנית בהכנסה ובכ־83.3 מיליון ש"ח בהרשאה להתחייב. סך שיא כוח אדם – 38, עבודה ארעית במונחי משרות – 24, סך תקני כוח אדם – 62.

פעילות משרד המדע והטכנולוגיה מחולקת לשלושה תחומים עיקריים: תשתיות מדעיות, מחקרים בין־לאומיים ומדע וקהילה. כמו כן, במסגרת המשרד פועלת הסוכנות הישראלית לחקר החלל (סל"ה).

דגשים מרכזיים לשנת 2005

- הכוונה של פעילות בתחום המדע והטכנולוגיה בהתאם למדיניות ולסדרי עדיפות לאומיים, במטרה לקדם, להרחיב ולהעמיק את הפיתוח המדעי והטכנולוגי.

- תמיכה בפיתוח התשתיות המדעיות והטכנולוגיות במדינת ישראל ובמחקר תשתיתי מעודד צמיחה, במסגרת תכנית התשתיות המדעיות, במטרה למצות את הפוטנציאל הכלכלי הטמון בידע מדעי טכנולוגי ולעודד צמיחה מוגברת של המשק.

- פיתוח וביסוס קשרי החוץ המדעיים לקידום המדע הישראלי ולביסוס מעמדה המדעי הבין־לאומי של מדינת ישראל.

- הגברת המודעות למדע בקרב הציבור, בין היתר על ידי קידום מיזמים בתחום תשתיות דיגיטליות והקלת הנגישות למידע), והשתתפות בהקמתם של מרכזי מחקר ובכלל זאת מרכזי מו"פ אזוריים ובפיתוח עתודות כוח אדם מדעי וטכנולוגי.

- במסגרת סוכנות החלל הישראלית - המשך ביסוס מעמדה של מדינת ישראל בתחום החלל, תוך שיתוף פעולה עם גופים ומוסדות חלל בחו"ל, באמצעות טיפוח הידע והגברת החינוך המדעי בתחומי החלל בקרב הנוער והציבור הישראלי. סוכנות החלל תמשיך להתמקד בשנת 2005 בפיתוח אמצעים טכנולוגיים ותקדם את מיזם החלל המשותף עם ממשלת הודו לשיגור הטלסקופ "טאווקס" לחלל. למיזם ה"טאווקס" הקצה משרד האוצר תוספת תקציבית כוללת בהיקף של כ־18 מיליון ש"ח לשנים 2005-2007.

ענפי המשק

המשרדים הכלכליים - משרד התעשייה המסחר והתעסוקה, משרד התיירות ומשרד החקלאות - פועלים לעידוד צמיחה בת קיימא בענפי המשק השונים בשתי דרכים עיקריות:

- ייזום וקידום רפורמות מבניות וענפיות, שתכליתן שיפור כושר התחרות של המשק הישראלי, וכן הגברת התחרות וצמצום מעורבות הממשלה בשווקים, באמצעות הסרת חסמים מנהליים ופתיחת צווארי בקבוק.
- ניהול תקציב התמיכות למגזר העסקי, שנועד בעיקרו להשתתף בסיכונים המוטלים על החברות העסקיות.

מאפייני התקציב

מאפייניו העיקריים של התקציב לשנת 2005 בתחום המשרדים הכלכליים הם:

- המשך עידוד השקעות הון, תוך התמקדות בהשקעות ברות תחרות בשווקים הגלובאליים, הפחתת אי הוודאות מנקודת מבט של המשקיעים וצמצום הבירוקרטיה.
- הפחתה תקציבית כחלק מהחלטות הממשלה על צמצום הגירעון בתקציב.
- הנהגת רפורמות, בעיקר בתחומי עידוד מחקר ופיתוח ועידוד השקעות הון.
- התמקדות בעידוד מחקר ופיתוח, תוך שימת דגש על השקעה בחברות קטנות.

ענף התעשייה

החל מהמחצית השנייה של שנת 2003 אנו עדים לצמיחה בהיקפי הפעילות בענף התעשייה, דבר הבא לידי ביטוי בין היתר בצמיחת היקפי הייצור התעשייתי; ייבוא חומרי גלם; ייבוא מוצרי השקעה; וייצוא תעשייתי.

הצעת התקציב לשנת 2005 מבטאת ירידה מסוימת בהקצאת המשאבים לתחום התעשייה, והיא נובעת בעיקר מההפחתות האחידות בתקציב המדינה.

ענף התיירות

ענף התיירות נקלע למשבר עמוק, החל מהרבעון האחרון של שנת 2000, וזאת בגין הירידה החדה במספר התיירים המבקרים בארץ, הנובעת מהאירועים הביטחוניים בארץ ובעולם. החל מהמחצית השנייה של שנת 2003, עקב השיפור במצב המדיני־ביטחוני, אנו עדים לשינוי מגמה בהיקפי התיירות הנכנסת ובהתאם לכך - בגידול בהיקפי הפעילות של ענף התיירות.

משרד התיירות מתאים את פעולותיו למשבר בענף, ובכלל זה מסיט מקורות במסגרת תקציבו לפעולות שמטרתן סיוע לפעילים בענף, בעיקר בתחום השיווק, ומסייע להסבת חדרי מלון לשימושים אחרים, באמצעות יצירת כללים שיאפשרו זאת.

הצעת התקציב לשנת 2005 מבטאת ירידה בהקצאת המשאבים בתחום עידוד השקעות ההון בתיירות, זאת מתוך ראייה לפיה אין להגדיל את היצע חדרי המלון בתקופה בה ההיצע עולה על הביקוש.

ענף החקלאות

החקלאות מאופיינת בשנים האחרונות בשינויים הדרגתיים במבנה של המשק החקלאי, שעיקרם הגדלת יחידות הייצור וצמצום מספר העוסקים בחקלאות, כתוצאה מהפריון הגבוה בענף והגברת התחרות בו.

במסגרת מדיניות הממשלה להפנמת יתרונות לגודל ביחידות הייצור החקלאיות, החליטה הממשלה, לקראת שנת 2005, על הקמת צוות לבחינת ייעול היצור והשיווק בשלוחת ביצי המאכל, לשם גיבוש המלצות, בין היתר בנושא הפנמת היתרונות לגודל בשלוחה.

בהמשך למדיניות הממשלה להפנמת היתרונות לגודל ברפת, שנועדה לשיפור היעילות במקטע הייצור בענף החלב, החליטה הממשלה, לקראת שנת 2004, על צמצום המונופולין בענף במטרה להגדיל את התחרות ולהביא להורדת מחירי החלב ומוצריו לצרכן. המהלכים עליהם החליטה הממשלה עדיין לא הושלמו.

ההתמודדות עם מצוקת המים תחייב פעולות משמעותיות לייעול השימוש במים במגזר החקלאי, וזאת בנוסף להתאמת הגידולים למצב משק המים במדינה. הממשלה תמשיך לפעול להגברת התחרות, להקטנת הריכוזיות המשקית ולצמצום התקורות בענף.

משרד התעשייה, המסחר והתעסוקה

הצעת התקציב הרגיל, תקציב התמיכות בענפי המשק ותקציב הפיתוח של משרד התעשייה המסחר והתעסוקה לשנת 2005 מסתכמת ב־2.8 מיליארד ש"ח בהוצאה נטו, 577.7 מיליון ש"ח בהוצאה מותנית בהכנסה ו־1.65 מיליארד ש"ח בהרשאה להתחייב. סך שיא כוח אדם – 1,680, עבודה ארעית במונחי משרות – 152, סך תקני כוח אדם – 1,832.

יעדי המשרד

משרד התעשייה המסחר והתעסוקה מופקד על קידום ענפי התעשייה המסחר והתעסוקה, תוך שימוש באמצעים תקציביים, מינהליים ותחיקתיים. תפקידיו ויעדיו המרכזיים של משרד התעשייה המסחר והתעסוקה הם:

- סיוע בפיתוחה ובביסוסה של תעשייה יעילה ורווחית, בעלת כושר תחרות.
- קידום המחקר והפיתוח התעשייתי, כאמצעי לפיתוח תעשייה עתירת ידע, שתנצל ותקדם את יתרונותיה היחסיים של ישראל, תניב תשואה הולמת להשקעותיו של המשק במחקר האקדמי, ותפתח תעשייה בעלת ערך מוסף גבוה וכושר תחרות בעידן הכלכלה הגלובלית.
- פיתוח הפעילות הכלכלית הבין־לאומית של ישראל ובמיוחד סחר החוץ, על מנת להבטיח צמיחה המבוססת על סחר חופשי ושיתוף פעולה כלכלי בין ישראל למדינות אחרות. יעד זה מושג, בין היתר, בפיתוח ובהעמקה של קשרי סחר החוץ והסכמי סחר, תמיכה בפעילות שיווקית של מפעלים וטיפוח קשרים עם משקיעים זרים.
- יצירת מקורות תעסוקה שיענו על צרכים כלכליים ארוכי טווח, תוך מתן עדיפות לאזורי הפריפריה.
- הגדלת שיעור ההשתתפות בכוח העבודה של כלל האוכלוסייה, לרבות אוכלוסיות מיוחדות כגון: חרדים, בני מיעוטים, הורים יחידים ומקבלי קצבת הבטחת הכנסה, נכים ומוגבלים.
- עידוד החלפת עובדים זרים בעובדים ישראלים.
- אכיפת חוקי העבודה.
- יצירת סביבה כלכלית תומכת וליווי תעשיות ינוקא על מנת להביא לצמיחת יזמויות חדשות

והגברת התעסוקה באמצעות עסקים חדשים.

- עידוד מודעות צרכנית ושמירה על כללי מסחר הוגנים שיבטיחו את רווחת הפרט.

דגשים לשנת 2005

- **חוק המו"פ** - השלמת הליך תיקון החוק לעידוד מחקר ופיתוח בתעשייה, התשמ"ד-1984 והטמעת התמורות הנובעות מכך בתעשייה הישראלית, עם התמקדות במתן אפשרות להוצאת ידע נתמך מדען לחו"ל (בהתאם לכללים האמורים בתיקון לחוק).

- **החוק לעידוד השקעות הון** - ביצוע הרפורמה בחוק לעידוד השקעות הון, כך שהתמיכה תתמקד בהשקעות מוטות ייצוא ומחוללות צמיחה.

- **תמיכה בעסקים קטנים** - המשך הפעלת מספר כלי סיוע לעסקים קטנים ובינוניים שעיקרם: חונכות לעסקים קטנים ובינוניים, הרשות לעסקים קטנים ובינוניים והקרן להלוואות לעסקים קטנים.

- **ייעול פעילות המטה** - ביצוע שינויים ארגוניים במבנה המשרד, לרבות מעבר לשיטת עבודה בצוותים מעורבים ממוקדי מטרות ויעדים, ואיחוד מחוזות התמ"ת והעבודה, במסגרת פעילות איחוד תחום התעסוקה עם משרד התעשייה והמסחר.

- **הסדרת מרחב התקינה** - יצירת פעילות מתואמת ומוסדרת של כלל הגופים והיחידות העוסקות בנושאי תקינה, לרבות העברת חלקים מהפעילות לגורמים חוץ ממשלתיים, תוך הקפדה על הפרדה ברורה בין פעילות מסחרית ופעילות ציבורית.

- ביצוע ניסוי הרפורמה לצמצום התלות בגימלאות קיום מתמשכות, באמצעות שילוב מקבלי הגימלאות במעגל העבודה (תכנית מהל"ב).

- מעבר להקצאת היתרים להעסקת עובדים זרים בשיטת רישוי חברות בהתאם להחלטת ממשלה מס' 2446 מיום 15 באוגוסט 2004.

- הפנייה של לפחות 40% מתקציבי ההכשרה המקצועית לקורסים במקצועות עתירי עובדים זרים, בהתאם להחלטת ממשלה מס' 2445 מיום 15 באוגוסט 2004.

משרד החקלאות ופיתוח הכפר

הצעת תקציב משרד החקלאות ופיתוח הכפר לשנת 2005 מסתכמת בכ־950 מיליון ש"ח (ברוטו). סך שיא כוח אדם – 1,322, עבודה ארעית במונחי משרות – 670, סך תקני כוח אדם – 1,992.

ערך הייצור החקלאי (במונחי תמורה ליצרן) הסתכם בשנת 2003 בכ־16.04 מיליארד ש"ח, המהווים כ־1.65% מהתוצר המקומי (בניכוי מיסים עקיפים על הייצור). בשנת 2003 ירד (כמותית) התוצר הגולמי של הענף בכ־4.5%, זאת לעומת עלייה של כ־1.3% שנרשמה באותה השנה בצמיחה במשק הלאומי. הייצוא החקלאי הסתכם בשנה זו בכ־3.21 מיליארד ש"ח לעומת כ־2.98 מיליארד ש"ח בשנת 2002, עלייה המשקפת גידול ריאלי של 7.7% בתמורה שקיבלו היצואנים.

משבר משק המים בישראל משפיע על מבנה החקלאות הצמחית. צמצום המים השפירים הזמינים העומדים לרשות החקלאות; הכניסה לעידן התפלת מים; והעלאת תעריפי המים לחקלאות, מביאים להתבססות הולכת וגוברת בתהליך הייצור על מים שוליים. יש להניח כי מגמה זו תוביל לצמצום בהיקף השטחים המושקים במים שפירים ולעלייה בהיקף שטחי גידולי הבעל וגידולים המבוססים על השקיית עזר.

כמו כן, הרפורמות שבוצעו בענפי בעלי החיים בשנים האחרונות ממשיכות להניב תוצאות. הרפורמות ברפת החלב, בשלוחת הבקר לבשר ובשלוחת הפטם הביאו להגדלת היחידות המייצרות ולהתייעלותן, לצד צמצום מספר המשקים העוסקים בענפים אלה.

בתחום התעסוקה בענף, המשיכה מגמת הגידול של השנים האחרונות במספר העובדים הזרים בהשוואה לעובדים המקומיים. בשנת 2003 הגיע מספר העובדים הזרים המדווחים לכ־23,300, והם מהווים כ־55% מכלל השכירים המועסקים בענף.

מעורבות הממשלה בתחום החקלאות

לעומת ענפי משק אחרים, פעילות הממשלה בתחום החקלאות מאופיינת ברמת מעורבות גבוהה. מעורבות זו נחלקת לשני סוגים עיקריים: מעורבות ממשלתית ישירה, לרוב גלויה, בתקציב, ומעורבות עקיפה, הגורמת לעלות סמויה למשק הלאומי.

המעורבות הישירה

המעורבות הממשלתית הישירה קיימת בכל שלבי הייצור החקלאי, כמפורט להלן:

- **סבסוד תשומות המים** – בשנת 2004 הסתכם סבסוד המים לחקלאות בכ־450 מיליון ש"ח.

- **סבסוד הון –** בשנת 2005 יסתכם סבסוד ההון בכ־26 מיליון ש"ח, באמצעות מענקים להשקעות בנושאים שונים. סכום ייעודי נוסף יתוקצב לסבסוד השקעות הון בענף הרפת, ותקציב נוסף - לסבסוד השקעות במיזמים המביאים לחיסכון בשימוש במים.

- **סבסוד ביטוח ומתן ביטוח חקלאי** - הביטוח החקלאי המסובסד נחלק לשניים: ביטוח נזקי טבע וביטוח אסונות טבע. השתתפות הממשלה באה לידי ביטוי בסבסוד פרמיית הביטוח החקלאי. ביטוח נזקי טבע - כ־80% מהביטוח החקלאי כנגד נזקי טבע נעשה באמצעות "הקרן לביטוח נזקי טבע בע"מ", חברה ממשלתית הנמצאת בבעלות הממשלה והחקלאים. השתתפות הממשלה בסבסוד הפרמיות בתחום זה תסתכם בשנת 2005 ב־27 מיליון ש"ח.

  ביטוח אסונות טבע - בשנת 1999 נחתם הסכם בין הממשלה ו"הקרן לביטוח נזקי טבע בע"מ" בנושא ביטוח אסונות טבע (ביטוח רב סיכוני). לפי ההסכם מנפיקה הקרן פוליסות ביטוח נגד אסונות טבע לענפי הפירות וההדרים והממשלה משתתפת בסבסוד הפרמיה. השתתפות הממשלה בסבסוד הפרמיות בתחום זה תסתכם בשנת 2005 בכ־43 מיליון ש"ח.

- **שוק מקומי –** עיקר הסיוע ליצרני התוצרת לשוק המקומי מתבצע באמצעות תמיכה בענפים שיש להם תרומה משמעותית לשמירה על קרקעות, ובאמצעות סובסידיה ישירה לחקלאי הגליל העוסקים בענף הלול. סך הסיוע לשוק המקומי הסתכם בשנת 2004 בכ־90 מיליון ש"ח.

- **מתן שירותים** - הדרכה חקלאית ושירותים אחרים בתחומי הווטרינריה, הגנת הצומח ופעולות אחרות (דיג, שימור הקרקע, בדיקות קרקע ועוד) מבוצעים על־ידי יחידות ממשלתיות וממומנים ברובם מתקציב המדינה. עלות המימון תסתכם בשנת 2005 בכ־143 מיליון ש"ח.

- **מחקר ופיתוח** - הממשלה מממנת מחקרים חקלאיים באמצעות המדען הראשי וכן מממנת את תקורות מינהל המחקר החקלאי. עלות השתתפות הממשלה במחקר החקלאי תסתכם בשנת 2005 בכ־186 מיליון ש"ח.

- **ייצוא** - כ־70% מהייצוא החקלאי מתבצע באמצעות חברת הייצוא החקלאי - "אגרקסקו", (חברה בבעלות משותפת של הממשלה) "תנובה" ומועצות ייצור חקלאיות. היקף התמיכה בפעילות זו נקבע במהלך שנת התקציב בהתאם להתפתחויות בענף ולפי סדר העדיפות של משרד החקלאות. הממשלה מסבסדת את פעילות קידום המכירות לתוצרת חקלאית בשווקים בחו"ל, וכן משתתפת בפעילויות שונות לסיוע לייצוא, כגון: מימון משלוחי ניסיון של תוצרת וסבסוד מחקרים שמטרתם הגדלת הייצוא. בשנת 2004 עמד התקציב לקידום הייצוא על כ־11 מיליון ש"ח.

- **תמיכות אחרות** – הממשלה מתערבת באמצעות תמיכה ישירה ובאופן נקודתי במקרים שונים. בשנת 2004, ניתנה תמיכה ממשלתית בעיקר כנגד קיצוץ מכסות מים, וכן ניתנה תמיכה לענף החלב ולמגוון מוצרים ציבוריים, כגון הדברות ומיזמים שונים הקשורים לאיכות הסביבה.

המעורבות העקיפה

המעורבות העקיפה מגינה, שלא באמצעות תקציב המדינה, על היצרנים ועל המשווקים של התוצרת החקלאית. מעורבות זו משולמת על יד הצרכנים דרך מחירי התוצרת החקלאית ודרך היצע המוצרים העומדים בפניהם. עיקרי ההגנות הם:

- **פטור מהסדר כובל** - חוק ההגבלים העסקיים, התשמ"ח-1988, לעניין הסדרים כובלים, אינו חל על המגדלים והמשווקים של תוצרת חקלאית. הפעולות הבולטות הנהנות מהפטור הן פעולות של תכנון מרכזי בענף, באמצעות מכסות וקרנות לפינוי עודפים, ופעולות בעלות מאפיינים קרטליסטיים המתבצעות במקטע השיווק. במסגרת הדיונים על תקציב 2005, החליטה הממשלה לבצע את תיקוני החקיקה הדרושים לשם הקטנת פער התיווך הסיטונאי.

- **מניעת ייבוא** - בעקבות הצטרפותה של ישראל להסכמי גאט"ט, הומרו ההגבלות המינהליות על הייבוא במכסי מגן גבוהים, שאינם מאפשרים ייבוא משמעותי ורציף של תוצרת חקלאית טרייה לישראל. זאת, למעט מספר מצומצם של מוצרים המיובאים במסגרת מכסות הפטורות ממכס, כמתחייב מהסכמים בינלאומיים.

- **קרקע** - התשלום עבור החכרת קרקע לשימושים חקלאיים נקבע בהתאם לגידולים החקלאיים שהקרקע מיועדת להם, ללא כל זיקה למיקום הקרקע ולערכה בפועל.

- **עובדים זרים** - בשנת 2004 הוקצו לעבודות בחקלאות כ־28,000 היתרים לעובדים זרים, שעלותם, ביחס לעובדים חלופיים מישראל, מהווה סיוע כלכלי משמעותי.

נושאים תקציביים נוספים

הסדר הקיבוצים

בעקבות המשבר הפיננסי והכלכלי שאליו נקלעו התנועות הקיבוציות והקיבוצים בשנות השמונים, נחתם בשנת 1989 "הסדר הקיבוצים" בין התנועות הקיבוציות לבין הבנקים והממשלה. ההסדר מחק ופרס את חובות הקיבוצים ותאגידיהם; ביטל את המערכות המרכזיות ואת הערבות ההדדית; וקבע כללים חדשים במגזר, בעיקר בתחום האשראי. בשנת 1995 החליטה הממשלה לאשר ביצוע של "הסדר

קיבוצים משלים". בהסדר זה נקבע כי יתרת החוב לצורך הסדרת חובותיהם של הקיבוצים תחושב אחרי שימוש בכספי הסיוע ההדדי בין הקיבוצים ואחרי ויתור מצד הקיבוצים על חלק מזכויות המקרקעין שברשותם. כמו כן הוקמה מנהלה אשר מהווה מסגרת מנהלית וארגונית לביצוע ההסדר.

מינהלת הסדר המושבים

בחודש מארס 1992 התקבל בכנסת חוק ההסדרים במגזר החקלאי המשפחתי. החוק קובע כיצד יש להסדיר את חובותיו של המגזר החקלאי. מכוח החוק מונו משקמים אשר בסמכותם לקבוע את היקף החוב שייפרע ואת אופן הפירעון. פסיקת המשקמים כפופה להוראות החוק ולתקנותיו. כמו כן הוקמה מינהלה, המונה כ־30 עובדים, אשר מהווה מסגרת מנהלית וארגונית לפעולת המשקמים.

החטיבה להתיישבות

במסגרת תקציב משרד החקלאות מתוקצבת החטיבה להתיישבות של ההסתדרות הציונית, העוסקת בפיתוח התיישבות חדשה מעבר לקו הירוק. החטיבה להתיישבות הוקמה בסוף שנות השישים על מנת לסייע לממשלה בעיבוד הקרקעות באזורי יש"ע, בבקעה ובגולן, בדומה לסיוע שניתן על־ידי המחלקה לישראל של הסוכנות היהודית בשאר האזורים. החטיבה להתיישבות, הפועלת במסגרת ההסתדרות הציונית העולמית, מתוקצבת בתחום פעולה נפרד בתקציב משרד החקלאות, ולמעשה כל תקציבה מקורו בתקציב המדינה.

הסכם המסגרת בין הממשלה להסתדרות הציונית העולמית משנת 2000, מהווה את המסגרת לפעילותה של החטיבה להתיישבות ומגדיר את היחסים בין הצדדים להסכם.

המבנה האירגוני של החטיבה להתיישבות מבוסס על הפריסה הגיאוגרפית של האזורים שבתחום טיפולה: מרחב צפון - גולן וגליל; מרחב מרכז - בקעת הירדן, מגילות, שומרון, מטה בנימין וגוש עציון; מרחב דרום - הנגב, דרום הר חברון וגוש קטיף. מטה החטיבה להתיישבות מרכז את הפעילות שבמסגרתה מועסקים כ־63 עובדים.

החלטות ממשלה הנוגעות לענפי החקלאות ולתקציב משרד החקלאות לשנת 2005

- **ביטול הפטור מהסדר כובל במקטע השיווק בענפי החקלאות**

חוק ההגבלים העסקיים פוטר ממגבלת החוק, הסדר שכל כבילותיו נוגעות לגידול ולשיווק של תוצרת חקלאית מגידול מקומי. הפטור מהסדר כובל הביא להנצחת התארגנויות קרטליסטיות במקטע השיווק הסיטונאי אל מול הצרכנים מחד ואל מול החקלאים מאידך.

במסגרת דיוני התקציב לשנת 2005 החליטה הממשלה לבצע את תיקוני החקיקה הנדרשים, על מנת להקטין את פערי התיווך הסיטונאי. הקטנת פערי התיווך תביא להגדלת רווחתם של ציבור הצרכנים ושל ציבור החקלאים.

- **ייעול ההדרכה החקלאית**

יחידת שירותי ההדרכה והמקצוע היא יחידת סמך במשרד החקלאות ופיתוח הכפר. תפקידה העיקרי של היחידה הוא מתן שירותי הדרכה לחקלאים, ובכלל זה הדרכה פרטנית, הפצת מידע, הכשרה מקצועית וביצוע מחקר יישומי.

מרבית שירותי ההדרכה ניתנים לחקלאים ללא תשלום, וחלק ניכר מתקציב היחידה, המשמש בעיקר לשכר, אינו תלוי באופי, בכמות ובאיכות שירותי ההדרכה המסופקים. ביצוע שירותי ההדרכה במסגרת היחידה הממשלתית מגלם בתוכו בעיות רבות, ובכלל זה פגיעה ברמת השירות הניתנת לחקלאי, אשר אינו נהנה בהכרח משירותי ההדרכה האיכותיים ביותר. כמו כן, אין יכולת להתאים באופן יעיל את הרכב היחידה והשירותים הניתנים על ידה להתפתחויות בענף החקלאות ולשינויים הנדרשים ברמת המדריכים או במומחיותם. במצב הקיים, המשאבים הציבוריים המופנים להדרכה החקלאית אינם מנוצלים בצורה היעילה ביותר לשם קבלת תועלת מרבית למשק החקלאי.

במסגרת דיוני התקציב לשנת 2005 קיבלה הממשלה החלטה על הצורך לבצע שינוי במערך ההדרכה הקיים. במסגרת זו הוחלט כי בשנת 2005 יופרטו שירותי ההדרכה החקלאית הניתנים בשלושה ענפי חלוץ, תוך סבסוד ישיר של השירות הניתן. תקציב השכר שייחסך מצעד זה, ישמש לתמיכה ישירה בהדרכה החקלאית בענפים האמורים. לצורך ביצוע המהלך, הוחלט על הקמת צוות משותף למשרדי החקלאות והאוצר. הצוות יגבש את הנוהל המפורט להפרטת השירותים והסבסוד הממשלתי, ויבחן את אופן הרחבת מערך ההדרכה החדש גם לשאר ענפי החקלאות.

- **ייעול הייצור בתחום ביצי המאכל**

שלוחת ביצי המאכל מנוהלת במסגרת מכסות ייצור פרטניות ומתאפיינת בריבוי יחידות ייצור קטנות ולא יעילות, לצד מספר בודד של יחידות ייצור גדולות (תעשייתיות למחצה). הענף מתאפיין באי התאמה בין היצע הביצים לביקוש המצרפי, בין היתר עקב קביעת מכסת ייצור שנתית הגבוהה מרמת הביקוש ועקב קיומו של שוק שחור. עודף ההיצע מטופל באמצעות הפעלת מנגנון פינוי עודפים. מחירי הביצים נמצאים בפיקוח, ורמת המחירים לצרכן גבוהה ביחס לרמת המחירים המקובלת בעולם.

במסגרת דיוני התקציב לשנת 2005, החליטה הממשלה על הקמת צוות לבחינת ייעול הייצור והשיווק בשלוחת ביצי המאכל. הצוות יגבש המלצות באשר להפנמת יתרונות לגודל בשלוחה, לניוד מכסות, למנגנון פיקוח על מחירי הביצים ולנושאים נוספים.

- **צמצום המונופולין בענף החלב**

החלטת הממשלה מיום 15 בספטמבר 2003 נועדה לצמצם את המונופול במשק החלב, לעודד תחרותיות, ולהביא להורדת מחיר החלב ומוצריו לצרכן.

במסגרת זו הוחלט על הקמת ועדה ציבורית לבחינת הפיקוח על מחירי החלב ומוצריו לצרכן, שתמליץ על שיטת הפיקוח הרצויה, על הרכב סל המוצרים המפוקחים ועל קביעת מחירים לצרכן ומנגנון עדכונם. ליו"ר הוועדה נבחר מר רן קרול, וכתב המינוי לוועדה נחתם על ידי השרים ביום 10 בדצמבר 2003. הוועדה עדיין לא הגישה את המלצותיה לשרים.

צעדים נוספים שעליהם החליטה הממשלה במסגרת ההחלטה האמורה, כגון שינוי במדיניות חלוקת מכסות ייבוא במכס מופחת של אבקת חלב, נמצאים בהליך שימוע. על הליך זה הורה בג"צ במסגרת עתירה שהוגשה בעניין.

- **ייעול פעילות משרד החקלאות ופיתוח הכפר**

במסגרת החלטה מס' 2457 על איחוד הנהלות במחוזות משרדי הממשלה, הוחלט לאחד את מחוז גליל גולן עם מחוז גליל מערבי ואת מחוז השפלה וההר עם מחוז המרכז, כך שמספר המחוזות של משרד החקלאות ופיתוח הכפר יצומצם משישה לארבעה.

- **איחוד מועצות הייצור הצמחיות והפחתת ההיטלים**

במסגרת התכנית להבראת המשק הישראלי, קיבלה הממשלה החלטה מס' 119 בדבר איחוד ארבע מועצות הייצור הצמחיות (ירקות, פירות, פרחים והדרים) למועצה צמחית אחת, במטרה להביא לחיסכון בתקורות ולהתייעלות, אשר תבוא לידי ביטוי בהפחתת ההיטלים שמשלמים החקלאים למימון פעילות

המועצה. ביום 1 בינואר 2004 נכנס לתוקפו חוק מועצת הצמחים (ייצור ושיווק), התשל"ג-1973, אשר מהווה את התשתית החוקית לפעילות המועצה. עם זאת, טרם פורסמו תקנות לבחירות במועצה, טרם הושלם גיבושם של כללים נוספים המצויים בסמכותו של שר החקלאות והנוגעים לפעילותה של המועצה, ולא בוצע עדיין תהליך של הפחתה משמעותית בהיטלים.

תמיכות במוצרים ציבוריים

הצעת תקציב התמיכות במוצרים ציבוריים לשנת 2005 מסתכמת בכ־4.3 מיליארד ש"ח. מזה כ־2,862 מיליון ש"ח תמיכות בתחבורה, כ־767 מיליון ש"ח תמיכות במחירי מים, כ־500 מיליון ש"ח תמיכות בייצור החקלאי ותמיכות אחרות (ביניהן אחזקת מלאי חירום וסבסוד הובלת גרעינים בדגל אמריקני), כ־118 מיליון ש"ח לתמיכות בתאגידים ציבוריים וכ־95 מיליון ש"ח עבור הוצאות משק הדלק.

תמיכות בתחבורה

ההצעה לתמיכה התקציבית בתחומי התחבורה בשנת 2005 מסתכמת ב־2,862 מיליון ש"ח. תמיכה זו ניתנת בעיקר לתחבורה הציבורית (אוטובוסים) ולרכבת ישראל.

תמיכה בתחבורה הציבורית

אוטובוסים – 1,611 מיליון ש"ח מיועדים לתחומים הבאים: סך של כ־740 מיליון ש"ח סובסידיה שוטפת; כ־342 מיליון ש"ח לתמיכה ברכישת אוטובוסים בתחבורה הציבורית; כ־469 מיליון ש"ח סובסידיה ייעודית לאוכלוסיות זכאיות שונות; וכ־60 מיליון ש"ח לאבטחת התחבורה הציבורית.

תמיכה ברכבת – 1,100 מיליון ש"ח מיועדים לסובסידיה הונית ולסובסידיה שוטפת לחברת הרכבת, במסגרת הסכם רב שנתי עם חברת הרכבת לפיתוח של תחום התחבורה המסילתית בישראל בשנים הקרובות.

סובסידיה לתעופה פנים ארצית – כ־3 מיליון ש"ח מיועדים להוזלת תעריפי הטיסה לתושבי צפון הארץ ודרומה.

תמיכות שונות – כ־62 מיליון ש"ח מיועדים בעיקרם לרשות הנמלים כתמיכה להובלה יבשתית של מטענים מנמל אילת ולרשות שדות התעופה, למימון הגירעון במסופי הגבול היבשתיים בין ישראל לירדן ובין ישראל למצרים וכן במסוף המעבר היבשתי בקרני.

תמיכות במחירי המים

הצעת תקציב התמיכות במים לשנת 2005 מסתכמת בכ־767 מליון ש"ח. התקציב גדל ריאלית בהיקף של כ־28 מיליון ש"ח לעומת שנת 2004. השינוי כולל, בין היתר, הקטנת תקציב התמיכה בחברת

"מקורות" מחד, והגדלת התקציב לרכישת מים מותפלים ולתמיכות בחקלאים מאידך.

עיקר התקציב נועד לתמוך בספקי מים ובעיקר בחברת "מקורות" - ספקית המים הגדולה במדינה, המספקת כשני שליש מצריכת המים בישראל. תעריפי המים אותם מספקת "מקורות" לצרכנים לשימוש חקלאי נקבעים על ידי שר החקלאות, בהסכמת שר האוצר ובאישור ועדת הכספים של הכנסת. תעריפים אלה אינם מכסים את העלות הריאלית של הפקת ואספקת המים, ולכן יש להעביר לחברת "מקורות" סובסידיה שנתית לכיסוי הוצאותיה.

העברת הסובסידיה לחברת "מקורות" נגזרת מהסכם התחשבנות בין הממשלה לחברה, הכולל התחשבנות בגין כלל הוצאותיה של החברה, ובכלל זה העלויות ההוניות. הסכם זה מתבסס על עלויות נורמטיביות מוסכמות, שאת הפער בינן לבין הכנסות החברה ממכירת מים, מכסה תמיכת הממשלה. העלויות הנורמטיביות מופחתות במקדם התייעלות שנתי. הסכם זה מאפשר לחברת "מקורות" לפעול על בסיס עסקי, להשקיע בחידוש נכסיה ובהקמת מפעלי מים, ואף להתנתק מהתלות בממשלה בכל הקשור לגיוס הון.

קיימת חשיבות רבה להעלאת תעריפי המים עד לעלותם הריאלית, על מנת להשיג הקצאה יעילה של מים ולמנוע הקמתם של מפעלי מים בלתי כדאיים, במיוחד בתקופת פיתוח מואץ הצפויה להימשך בשנים הקרובות.

ביום 15 באוגוסט 2004 החליטה הממשלה על העלאת תעריפי המים השפירים והיטלי ההפקה לתעשייה ולצריכה ביתית ב־20 אג' לקוב, וכן על העלאת תעריפי המים השפירים והיטלי ההפקה לחקלאות ב־15 אג' לקוב. עם זאת תגדל התמיכה בחקלאות, והיא תתבצע באופן ישיר, כדי לעודד המשך תפיסת שטחים ועיבוד קרקע.

תמיכות בייצור החקלאי

התמיכה הממשלתית בייצור החקלאי, כפי שבאה לידי ביטוי בסעיף תקציבי זה, מתמקדת בהשתתפות במימון מוצרים ציבוריים; בסיוע לחקלאים בביטוח גידוליהם מפני נזקי טבע ואסונות טבע; בתמיכה בענפים שיש להם תרומה משמעותית לשמירה על קרקעות; בתמיכה בייצוא החקלאי; ובסיוע נקודתי לענפים הנקלעים למשבר.

עיקרי התמיכה בסעיף זה הם:

- **תמיכה במוצרים ציבוריים** – תמיכה זו משקפת את השתתפות המדינה במימון פעילות המחייבת התערבות גוף מרכזי, כשבצידה יש לרוב השפעות חיצוניות חיוביות. התמיכה משמשת בעיקר

למימון פעילות הדברה נגד מזיקים שונים ופעילויות שונות התורמות לשמירה על איכות הסביבה. היקף התמיכה נקבע במהלך השנה לפי ההתפתחויות בענף ובהתאם לסדר העדיפויות של המשרד.

- **סבסוד פרמיית הביטוח** - התמיכה הממשלתית נועדה לתמרץ את החקלאים לבטח את גידוליהם מפני נזקי טבע ומפני אסונות טבע. היקף התמיכה בשנת 2005 מסתכם בכ־70 מיליון ש"ח, מזה כ־27 מיליון ש"ח לסבסוד פרמיות הביטוח מפני נזקי טבע בחקלאות וכ־43 מיליון ש"ח לסבסוד פרמיות הביטוח מפני אסונות טבע בחקלאות.

- **תמיכות בייצוא החקלאי** - התמיכה נועדה לסייע במשברי מחיר נקודתיים וזמניים, וכן לסבסד פעילות של קידום מכירות המתבצעת על ידי היצואנים בשווקים בחו"ל. היקף התמיכה נקבע, במהלך השנה, לפי ההתפתחויות בענף ובהתאם לסדר העדיפויות של המשרד.

- **תמיכות שונות לייצור חקלאי מקומי** - תקצוב תמיכות ומתן פיצויים המתחייבים על פי החוק, וכן סיוע בזמני משבר ובתמיכה בענפים חקלאיים שונים על פי הסכמים. התמיכות שאינן מכוח חוק ושאינן ניתנות במסגרת הסכמים רב שנתיים, נקבעות במהלך השנה לפי ההתפתחויות בענף ובהתאם לסדרי העדיפויות של המשרד.

תמיכות אחרות

שני נושאים נוספים בתחום החקלאות המתוקצבים במסגרת סעיף זה הם:

- **סבסוד הובלת גרעינים באניות הנושאות דגל אמריקני** - כחלק ממסגרת הסיוע האמריקני לישראל התחייבה ישראל על רכישת כמות מינימלית של גרעינים מארה"ב, וכן התחייבה על כמות גרעינים מינימלית מתוך הכמות הנרכשת, אשר תובל מדי שנה באניות הנושאות דגל אמריקני. כיוון שעלות ההובלה בדגל אמריקני גבוהה יותר מעלות ההובלה הבין־לאומית, וכדי להבטיח כי ההתחייבות האמורה תצא לפועל, הממשלה מעמידה תקציב למימון פערי המחירים. עלות הסבסוד בשנת 2005 מסתכמת בכ־66 מיליון ש"ח.

- **אחזקת מלאי חירום** - מדינת ישראל מחזיקה, משיקולים ביטחוניים, מלאי חירום של גרעיני חיטה למאכל אדם, מספוא למאכל בהמות, מוצרי מזון בסיסיים ובשר קפוא. המלאי מוחזק בידי קבלנים פרטיים והתקציב משמש לכיסוי הוצאותיהם (עלויות מימון, אחסון, ניהול ורענון המלאי). הצעת התקציב לאחזקת המלאים השונים בשנת 2005 מסתכמת בכ־73 מיליון ש"ח.

הוצאות משק הדלק

תקציב הוצאות משק הדלק נועד להבטיח אספקה סדירה של מוצרי דלק בשעת חירום, הן למשק הצבאי והן למשק האזרחי.

מדינת ישראל, החסרה מקורות עצמיים של אנרגיה ראשונית, נאלצת לייבא את כל הנפט הגולמי ממקורות בחו"ל. הנפט הגולמי מובל למדינת ישראל באמצעות אניות דלק, רובן ככולן בבעלות זרה, ומועבר לבתי הזיקוק לצורך המרתו לתזקיקי דלק. בנוסף לתזקיקים המיוצרים על ידי בתי הזיקוק, נצרכים במדינת ישראל גם תזקיקים שמקורם בייבוא.

הנחת היסוד העומדת מאחורי הצורך בהחזקת מלאי דלק לשעת חירום היא, שבשעת חירום תיתכן אי סדירות בהגעת אניות זרות המובילות נפט גולמי או תזקיקים לחופי ישראל. התממשותו של תרחיש זה, כמו גם של תרחיש פגיעה בבתי הזיקוק, עשויה להביא למחסור במוצרי דלק במשק.

מלאי הדלק לשעת חירום נחלק לשני סוגים: מלאי עבור המשק האזרחי, ומלאי עבור המשק הצבאי. רמת המלאי הכוללת נקבעה במסגרת ועדה ציבורית בהתאם לתרחישי צריכה שונים. היקף המלאי הנדרש אמור להיגזר מהפער בין השימושים הצפויים בתרחישים השונים בחירום לבין המלאי התפעולי והיקף הייצור והיבוא בשעת חירום.

מלאי החירום הביטחוני מוחזק כיום במימון המדינה על ידי חברות הדלק במתקני האחסון של חברות התשתית: "תשתיות נפט ואנרגיה" (תש"ן) ו"פי גלילות". ההתחשבנות בגין החזקת המלאי מבוצעת בהתאם לצו הפיקוח על מצרכים ושירותים (הסדרים במשק הדלק), התשמ"ח-1988. מלאי החירום האזרחי מוחזק כיום על ידי בתי הזיקוק לנפט (בז"ן) ותש"ן, בהתאם להסכמים שחתמה המדינה עם החברות.

העלויות העיקריות של החזקת המלאי הן מימון רכישת המלאי, עלויות האחסון של המלאי וביטוח המלאי. כמו כן קיימות עלויות נוספות בכל הקשור להחזקת ציוד חירום, ביצוע בקרה על כמויות ואיכויות של המלאי ורענון שוטף.

משרד התיירות

הצעת התקציב הרגיל של משרד התיירות לשנת 2005 מסתכמת ב־196 מיליון ש"ח בהוצאה, 12 מיליון ש"ח בהוצאה מותנית בהכנסה ו־49 מיליון ש"ח בהרשאה להתחייב. הצעת תקציב הפיתוח של משרד התיירות לשנת 2005 מסתכמת ב־85 מיליון ש"ח בהוצאה וכ־123 מיליון ש"ח בהרשאה להתחייב. סך שיא כוח אדם - 148, עבודה ארעית במונחי משרות - 35, סך תקני כוח אדם - 183.

בסוף חודש ספטמבר 2000, עם השינוי במצב הביטחוני בארץ, התהפכה המגמה הקבועה של גידול בתנועת התיירות הנכנסת לישראל. מרמת שיא של 2.7 מיליון תיירים בשנת 2000, חל קיטון במספר התיירים עד לשפל של 860 אלף כניסות בשנת 2002. במהלך שנת 2003 חלה התאוששות בתיירות לישראל ומספר כניסות התיירים בשנה זו עמד על 1 מיליון, 23% יותר מאשר בשנת 2002, אך עדיין נמוך ב־56% משנת 2000. התעוררות תנועת התיירות ניכרת גם בחודשים הראשונים בשנת 2004, ובכך מתמשכת המגמה החיובית בכניסות התיירים ובסימני ההתאוששות בענף.

השפעת הקיטון בכניסת המבקרים לישראל בתקופה זו התמתנה במידת מה עקב גידול ניכר בהיקף תיירות הפנים. בשנת 2003, כמו גם בשנת 2002, נרשם היקף שיא של כ־11.8 מיליון לינות ישראלים לשנה. גידול זה נמשך גם בשנת 2004, כאשר במחצית הראשונה של שנה זו נרשם גידול של 4.7% בלינות הישראלים, בהשוואה לתקופה המקבילה בשנת 2003.

יעדי משרד התיירות

- **בתחום השיווק** - עם ההתאוששות בתנועת התיירות לישראל, יחזור המשרד לקיים פעילות שיווקית במגזרים רחבים, לצד התמקדותו באוכלוסיות יעד המזדהות עם ישראל.

- **בתחום השקעות ההון** - נוכח עודף ההיצע של חדרי בתי המלון, יקיים המשרד בתחום זה פעילות מצומצמת, כדי להימנע מהגדלת היצע החדרים.

- **תקציב הפיתוח של התשתיות התיירותיות** - תקציב הפיתוח של המשרד בתחום זה יופנה בשנים הבאות בעיקר לשדרוג ולפיתוח המרכזים של ערי התיירות. הערים שעליהן יושם דגש הן ירושלים, טבריה, עכו, צפת ואילת, זאת במטרה לשפר את התשתית הפיזית־תיירותית של ערים אלו ולאפשר את מימוש הפוטנציאל התיירותי הטמון בהן. כמו כן יפעל המשרד לפיתוח תשתיות תיירותיות באזור הנגב ובמגזרי המיעוטים.

- **התיירות הכפרית** - בהתאם להחלטת הממשלה בנושא ימשיך המשרד לסייע בהקמתן ובשדרוגן

של יחידות אירוח (צימרים) באזור קו העימות.

- **הגנות חופים בים המלח** - בהתאם להחלטת ועדת השרים לענייני חברה וכלכלה, החלטה מס' חכ/108 מיום 29 ביולי 2004, יקדם המשרד את פתרון הקבע להגנות החופים בים המלח. המשרד יבצע את בדיקות ההיתכנות הנדרשות לחלופה אשר הומלצה על ידי ועדת המנכ"לים להגנת חופי ים המלח. במקביל לכך יבדוק המשרד את אומדן החלופות האחרות לפתרון ובהן קציר המלח בבריכה וחלופה להעתקת בתי המלון.

התמודדות משרד התיירות עם המשבר בענף

משרד התיירות מתמודד עם המשבר שפוקד את הענף מאז תחילת האירועים הביטחוניים באמצעות מערך כלים שנועדו לסייע בהקלת חומרתו של המשבר, הן בצד ההיצע והן בצד הביקוש. בין הכלים שהופעלו בתקופה זו ניתן למנות את הבאים:

- **קרן הלוואות בערבות המדינה למלונות** - מתן ערבות המדינה להלוואות למלונות בהיקף של 165 מיליון ש"ח. ההלוואות ניתנות לכ־7 שנים, והחזר הקרן מתבצע בחמש השנים האחרונות. ערבות המדינה היא בשיעור של 70% מהקרן והמדינה מסבסדת חלק מהריבית על ההלוואה. מסגרת ההלוואה נקבעת לכל מלון בהתאם לקריטריונים של רמת הפגיעה באזור בו הוא נמצא ובהתאם לרמת המלון.

- **קרן התמריץ למארגני התיירות הנכנסת** - הקרן מהווה תמריץ למארגני התיירות הנכנסת. מטרת קרן זו לעודד את המארגנים להביא את מחזור ההכנסות הרב ביותר מתיירות נכנסת, באמצעות מתן תמריצים למארגנים. בשנים 2004-2003 עמד תקציב הקרן על 5 מיליון ש"ח לשנה.

- **הסבה זמנית של חדרי מלון לשימושים אחרים** - פרק הזמן הנדרש לצורך הסבת בתי מלון לשימושים אלטרנטיביים, כמו גם מגבלות סטטוטוריות, יוצרים קשיחות של היצע החדרים בטווח הקצר. אי לכך גובשו קריטריונים המאפשרים הסבה זמנית של חלק מחדרי מלון לשימושים אחרים. הסבה זמנית זו תאפשר למלונות לנצל מקורות הכנסה אחרים שיאפשרו גישור על פני התקופה הנוכחית. בנוסף לכך, הקטנת היצע חדרי המלון תאפשר לבתי המלון להגדיל את היקף ההכנסות לחדר פעיל בהיקף תיירות נתון, ובכך לשפר את רווחיותם.

- **קרן למפעלים במצוקה** - בשנת 2003 הוחלט ע"י ועדת השרים לענייני חברה וכלכלה לאפשר גם למלונות העומדים בקריטריונים שנקבעו, להסתייע בכלי זה. הקרן מאפשרת מתן הלוואות בערבות מדינה למלונות שנקלעו למצוקה בהיקף של עד 10 מיליון ש"ח.

- **שיווק בחו"ל** - העמקת השיווק והתמקדות בפלחי שוק מזדהים (יהודים ונוצרים מאמינים) ובשיווק

אילת כיעד תיירותי. כמו כן, הגדלת המשאבים ושיעור ההשתתפות בפעילות מארגני התיירות בארץ, בפעילות סיטונאי התיירות בחו"ל ובפעילות גורמי התיירות המקומיים בירידים בחו"ל.

- **שיווק בארץ** - הגברת שיתוף הפעולה של המשרד עם רשות הטבע והגנים והתאחדות המלונות ועריכת קמפיינים שיווקים משותפים לעידוד תיירות הפנים. כמו כן, הגדלה והגברת שיתוף הפעולה של המשרד עם עמותות התיירות האזוריות.

תשתיות ובינוי

הגבָּרת ההשקעות בתשתית היא אמצעי מרכזי של המדיניות הכלכלית, במיוחד בתקופה שבה נתון המשק בהאטה. מטרתן להסיר חסמים המַקשים על ההתפתחות המשקית ולהניע את גלגלי המשק, כדי להביא למיצוי פוטנציאל הצמיחה של המשק הישראלי.

ההשקעות בתשתית מבוצעות ברובן בידי גופים שאינם נכללים בתקציב המדינה, כגון: חברת החשמל, רשות הנמלים, רשות שדות התעופה, "מקורות" ועוד. צפוי כי כלל ההשקעות במשק, על ידי גופים אלה ועל ידי הגופים המתוקצבים כאחד, יגדלו בשנת 2005 לעומת 2004.

עם זאת, הממשלה חייבת ליצור תנאים שיאפשרו להגדיל את ההשקעות בתשתית ממקורות חוץ תקציביים. פעילויות מרכזיות שמומנו עד כה מתקציב המדינה, הולכות ומועברות ברחבי העולם במידה גוברת והולכת לידי המגזר הפרטי. גם בישראל יושם דגש על מגמה זו בשנים הקרובות, בראש ובראשונה בתחומי תשתית התחבורה (כבישי אגרה, רכבות קלות), ייצור חשמל, תשתיות מים וביוב. בדרך זו יתווספו מקורות למימון התשתיות וכן תְגבַּר יעילות הפעלתן בעקבות העברת ניהולן למגזר הפרטי.

מֵיזָמים רבים המתוכננים לקום על ידי המגזר הפרטי ועל ידי גורמים ציבוריים אחרים, נתקלים בעיכובים משמעותיים בביצוע המֵיזָם בשלב האישורים הסטטוטוריים. כחלק מהמאמץ להאיץ את ההשקעות בתשתית, החליטה הממשלה על קיצור הליכי תכנון במסגרת ועדה מיוחדת שתטפל במיזמים שעניינם תשתיות לאומיות ותיתן להם את העדיפות כנדרש מתרומתם של המיזמים למשק.

היערכותם של משרד הבינוי והשיכון, משרד התחבורה, משרד התשתיות הלאומיות ומשרד התקשורת להשגת היעדים הכלכליים של הממשלה בענפים שבתחום אחריותם, מתבצעת בשני מישורים עיקריים:

- באמצעות רפורמות מבניות, שתכליתן לייעל את דרכי הפעולה בענף וליצור כללי משחק חדשים, בהסרת מִגבלות מינהליות שונות ובשחרור צווארי בקבוק.

- התקציב בשנת 2005 יתאפיין בהמשך ההשקעות בתשתית התחבורה; במפעלי השָׁבַת מים; בהמשך הסיוע למימון מפעלי ביוב ברשויות המקומיות; בהגדלת הסיוע להשקעות של חברות למים וביוב, שיוקמו על־ידי רשויות מקומיות; בטיפול אינטנסיבי בתכנון בכלל, ובתכנון לבנייה למגורים בפרט; ובהמשך הפיתוח של אתרים לבנייה למגורים.

תחום התחבורה

בהמשך להרחבת ההשקעות בתשתית התחבורה בכלל ובתשתית הרכבות בפרט בשנים האחרונות, וכן בהמשך להתקדמות פיתוח נמל תעופה בן־גוריון (נתב"ג 2000) ולפיתוח נמל היובל באשדוד, צפוי גם בשנת 2005 קידום של פיתוח תשתיות בתחבורה היבשתית, האווירית והימית.

ההשקעה בתשתית התחבורה היבשתית - ההשקעות יתמקדו בתשתית המסילתית של רכבת ישראל; במערכות הסעת המונים בתל־אביב ובירושלים; בנתיבי תחבורה ציבוריים לאוטובוסים; וכן במיזמים מרכזיים בערים הגדולות ובמערכת הכבישים הארצית.

ההשקעה בכביש חוצה ישראל - הצעת התקציב לשנת 2005 מקצה מקורות לחברת "כביש חוצה ישראל" להרחבת הכביש צפונה ודרומה (קטע 18 - מצומת עירון לאליקים וקטע 19-20 - מגדרה עד לדרום קריית־גת), למימון פעולות החברה ולפיקוח על פעולות הזכיין.

ההשקעה ברכבת - בדצמבר 1996 החליטה הממשלה על הפרדת הרכבת מרשות הנמלים והרכבות ועל הקמת חברת רכבת ממשלתית. מהלך זה נועד לאפשר את השגת מדיניות הממשלה להרחבת ההשקעות בתחום התחבורה המסילתית באמצעות חברת רכבת המתנהלת באופן עצמאי. ביום 29 בדצמבר 2002 התקבל בכנסת חוק רשות הנמלים והרכבות (תיקון מס' 11), התשס"ג-2002, שיצר מסגרת חקיקתית למהלך האמור.

כיום, "חברת רכבת ישראל בע"מ" היא חברה ממשלתית בבעלות מלאה של המדינה, שמטרתה הקמה ותפעול של רכבות בישראל. בין החברה לבין הממשלה הוסכם כי במהלך התקופה שבין 1 בינואר 2003 ל־31 בדצמבר 2008, תשקיע החברה סכום בהיקף של 20 מיליארד ש"ח בפיתוח רשת הרכבות. הממשלה מצידה תשקיע כספים בהון המניות של החברה, על מנת לאפשר לה ליישם את ההשקעות האמורות. הסכום האמור (20 מיליארד ש"ח) יושקע על ידי החברה במיזמים המשכיים (כדוגמת ראשונים, שפירים-נתב"ג, נתב"ג-מודיעין, הכפלת אשדוד-אשקלון ועוד) וכן במיזמים חדשים (כדוגמת ראשל"צ מערב, קו מהיר לירושלים, קו העמק ועוד).

ההשקעה בנמלים - רשות הנמלים פועלת לפיתוח נמל חיפה (הקמת נמל הכרמל) ונמל אשדוד (הקמת נמל היובל) בהיקף של כ־4 מיליארד ש"ח (מזה כ־2.5 מיליארד ש"ח בנמל אשדוד). התכנית כוללת הארכת שוברי גלים, הוספת מזחים והגדלתם, הגדלת שטחי אחסון והצטיידות במנופים נוספים. מיזם "נמל היובל" בנמל אשדוד אמור להסתיים לקראת סוף שנת 2004. מיזם "נמל הכרמל" (נמל חיפה) צפוי להסתיים לקראת סוף שנת 2007.

ההשקעה בשדות התעופה - רשות שדות התעופה סיימה את בניית מסוף הנוסעים החדש בנתב"ג, שצפוי להתחיל לפעול עד סוף שנת 2004. סך ההשקעה במיזם הוא כ־800 מיליון דולר. במרכז המיזם - בניית מָסוף נוסעים חדש, שיאפשר, בתום השלב הראשון, קליטה של תשעה מיליון נוסעים בנתב"ג.

תחום האנרגיה

תחום זה עבר בשנים האחרונות שינויים, שתכליתם להגביר את התחרות בכל שרשרת הייצור של הענף, ואת המעורבות של הסקטור העסקי בתחום. תהליך זה יתמקד בשנה הבאה במשק הדלק ובמשק החשמל.

משק החשמל - בשנת 2003 תוקן חוק משק החשמל. על פי התיקון, החל מחודש מארס 2006 **יעבור** משק החשמל רפורמה מבנית. עיקרי הרפורמה: יצירת מבנה תחרותי מבוזר שמטרתו להבטיח אספקת חשמל זמינה, אמינה ויעילה. במבנה היעד תיושם הפרדה בין כל המקטעים הפועלים כיום כמונופול אנכי - יצור, הולכה, חלוקה ואספקה. מקטע הייצור יפוצל למספר חברות ויפעל בתחרות; במקטע ההולכה יפעל מונופול טבעי מפוקח; ומקטע החלוקה יפוצל למספר חברות אזוריות. במהלך 2003, בעקבות תיקון חוק משק החשמל כאמור, מונה צוות בראשות מנכ"ל משרד התשתיות ומנכ"ל משרד האוצר, על מנת להגיש המלצות בדבר אופן יישום הרפורמה. כמו כן, הממשלה מקדמת כניסה של יצרני חשמל פרטיים. כך צפוי כי תחנת הכוח של קבוצת "דוראד", תפעל בסוף שנת 2006 באתר קצא"א באשקלון, בהספק מותקן של כ־800 מגוואט, וכן תוקמנה תחנות כוח נוספות, חלקן בטכנולוגיה של שילוב כוח וחום (קוגנרציה). היקף ההשקעה במשק החשמל הצפוי בשנת 2005 עומד על כ־6.5 מיליארד ש"ח, המהווים ברובם השקעות של חברת החשמל, ובחלקם השקעה בתחנות כוח פרטיות.

משק הדלק - בעקבות המלצות של מספר ועדות שדנו בעתיד ענף הזיקוק, החליטה הממשלה לפעול ליצירת תחרות בענף זה על ידי הפרדת הבעלות על שני בתי הזיקוק בחיפה ובאשדוד. החלטה בעניין פיצול והפרטה של בתי הזיקוק התקבלה ביום 29 באוגוסט 2004 (החלטה חכ/107). צעד זה יביא, בצד הגבָּרַת התחרות, להרחבת ההשקעות בתחום הזיקוק. בשנה הקרובה יבוצעו ההליכים לפיצול ולהפרטת בתי הזיקוק. הצעת החלטה לוועדת השרים לענייני הפרטה צפויה להיות מוגשת עד סוף שנת 2004, והליך הפיצול וההפרטה צפוי להיות מושלם עד סוף שנת 2005. בשנת 2005 צפויות השקעות בהיקף של כחצי מיליארד ש"ח במקטע הזיקוק. כתוצאה מהפיצול ומההפרטה צפויה לגדול בעיקר ההשקעה בבית הזיקוק באשדוד, אשר בו מתוכננת לקום, בין היתר, תחנת כוח לייצור חשמל בגז טבעי. זו תאפשר לבית הזיקוק לייצר חשמל לשימוש עצמי ולמכור את עודפי החשמל המיוצר לרשת.

תחום המים והביוב

פוטנציאל המים השפירים של ישראל, כ־1.5 מיליארד מטר קוב לשנה, מנוצל כיום במלואו ואף מעבר לכך. הרחבה משמעותית של פוטנציאל המים דורשת התפְלַת מי ים, בעלויות גבוהות יחסית למשק. הממשלה החליטה לאמץ תכנית שתאפשר התמודדות הן עם היצע המים והן עם הביקושים למים. בצד ההיצע, יופנו משאבים כספיים להגדלת ההשקעות בהשבַת מי קולחין ומים שוליים אחרים ולהתפלת מי ים בהיקף של 315 מיליון מטר קוב לשנה. בצד הביקוש, יצומצמו הסובסידיות התקציביות, תוך העלאת תעריפי המים השפירים לכל השימושים, וכן יינתן עידוד לחיסכון בצריכה.

צעדים אלו יביאו לשיפור בהקצאת המים ולניהול יעיל ואחראי יותר של מקורות המים והמשאבים העומדים לרשות המשק.

תחום הביוב - תימשך תנופת ההשקעה ברשויות המקומיות, בעיקר בהקמת מכוני טיהור של שפכים. הגידול המתמשך באוכלוסיית המדינה וההחמרה בתקנות איכות הסביבה צפויים להגביר את תנופת הפיתוח בתחום זה.

חוק תאגידי מים וביוב שאושר בכנסת במהלך שנת 2001 צפוי להביא לשינוי משמעותי במבנה משק המים והביוב ברשויות המקומיות. בהתאם לחוק שאושר בכנסת בשנת 2001, יוקמו תאגידי מים וביוב ברשויות המקומיות. הקמת התאגידים תאפשר להפנות משאבים רבים יותר לתחום זה בניהול יעיל וממוקד. הממשלה החליטה לסייע לתאגידים שיוקמו בדרך של השתתפות בהשקעות במיזמים בתחום התאגיד, כל זאת על מנת לזרז את הקמת החברות. בישראל פועלים כיום שבעה תאגידים לפי חוק זה. כל הרשויות המקומיות מחויבות בחוק להפעיל את משק המים והביוב שלהן באמצעות חברה עד לתחילת שנת 2008. צעד זה, כמו גם הגידול באוכלוסייה וההחמרה בתקני איכות הסביבה, צפוי להביא לגידול משמעותי בהשקעות בתחום המים והביוב.

ההשקעה הממשלתית הצפויה בתחומי המים והביוב בשנת 2005 עומדת על סכום של כ־1.5 מיליארד ש"ח.

תחום התקשורת

תקשורת נייחת - חברות הכבלים ("הוט" ו"טלקום") צפויות להתחיל באספקת שירותי טלפוניה נייחת בפריסה ארצית, החל מחודש דצמבר 2004. על פי ההערכות, עלות פריסת התשתית תסתכם בכ־100 מיליון דולר על פני שלוש שנים. בנוסף לכך, החל מחודש ספטמבר 2004 יוענקו רישיונות כלליים ייחודיים לגורמים נוספים שיבקשו לפעול בתחום, ללא חובת אזורי ביקוש, וגם פעילות במתכונת זו תחייב ביצוע השקעות.

כמו כן, במהלך השנה הקרובה יעסוק הרגולטור בסוגיה נוספת שעניינה מתן אפשרות לגופים עסקיים לעשות שימוש בתשתיות קיימות מתחומים אחרים, לצורך מתן שירותי תקשורת (כגון: חשמל, רכבת ומקורות).

תקשורת ניידת - השקת שירותי הדור השלישי, אשר מחייבת את החברות לבצע השקעות נרחבות בתשתיות הסלולר, המסתכמות על פי ההערכות בכ־3 מיליארד ש"ח, תאפשר את המשך צמיחת התחום ואת המשך הגידול במספר המנויים (שכיום מסתכם בכ־6.6 מיליון מנויים). במהלך שנת 2005, יקדם הרגולטור מספר רפורמות בתחום הסלולר, ביניהן קידום מהלך של ליברליזציה במתן אישורי סוג למכירת ציוד קצה סלולרי, מהלך שצפוי להגביר את התחרות בתחום ולהרחיב את מגוון המכשירים המיובאים לארץ.

תקשורת בין־לאומית – בשנת 2004 הוענקו שלושה רישיונות נוספים לאספקת שירותי תקשורת בין־לאומיים לחברות "אינטרנט זהב", "אקספון" ו"נטוויז'ן", כשלב נוסף להרחבת התחרות בתחום, בו פעלו עד כה שלושה בעלי רישיונות בלבד ("בזק בינלאומי", "ברק" ו"קווי זהב"). לפי ההערכות, ההשקעה הנדרשת מכל מפעיל חדש תסתכם בעשרות מיליון ש"ח.

גישה לאינטרנט רחב פס - מאז החלה התחרות בתחום זה, גדל שיעור חדירת האינטרנט המהיר במשקי הבית בקצב מהיר, מכ־2% בשנת 2001 לכ־42% בחודש יולי 2004. הנחת התשתית האמורה מלווה בהשקעות ניכרות מצד חברת "בזק" וחברות הכבלים, המסתכמות עד כה בלמעלה ממיליארד ש"ח.

שידורי הטלוויזיה המסחרית – בהתאם להחלטת הממשלה מס' 2449 מיום 15 באוגוסט 2004, יבחן צוות בין־משרדי מהלך לאיחוד ולשדרוג מערכי ההפצה של שידורי הטלוויזיה והרדיו של רשות השידור ושל הרשות השנייה, למערך הפצה אחד בטכנולוגיה דיגיטלית. בביצוע מהלך האיחוד והשדרוג כרוכה השקעה משמעותית שתתבצע באמצעות זכיין מהמגזר העסקי.

תחום הרדיו – לפי החלטת ממשלה מיום 15 באוגוסט 2004, תורחב התחרות בתחום הרדיו המסחרי באמצעות מתן היתר לבעלי זיכיון לשידורי רדיו אזוריים להתאגד ובאמצעות הענקת רישיונות לשידורי רדיו דיגיטליים בהפצה לוויינית וקרקעית. הרפורמה האמורה צפויה להגדיל את מעורבות המגזר העסקי בתחום הרדיו הארצי ולהרחיב את היקף ההשקעות שלו הן בתחום התשתיות והן בתחום התוכן.

תחום הדואר – בהתאם למדיניות הממשלה ולתיקוני חקיקה שהתקבלו במהלך שנת 2004, החל מחודש ינואר 2006, ייפתח התחום השמור בענף לתחרות, כך שיוענקו לגורמים עסקיים רישיונות לפעול בתחום זה. רפורמה זו צפויה להוביל להשקעה בתשתיות הדואר בישראל, הן מצד הגורמים העסקיים והן מצד חברת הדואר הממשלתית.

תחום השיכון

במחצית השנייה של שנת 1999 ובשלושת הרבעונים הראשונים של שנת 2000 התרחבה הפעילות בענף הבנייה, בעיקר מצד היצע הדיור. עם תחילת המיתון ופרוץ המאורעות הביטחוניים ברבעון האחרון של שנת 2000, חלה ירידה בהיקף הפעילות בענף הבנייה. מגמת ההאטה בפעילות נבעה מירידת הביקוש לדיור ולוותה בירידה בהיצע הדיור. מגמות אלו הביאו לירידה ריאלית במחירי הדיור מאז שנת 2000.

מגמת הירידה בהיצע הדיור, כפי שבאה לידי ביטוי בהיקפי שיווק נמוכים של קרקע לבנייה, בירידת מספר המועסקים ובירידת מספר התחלות וגמר הבנייה למגורים, עלולה לפגוע ביכולת הענף להתאים את היקפי פעילותו למצב של גידול בביקושים.

מדיניות הממשלה בתחום היצע הדיור נועדה ליצור תנאים בהם ניתן יהיה לתת מענה לביקוש לדיור, תוך שמירה על יציבות מחירים. לשם כך, צפוי גם בשנת 2005 קידום של פיתוח תשתיות לבנייה למגורים בשיטת המשק הכספי הסגור; הסדרה של גביית הוצאות הפיתוח; וכן הסדרה של כללי סבסוד התשתיות לבנייה חדשה באזורי עדיפות לאומית. כמו כן, יושם דגש על יצירת מלאי תכנוני זמין לבנייה למגורים.

מדיניות הממשלה בתחום הביקוש לדיור נועדה לסייע למשקי בית חסרי דירה במציאת פתרון דיור, תוך התמקדות באוכלוסיות חלשות. תקציב הסיוע של משרד השיכון נחלק לשלושה מסלולים עיקריים: מתן משכנתאות לרכישת דירה, מענקי השתתפות בשכ"ד והקצאת דירות בשכ"ד מסובסד בדיור הציבורי.

השינויים בתחום זה בשנת 2005 כוללים עידוד התיישבות של עולים חדשים באזורי פריפריה באמצעות מתן תוספת של 50% לסכום הסיוע בשכר הדירה לעולים אשר ישכרו דירה באזורי עדיפות לאומית. כמו כן תבוטל הזכאות להלוואה על בסיס זכאות אישית לזכאים שצברו פחות מ־999 נקודות. צעד זה יפחית את מעורבות הממשלה בשוק המשכנתאות ויעודד פיתוח של שוק משני למשכנתאות. בנוסף תמונה ועדה לבחינת כללי הזכאות לסיוע ברכישת דירה.

משרד התחבורה

הצעת התקציב המיועד לתחומי התחבורה השונים לשנת 2005 מסתכמת בכ־6.8 מיליארד ש"ח, מתוכם כ־382 מיליון ש"ח תקציב רגיל, כ־3,573 מיליון ש"ח תקציב פיתוח (כולל תקציב אחזקת כבישים) וכ־2,862 מיליון ש"ח לתמיכות בתחבורה. סך שיא כוח אדם - 524, עבודה ארעית במונחי משרות - 358, סך תקני כוח אדם - 882.

התקציב הרגיל

הצעת התקציב הרגיל של משרד התחבורה לשנת 2005 מסתכמת בכ־382 מיליון ש"ח, מתוכם כ־291 מיליון ש"ח תקציב נטו, והיתרה - הוצאה מותנית בהכנסה.

תקציב הפיתוח

הצעת תקציב הפיתוח של תשתיות התחבורה היבשתית לשנת 2005 מסתכמת בכ־3.6 מיליארד ש"ח בהוצאה וכן הרשאה להתחייב בסך כ־1.7 מיליארד ש"ח.

ההשקעה בתשתית התחבורה היבשתית נועדה להבטיח נגישות ליעדים השונים (לרבות אזורי פיתוח וקישורים למרכזי התעסוקה בארץ) ולאפשר רמת ניידות מרבית לנוסעים ולמטענים. זו דרושה לפעילות הכלכלית ולמיצוי פוטנציאל הצמיחה של המשק בכל רחבי המדינה.

נוכח חשיבותן של השקעות בתשתיות התחבורה וכחלק מהמדיניות להאצת הצמיחה במשק, החליטה הממשלה להגדיל את תקציב ההשקעה בתשתיות תחבורה ב־500 מיליון ש"ח בהוצאה בכל אחת מן השנים 2004-2007.

פיתוח התחבורה הציבורית

ההצעה לתקציב לפיתוח התחבורה הציבורית ולהסעת המונים לשנת 2005 מסתכמת בכ־662 מיליון ש"ח והרשאה להתחייב בסך כ־346 מיליון ש"ח.

נתיבי התחבורה הציבורית

כ־147 מיליון ש"ח מהתקציב מיועדים לפיתוח נתיבים בלעדיים לתחבורה הציבורית, וזאת במגמה לשפר את מהירות הנסיעה באוטובוסים ולעודד את השימוש בהם בקרב מגזר רחב של האוכלוסייה. במהלך שנת 1999 החל משרד התחבורה ביישום החלטת הממשלה להקמת נתיבים בלעדיים ובהקצאת נתיב שלישי בדרכים בין־עירוניות לתחבורה ציבורית.

בנוסף לכך החליטה הממשלה, בהחלטה מס' 2317 מיום 30 ביולי 2002, להקים ולהפעיל, באמצעות זכיין פרטי, נתיב מהיר בכביש מס' 1 בקטע שממחלף נתב"ג עד למחלף קיבוץ גלויות בתל אביב. הנתיב המהיר נועד לנסיעת כלי רכב ציבוריים וכלי רכב פרטיים רבי תפוסה ללא תשלום אגרה, ולנסיעת כלי רכב פרטיים אחרים בתשלום אגרה. בתחילת שנת 2004 התפרסם מכרז למיון מוקדם במיזם זה, ועד סוף שנת 2004 צפוי להתפרסם המכרז לביצוע המיזם.

מערכות להסעת המונים

כ־515 מיליון ש"ח מהתקציב מיועדים לפיתוח תשתיות של מערכות להסעת המונים הן בירושלים והן במטרופולין תל־אביב. במסגרת זו מבוצעות עבודות פינוי וקידום זמינות בתוואי המערכות.

260 מיליון ש"ח מיועדים למימון פעולות חברת נת"ע ("נתיבי תחבורה עתידיים") לקידום המיזם בתל אביב ולפינויים בתוואי, ו־255 מיליון ש"ח מיועדים למימון עבודת צוות תכנית אב ירושלים ולקידום פיזי של מיזם המערכת להסעת המונים בירושלים. ביולי 2001 התפרסם המכרז המפורט להקמת מיזם הרכבת הקלה בירושלים. בסוף שנת 2002 נחתם הסכם הפעלה עם הזכיין והוא צפוי להתחיל לפעול בסוף שנת 2007. המכרז להקמת מיזם הרכבת הקלה במטרופולין תל אביב התפרסם בשנת 2003, ובשנת 2005 אמורות להתקבל הצעות המתמודדים, וכן אמור להתפרסם הזוכה במכרז. הרכבת הקלה בתל אביב מתוכננת להתחיל לפעול בשנת 2012.

כבישים עירוניים

ההצעה לתקציב הכבישים העירוניים של משרד התחבורה לשנת 2005 מסתכמת בכ־810 מיליון ש"ח והרשאה להתחייב בסך של כ־548 מיליון ש"ח. התקציב מיועד בעיקרו להשתתפות בהשקעה בפיתוח עורקים עירוניים ראשיים.

התקציב בשנת 2005 מיועד ברובו להאצת הקמתם ולהשלמתם של כבישים שביצועם החל בשנים האחרונות, ביניהם נתיבי איילון דרום; נתיבי איילון צפון ומספר מֶחלָפים בתל אביב; דרך הקישון בחיפה; כביש הר הצופים, וכביש מס' 9 בירושלים.

כבישים בין־עירוניים

ההצעה לתקציב הכולל של הכבישים הבין־עירוניים לשנת 2005 (כולל תחזוקת כבישים) מסתכמת בכ־1,565 מיליון ש"ח והרשאה להתחייב בכ־600 מיליון ש"ח.

עוד החליטה הממשלה לקדם מספר מיזמים מרכזיים בשיתוף הסקטור הפרטי בשיטת B.O.T ו־P.F.I. בשנת 2004 פורסם מכרז לביצוע מיזם כביש 431 בשיטת P.F.I – כביש רוחב ממודיעין עד ראשון לציון.

תכנית הפיתוח של רשת הדרכים הבין־עירוניות, שעליה אחראית מע"צ, תתמקד בהמשך קידומם וסיומם של מיזמים, שהקמתם החלה בשנים 1996-2002. מיזמים אלו כוללים מחלפים וגשרים בצמתים עמוסים והוספת נתיבים בכבישים צפופים שבהם רמת השירות אינה מספקת.

בין המיזמים העיקריים באזור המרכז ובירושלים נכללים: כביש מס' 412 – שפירים־יהוד, מערכת מחלפים גנות-השבעה, כביש רוחב 531 (כפר סבא – כביש מס' 6), כביש מס' 471 – מכבית, מחלף מסובים, מחלף שורש, מחלף הזיתים.

בין המיזמים העיקריים באזור הצפון: כביש מס' 752 – חוצה נשר, כביש מס' 60 – העלייה לנצרת, כביש מס' 90 – חוצה קריית שמונה, כביש מס' 90 – צומת מחניים-קריית שמונה, כביש מס' 89 – מעלות-צומת תפן, כביש מס' 77 – צומת המוביל-צומת בית רימון.

בין המיזמים העיקריים באזור הדרום: כביש מס' 35 – צומת ברכיה-צומת פלוגות, הקמת כביש 31 בין רהט לאשל הנשיא.

התקציב מיועד גם לאחזקת כבישים בין־עירוניים. תחזוקת הכבישים תורמת לחיסכון בעלויות התפעול והזמן של המשתמשים בהם ולהפחתת מספרן של תאונות הדרכים. הפעולות העיקריות בתחום התחזוקה הן ריבוד ושיקום המיסעה, שיפור קטעים וצמתים מבחינה בטיחותית, תחזוקת גשרים ומחלפים וכן תחזוקת אמצעי תאורה ותמרורים.

כמו כן, התקציב מיועד לתכנון, קידום זמינות והפקעות ולפיתוח כבישים במגזרי המיעוטים.

כביש חוצה ישראל

הצעת התקציב מקצה סכום של 390 מיליון ש"ח לחברת "כביש חוצה ישראל" במזומן וסכום של 191 מיליון ש"ח בהרשאה להתחייב. סכום זה מיועד להמשך ביצוע קטעים 19-20 (מגדרה עד דרומית לקריית גת); לביצוע מחלף עירון וקידום ביצוע קטע 18 (בין ברקאי לאליקים); לפיקוח על פעולות הזכיין; ולמימון פעולות חברת "כביש חוצה ישראל".

בחודש אוגוסט 2002 נפתח לתנועה הקטע הראשון מנחשונים לצומת אייל, ובינואר 2004 נפתחו לתנועה הקטעים האחרונים מניצני עוז לעירון, ובכך השלימו את פתיחת הכביש כולו לתנועה. הממשלה החליטה על הקמת קטע מס' 18 של כביש חוצה ישראל המשתרע על פני 17 ק"מ בין ברקאי (בכביש מס' 65) לאליקים (בכביש מס' 70). קטע מס' 18 יאפשר לתנועה הבאה מהגליל לפנות לכביש מס' 6 - דרך כביש מס' 70 - למרכז הארץ ובכך תתקצר הדרך לערי המרכז, לירושלים ולדרום. כמו כן הוחלט על הארכת הכביש דרומה - 34 ק"מ כביש המשתרעים מגדרה ועד דרומית לקריית גת - קטעים 19-20.

תמיכות בתחבורה

התמיכה בתחבורה מסתכמת בכ-2.86 מיליארד ש"ח - מהם כ־1.6 מיליארד ש"ח לתחבורה ציבורית באוטובוסים וכ־1.1 מיליארד ש"ח לתשלום סובסידיה לרכבת.

סכום של כ־1,269 מיליון ש"ח מיועד לסובסידיה ישירה להורדת תעריף הנסיעה לנוסע בתחבורה הציבורית (אוטובוסים) ומתוכם: 740 מיליון ש"ח לסובסידיה שוטפת, ו־469 מיליון ש"ח למימון הנחות לקבוצות מסוימות באוכלוסייה (בעיקר לנוער ולאזרחים ותיקים בשיעור של 50%, ולמשפחות מעוטות יכולת בשיעור של 33%). בנוסף לאמור, סכום של כ־342 מיליון ש"ח מיועד לתמיכה ברכישת אוטובוסים לתחבורה הציבורית וסכום של 60 מיליון ש"ח - לאבטחת התחבורה הציבורית.

1.1 מיליארד ש"ח מיועדים לתשלום סובסידיות לחברת הרכבת, במסגרת הסכמים עם החברה.

תמיכות נוספות ניתנות למימון הנחות לטיסות פנים ארציות עבור תושבי הארץ; להובלה יבשתית של מטענים דרך נמל אילת; ולכיסוי גירעון ההפעלה של מסופי גבול יבשתיים.

שינויים מבניים בתחבורה

תחרות בתחבורה הציבורית

בינואר 1997 החליטה הממשלה לפתוח את ענף התחבורה הציבורית לתחרות, באמצעות הקצאת רשיונות להפעלת קווי שירות בהליך תחרותי.

הממשלה, "אגד", "דן" וחברת "שירותי תחבורה ציבורית - באר־שבע" הגיעו להסכמים המסדירים מספר נושאים כספיים ונוהלי עבודה הנגזרים ממהלכי התחרות שמיישמת הממשלה בענף התחבורה הציבורית. בין היתר הוסדרו נושא התחנות המרכזיות; השתתפות "אגד" ו"דן" בתחרות; אופן בחירת הקווים שיוצאו לתחרות; מנגנון התחשבנות לגבי הקווים הללו ועוד.

במהלך שנת 2000 פורסם מכרז להפעלת 5.5% מפעילות "אגד". הוא כלל כ־130 קווים באזורי צפת, נהריה, נתניה, חדרה, רמלה, קריית ספר וקווים בין־עירוניים בין באר שבע לתל אביב. כמו כן פרסם משרד התחבורה מכרז אחר בהיקף של 2.5% נוספים מפעילות "אגד". בחודש יולי 2002 החליף מפעיל פרטי את חברת "דן" בהפעלת 8% מהיקף פעילות החברה באזור בקעת אונו. בשנים 2004-2003 התפרסמו מכרזים בהיקף של כ־8% מפעילות קווי "דן" וכ־5.5% מפעילות "אגד", כמו גם מכרזים להפעלת קווי התחבורה הציבורית בבאר שבע ובאלעד. בשנת 2005 צפויים להתפרסם מכרזים בהיקף של כ־8% מקווי "דן" וכ־5% מקווי "אגד". בעקבות הוצאת הקווים באמצעות המכרזים הייתה ירידה ממוצעת של כ־35% בתעריפי הנסיעה, וכן ניכר שיפור משמעותי ברמת השירות ועלייה ניכרת במספר הנוסעים.

כחלק מהמדיניות לשיפור השירות בתחבורה הציבורית, החליטה הממשלה על הקמת מסלקה לסליקת כרטיסים משותפים ועל הפעלת אוטובוסים איכותיים המיועדים לתיירות בקווים בין־עירוניים של התחבורה הציבורית.

שינויים מבניים להשגת יעדי מדיניות הממשלה בתחום התחבורה האווירית

תשתיות לשינוע מטענים אוויריים

חברת "ממ"ן" מהווה כיום מונופול בתחום ניטול המטענים הלא חקלאיים המובלים בדרך האוויר, ולפיכך יש פיקוח על תעריפיה. בשנת 1997 החליטה הממשלה על פתיחת תחום ניטול המטענים שבנתב"ג לתחרות. בסוף שנת 1999 נחתם הסכם בין הממשלה לרשות שדות התעופה ולחברת "ממ"ן". ההסכם מסדיר, בין היתר, את פתיחת הענף לתחרות. בעקבות זאת פרסמה רשות שדות התעופה מכרז למפעיל נוסף שיקים ויפעיל מסוף מטענים בנתב"ג (מיון מוקדם). בחודש מאי 2002 פורסם המכרז המפורט. למכרז לא הוגשו הצעות, ולאחר מו"מ עם המציעים הפוטנציאליים נחתם הסכם הפעלה בין רשות שדות התעופה לבין מפעיל נוסף. הכנסת מפעיל מטענים נוסף צפויה להביא להשקעות בהיקף של עשרות מליוני ש"ח על ידי הסקטור העסקי, לשיפור ברמת השירות בכל הקשור בניטול מטענים ולהורדת המחירים בגין שירותים אלו.

כמו כן, הוקמה ועדה בין־משרדית, אשר בחנה היתכנות לשינוע מטענים אוויריים מחוץ לגבולות נתב"ג. בחודש יולי 2004 הגישה הוועדה את המלצותיה, לפיהן אכן תתאפשר הקמת מסופי מטען מחוץ לנמל התעופה הן בהיבט המכסי, הן בהיבט הביטחוני והן בהיבט התפעולי.

הפרטת "אל־על"

הגורם המרכזי בענף התעופה הישראלי הוא חברת "אל־על". ממשלת ישראל החליטה להפריט את החברה במטרה להעניק לחברה את הכלים הדרושים כדי לעמוד בתחרות הגוברת בענף ולהתאים עצמה לתנאים העסקיים המשתנים. תהליך ההפרטה היה יסודי ומהיר, ובסוף חודש יוני 2003 הונפקו מניותיה של "אל־על" בבורסה בתל אביב. בעלות הממשלה קטנה בהדרגה החל מ־1 בפברואר 2004 (עד מימוש כל האופציות המוחזקות כיום על ידי הציבור). עם הפרטת "אל־על" הוחלט כי יינתנו אמות מידה להחלטה בדבר הכרזה על חברה ישראלית במקום או בנוסף ל"אל־על" כמוביל נקוב בקווים סדירים נוספים.

פיתוח תשתיות תעופתיות

בשנת 2004 הושלם פיתוח שלב א' של פרוייקט טרמינל 3 (נתב"ג 2000) בהשקעה כוללת של כ־3 מיליארד ש"ח (מחירי 2002). הטרמינל ישרת בשלב הראשון כ־9 מיליון נוסעים מדי שנה, בתנאים טובים בהרבה מאלה הקיימים כיום. בשלב השני, עת יעלה מספר הנוסעים, צפוי להסתיים שלב ב' של הפרוייקט, שיאפשר מעבר של 16 מיליון נוסעים בשנה.

רישוי ורכב

שירותי הוראה לנהגים

במגמה להגביר את התחרות בתחום קורסי החובה לנהגים (קורס לנהיגה נכונה וקורס רענון לנהג חדש) ואת רמת השירות הנהוגה בו, התפרסם מכרז להסמכת גופים נוספים להעברת קורסי הדרכה לנהגים באזור הדרום. גופים אלה החלו בפעילותם במהלך 2002. מכרזים למתן שירות באזור המרכז, בירושלים ובאזור הצפון צפויים להתפרסם בתחילת שנת 2005.

ייבוא כלי־רכב

כדי להסיר חסמים בענף ייבוא הרכב, החליטה הממשלה לבטל את החיוב בקיום יבואן בלעדי; לצמצם מגבלות על רמות מלאי חלפים; לבטל את החיוב להחזיק מוסך שירות מרכזי בבעלות היבואן; ולממש אפשרות הסדרת האחריות הניתנת לרכב ללא הטלת חובה להתקשר עם היצרן לשם כך. כמו כן החליטה הממשלה להתיר ייבוא חופשי של צמיגים העומדים בתקן, מבלי להתנות זאת בקיום קשר ישיר בין היבואן ליצרן. כיום נערכת הממשלה לביצוע שלב ב' של הליך פתיחת הענף לתחרות, לפיו יבוטל הצורך בקשר ישיר בין היבואן ליצרן, ובכך תגדל התחרות בין יבואני רכב שונים.

רפורמה בתחום שירותי הרישוי

רשות הרישוי במשרד התחבורה מספקת כיום מגוון רחב של שירותים לציבור. בשנת 2002 פורסם מכרז להפעלת שירותי מענה קולי. השירות מספק מענה טלפוני לאזרח, ובכך משפר בצורה משמעותית את השירות הניתן לציבור. כמו כן, משרד התחבורה נערך לפרסם מכרז למתן שירותי רישוי שונים לאזרח (כגון תשלום אגרות, שינוי פרטי רישיון וכד') על ידי גורמים פרטיים במקום משרדי הרישוי.

תקינת כלי רכב

הממשלה החליטה לאמץ את תקינת כלי הרכב האירופאית והאמריקנית בישראל. יישום החלטה זו צפוי להקל על ייבוא אישי של כלי רכב ולהוזיל עלויות של כלי רכב בישראל, שכיום נדרשים לעמוד בתקנים ייחודיים המחייבים התאמות ספציפיות בייצור והמייקרים את העלויות.

שינויים מבניים בתחום פיתוח התשתית התחבורתית

פיתוח תשתית הרכבות

רכבת ישראל מוזגה בשנת 1988 עם רשות הנמלים, ועל הרשות הוטלו משימות הכרוכות בתפעול, בפיתוח ובמימון הפעילות הרכבתית. החל ממחצית שנות התשעים התחילה הממשלה לממן את תכניות הפיתוח של הרכבת וכמו כן לשאת בנטל הסבסוד השוטף של פעילותה. בעקבות כך הואצה הפעילות המסילתית, הן בהיבטים של פיתוח והן בהיקפי הפעילות.

בדצמבר 1996 החליטה הממשלה על הפרדת הרכבת מרשות הנמלים והרכבות ועל הקמת חברת רכבת ממשלתית. מהלך זה נועד לאפשר את השגת מדיניות הממשלה להרחבת ההשקעות בתחום התחבורה המסילתית, באמצעות חברת רכבת המתנהלת באופן עצמאי, כדי לאפשר פיתוח מואץ של התשתית המסילתית. בחודש אוגוסט 1997 החליטה הממשלה על תיקון חקיקה שיסדיר את הפרדת הרכבת מרשות הנמלים והרכבות. הממשלה החליטה בהחלטה מס' 2308 מיום 30 ביולי 2002, להטיל על שר התחבורה ועל שר האוצר להגיש תיקון חקיקה שיסדיר את העברת פעילות הרכבת מרשות הנמלים והרכבות לחברה ממשלתית. במסגרת זו, בין היתר, תבוטלנה כל סמכויות רשות הנמלים והרכבות בענייני ההקמה וההפעלה של מסילות הברזל והרכבות. חוק רשות הנמלים והרכבת (תיקון מס' 11), התשס"ג-2002, שהתקבל בכנסת ביום 29 בדצמבר 2002 יצר מסגרת חקיקתית למהלך האמור.

כיום, חברת "רכבת ישראל בע"מ" היא חברה ממשלתית בבעלות מלאה של המדינה, ומטרתה - הקמה ותפעול של רכבות בישראל. בין החברה לבין הממשלה הוסכם כי במהלך התקופה שבין 1 בינואר 2003 ל־31 בדצמבר 2008 תשקיע החברה סכום בהיקף של 20 מיליארד ש"ח בפיתוח רשת

הרכבות. הממשלה מצידה תשקיע כספים בהון המניות של החברה, על מנת לאפשר לה ליישם את ההשקעות האמורות.

מסגרת המקורות שיעמדו לרשות חברת "רכבת ישראל בע"מ" למימוש תכנית הפיתוח תבוצע בחלקה בדרך של השקעה בהון חברת הרכבת, בחלקה במסגרת של הלוואה ממשלתית לחברה, ובחלקה - בדרך של גיוס הון חיצוני, כמפורט להלן:

- סך של 11.1 מיליארד ש"ח כנגד הנפקת הון מניות למדינה על ידי החברה.
- סך של 2.4 מיליארד ש"ח כהלוואות לחברה.
- סובסידיה הונית לצורך פירעון הלוואות שתיטול החברה בתקופת ההסכם.

בתקופת ההסכם תגייס החברה הלוואות בסך של 6.5 מיליארד ש"ח.

שינוי מבני בנמלים

נמלי הים המסחריים בישראל מופעלים על ידי רשות הנמלים, שהיא תאגיד סטטוטורי אשר הוקם על פי חוק בשנת 1961. הרשות ממונה על כל ההיבטים המרכזיים בפעילות הנמלים: מימון ופיתוח הנמלים, גיוס כוח אדם ומדיניות השכר, תעריפים המשולמים על ידי הלקוחות, פעילויות מסחריות והיבטים נוספים.

המבנה הריכוזי ותהליך קבלת ההחלטות הובילו לכך שלנמלים אין עצמאות, הן מבחינה כלכלית והן מבחינה מסחרית, ולכן לא קיימת תחרות ממשית בין הנמלים השונים. להיעדר התחרות בין הנמלים השלכות שליליות כבדות על המשק בכלל ועל סחר החוץ הישראלי בפרט. בין ההשלכות השליליות ניתן לציין את העלויות הגבוהות המתבטאות בתעריפים גבוהים המשולמים על ידי המשתמשים; תפוקות נמוכות ביחס לנמלים אחרים; ניצול נמוך ולא יעיל של התשתיות; המתנת אניות; ושיבושים תכופים בפעילות הנמלים.

ארגון הפעילות בנמלים במסגרת רשות מרכזית נעשה במבנה ארגוני שאינו מקובל עוד בעולם. בעשור האחרון נעשו שינויים מבניים ברבים מהנמלים בעולם, שינויים שעיקרם מתן עצמאות כלכלית ומסחרית לכל נמל. שינויים אלה הביאו לעלייה ניכרת בתפוקות; לירידה משמעותית בעלויות למשתמשים; ולשיפור ניכר ברמת השירות.

ב־15 בספטמבר 2003 קיבלה ממשלת ישראל החלטה על שינוי מבני בנמלים ועיקריה הם: הפיכת הנמלים השונים לחברות ממשלתיות עצמאיות; הקמת חברה ממשלתית לנכסים, שתחכיר את הנכסים

לחברות הנמלים השונות ותהיה אחראית לפיתוח עתידי של הנמלים; הקמת רשות נמלים וספנות ממשלתית בתוך משרד התחבורה, שתופקד על תכנון ארוך טווח של ענף הנמלים ותפעל כרגולטור להסדרת פעילות יעילה ותחרותית של הנמלים.

חברות הנמלים השונות תְּתַפעלנה את הנמלים בעצמאות מלאה, וכן תהיינה רשאיות לקבוע את תעריפי השירותים השונים למשתמשים (זאת בכפוף למחירים מרביים שייקבעו על ידי הממשלה). במודל המוצע יהיו לחברות הנמלים השונות תמריצים מובנים להגדלת הפעילות, הן מול שאר הנמלים בישראל והן בתחרות מול הנמלים באזור, מחוץ לישראל. במסגרת השינוי המבני ייערך גם שינוי במבנה התעריפים של הנמלים, כך שהתעריפים יהיו תעריפי מקסימום, המבוססים על תמחיר עלות השירותים.

חוק רשות הספנות והנמלים, התשס"ד-2004, מיום 16 באוקטובר 2003 עבר בכנסת בקריאה ראשונה. במקביל, ולאחר פרוץ סכסוך עבודה קשה ברשות הנמלים, החל משא ומתן בין הממשלה והנהלת רשות הנמלים לבין ההסתדרות וועדי עובדי הנמלים, במטרה לוודא כי יישום הרפורמה והמעבר למבנה החברות החדש לא יפגע בזכויות העובדים. עוד סוכם כי על מנת למצות את המשא ומתן עם נציגי העובדים, לפרק זמן מוגבל לא יהיה המשך של הליך החקיקה בכנסת.

המשא ומתן, כאמור, התנהל במהלך שנת 2004 וטרם הגיע לידי הסכמות. המשא ומתן, שנוהל בחלקו הגדול תחת חסותו של בית הדין לעבודה, לווה בסכסוכי עבודה קשים ובהיעדר התקדמות משמעותית. על רקע זה, ובהסתמך על החלטת בית הדין לעבודה, הוחלט על המשך הליך החקיקה בכנסת ועל מימוש הרפורמה בנמלים. בהמשך לכך הושלם הליך החקיקה, וחוק רשות הנמלים והספנות פורסם ברשומות ביום 22 ביולי 2004. ראוי לציין כי במסגרת חוק הרשות החדש, הקובע את המבנה המשפטי החדש של הנמלים וחברת הנכסים, נקבע בין היתר כי זכויות העובדים יישמרו במלואן. עוד נקבע כי החוק ייכנס לתוקף בצו שיקבעו השרים או הממשלה, לא יאוחר מ־210 מיום פרסום החוק, וזאת במטרה לאפשר פרק זמן נוסף לניהול משא ומתן עם נציגי העובדים לגבי זכויותיהם.

לאור האמור לעיל, ולכל המאוחר החל משנת 2005, צפוי משק הנמלים בישראל להתחיל לפעול במסגרת מבנה תחרותי, כמקובל ברוב מדינות העולם. עיקר התחרות צפויה להתפתח בין נמל חיפה לנמל אשדוד, בעיקר לגבי מטענים שייעודם או מוצאם ממרכז הארץ.

מע"צ

בהחלטת ממשלה מס' 779 מיום 15 בספטמבר 2003, נקבע כי יש לסגור את מע"צ על מחוזותיה עד ליום 31 בדצמבר 2003. פעילותה של מע"צ תועבר לחברה ממשלתית חדשה בבעלות מלאה של המדינה. החברה תפעל במתכונת של חברת ניהול, והיא תעסוק בתכנון, פיתוח, הקמה ותחזוקה של דרכים בין־עירוניות, בדרך של מקור חוץ.

יצוין כי החלטה זו של הממשלה באה בעקבות עבודתו של צוות בין־משרדי בהשתתפות נציגי משרד האוצר ומשרד התחבורה. מסקנות הצוות היו, בין היתר, כי המבנה הארגוני של יחידת הסמך אינו מאפשר לבצע את פעילות הפיתוח והתחזוקה של רשת הדרכים הבין־עירונית באופן יעיל, בעיקר בתנאי השוק הקיימים. מסקנה נוספת הייתה שיש מקום לבצע שינוי בדרך פעולתה של מע"צ, באופן שזו תשמש כיחידת מטה בלבד ותפקח על ביצוע העבודות השונות בידי גורמי חוץ.

ביום 5 בנובמבר 2003 נרשמה חברת מע"צ - "החברה הלאומית לדרכים ותשתיות תחבורה בישראל בע"מ" ברשם החברות כחברה ממשלתית בבעלות מלאה של הממשלה.

ביום 15 ביולי 2004 נחתם הסכם תפעול ומימון בין מדינת ישראל לבין מע"צ - "החברה הלאומית לדרכים ותשתיות תחבורה בישראל בע"מ". הסכם זה מיישם את החלטת הממשלה ומבטא את ההסכמות בין הממשלה לבין החברה בעניין תפקידי החברה, התחייבויותיה ואופן פעילותה, ובעניין השקעת הממשלה בחברה והמימון שתיתן הממשלה לחברה בתקופת ההסכם (בשנים 2005–2009), לצורך פיתוח רשת הכבישים הבין־עירונית, בהתאם לתכנית פיתוח שתיקבע. בנוסף לכך, ההסכם מסדיר את פעילות החברה החל מ־15 ביולי 2004 עד 1 בינואר 2005.

בהתאם להסכם זה, הממשלה תעמיד לחברה מסגרת תקציבית כוללת בתקופת ההסכם לצורך מימון, יישום וביצוע פיתוח כבישים בין־עירוניים ואחזקתם ולצורך מימון הפעילות השוטפת של החברה.

ביום 18 באוגוסט 2004, נחתם הסכם להעברת נכסים ופעילות בין מדינת ישראל לבין מע"צ - "החברה הלאומית לדרכים ותשתיות תחבורה בישראל בע"מ". הסכם זה מסדיר את העקרונות להעברת פעילות מע"צ ונכסי מע"צ לחברה, כמתחייב מהחלטת הממשלה המתוארת לעיל.

הסכם המסדיר את נושא מקרקעי הדרכים צפוי להיחתם עד סוף שנת 2004.

משרד התקשורת

הצעת תקציב משרד התקשורת לשנת 2005 מסתכמת בכ־49 מיליון ש"ח. סך שיא כוח אדם – 90, עבודה ארעית במונחי משרות – 57, סך תקני כוח אדם – 147.

ענף התקשורת הוא אחד הגורמים המשפיעים ביותר על כלכלת המשקים המערביים בשנים האחרונות. תשתית תקשורת מתקדמת ושירותי תקשורת מגוונים בפריסה גיאוגרפית רחבה הם תנאי הכרחי להבטחת כושר התחרות של המשק הישראלי בעולם ולשיפור רמת הרווחה של תושבי המדינה. ענף התקשורת מהווה כ־6% מהתוצר, ומשקלו במדד המחירים לצרכן מסתכם בכ־3.6%.

למרות המשבר הכלכלי במדינת ישראל, המשיך ענף התקשורת לצמוח גם בשנתיים האחרונות, אם כי בשיעורים נמוכים מבעבר: כ־3% בשנת 2002 וכ־5% בשנת 2003. המנועים העיקריים לצמיחת הענף הם תחום הסלולר, תחום האינטרנט ותחום השידורים הרב־ערוציים. על רקע שיעור הצמיחה של המשק כולו בשנים אלו (צמיחה שלילית בשיעור של כ־1% בשנת 2002 וצמיחה חיובית של כ־1% בשנת 2003) מהווה צמיחת הענף עדות לחוסנו ולהשפעתו החיובית על צמיחת המשק בכללותו.

משרד התקשורת

משרד התקשורת משמש גוף מטה האחראי להסדרת הענף ולפיקוח על החברות הפועלות בו. המשרד אחראי ליישום מדיניות התקשורת של הממשלה ולקביעת כללי הפעולה המתאימים בתחומים השונים של הענף, בהתאם לשינויים התכופים החלים בו. מאחר שבאופיו הוא משרד מטה, מיועד רוב תקציבו למימון שכר, להוצאות תפעול שוטפות, לרכישת שירותי ייעוץ, לעריכת מחקרים וסקרים ולרכישת ציוד המייעל ומשפר את יכולת הפעולה והפיקוח של המשרד.

בשנת 2005, משרד התקשורת מתכוון להפנות משאבים ולפעול לפתיחת שוק התקשורת הפנים ארצי לתחרות, לפעול לפתרון כשלי שוק ולהרחבת התחרות בתחום הרט"ן (רדיו טלפון נייד), לפעול להמשך התבססות התחרות בתחום שידורי הטלוויזיה הרב ערוציים ובתחום שידורי הטלוויזיה המסחריים, לקדם את תחילת התחרות בתחום שידורי הרדיו הארצי, לפעול לייעול השימוש בספקטרום האלקטרומגנטי, ולהסדיר כללי תחרות ומודל תעריפים בתחום הדואר, בד בבד עם הפיכת רשות הדואר לחברה ממשלתית.

תחום הבזק

במסגרת קידום התחרות בתחום שירותי הבזק הנייחים, בכוונת המשרד לאפשר ולעודד את המשך כניסתן של חברות הטלוויזיה בכבלים לתחרות בתחום הבזק הנייח. בשנת 2003 הוענק לשותפות המפ"א (מפעיל פנים ארצי) של חברות הכבלים ("הוט", "טלקום") רישיון לאספקת שירותי טלפוניה, לפיו החברה מחויבת להתחיל את אספקת שירות הטלפוניה המסחרי לא יאוחר מחודש דצמבר 2004.

במסגרת התכנית הכלכלית לשנת 2003, תוקן חוק התקשורת, באופן המסמיך את שר התקשורת להעניק רישיון כללי ייחודי (ללא חובת אזורי ביקוש), החל מספטמבר 2004. התיקון יאפשר לגורמים חדשים כניסה לתחום התקשורת הנייחת החל מהמועד האמור. במהלך 2004 הותקנו התקנות המסדירות הליכים ותנאים להענקת רישיון כללי ייחודי והושלם נוסח הרישיון. כמו כן הותקנו תקנות המסדירות את קישורי הגומלין בין כל בעלי הרישיונות בתחום המפ"א, לרבות קישורי הגומלין בין מפ"א ייחודי לבין חברת "בזק". לאחר שיוגשו בקשות לקבלת רישיון כללי ייחודי, יפעל המשרד להענקת רישיונות כאמור.

במהלך השנה הקרובה, ובהתאם להחלטות הממשלה מיום 15 באוגוסט 2004, יטפל המשרד בסוגיות נוספות בתחום, במטרה לתמוך במדיניות הממשלה להגברת התחרות. בין הסוגיות שיטופלו - יישום ניידות מספרים וגיבוש מודל תעריפים מתאים, וכן מתן אפשרות לעשות שימוש בתשתיות קיימות מתחומים אחרים לצורכי מתן שירותי תקשורת (כגון: תמסורת פנים ארצית, שירותי אחסון אתרי תקשורת ושירות גישה רחבת פס לאינטרנט).

במסגרת פתיחת תחום הבזק לתחרות, החליטה הממשלה בחודש יולי 2004 להמשיך בתהליך מכירת אחזקותיה בחברת "בזק", המסתכמות כיום בכ־46.4%, על ידי מכירה של כ־30% מהון המניות של החברה, עם אופציה לרכישה של 10% נוספים.

תחום הסלולר

בתחום התקשורת הניידת צפוי כי תדרי הדור השני והשלישי יאפשרו את המשך צמיחתו של תחום הרט"ן, את הגידול במספר המנויים ואת האצת פיתוחם של שירותי דור שלישי מתקדמים לצרכנים. בימים אלו מתבצעת השקת שירותי דור שלישי מתקדמים, המאפשרים למנוי לקיים שיחות וידאו, לגלוש באופן מהיר באינטרנט, להוריד תכנים מגוונים, לקבל עדכוני תנועה ועוד.

סוגיה מרכזית בתחום הרט"ן הינה השלמת בחינת תעריפי קישור גומלין להשלמת שיחה ברשת הרט"ן (CPP). לאחר שקיבלו חוות דעת בנושא מחברת הייעוץ "אנלסיס" ומהצוות הבין־משרדי, שוקלים שר התקשורת ושר האוצר להפחית את תעריף השלמת השיחה בכ־66% (מכ־45 אג' לדקה לכ־14 אג'

לדקה, ללא מע"מ) וכן להפחית את תעריפי השלמת הודעת SMS בלמעלה מ־95% באופן מדורג, עד לתחילת שנת 2006.

סוגיה צרכנית חשובה נוספת אשר תטופל במהלך השנה הקרובה בהתאם להחלטת הממשלה (החלטה מספר 2432 מיום 15 באוגוסט 2004), עניינה ניידות מספרים. לפי ההחלטה האמורה, לא יאוחר מיום 1 בפברואר 2006, תתאפשר ניידות מספרים במסגרת תחום שירותי הרט"ן, כך שתינתן האפשרות לכל מנוי, על פי בקשתו, לשמור על מספר הטלפון שהוקצה לו על ידי מפעיל רט"ן מסוים גם בעת המעבר למפעיל רט"ן אחר. לצורך המהלך יקבעו שר התקשורת ושר האוצר מודל תעריפים בתחום, תוך שמירה על עקרון שקיפות התעריפים ואי הטעיית הצרכן.

סוגיות נוספות בהן יטפל המשרד במהלך שנת 2005, בהתאם להחלטות הממשלה האמורות, עניינן ביצוע מהלך של ליברליזציה לעניין הליך מתן אישור סוג להפעלת ציוד קצה רט"ן, והקטנת עלויות השימוש בטלפון סלולרי בעת שהות המנוי בחו"ל (עלויות נדידה).

תחום התקשורת הבינלאומית

החל מחודש מאי 2004, בהתבסס על המלצת ועדת קרול ועל החלטת ממשלה בנושא, הוענקו שלושה רישיונות נוספים לאספקת שירותי תקשורת בינלאומיים לחברות "אינטרנט זהב", "אקספון" ו"נטויז'ן". הדבר נעשה כשלב נוסף להרחבת התחרות בתחום שבו פעלו עד כה שלושה בעלי רישיון בלבד: "בזק בינלאומי", "ברק" ו"קווי זהב". כניסתה של חברת "אינטרנט זהב" לתחום, במהלך חודש אוגוסט 2004, הביאה להאצת התחרות, תוך הצעת תעריפים אטרקטיביים ומופחתים לציבור, בדגש על משקי הבית.

התחרות בתחום שירותי האינטרנט

בחודש מארס 2002 העניק שר התקשורת רשיונות מפ"א לחברות הכבלים, ובכך ניתן האות להפיכת תשתית חברות הכבלים לתשתית מתחרה בתשתית חברת "בזק" ולפתיחת התחרות על תשתיות הגישה רחבת הפס לאינטרנט. מאז החלה התחרות בתחום זה, גדל שיעור חדירת האינטרנט המהיר למשקי הבית בישראל מכ־2% בשנת 2001 לכ־42% בחודש יולי 2004. כיום, מספר המנויים עומד על כ־860,000, מתוכם כ־65% מנויים בחברת "בזק" וכ־35% מנויים בחברות הכבלים.

תחום השידורים הרב־ערוציים למנויים

על מנת לפתח תחרות בתחום שנשלט עד שנת 2000 על ידי מונופול הכבלים, החליטה הממשלה להעניק רישיונות לשידורי טלוויזיה ממוענים באמצעות לוויין (DBS). בהתאם לכך החלה חברת הלוויין "yes" לפעול בחודש יולי 2000.

בשנים 2002 ו־2003, החלו בשידוריהם שני ערוצים ייעודיים מתוך החמישה שעליהם החליטה הממשלה - הערוץ הייעודי בשפה הרוסית וערוץ המוזיקה. הערוץ בשפה הערבית צפוי לקבל את רישיונו בחודש ספטמבר 2004 ולהתחיל בשידוריו במהלך 2005; לקראת סוף שנת 2004 יפורסם מכרז לגבי ערוץ מורשת; לערוץ החדשות נשלל הרישיון במהלך שנת 2004.

במהלך שנת 2004 החלו בשידוריהם שני ערוצים בעלי רישיונות מיוחדים - ערוץ טבע הדברים וערוץ קליקה, וכן ערוץ הכנסת המחודש, המצוי גם הוא תחת פיקוחה של המועצה לשידורי כבלים ולוויין. בעל רישיון מיוחד נוסף - ערוץ ההיסטוריה הישראלי - צפוי להתחיל בשידוריו לקראת סוף שנת 2004.

תחום שידורי הטלוויזיה המסחרית

על מנת לקדם תחרות בתחום השידורים המסחריים, שבו פעל עד שנת 2002 גורם יחיד כמונופול, התפרסם מכרז לערוץ מסחרי נוסף, ובתחילת שנת 2002 החל הערוץ החדש (ערוץ 10) בשידוריו. במהלך שנת 2003, נקלע הערוץ החדש למשבר, ובעקבותיו מינתה הממשלה ועדה בין־משרדית. המלצותיה לשינוי כללי הרגולציה בתחום ולהמשך הסדרת התחום באמצעות זיכיונות, בד בבד עם פרסום מכרז להפעלת הערוץ השני (החל מחודש נובמבר 2005), אומצו ע"י הממשלה והכנסת. בחודש ספטמבר 2004, צפוי להתפרסם המכרז להפעלת הערוץ השני על ידי שני זכיינים בלבד.

במהלך השנה הקרובה ובהתאם להחלטת הממשלה מס' 2449 מיום 15 באוגוסט 2004 יבחן צוות בין־משרדי מהלך לאיחוד מערכי ההפצה של שידורי הטלוויזיה והרדיו של רשות השידור ושל הרשות השנייה למערך הפצה אחד בטכנולוגיה דיגיטלית.

תחום הרדיו האזורי

תחום שידורי הרדיו הארציים בישראל נשלט על ידי שני גופים ממלכתיים - רשות השידור וגלי צה"ל, המפעילים את כל תחנות הרדיו הארציות במדינת ישראל. בתחום הרדיו האזורי פועלות 12 תחנות במסגרת זיכיונות לשידורים אזוריים שהוענקו מכוח חוק הרשות השנייה לטלוויזיה ורדיו.

על מנת לקדם תחילת תחרות מצד גורמים מסחריים עסקיים בתחום הרדיו הארצי, החליטה הממשלה בהחלטה מספר 2433 מיום 15 באוגוסט 2004, להרחיב את התחרות בתחום שידורי הרדיו הארציים - מסחריים, באמצעות שני צעדים משולבים: מתן אפשרות למספר בעלי זיכיון לשידורי רדיו אזוריים אנלוגיים להתאגד לתאגיד אחד, החל מיום 1 במארס 2005, והסדרת התשתית להענקת רישיונות לשידורי רדיו דיגיטליים, הן באמצעות הפצה לוויינית (לא יאוחר מיום 1 במארס 2005) והן באמצעות הפצה טריסטריאלית (לא יאוחר מיום 31 בדצמבר 2005).

תחום הדואר

מדיניות הממשלה בענף היא לאפשר תחרות במתן שירותים בתחום הדואר, תוך שמירה על המשך יכולתה של רשות הדואר לספק שירותים בפריסה כלל ארצית (השירות האוניברסלי). כחלק ממדיניות זו הותר במהלך שנת 2003 לגופים אחרים, בנוסף לרשות הדואר, לפעול בתחומים מסויימים בענף, כגון: דואר שליחים, דואר מהיר, דואר רשום ודואר בין־לאומי.

בהחלטה מספר 788 מיום 15 בספטמבר 2003, קבעה הממשלה מתווה להמשך פתיחת השוק לתחרות: תחום הדואר ייפתח לתחרות באופן הדרגתי ומבוקר, ורשות הדואר תחדל לפעול כתאגיד סטטוטורי ותהפוך לחברה ממשלתית.

בעקבות החלטה זו, מיושם בשנה האחרונה מהלך שיעצב מחדש את ענף שירותי הדואר בישראל ויצור תנאים להתפתחותו. על פי התיקון לחוק רשות הדואר שהתקבל בחודש יולי 2004, ייפתח "התחום השמור" לתחרות הדרגתית במהלך השנים הקרובות, החל מחודש ינואר 2006, תוך הבטחת המשך קיומו של השירות האוניברסלי.

לאור ההחלטה על פתיחה מדורגת של התחום לתחרות, החליטה הממשלה כי רשות הדואר תחדל מלהתקיים כתאגיד סטטוטורי, וכי כל פעילותה תועבר לחברה ממשלתית שתוקם לצורך כך. ההליכים הקשורים בהקמת חברת הדואר נמצאים בעיצומם, וההערכה היא כי במהלך החודשים הקרובים תתחיל פעילותה של החברה.

בנק הדואר - בנק הדואר הוא גוף בנקאי של המדינה, הפועל במסגרת משרד התקשורת ופעילותו נשענת על חוק בנק הדואר. הבנק מקיים את שירותיו באמצעות רשות הדואר, ויחסיהם מוסדרים בהסכם תפעול. לפי החלטת ממשלה מס' 788 מיום 15 בספטמבר 2003, עם הקמת חברת הדואר הממשלתית יבוטל קיומו הסטטוטורי של בנק הדואר ופעילותו תמוזג עם פעילות חברת הדואר שתוקם. בחודש יולי 2004 קיבלה הכנסת תיקון חקיקה המסדיר זאת.

משרד התשתיות הלאומיות

הצעת תקציב משרד התשתיות הלאומיות ומשק המים לשנת 2005 מסתכמת בכ־1,776 מליון ש"ח, מזה משרד התשתיות הלאומיות (סעיף 34) כ־161 מליון ש"ח, פיתוח משק המים (סעיף 73) כ־666 מליון ש"ח, תאגידים עירוניים למים וביוב (סעיף 58) כ־75 מיליון ש"ח, תמיכות במחירי המים (סעיף 32) כ־767 מיליון ש"ח והוצאות משק הדלק (סעיף 32) כ־95 מיליון ש"ח. סך שיא כוח אדם – 261, עבודה ארעית במונחי משרות – 140, סך תקני כוח אדם – 401.

משרד התשתיות הלאומיות אחראי על נושאי האנרגיה, משאבי הטבע ומשק המים.

נושאים מרכזיים בתחום האנרגיה

משק החשמל

מבנה ענפי תומך תחרות - בהתאם להחלטת הממשלה מספר 125, מיום 22 באוגוסט 1999, יש לפעול ליישום השינוי המבני במשק החשמל וזאת במטרה ליצור תנאים להתפתחותה של תחרות לטובת כלל הצרכנים. לשם גיבוש הצעה מפורטת של הצעדים הנדרשים לביצוע השינוי המבני, הוקמה ועדה בין־משרדית בהשתתפות נציגי משרד התשתיות הלאומיות, משרד האוצר, משרד המשפטים ורשות החברות הממשלתיות.

בחודש מארס 2003 הוגשו לשר האוצר ולשר התשתיות הלאומיות המלצות הוועדה לשינוי מבני במשק החשמל. עיקרי ההמלצות הם: יצירת מבנה תחרותי מבוזר שמטרתו להבטיח אספקת חשמל זמינה, אמינה ויעילה. במבנה היעד תיושם הפרדה בין המקטעים הפועלים כיום כמונופול אנכי - ייצור, הולכה, חלוקה ואספקה. מקטע הייצור יפוצל למספר חברות ויפעל בתחרות. במקטע ההולכה יפעל מונופול טבעי מפוקח ומקטע החלוקה יפוצל למספר חברות אזוריות. במבנה היעד יפעל מנגנון למסחר במקטעים התחרותיים. התכנון והסדרת משק החשמל ייעשו על ידי גוף בלתי תלוי.

במהלך 2003, בעקבות המלצות הוועדה הבין־משרדית לשינויים מבניים במשק החשמל, אושר תיקון לחוק משק החשמל, אשר לפיו תופרדנה פעילויות חברת החשמל במקטעים השונים: ייצור, הולכה וחלוקה. בהתאם לתיקון החוק, לא יוכל בעל רישיון ייצור או חלוקה להחזיק ברישיון הולכה; לא יוכל אדם להחזיק למעלה מ־30% מהיקף כושר הייצור במשק; וכן לא יוכל אדם להחזיק למעלה מ־20% מהיקף החלוקה במשק.

בסוף שנת 2003 מינו שר האוצר ושר התשתיות הלאומיות ועדה בראשות מנכ"ל משרד האוצר ומנכ"ל

משרד התשתיות הלאומיות, על מנת שתגיש המלצות בדבר אופן יישום השינוי המבני בהתאם לחוק משק החשמל.

בתאריך 15 באוגוסט 2004 קיבלה הממשלה החלטה (מס' 2429) בדבר יישום השינוי המבני במשק החשמל. במסגרת החלטה זו הטילה הממשלה על הוועדה להגיש המלצותיה עד לסוף שנת 2004. כמו כן הטילה הממשלה על שר האוצר ושר התשתיות הלאומיות לפעול בהתאם לסמכותם לפי כל דין לביצוע המלצות הוועדה. בנוסף, ובהתאם לסעיף 6 (ז) לחוק משק החשמל, אשר מגביל מתן רישיון ייצור לגורמים המחזיקים ברישיונות במשק החשמל, הטילה הממשלה על מנהל רשות החברות הממשלתיות, בכפוף לחוות דעתו של היועץ המשפטי לממשלה, להעלות על סדר יומו של דירקטוריון חברת החשמל את תיאגודן של יחידות ייצור חדשות במסגרת של חברות בת. אם לא תפעל חברת החשמל ליישום השינוי המבני עד סוף חודש מארס 2005, תוכל רשות החברות הממשלתיות להגיש לוועדת השרים לענייני הפרטה הצעת החלטה ליישום השינוי המבני.

יצרנים פרטיים - בשנת 2005 ימשיך משרד התשתיות הלאומיות לפעול לקידום כניסת ייצור חשמל פרטי באמצעות כללים בתחנות כוח גדולות, כגון תחנת הכוח של קבוצת "דוראד", הצפויה להתחיל לפעול בשנת 2007 באתר קצא"א באשקלון, בהספק מותקן של כ־800 מגוואט, ותחנות כוח נוספות, חלקן בטכנולוגיה של שילוב כוח וחום (קוגנרציה).

בתוך כך הושלמה בשנת 2004 עבודת הצוות לקידום עידוד ייצור חשמל באנרגיות מתחדשות. המלצות הצוות התמקדו בעידוד הייצור באמצעות מתן פרמיה בתעריך ייצור החשמל, אשר תשקף את החיסכון בעלויות חיצוניות הכרוכות בזיהום הסביבה ואת החיסכון בתשתיות הולכה המתאפשר הודות לביזור הייצור. הרשות לשירותים ציבוריים - חשמל פרסמה בשנת 2004 לוח תעריפים ברוח המלצות הצוות.

על מנת לקדם כניסת ייצור פרטי כאמור, פרסם משרד התשתיות הלאומיות טיוטת כללים לכניסה של יצרנים פרטיים למשק החשמל. בהתאם להחלטת הממשלה מס' 2429 מיום 15 באוגוסט 2004, פרסום הכללים צפוי עד לחודש אוקטובר 2004.

בנוסף לכך, צפויה להתקבל בשנת 2004, החלטה בעניין הזוכה במכרז להקמת יחידת ייצור בטכנולוגיית מחזור משולב בהיקף של כ- 370 מגוואט באתר מישור רותם.

רגולציה במשק החשמל - בהתאם להחלטת הממשלה מס' 2438 מיום 15 באוגוסט 2004, יש לתקן את חוק משק החשמל באופן שבו סמכויות הרגולציה במשק החשמל תרוכזנה ברשות לשירותים ציבוריים - חשמל. בהתאם להחלטה זו ימשיך שר התשתיות הלאומיות לקבוע הוראות מדיניות במשק החשמל. רישיונות לפועלים במשק החשמל יינתנו ע"י הרשות, ויהיו טעונים אישור שר התשתיות הלאומיות.

מקטע החלוקה של חשמל - בהתאם להחלטות הממשלה מספר 4156, מיום 12 באוגוסט 1998, ומספר

125 מיום 22 באוגוסט 1999, יפעל משרד התשתיות הלאומיות לשילוב המגזר העסקי במקטע החלוקה במשק החשמל, תוך הסדרת הפעילות האמורה בהתאם לחוק משק החשמל, ובכלל זה הגדרת יחסי הגומלין בין הגורמים שיפעלו בתחום, לרבות יחסי הגומלין עם חברות הייצור וחברת ההולכה, ותנאי פעילותם ושירותי החלוקה וההספקה שיינתנו לצרכנים. בהתאם לכך צפוי משרד התשתיות הלאומיות לפרסם כללים לכניסת חברות חלוקה פרטיות למשק החשמל.

משק הדלק

בשנת 2005 יתמקד המשרד ביישום שינויים מבניים במשק הדלק ובהשלמת מספר מהלכים הקשורים להסדרת משק הדלק והגופים הפועלים כלהלן:

ענף הזיקוק - בהתאם להחלטת הממשלה מספר 787 מיום 15 בספטמבר 2003 הוקם צוות בין־משרדי, אשר בחן את מכלול הסוגיות הכרוכות בפיצול בתי הזיקוק, לרבות ההסכם עם החברה לישראל ובז"ן, והגיש המלצות בנוגע לדרך המתאימה לביצוע הפיצול וההפרטה. בעקבות המלצות הצוות קיבלה הממשלה החלטה על פיצול והפרטת בתי הזיקוק בשנים 2004–2005 (החלטה חכ/107 מיום 29 ביולי 2004).

על פי ההחלטה יימכר תחילה בית הזיקוק באשדוד כפעילות או במכירה פרטית, תוך הבטחת המשך הפעלתו כבית זיקוק במשך 10 שנים לפחות. החלטת הממשלה מתווה גם את עקרונות הרגולציה במשק הדלק לאחר הפיצול וההפרטה, אשר לפיהם יתאפשר, בין השאר, מיזוג בין בית הזיקוק לחברות שיווק דלקים במגבלות הקשורות למידת הריכוזיות במשק, וכן יוסר הפיקוח על מחיריהם של תזקיקים שבשווקים שלהם מתקיימת תחרות בין שני בתי הזיקוק ובינם לבין הייבוא .

ענף התשתיות במשק הדלק - חברת "פי גלילות" הינה חברת תשתית המספקת שירותי אחסון וניפוק של מוצרי דלק. לחברה מספר מתקנים ברחבי הארץ. הבעלות על חברת "פי גלילות" משותפת לחברת תש"ן (חברה ממשלתית) ולשלוש חברות הדלק - "פז", "סונול" ו"דלק". בימים אלה מבוצע תהליך של העברת מניות תש"ן בחברה לידי המדינה.

לאחר החלת הרפורמה במקטע שיווק הדלק בשנת 1988, שעיקרה הפסקת הניהול הריכוזי של משק הדלק על ידי הממשלה, ועם התפתחות התחרות במקטע השיווק, תוך כניסת חברות שיווק נוספות למשק הדלק, החלה ההחזקה המשותפת של חברות הדלק בחברה להוות מכשול להאצת התחרות, וזאת במיוחד לאור מעמדה של "פי גלילות" במקטע הניפוק (החברה פעלה עד לאחרונה כמונופול בתחום הניפוק, וגם כיום היא מרכזת חלק ניכר מפעילות הניפוק במשק).

לאור זאת, משרד התשתיות ומשרד האוצר פועלים להגיע להסכמה עם חברות הדלק על מכירת הפעילות בשלושת מתקני החברה: אשדוד, ירושלים ובאר שבע, תוך חלוקת נכסי המקרקעין של

החברה במתקן המושבת בהרצליה בין בעלי המניות. הליך המכירה צפוי להסתיים בשנת 2005.

מלאי חירום של נפט ומוצריו - בשנים 2004–2005 יושלם גיבושה ויישומה של תפיסת ניהול כוללת לגבי מלאי החירום של דלקים, אשר במסגרתה, בין היתר, נידונה העברת האחריות לניהול מלאי החירום המשמש לצורכי לחימה לצה"ל. כמו כן תושלם בחינה מחודשת של מאפייני החזקת מלאי החירום של דלקים במשק, בכל הנוגע לכמויות המלאי המוחזקות ולפריסתן הגיאוגרפית, בהתאם לתרחישים עדכניים. ועדה מיוחדת לעניין זה בראשות ראש מל"ח מונתה על ידי שר התשתיות הלאומיות בשנת 2004.

שיפור איכות הדלקים לתועלת איכות הסביבה – בהתאם לתקנים מחייבים בתחום איכות הסביבה, הוחל בשנת 2004 תקן מחייב לשימוש בסולר תחבורה המכיל 50 חל"מ גופרית. באופן דומה יוחל בינואר 2005 תקן מחייב לשימוש בבנזין בעל תכולת גופרית זהה. בנוסף לכך הופסק שיווק בנזין המכיל עופרת בשנת 2004, והוא הוחלף בתוסף על בסיס אשלגן.

שינוי תמ"א 18 (תחנות תדלוק זעירות) - בשנת 2004 צפוי להיות מושלם תיקון לתמ"א 18, המאפשר הקמת תחנות תדלוק זעירות. התיקון לתמ"א, שהוא בעל משמעות רבה לצורך קידום התחרות במקטע שיווק הדלק, אושר במועצה הארצית לתכנון ובנייה והועבר להערות ועדות התכנון המחוזיות. תחנות התדלוק הזעירות תוכלנה לשרת בו זמנית עד 4 כלי רכב במשקל של עד 4 טון, ותהיינה פטורות מחובת מכירת שמנים ומהתקנת מתקנים נלווים, כגון עמדת אוויר, מים ושירותים ציבוריים. חשיבותן של תחנות אלו היא ביכולתן להגדיל משמעותית את מספר תחנות התדלוק ברחבי הארץ, ולהגביר בכך את התחרות במקטע השיווק.

כמו כן בוצעה בשנת 2004 הטמעה ניכרת של משאבות דלק בשירות עצמי בתחנות הדלק הציבוריות. בהתאם לצו הפיקוח על מחירי מצרכים ושירותים, חוייבו חברות הדלק להתקין, עד ליום 1 באפריל 2004, לפחות רבע מהמשאבות בתחנה בשירות עצמי, ב־20% לפחות מהתחנות בכל חברה. הנחות התדלוק הניתנות בשירות עצמי משפיעות לחיוב גם על מחירי התדלוק בשירות מלא בחלק מהתחנות, וכן על מחירי דלקים שאינם בפיקוח, כמו סולר או בנזין 98.

משק הגז הטבעי

מערכת ההולכה - במהלך שנת 2003 תוקן חוק משק הגז הטבעי באופן המאפשר מתן רישיון הולכה לחברה ממשלתית. בהמשך לתיקון החוק ולאחר קבלת החלטה בנושא בקבינט הכלכלי־חברתי והחלטה חכ/22 מיום 16 ביולי 2003, הוקמה ביום 23 ביולי 2003 חברת "נתיבי הגז הטבעי לישראל בע"מ", אשר תקים ותפעיל את מערכת ההולכה של הגז הטבעי בישראל. לצורך הפעלת המערכת צפויה החברה להתקשר בזמן הקרוב בחוזה עם חברת גז טבעי בינלאומית.

עוד נקבע בהחלטה תכ/22 כי חברת החשמל לישראל, אשר החלה בהליכים לקראת הקמת מערכת ההולכה בהתאם להחלטת הממשלה 2661 מיום 4 בנובמבר 2002, תמשיך בהקמת התוואי הימי של מערכת ההולכה מאשדוד עד חוף דור עם חיבור יבשתי לתחנת הכוח "חגית". בהתאם לכך נחתם הסכם משולש בין המדינה לבין חברת "נתיבי הגז הטבעי לישראל בע"מ" וחברת החשמל, הסכם אשר מסדיר את סוגיות ההקמה.

בשנת 2004 פעלה חברת "נתיבי הגז הטבעי לישראל בע"מ" לבחירת חברת גז בינלאומית אשר תפעיל את המערכת בשנותיה הראשונות, ותוביל את התכנון ההנדסי וההקמה של המערכת היבשתית. כמו כן פורסם מכרז בין־לאומי לייצור ואספת ציוד למערכת כולה ומתבצע תכנון מפורט לצורך הוצאת היתרי בנייה בקו הדרומי ובקו הימי.

התקשרות חברת "נתיבי הגז הטבעי לישראל בע"מ" עם חברת גז בינלאומית להפעלת המערכת ועם חברות תכנון בסכום כולל של כ־90 מיליון ש"ח תוקצבה זה מכבר בשנת 2004. עד סוף שנת 2004 צפוי להיחתם הסכם להקמת התוואי היבשתי של מערכת ההולכה במימון ממשלתי.

נושאים מרכזיים בתחום משק המים

המחסור במים מחייב פתרון משולב הכולל פיתוח מקורות מים נוספים להגדלת ההיצע, הסדרה של תעריפי המים והיטלי ההפקה לוויסות הביקוש ולעריכת מבצעי חיסכון במים במגזר הביתי ובתעשייה.

פיתוח מקורות מים חדשים

השבת קולחין לחקלאות, לתעשייה ולשימושים עירוניים – במסגרת החלטת ועדת השרים לענייני כלכלה (כל/46, מיום 18 ביולי 2000), הוחלט על ביצוע תכנית רב שנתית להמרה של מים שפירים במי קולחין להשקיה חקלאית, לגינון עירוני ולשימושים תעשייתיים. החלטת ועדת השרים לענייני חברה וכלכלה מיום 8 לאפריל 2003 קובעת כי התקציב המיועד להשבת קולחין יוגדל ב־220 מליון ש"ח בפריסה לארבע שנים ובמקביל יוקטן היקף התפלת מי ים ב־50 מלמ"ש. יישום ההחלטה מבוצע באמצעות הקמת מפעלי השבת קולחין לחקלאות ביוזמת גורמים פרטיים הנהנים ממענק ממשלתי. בשנת 2004 קיבלה הקרן הקיימת לישראל הלוואה ממשלתית המיועדת למימון השתתפותה בהקמת מאגרי קולחין.

רשויות מקומיות-וגופים ציבוריים אחרים שממירים השקיית גינון ציבורי ממים שפירים לקולחין, מקבלים סיוע חד פעמי, המחושב לפי כמות הקולחין להמרה כנגד מים שפירים (לפי כמויות נורמטיביות) בסך של 5.1-2.7 ש"ח למ"ק (תלוי בהיקף האיגום הנדרש למפעל ההשבה).

התפלת מים מליחים - התפלת מים מליחים תביא להרחבת היצע המים באמצעות גורמים פרטיים, ובמקרים מיוחדים גם על ידי חברת "מקורות". בשנת 2005 תרכוש חברת "מקורות" מים מליחים מותפלים בהיקף של כ־15 מלמ"ק ממתקנים שהוקמו על ידי יזמים פרטיים במעגן מיכאל, נווה ים וחוף הכרמל.

התפלת מי ים - בהחלטת הקבינט החברתי כלכלי חכ/5, מיום 8 באפריל 2003, הוחלט לקבוע את התפלת מי הים על היקף של 315 מלמ"ק. הקמת מתקני ההתפלה תיעשה במספר אתרים לאורך חופי מדינת ישראל:

- באתר קצא"א (קו צינורות אילת אשקלון) באשקלון מוקם מתקן להתפלת מי ים בהיקף של 100 מלמ"ק לשנה. המתקן ממומן ויופעל בשיטת B.O.T. לתקופה של כ־25 שנה. המתקן צפוי לספק כ־50 מלמ"ק בשנת 2005.
- הממשלה חתמה על הסכמים להקמה ולהפעלה של מתקנים להתפלת מי ים בהיקף של 30 מלמ"ש כל אחד, בפלמחים ובגליל המערבי. המתקנים ימומנו ויופעלו בשיטת ה־B.O.O, קרי, המתקן יישאר בידי הזכיין בתום תקופת הזיכיון.
- באתר חברת החשמל באשדוד צפוי להיבנות מתקן התפלה נוסף בהיקף של 45 מלמ"ש. ההקמה והתפעול יתבצעו על ידי חברת "מקורות ייזום ופיתוח".
- צפוי להתפרסם מכרז להקמת מתקן להתפלת מי ים באתר חברת החשמל בחדרה.

טיוב בארות שנפסלו מלשמש למי שתייה - תכנית המענקים ליזמים ולרשויות מקומיות שיטייבו בארות שנפסלו מלשמש למי שתייה, נועדה בעיקרה להביא לשלילת מלחים, חנקות ומזהמים אחרים ממקורות המים ולהגברת אמינות האספקה.

מדגה מתועש - ביום 24 באוקטובר 2002 החליטה הממשלה (החלטה 2630) לתמוך בהקמתם של ארבעה מתקני פיילוט של מדגה מתועש. מעבר מגידול דגים בבריכות פתוחות למדגה מתועש צפוי לחסוך כ־35 מליון קוב לשנה. בשנת 2005 יוקמו חמישה מתקני פיילוט בסיוע ממשלתי.

חיבור מפיקי מים פרטיים לרשת המים הארצית - חיבור מפיקי מים פרטיים לרשת האספקה הארצית של חברת מקורות נועד להגביר את אמינות האספקה, תוך ניצול יעיל יותר של כלי הפקה קיימים ולאפשר חיסכון בהשקעות בקידוחים חדשים.

האצת הביצוע של חברת מקורות למיזמים שאושרו - האצת ביצוע מיזמים אשר טרם הוחל בביצועם, בעיקר בגלל חסמים תכנוניים ומגבלות מימון וכושר ביצוע של חברת "מקורות".

יישום עקרונות חובת ההולכה למים מכל הסוגים - יישום חוק חובת מתן שירותי תשתית למים מכל הסוגים יביא לניוד מים יעיל יותר בתשתיות הקיימות תוך הגברת התחרות העסקית במשק המים. בשנת 2005 תיושם חובת ההולכה בעיקר בתחום הולכת קולחין להשקיה חקלאית.

ויסות הביקושים למים

המגזר הביתי והתעשייתי - במטרה להביא לייעול הצריכה במים במגזר הביתי ובתעשייה, החליטה הממשלה להתקשר עם יזמים פרטיים לביצוע מיזם לחיסכון במים במגזר הביתי. היזמים יתוגמלו לפי שיעור החיסכון שיושג.

בנוסף לכך החליטה הממשלה ביום 15 באוגוסט 2004, להעלות את מחירי המים לצריכה ביתית ותעשייתית ב־20 אג' לקוב, במטרה לווסת את הביקושים למים ולממן רכישה של מי ים מותפלים.

המגזר החקלאי – מחד, נציב המים מקצץ, מאז שנת 1999, את מכסות המים השפירים לחקלאים, ובמקביל מעודד שימוש במים שוליים והשקעות בסיוע תקציב המדינה לייעול השימוש במים. מאידך, מחירי המים השפירים לחקלאות שהינם מסובסדים, מהווים תמריץ שלילי לניצול מי קולחים, ויוצרים לחץ לניצול מקורות המים מעבר לכמות המתחדשת ולהקמתם של מפעלי מים יקרים טרם זמנם (דוגמת מתקנים להתפלת מי ים). על כן החליטה הממשלה, ביום 15 באוגוסט 2004, להעלות את מחירי המים השפירים ואת היטלי ההפקה לחקלאות בכ־15 אג' לקוב. במקביל נקבע בהחלטת הממשלה לתקצב תמורות מייקור המים לחקלאות לשם שמירה על שטחים חקלאיים מעובדים.

הסדרת משק המים והביוב העירוני

חוק תאגידי מים וביוב, התשס"א–2001

תכלית חוק תאגידי מים וביוב היא להפריד את פעילות המים והביוב מהרשויות המקומיות ולהפעילה במסגרת חברה עירונית. בעתיד תתאפשר העברת הבעלות בחברה לגורמים פרטיים. החברה תפעל במסגרת רישיון שיוענק לה ותצטרך לעמוד בתנאים שייקבעו ברישיון. התעריפים של החברה ייקבעו על־ידי הרשות הציבורית למים וביוב, באמצעות ועדת תעריפים ציבורית על פי עקרון העלות המוכרת. העברת פעילות אספקת המים מהעירייה, שהינה מלכ"ר, לתאגיד בע"מ, לא תגרום להתייקרות התעריף בגין תשלום מע"מ. יתרה מזאת, היא אף תאפשר לגופים עסקיים להזדכות על הוצאות מע"מ.

יישום החוק יביא ליתרונות רבים הן לצרכנים והן לכלל המשק: ניהול על בסיס עסקי, מקצועי ויעיל של מערכות המים והביוב ברשויות המקומיות; ייעוד של ההכנסות ממתן שירותי הספקה לטובת השקעות במערכות המים והביוב, הפעלתן ומתן שירותים; גיוס הון להשקעות במשק המים והביוב בלי תלות במקורות ממשלתיים או מוניציפליים; ועידוד תחרות במתן שירותים במשק המים והביוב.

נכון לחודש ספטמבר 2004, פועלים שבעה תאגידי מים בהתאם לחוק. ביום 15 באוגוסט 2004 החליטה הממשלה להנחות את הממונה על התאגידים לגבש כללים להקמת תאגידים אזוריים, המשותפים למספר רשויות מקומיות ומשרתים לפחות 200 אלף צרכנים, על מנת להבטיח יציבות פיננסית וניצול יתרונות לגודל במשקי המים העירוניים.

על מנת להאיץ את תהליך הקמת חברות למים וביוב ברשויות המקומיות, יועמד סיוע לחברות לצורך תמיכה בהשקעותיהן בתחום המים, הביוב והתיעול העירוני.

הקמת תשתיות לטיפול בשפכים

בשנת 2005 ימשיך אוצר המדינה לממן הקמת תשתיות לטיפול בשפכים, שיכללו בין השאר גם מכוני טיהור. המימון ניתן כהלוואה בהיקף של עד ל־100% מכלל ההשקעה, למעט מקרים מיוחדים שבהם (על־פי החלטות ממשלה) יינתנו גם מענקים בהיקף של עד 25%.

שינוי מבני של חברת "מקורות"

באוגוסט 2002 נחתם הסדר עלויות עם חברת "מקורות" המסדיר את פעילותה של קבוצת "מקורות" לשנים 2006-1999. הסדר זה כולל שני נדבכים: האחד, הסדרת העברת הסובסידיה לחברת "מקורות מים" בגין אספקת מים, והשני, הסדרה מבנית של קבוצת "מקורות", שתאפשר תחרות הוגנת שלה עם הסקטור הפרטי. על פי המבנה החדש, תוקם חברת אחזקות בבעלות הממשלה, והחברה תחזיק בשלוש חברות בנות: חברת "מקורות מים", שתעסוק באספקת מים, חברת "מקורות ייזום ופיתוח" שתעסוק בפעילות תחרותית כמו התפלה, טיהור שפכים ותפעול רשתות מים עירוניות, וחברת "נכסים" שתנהל את נכסי המדינה. עבודות הפיתוח יבוצעו באמצעות חברת בת.

מינהל מקרקעי ישראל

הצעת תקציב מינהל מקרקעי ישראל לשנת 2005 מסתכמת בכ־3.5 מליארד ש"ח, ירידה של כ־0.6 מיליארד ש"ח לעומת התקציב המקורי לשנת 2004. סך שיא כוח אדם - 490, עבודה ארעית במונחי משרות - 193, סך תקני כוח אדם - 683.

תקציב מינהל מקרקעי ישראל הוא תקציב של מפעל עסקי כהגדרתו בסעיף 8 לחוק יסודות התקציב, התשמ"ה-1985, דהיינו: תקציב שבו סך ההוצאה לא יכול לעלות על סך התקבולים לאותה שנת הכספים.

הצעת תקציב ההוצאות נטו של מינהל מקרקעי ישראל (ללא העברות לבעלים ורזרבה להוצאות בגין שיווק בלתי צפוי מראש) מסתכמת בכ־2.1 מיליארד ש"ח, מזה כ־181 מיליון ש"ח המיועדים להוצאות שכר, מינהל ואמרכלות. היתרה מיועדת למימון הוצאות תכנון, פיתוח, אחזקת נכסים, פדיון זכויות בקרקע, שמירה על קרקע וכיו"ב.

עודף ההכנסה השנתי שיועבר לבעלי הקרקע בשנת 2005, יסתכם בכ־1.06 מיליארד ש"ח, הפחתה של כ־0.4 מיליארד ש"ח לעומת התקציב המקורי לשנת 2004. ההעברות למדינה ולרשות הפיתוח מסתכמות בכ־531 מיליון ש"ח, הפחתה של כ־506 מיליון ש"ח לעומת התקציב המקורי לשנת 2004. ההעברות לקק"ל יפחתו בכ־80 מיליון ש"ח לעומת התקציב המקורי לשנת 2004, ויסתכמו ב־340 מיליון ש"ח. הרזרבה להעברות לבעלים תעמוד על כ־190 מיליון ש"ח.

היעדים המרכזיים בפעילות מינהל מקרקעי ישראל

הגברת קצב שיווק הקרקעות

אחד היעדים המרכזיים של מינהל מקרקעי ישראל בשנים האחרונות הוא הגברת קצב שיווק הקרקעות, תוך התמקדות בהגברת קצב שיווק הקרקעות למגורים. במטרה לעמוד ביעדי השיווק שנקבעו לו, ממקד מינהל מקרקעי ישראל את פועלו בשלושה מישורים:

- **תכנון קרקעות**

על מנת ליצור עתודות קרקע זמינות לשיווק ולבנייה, פועל המינהל לתכנון הקרקעות שבניהולו, באמצעות מחוזות המינהל והחברות המנהלות, וכן דרך השוק הפרטי, בפרסום מכרזים לשיווק קרקע שטרם הושלמו הליכי התכנון לגביה (מקב"ת - מתחמי קרקע בלתי מתוכננים).

במטרה לנצל ביעילות רבה יותר את המשאבים המופנים לתכנון, יוסיף המינהל לפעול בנושאים אלה:

- עבודת האגף לתכנון ופיתוח תתמקד בהכנת תכניות מתאר מפורטות אשר מכוחן ניתן להוציא היתרי בנייה. תחום התכנון המתארי יעבור לאחריותו של מינהל התכנון במשרד הפנים, אשר יקדם תכניות אלה בתיאום עם מינהל מקרקעי ישראל, משרד השיכון ויתר משרדי הממשלה הרלוונטיים.

- על מנת ליצור תחרותיות בין החברות המתכננות המופעלות על ידי המינהל, ובכך לשפר את תפוקותיהן, יוכנסו שינויים בדרך ההתקשרות של המינהל והחברות המתכננות. השינויים יכללו: חלוקת ההרשאות החדשות בין החברות תיקבע בהתאם ליעילות החברות מבחינת תפוקה ואיכות; יוגבל מספר ההרשאות המרבי לחברה; והתשלום לחברות ייפרס באופן שיתמרץ אותן להביא את התכניות לכדי מתן תוקף ולרישום זכויות במרשם המקרקעין.

- **שיווק קרקעות בלתי מתוכננות**

בשנת 1995 החל מינהל מקרקעי ישראל לשווק קרקעות המיועדות לפיתוח, אשר הליך תכנונן טרם הסתיים, וזאת במטרה להאיץ את קצב שיווק הקרקעות. במהלך השנים עודכנה המתכונת בה משווקות קרקעות אלה מספר פעמים, בשל כשלים שהתגלו בשיטת מכרזי הייזום הקיימת. לפיכך, נכון להיום קיימים שני מסלולים מרכזיים לביצוע מכרזי הייזום:

- מכרזי ייזום - הרשאה לתכנון: מכרזים על הרשאה לתכנון במתחמים שגודלם אינו עולה על 200 דונם עם אופציה להסכם הפיתוח.

- מכרזי ייזום - חכירה: מכרזים על זכויות חכירה במתחמים עד 150 דונם בפריפריה ו־100 דונם במרכז הארץ.

המטרה המרכזית של השיטה היא להעביר את פעילות התכנון והייזום של מתחמים קטנים ובינוניים מהסקטור הממשלתי לסקטור הפרטי. הדבר יאפשר למינהל מקרקעי ישראל להתמקד בתכנון מתחמים גדולים יחסית, התורמים תרומה משמעותית להגדלת מלאי הקרקע הזמינה, תוך ניצול יתרונותיו היחסיים כגוף ציבורי, לצורך פתרון סוגיות מורכבות המתקיימות בעת תכנון מתחמים אלו.

- **פינוי שימושים בלתי יעילים בקרקע עירונית**

על מנת לייעל את השימוש בקרקע עירונית, מפונים גורמים המנצלים את הקרקע בצורה לא יעילה (מחנות צבא, תחנות משטרה, מבנים המשמשים משרדי ממשלה, חוות חקלאיות, מפעלי תע"ש וכיו"ב) אל מחוץ לערים. פינויים אלו מתבצעים לאחר בדיקת כדאיות כלכלית, הבוחנת את עלות פינוי המתחם לעומת ההכנסות הצפויות משיווק הקרקע המתפנה, בהתאם למצב הסטטוטורי של התכנית לייעוד החלופי.

הקצאת קרקעות בהתאם למחירן הריאלי

מדיניות סבסוד מחירי הקרקע ככלי לפיזור אוכלוסין הנוהגת כיום טומנת בחובה עיוותים שונים, לרבות: שימוש לא יעיל בקרקע; עיוות מערכת התמריצים לפיזור אוכלוסין; וכן יצירת "ביקוש יתר" להקצאת קרקע בפטור ממכרז.

בעקבות כך החליטה הממשלה, ביום 15 בספטמבר 2003, כי ההנחות הניתנות בגין הקצאת קרקע באזורי עדיפות לאומית, ייקבעו כמפורט להלן:

- קו עימות - הקרקע תוקצה בתמורה לדמי חכירה מופחתים בשיעור 31% מערך הקרקע, ובלבד שסך ההטבה לא יעלה על 36 אלף ש"ח ליחידת דיור או 45 ש"ח למ"ר בשטח המשמש לתעסוקה.

- אזור עדיפות א' - הקרקע תוקצה בתמורה לדמי חכירה מופחתים בשיעור 51% מערך הקרקע, ובלבד שסך ההטבה לא יעלה על 24 אלף ש"ח ליחידת דיור או 30 ש"ח למ"ר בשטח המשמש לתעסוקה.

- אזור עדיפות ב' - הקרקע תוקצה בתמורה לדמי חכירה מופחתים, בשיעור 71% מערך הקרקע, ובלבד שסך ההטבה לא יעלה על 12 אלף ש"ח ליחידת דיור או 15 ש"ח למ"ר בשטח המשמש לתעסוקה.

על אף החלטת הממשלה כאמור, טרם הובא הנושא לדיון בפני מועצת מקרקעי ישראל. דחיית הדיון מנציחה את העיוותים בשיטת ההנחות הקיימת כפי שנזכר לעיל וכן גורמת אובדן הכנסות שנתי לקופת המדינה, המוערך בכ־250 מיליון ש"ח.

שיפור השירות לאזרח

במסגרת החתירה לשיפור השירות לאזרח ולצמצום החיכוך בין המינהל לחוכרים, פועל המינהל לפישוט ההליכים ולהפחתת הסרבול הקיים בהחלטות מועצת מקרקעי ישראל ובנהלי העבודה של המינהל. בהתאם לעיקרון זה, מונתה על ידי שר התמ"ת ועדה ציבורית בראשותו של מר יעקב גדיש, שתפקידה להציע רפורמה במינהל מקרקעי ישראל. במסגרת הדיונים על המדיניות הכלכלית לשנת 2005, החליטה הממשלה (החלטה מס' 2430) מיום 15 באוגוסט 2004, להטיל על שר התמ"ת להביא לאישורה הצעה לשינויים הדרושים במדיניות הניהול, התכנון והפיתוח של מקרקעי ישראל, בהתאם להמלצות הוועדה הציבורית. בין יתר הנושאים שהוצעו היו:

- הקצאת קרקע עירונית המיועדת למגורים על ידי המינהל בדרך של מכירה, תוך מתן פתרון לסוגיית מכירת קרקע לזרים, ותוך הבחנה בין קרקע המיועדת לבנייה רוויה לקרקע המיועדת

לבנייה נמוכה, לרבות ביצוע תיקוני החקיקה לצורך כך.

- הסדרה ופישוט של מדיניות המקרקעין כפי שנקבעה בהחלטות מועצת מקרקעי ישראל ובנהלים הפנימיים של המינהל.

- האצת רישום הנכסים בלשכות לרישום המקרקעין.

- שינוי במבנה הארגוני של המינהל במטרה להתאימו לשינויים המוצעים, להמשיך במגמת צמצום החיכוך עם החוכרים ולשפר את רמת השירות הניתן על ידו.

פיתוח ביישובי הבדואים בנגב

האוכלוסייה הבדואית בנגב מונה כ־150,000 נפש. כ־60% מאוכלוסייה זו מתגוררים בשבע עיירות הבדואים, והיתרה – בפזורות (מקבצים בלתי מוסדרים). מרבית אוכלוסיית הפזורה יושבת באזור הנגב הצפוני. רוב הקרקע באזור הנגב הצפוני אינה מוסדרת, דהיינו זהות בעליה לא נרשמה בספרי המקרקעין.

הגורם המרכזי לעיכוב בתהליך הרישום של קרקעות אלה טמון ברצון לברר תביעות בעלות שהגישו הבדואים לפקיד ההסדר שבמשרד המשפטים, טרם רישומן של הקרקעות על שם המדינה. הבדואים תובעים כ־855 אלף דונם, מהם כ־512 אלף דונם שטח נתבע שאינו מוחזק, וכ־343 אלף דונם – שטח נתבע ומוחזק.

מינהל מקרקעי ישראל, באמצעות מינהלת הבדואים בנגב, אחראי לביצוע הסדרי המקרקעין בנגב, ובכלל זה קיום מו"מ עם תובעי הבעלות לשם השגת פשרה בסוגיה זו. המינהל גם עוסק בהקמת שכונות חדשות ובהשלמת הפיתוח בשכונות ותיקות בשבעת היישובים הקיימים, ובהתאם להחלטת הממשלה, גם בהקמת שבעה יישובים חדשים לבדואים בנגב.

בשנת 2005 יוסיף המינהל, בסיוע משרד המשפטים, לפעול להגשת תביעות בעלות נוגדות, לרישום המקרקעין על שם המדינה, וכן לרישום מקרקעין המועברים לבדואים כפיצוי קרקעי על שם הבדואים.

תחום נוסף בו יתמקד מינהל מקרקעי ישראל בשנת 2005, בהתאם להחלטת ועדת השרים למגזר הלא יהודי ערב/15, הוא השלמת הפיתוח בשכונות הוותיקות. בהתאם לנתוני מינהל מקרקעי ישראל, בשכונות הוותיקות קיימים כ־4,000 מגרשים אשר מסיבות שונות טרם שווקו. אי שיווקם של מגרשים אלו עד כה הביא ליצירת גירעון בתקציבי הפיתוח של השכונות הוותיקות, וכפועל יוצא מכך - למחסור בתשתיות. לפיכך יפעל מינהל מקרקעי ישראלי להגברת קצב שיווק המגרשים בשכונות הוותיקות, תוך שימוש במקורות הכספיים לפי החלטת הוועדה כאמור.

משרד הבינוי והשיכון

הצעת תקציב משרד הבינוי והשיכון לשנת 2005 מסתכמת בכ־7.1 מיליארד ש"ח. סך שיא כוח אדם – 627, עבודה ארעית במונחי משרות – 163, סך תקני כוח אדם – 790.

המרכיבים העיקריים של תקציב המשרד כוללים:

תקציב רגיל	כ־233 מיליון ש"ח
תקציב פיתוח (הרשאה להתחייב)	כ־1.7 מיליארד ש"ח
סיוע באשראי לרכישת דירה	כ־2.8 מיליארד ש"ח
סיוע במענקים, סבסוד אשראי,	
סיוע בשכר דירה ועמלות	כ־2.4 מיליארד ש"ח.

פעילות משרד הבינוי והשיכון מכוונת ליצירת תנאים, שיאפשרו לכלל האוכלוסייה למצוא פתרון דיור במחיר סביר, תוך התמקדות בקבוצות אוכלוסייה חלשות יחסית.

הפעילות מתרכזת בנושאים הבאים:

ביקוש - הסיוע לרכישת דירה מכוון לתמיכה בזכאים מקרב אוכלוסיות חלשות ומתמקד בארבעה מסלולים עיקריים: מתן נגישות לאשראי, מתן משכנתאות מסובסדות, השתתפות בתשלומי שכר דירה והקצאת פתרונות דיור בשיכון הציבורי.

היצע - עיקר הפעילות מכוונת לשיווק קרקע מפותחת וזמינה לבנייה למגורים, לשם יצירת תנאים להרחבת היצע הדיור, בדרך שתאפשר מתן מענה לביקושים המשתנים, תוך שמירה על יציבות מחירים. הפעילות כוללת עשייה במגוון רחב של מרכיבים ב"שרשרת ייצור" של דירה - החל מאיתור קרקע; תכנונה ושיווקה; עידוד עיבוי הבנייה במרכזי הערים, תוך ניצול מערכת התשתית הקיימת; פיתוח תשתיות נוספות; ורישום הזכויות במקרקעין. לכל אחד מהמרכיבים השפעה על היקף הפעילות בענף.

תקציב הסיוע בדיור

הסיוע בדיור ניתן בדרך של סיוע לרכישת דירה ובדרך של השתתפות בשכר הדירה. סיוע לרכישת דירה לזכאים ניתן באשראי מסובסד, בהתאם לאמות המידה ולמאפיינים האישיים של הזכאי.

הצעת תקציב הסיוע בדיור לשנת 2005 מסתכמת בכ־5.2 מיליארד ש"ח מהם כ־2.8 מיליארד באשראי, וכ־2.4 מיליארד ש"ח סבסוד אשראי והשתתפות בשכר דירה.

יעדי מדיניות הסיוע

- סיוע למשקי בית חסרי דירה במציאת פתרון דיור.
- סיוע למשקי בית הסובלים ממצוקת דיור כדי שישפרו את תנאי מגוריהם.
- הפעלת מערכת סיוע בדיור למימוש מדיניות הממשלה בתחום פיזור האוכלוסייה.

להלן פירוט עיקרי השינויים בתקציב הסיוע בדיור לשנת 2005, עליהם החליטה הממשלה:

- עידוד התיישבות עולים חדשים באזורי הפריפריה באמצעות תוספת של 50% לסכום הסיוע בשכר דירה. הסיוע יינתן לעולים אשר הגיעו לארץ בתקופה שבין 15 באוגוסט 2004 ועד סוף שנת 2008 ואשר ישכרו דירה באזורי עדיפות לאומית.
- שינוי הכללים במשרד הבינוי והשיכון לעניין הלוואות לסיוע בדיור, כך שתבוטל הזכאות להלוואה על בסיס זכאות אישית לרוכשי דירות שצברו פחות מ־999 נקודות. זאת על מנת להפחית את מעורבות הממשלה בשוק המשכנתאות ולאפשר פיתוחם של שווקים פרטיים, כגון שוק משני למשכנתאות. יש לציין כי מדובר באשראי בריבית שוק אשר מחייב תשלום עמלות לבנקים למשכנתאות.

תקציב הפיתוח

התקציב לפיתוח תשתיות מופעל בעיקר בשיטת "משק כספי סגור". שיטה זו מופעלת במטרה להבטיח את המקורות הכספיים להשלמת פיתוח התשתיות המתחייבות משיווק אתרים על ידי משרד הבינוי והשיכון.

בהתאם לכך נגבות הוצאות הפיתוח במלואן (לבד מרכיבי הסבסוד באזורי עדיפות לאומית א' ו־ב') על־פי אומדן עלות הפיתוח בכל אחד מן האתרים המתעדכן לפני כל מנת שיווק חדשה.

הסדרת הפיתוח הכללי לבנייה למגורים באתרי הבנייה המשווקים על־ידי משרד הבינוי והשיכון מיועדת להשיג מספר יעדים:

- התייעלות, חיסכון וקיצור תהליכי התכנון והפיתוח
- הידוק הקשר בין עלות הפיתוח לבין ההחזרים המשולמים בגינו

- הסדרת הפיתוח הכללי והפרטת הפעלתו

- הקטנת החיכוך בין רוכש הדירה לבין המערכת הציבורית.

בהתאם להחלטות הממשלה, במסגרת פעילות המשרד בתחום הפיתוח במהלך שנת 2005, יושם דגש על הנושאים הבאים:

הסדרת כללי גביית הוצאות הפיתוח לבנייה חדשה - גביית הוצאות הפיתוח תיעשה בתשלום אחד, במועד הזכייה במכרז וכתנאי לאישור ההתקשרות, למעט באזור עדיפות לאומית א'.

סבסוד פיתוח תשתיות באזורי עדיפות לאומית – סבסוד הוצאות הפיתוח יינתן בשיעור של כ־50% מאומדן עלויות הפיתוח באזור עדיפות לאומית א' וכ־15% באזור עדיפות לאומית ב' (בבנייה רוויה בלבד). כמו כן יינתן סבסוד הוצאות פיתוח לבנייה בקרקע פרטית.

כללי סבסוד פיתוח תשתיות - השוואת כללי סבסוד פיתוח התשתיות הקיימים במינהל לבנייה כפרית, לכללים הקיימים בבנייה העירונית.

פירעון חובות וסבסוד אשראי

פירעון חובות וסבסוד אשראי

פירעון חובות (ללא בנק ישראל)

סעיפי פירעון חובות בתקציב מסתכמים בכ־94.1 מיליארד ש"ח בשנת 2005 ומהווים כ־34% מהתקציב הכולל ברוטו.

לסבסוד האשראי מתוקצבים 31.1 מיליון ש"ח בשנת 2003 לעומת 27.1 מיליון ש"ח בשנת 2004. סעיף זה מיועד לתקצוב הסבסוד הניתן ליזמים פרטיים בגין הלוואות לא צמודות שניתנו להם בעבר על ידי המדינה. בשנים האחרונות לא ניתנות עוד הלוואות בעלות מרכיב סבסוד ריבית ליזמים פרטיים.

פירעון חובות (ללא בנק ישראל)

כ־78% מהחזר החובות, שהם 73.7 מיליארד ש"ח, מיועדים לפירעון חובות פנים. יתרת הסכום, 20.4 מיליארד ש"ח, מיועדת לפירעון חובות לגורמים בחוץ לארץ.

פירעון חובות פנים

בשנת 2005 מיועד כאמור סכום של כ־73.7 מיליארד ש"ח לפירעון חובות פנים, מזה כ־45.3 מיליארד לתשלום החזרי קרן וכ־28.4 מיליארד ש"ח לתשלומי ריבית.

רובו של התשלום לפירעון חובות פנים מועבר ישירות לציבור, כפדיון פיקדונות בנקאיים ופדיון של איגרות חוב מיועדות וסחירות, המוחזקות בידי קופות הגמל, קרנות הפנסיה, חברות הביטוח, קרנות ההשתלמות, הבנקים, חברות ואנשים פרטיים. סכום של כ-11.5 מיליארד ש"ח ישולם השנה למוסד לביטוח לאומי. ללא התשלומים למוסד לביטוח לאומי, פירעון חובות הפנים קטן יותר ויהיה כדלקמן: תשלומי הקרן בגין מלוות הפנים יעמדו על סך של כ־38.8 מיליארד ש"ח, ותשלומי הריבית יעמדו על סך שלכ־23.4 מיליארד ש"ח.

בשנת 2004 מתוכנן גירעון ממשלתי כולל של 16.7 מיליארד ש"ח. חלק מגירעון זה ימומן מגיוס הון נטו מהציבור, פעולה שתביא להגדלת החוב הפנימי.

פירעון חובות חו"ל

תשלום החזר חובות החוץ מסתכם כאמור בכ־20.4 מיליארד ש"ח, כ־39.6% מהם מיועדים לתשלומי ריבית וכ־60.4% לתשלום החזרי קרן. התשלומים לחו"ל כוללים פדיונות של מלוות מבנקים בארץ ובחו"ל, מלוות בין ממשלתיים ומלווה העצמאות והפיתוח (ה"בונדס"). החזרי חובות החוץ כוללים גם תשלומים בגין ההלוואות שנלקחו על ידי ממשלת ישראל באמצעות ערבויות של ממשלת ארה"ב בשנים 1993–1998.

בשנת 2003 נחתם הסכם נוסף בין ממשלת ארה"ב וממשלת ישראל בדבר מתן ערבויות לגיוס הון על ידי מדינת ישראל בהיקף כולל של כ-9 מיליארד דולר לשנים 2003-2005. הצעת התקציב לשנת 2005 כוללת החזרי ריבית בגין המנה השנייה של ערבויות שמומשה בשנת 2003. החזרי קרן בגין ההלוואות שיילקחו באמצעות הערבויות על פי ההסכם האמור משנת 2003 יתחיל בשנת 2023.

אומדן הסובסידיה לקרנות הפנסיה ולחברות הביטוח

אומדן הסובסידיה הגלומה בתשלומי הריבית והמענקים לקרנות הפנסיה ולחברות הביטוח בשנת 2005, בגין סך החוב המונפק עד סוף שנת 2005, מוערך בכ־2.1 מיליארד ש"ח. אומדן זה כולל את סבסוד הריבית על איגרות חוב מיועדות, הנושאות ריבית מועדפת, שהונפקו לקרנות הפנסיה ולחברות הביטוח.

אומדן הסובסידיה הגלומה בתשלומי הריבית על אג"ח לקרנות הפנסיה ולחברות הביטוח נערך בהנחה שהתשואה על איגרות חוב ממשלתיות לטווח ארוך היא 4%. לצורך הבדיקה נערכה השוואה בין תשואה זו לבין התשואה המובטחת לקרנות הפנסיה על סך החוב המונפק עד היום.

חישוב אומדן הסובסידיה העתידית, הגלומה בתשלומי הריבית על אג"ח לחברות הביטוח על הנפקות בשנת 2005, נערך בשיטת ההיוון של כל תזרימי המזומנים שמפיקות אג"ח, כאמור עד מועד פירעונן, בהנחה כי התשואה לפדיון על אג"ח לטווח ארוך תהיה בממוצע 4% בשנת 2005.

סבסוד הריבית המשולמת לקרנות הפנסיה

אומדן הסובסידיה הגלומה בתשלומי הריבית בשנת 2005, בגין הנפקות העבר לקרנות הפנסיה הוא כ־1.8 מיליארד ש"ח.

בעקבות הסדר קרנות הפנסיה עליו החליטה הממשלה במסגרת התכנית להבראת כלכלת ישראל בחודש מארס 2003, ובהמשך למדיניות הממשלה בשנת 2004, לא יונפקו בשנת 2005 אגרות חוב מיועדות לקרנות הפנסיה.

סבסוד הריבית המשולמת לחברות הביטוח

אומדן הסובסידיה הגלומה בתשלומי הריבית העתידים להיות משולמים בשנת 2005, בגין הנפקות העבר לחברות הביטוח הוא כ־340 מיליון ש"ח. אומדן הסבסוד העתידי (מהוון להיום) בגין הנפקת איגרות חוב מיועדות לחברות הביטוח בשנת 2005 הוא כ־2 מיליון ש"ח.

בשנת 1992 הופסקה הנפקתן של איגרות חוב מיועדות (להלן - איגרות חוב ח"ץ) בגין פוליסות ביטוח חדשות. המדינה מחויבת, למעשה, להמשיך ולהנפיק עבור חברות הביטוח איגרות חוב ח"ץ להשקעת כספי הפרמיות המשולמות על פוליסות ביטוח חיים (המשולבות בחיסכון) שנחתמו עד לסוף 1990 וחלק קטן מכספי הפרמיות שישולמו על פי פוליסות שנחתמו בשנת 1991.

יצוין, כי הקרנות שמנהל בנק ישראל עבור חברות הביטוח במסגרת הסכמי ח"ץ, המניבות תשואה הנמוכה מ־4%, לא נכללו בחישוב האומדן משום שאין בהן סובסידיה.

חלק ד

הכנסות המדינה ממיסים

תחזית הכנסות המדינה ממיסים לשנת 2005

בשנת 2005 יסתכמו הכנסות המדינה ממיסים, על פי התחזית, בכ־161.9 מיליארד ש"ח לפי הפירוט הבא: 84.5 מיליארד ש"ח מיסים ישירים, 72.2 מיליארד ש"ח מיסים עקיפים ו־5.2 מיליארד ש"ח אגרות. סכום זה מהווה גידול ראלי (בניכוי מדד המחירים לצרכן) של 3.6% לעומת אומדן הביצוע לשנת 2004.
תחזית ההכנסות לשנת 2005 מניחה עלייה ריאלית בשיעור של 3.8% בתוצר המקומי הגולמי (התמ"ג), עלייה של 1.6% במחירי התוצר והפחתת מס נטו, הנאמדת בכ־1.9 מיליארד ש"ח, כתוצאה משינויי חקיקה.

מאז סוף שנת 2000 נכנס המשק הישראלי למיתון עמוק, בין היתר, בשל המצב הביטחוני וההאטה הכלכלית בעולם. בכל אחת מהשנים 2001 ו־2002 ירד התמ"ג, והשילוב של מיתון והרעה במצב הביטחוני הביאו לירידה במיסים בשיעור ריאלי של 1% ו־5% בשנים 2001 ו־2002, בהתאמה. בשנת 2003, הסתיים תהליך ההתכווצות, ומשנת 2004 נמצא המשק בתוואי צמיחה של כ־4% לשנה. גם בגביית המיסים הסתמנה תפנית חיובית במהלך שנת 2003, ובשנת 2004 תעלה הגבייה בשיעור ריאלי של כ־6%. אומדן הכנסות לשנת 2004, שנקבע על סמך הגבייה בפועל עד חודש יולי ותחזית אופטימית עד לסוף השנה, יסתכם בכ־152 מיליארד ש"ח.

בשנת 2005, ימשיך משרד האוצר להפעיל מדיניות מיסים בעלת שני יעדים: עידוד הצמיחה ושמירה על משמעת פיסקלית. בסוף התהליך, יקטנו שיעורי המס על העבודה ועל החברות בכ־2.5% תוצר ובכ־0.5% תוצר, בהתאמה. המס הישיר השולי המרבי על יחידים (מס הכנסה, דמי ביטוח לאומי ומס בריאות) יעמוד על 49%, בעוד שמס החברות יעמוד על 30%. הפחתה זו תמומן על ידי הרחבת בסיס המס, ביטולי פטורים והקטנת ההוצאה הציבורית, במקביל להנחת צמיחה של כ־4% בשנה בשנים הקרובות.

בשנת 2005, תסתכם השפעתם נטו של שינויי החקיקה על נטל המס הממשלתי בהקטנה של 0.3% תוצר. שנה זו עומדת במרכזו של רצף של חמש שנים (2003–2007), שבו שינויי החקיקה יקטינו את נטל המס הממשלתי בהיקף מצטבר של 1.5% תוצר. כיוון שבשנים אלו יוקטן גם נטל הביטוח הלאומי ב־0.6% תוצר, יקטינו שינויי החקיקה את נטל המס הכולל בכ־2.1% תוצר. רק בשנים 1993 ו־1996 הייתה הפחתה דומה בנטל המס.

בניכוי שינויי החקיקה, יגדלו ההכנסות ממיסים בשנת 2005 בכ־5% במונחים ריאליים. שיעור זה גבוה משיעור צמיחת התמ"ג והוא נובע מגידול מהיר בייבוא ובשכר.

לסיכום, נטל המס הממשלתי, שהוא משקל סך הכנסות המדינה ממיסים בתמ"ג, יעמוד על כ־29.2% בשנת 2005, עלייה של 0.6% תוצר לעומת השפל של שנת 2003, אך ירידה של כ־1.8% תוצר לעומת השיא הקודם של שנת 2000 (ראה לוח 1).

לוח 1
הכנסות המדינה ממיסים בשנים 2005–1992
(במיליוני ש"ח, במחירים שוטפים ובאחוזי תמ"ג)

שנה	סך הכול	מיסים ישירים (אגף מס הכנסה ומיסוי מקרקעין)	מיסים עקיפים (אגף המכס והמע"מ)	אגרות
		(במיליוני ש"ח)		
1992	51,024	25,063	24,876	1,085
1993	59,885	31,309	27,337	1,239
1994	73,655	40,367	31,857	1,431
1995	83,943	45,740	36,452	1,751
1996	95,264	50,796	42,251	2,217
1997	108,450	59,281	46,436	2,733
1998	116,356	64,029	49,334	2,993
1999	127,660	69,689	54,606	3,365
2000	145,904	84,888	57,593	3,423
2001	146,124	84,977	57,473	3,674
2002	147,110	79,925	62,973	4,211
2003	143,735	76,193	63,628	3,914
2004 אומדן	152,000	79,600	67,500	4,900
2005 תחזית	161,900	84,500	72,200	5,200
		(באחוזים מהתמ"ג)		
1992	31.0	15.2	15.1	0.7
1993	31.5	16.4	14.4	0.7
1994	31.9	17.5	13.8	0.6
1995	31.1	17.0	13.5	0.6
1996	30.2	16.1	13.4	0.7
1997	30.4	16.6	13.0	0.8
1998	29.5	16.2	12.5	0.8
1999	29.7	16.2	12.7	0.8
2000	31.0	18.0	12.2	0.7
2001	30.6	17.8	12.0	0.8
2002	29.8	16.2	12.8	0.9
2003	28.6	15.2	12.7	0.8
2004 אומדן	28.9	15.1	12.8	0.9

לוח 1

הכנסות המדינה ממיסים בשנים 2005–1992 (המשך)

(במיליוני ש"ח, במחירים שוטפים ובאחוזי תמ"ג)

שנה	סך הכול	מיסים ישירים (אגף מס הכנסה ומיסוי מקרקעין)	מיסים עקיפים (אגף המכס והמע"מ)	אגרות
2005 תחזית	29.2	15.2	13.0	0.9
ממוצע 1999-1992	30.7	16.4	13.5	0.7
ממוצע 2005-2000	29.5	16.1	12.6	0.8
ממוצע 2005-1992	30.1	16.2	13.1	0.8

התפתחות הגבייה בשנת 2004 והשוואה לתקציב המקורי

בשנת 2004 יסתכמו הכנסות המדינה ממיסים, על־פי התחזית המתוקנת, בכ־152 מיליארד ש"ח, עלייה ריאלית של כ־6% לעומת שנת 2003. התחזית המתוקנת לשנת 2004 גבוהה מהתחזית המקורית בכ־1.9 מיליארד ש"ח, כתוצאה משיעורי צמיחה, הגבוהים מהחזוי ברוב בסיסי המס הן במחצית השנייה של שנת 2003 והן בשנת 2004. האצת הצמיחה אפשרה הפחתות מסים גבוהות מהמתוכנן, ואלה עצמן תמכו בהאצת הצמיחה. בניכוי גורמים אלה, יסתכם הפער בין התחזית Ex Post לתחזית המתוקנת בכ־1.8 מיליארד ש"ח. תחזית ההכנסות המתוקנת לשנת 2004 מניחה עלייה ריאלית בשיעור של כ־3.8% בתוצר המקומי הגולמי (התמ"ג), עלייה של 1.0% ברמת מחירי התוצר, והפחתות מס הנאמדות בכ־3.9 מיליארד ש"ח, כתוצאה משינויי חקיקה.

יש לציין שנתוני הגבייה לחודש יולי 2004, החודש האחרון הידוע בעת הכנת התחזית המעודכנת, מצביעים על התייצבות ברמת הגבייה, כך שאומדן ההכנסות לשנת 2004 עשוי להיות קטן מ־152 מיליארד ש"ח והפער לעומת התחזית Ex Post קטן מ־1.8 מיליארד ש"ח.

תחזית ההכנסות ממיסים בשנת 2005

הכנסות המדינה ממיסים בשנת 2004 יסתכמו כאמור, על פי התחזית המתוקנת, בכ־152 מיליארד ש"ח, עלייה ריאלית של כ־6% לעומת שנת 2003.

לוח 2
הכנסות המדינה ממיסים בשנת 2004
ביצוע עד חודש יולי ותחזית לסוף שנה
(במיליארדי ש"ח ובאחוזים)

	ינואר–יולי		אוגוסט–דצמבר		סך שנתי		שיעור שינוי ריאלי – שנת 2004 לעומת שנת 2003 (באחוזים)		
	2003	2004	2003	2004	2003	2004	ינואר–יולי	אוגוסט–דצמבר	סך שנתי
סך הכול	**82.7**	**87.7**	**61.0**	**64.3**	**143.7**	**152.0**	**7.2**	**3.7**	**5.7**
אגף מס הכנסה	**44.4**	**47.0**	**31.8**	**32.6**	**76.2**	**79.6**	**6.9**	**1.1**	**4.4**
שכירים ומיסי שכר	29.9	29.5	20.2	20.7	50.1	50.2	-0.3	0.6	0.0
חברות ועצמאיים	12.9	15.2	9.2	9.6	22.1	24.8	18.8	2.9	12.1
ניכויים משוק ההון	0.7	1.2	0.7	0.7	1.4	1.9	70.1	-4.5	33.4
מיסי נדל"ן	1.6	2.2	1.0	1.1	2.5	3.3	39.1	11.3	28.2
התאמה להגדרות תקציב	-0.7	-1.1	0.7	0.6	-0.0	-0.5			
אגף המכס	**36.0**	**38.2**	**27.6**	**29.3**	**63.6**	**67.5**	**7.4**	**4.2**	**6.0**
מע"מ	25.2	25.9	18.7	19.2	44.0	45.1	3.8	0.7	2.5
מיסי יבוא אחרים	5.5	6.6	4.6	5.6	10.2	12.2	20.6	18.4	19.7
מיסים מקומיים אחרים	5.5	5.9	4.0	4.3	9.5	10.2	8.3	7.2	7.9
התאמה להגדרות תקציב	-0.3	-0.2	0.3	0.2	-0.0	-			
אגרות	**2.3**	**2.5**	**1.6**	**2.4**	**3.9**	**4.9**	**9.5**	**47.2**	**25.1**

המקור: מינהל הכנסות המדינה.

הגבייה בשנת 2004 הושפעה משני גורמים חד פעמיים שקיזזו האחד את השני. מחד, רמת גביית המע"מ נטו הייתה נמוכה בכ־0.3 מיליארד ש"ח בשל דחיית החזרים מחודש דצמבר 2003 לחודש ינואר 2004. מאידך, גביית מס ההכנסה הייתה גבוהה בכ־0.3 מיליארד ש"ח בשל המכירה הרעיונית של ניירות ערך בבורסה בסוף שנת 2003. עד מועד זה חל מס מחזור של 1%, ואילו החל מינואר 2004, חויבו המשקיעים במס רווח הון של 15%. משקיעים שביקשו ליהנות ממס מחזור נמוך "מכרו" את מניותיהם בסוף שנת 2003, שילמו מס מחזור של 1% וקבעו מחיר קנייה גבוה לצורך חישוב רווח הון בעתיד. תוספת גבייה זו נזקפה ברובה לגביית שנת 2004.

בניכוי הפרשי עיתוי בביצוע ההחזרים ובניכוי הגבייה החד פעמית של המכירה הרעיונית של ניירות ערך, הגבייה בשנת 2004, המהווה בסיס לתחזית לשנת 2005, הסתכמה אף היא ב־152 מיליארד ש"ח.

על סכום זה, יש להוסיף תוספת של כ־11.8 מיליארד ש"ח בגין גידול נומינלי בבסיסי המס ולהפחית כ־1.9 מיליארד ש"ח בגין שינויי חקיקה.

לסיכום, מתקבלת תחזית הכנסות ממיסים לשנת 2005 של 161.9 מיליארד ש"ח (לא כולל מע"מ על ייבוא ביטחוני).

לוח 3
תחזית הכנסות המדינה ממסים בשנת 2005
(במיליארדי ש"ח)

	סך הכול	מיסים ישירים (אגף מס הכנסה ומיסוי מקרקעין)	מיסים עקיפים (אגף המכס והמע"מ)	אגרות
אומדן גבייה בשנת 2004	152.0	79.6	67.5	4.9
תיקון בסיס	0.0	-0.3	0.3	0.0
אומדן גבייה בשנת 2004 לאחר תיקון (בסיס התחזית ל־2005)	152.0	79.3	67.8	4.9
השפעת השינויים בבסיסי המס (צמיחה ומחירי תוצר)	11.8	7.0	4.5	0.3
השפעת שינויי החקיקה נטו*	-1.9	-1.8	-0.1	0.0
תחזית הגבייה לשנת 2005	161.9	84.5	72.2	5.2

המקור: מינהל הכנסות המדינה

* הפחתות מיסים בגין שינוי החקיקה בהיקף של 4.8 מיליארד ש"ח, בניכוי החלטות הממשלה על ביטול פטורים מיום 15 באוגוסט 2004 בהיקף של כ־2.9 מיליארד ש"ח.

תחזית הכנסות ממיסים ישירים לשנת 2005

הכנסות ממיסים ישירים בשנת 2005 יסתכמו ב־84.5 מיליארד ש"ח, גידול ריאלי של כ־3.3% לעומת שנת 2004 (ראה לוח 6). תרומת השינוי בבסיסי המס (הצמיחה) תסתכם בכ־7.0 מיליארד ש"ח, לפי הפירוט הבא:

מיסים על השכר

בשנת 2005, יגדל השכר הממוצע למשרת שכיר בשיעור נומינלי של 4.4% ואילו מספר המועסקים הישראלים יגדל ב־2.6%, כך שסך השכר יגדל ב־7.1%. בנוסף על כך, צפוי עדכון של כ־2% במדרגות המס בינואר 2005, בהתאם לגידול במדד המחירים לצרכן במשך שנת 2004. שילוב של עלייה בשכר הממוצע ב־4.4% ועדכון מדרגות המס ב־2% בלבד יגדיל את שיעור המס האפקטיבי. העלייה בשכר ובשיעור המס האפקטיבי תביא לתוספת של 4.3 מיליארד ש"ח בגבייה.

חברות ועצמאים

בשנת 2005, צפוי גידול נומינלי של 8.3% בתמ"ג העסקי שיתורגם לגידול ברווחיות הסקטור העסקי ויביא לתוספת גבייה של 2.5 מיליארד ש"ח.

ניכויים משוק ההון - צפויה תוספת של כ־0.1 מיליארד ש"ח כתוצאה מגידול בנכסים פיננסיים.

מיסי נדל"ן

צפויה תוספת של כ־0.1 מיליארד ש"ח, כתוצאה מעלייה מתונה במספר העסקאות בשוק הנדל"ן.

תחזית ההכנסות ממיסים עקיפים לשנת 2005

ההכנסות ממיסים עקיפים בשנת 2005 יסתכמו ב־72.2 מיליארד ש"ח, גידול ריאלי של כ־4.1% לעומת שנת 2004. תרומת השינוי בבסיסי המס תסתכם בכ־4.5 מיליארד ש"ח, לפי הפירוט הבא:

מע"מ - בסיס המס הוא הצריכה (צריכה פרטית וקניות של המגזר הציבורי) בתוספת מכירת דירות חדשות. בסיס זה יגדל נומינלי בכ־6.5%, שהם תוספת של כ־2.9 מיליארד ש"ח.

מיסי ייבוא - גביית מס קנייה תלויה בעיקר בייבוא מכוניות שצפוי לגדול נומינלית בכ־6%, בעוד שסך יבוא הסחורות יגדל נומינלית בכ־7%, כך שהגבייה תגדל בכ־0.9 מיליארד ש"ח.

מיסים מקומיים - בסיסי מיסים אלו יגדלו ב־6%, שהם תוספת גבייה של כ־0.7 מיליארד ש"ח.

תחזית הכנסות מאגרות לשנת 2005

ההכנסות מאגרות משרדי ממשלה בשנת 2005 יסתכמו ב־5.2 מיליארד ש"ח.

התחזית לוקחת בחשבון תוספת גבייה של כ־0.3 מיליארד ש"ח בגין הרחבת הפעילות.

לוח 4
הכנסות המדינה ממיסים ומתשלומי חובה בשנים 2002–2005*
(במליוני ש"ח ובאחוזים)

	גבייה בפועל	גבייה בפועל	תחזית מקורית	תחזית מתוקנת	תחזית	אחוז השינוי הריאלי לעומת השנה הקודמת (באחוזים)		
	2002	2003	2004		2005	2003	2004	2005
סך הכול (א+ב+ג)	**147,110**	**143,735**	**150,100**	**152,000**	**161,900**	**-3.0**	**5.8**	**3.6**
א. מיסים ישירים (1+3+2+4)	**79,925**	**76,193**	**77,700**	**79,600**	**84,500**	**-5.3**	**4.5**	**3.3**
1 מס הכנסה	68,976	64,772	66,300	68,200	72,300	-6.7	5.3	3.1
שכירים	36,592	32,830	33,100	33,100	35,450	-10.9	0.8	4.2
חברות	15,135	15,393	18,500	18,500	19,750	1.0	20.2	3.9
עצמאים	7,900	6,717	6,300	6,300	6,600	-15.6	-6.2	1.9
מנהלי חברות	9,348	8,408	8,400	8,400	8,400	-10.7	-0.1	-2.7
ניכויים משוק ההון		1,424		1,900	1,900		33.4	-2.7
2. מיסים על הוצאות שכר	8,780	8,890	8,650	8,650	9,300	0.5	-2.7	4.6
מס מעסיקים	1,530	1,570	1,650	1,650	1,750	1.9	5.1	3.2
מע"מ מלכ"ר	5,550	5,540	5,200	5,200	5,400	-0.9	-6.1	1.0
מע"מ פיננסי	1,700	1,780	1,800	1,800	2,150	4.0	1.1	16.2
3. מיסי נדל"ן	2,791	2,533	3,250	3,250	3,400	-9.8	28.3	1.8
מס רכוש	161	139	150	150	100	-14.0	7.6	-35.1
מס שבח	927	757	900	900	950	-19.0	19.0	2.7

לוח 4
הכנסות המדינה ממיסים ומתשלומי חובה בשנים 2002–2005* (המשך)
(במליוני ש"ח ובאחוזים)

	גבייה בפועל	גבייה בפועל	תחזית מקורית	תחזית מתוקנת	תחזית	אחוז השינוי הריאלי לעומת השנה הקודמת		
	2002	2003	2004		2005	2003	2004	2005 (באחוזים)
מס מכירה	193	188	200	200	200	-3.0	6.3	-2.7
4. התאמות להגדרות התקציב**	-621	-3	-500	-500	-500	..	..	-2.7
ב. מיסים עקיפים (1+3+2)	**62,973**	**63,628**	**67,500**	**67,500**	**72,200**	**0.3**	**6.1**	**4.1**
1. מע"מ	43,740	43,986	45,100	45,100	48,400	-0.1	2.5	4.6
2. כלל המיסים על הייבוא	10,271	10,190	12,200	12,200	13,000	-1.5	19.7	3.7
מכס	1,402	1,398	1,600	1,600	1,700	-1.0	14.4	3.4
מס קנייה על הייבוא	8,869	8,792	10,600	10,600	11,400	-1.6	20.6	3.7
3. כלל המיסים המקומיים	8,962	9,452	10,200	10,200	10,700	4.7	7.9	2.1
מס קנייה מקומי	404	371	400	400	400	-8.8	7.8	-2.7
מס דלק	6,739	7,286	8,100	8,100	8,800	7.4	11.2	5.7
מס טבק	958	992	900	900	950	2.9	-9.3	2.7
מס בולים	862	803	800	800	550	-7.4	-0.4	-33.1
ג. אגרות	**4,211**	**3,914**	**4,900**	**4,900**	**5,200**	**-7.7**	**25.2**	**3.3**

* כולל מיסים המתקבלים במט"ח, פרט למע"מ על ייבוא ביטחוני.
** העברת 10% ממס רכוש ו־15% ממס רכישה לקרן פיצויים והפרשי עיתוי בגבייה ממשרדי ממשלה דרך סילוקין.
מקור: מינהל הכנסות המדינה.

נספח: שינויי חקיקה בשנים 2005–1992

בשנים 1996-1992, פעלו שינויי החקיקה להקטנת הגבייה בהיקף מצטבר של 1.9% תוצר - 0.8% תוצר במיסים ישירים ו־1.1% תוצר במיסים עקיפים. בשנים אלו הופחתו מיסים רבים (מס הכנסה על יחידים ועל חברות, מע"מ, מכס ומס קניה) או אף בוטלו (מס מעסיקים על הסקטור העסקי, מס נסיעות, היטל ייבוא כללי והיטל על ייבוא שירותים), במטרה לסייע לצמיחת המשק ולהעמיק את שילוב ישראל בכלכלה העולמית.

השנים 1999-1997 היו שנות האטה, ובצד הפעולות לצמצום ההוצאה הממשלתית, התהפכה מגמת שינויי החקיקה והועלו שיעורי המס בכ־0.7% תוצר במטרה להקטין את הגירעון התקציבי.

ביולי 2000, לאור חידוש הצמיחה והגידול המהיר בהכנסות ממיסים הוחלט להקצות 1 מיליארד ש"ח להפחתת מיסי קנייה שהתבצעה באוגוסט 2000 ונתנה את ביטויה המלא בשנת 2001.

בשנת 2002, שוב במטרה לצמצם את הגירעון התקציבי שעלה כתוצאה מהמיתון, ולמרות שהדבר היה עלול להעמיק את המיתון, הועלו שיעורי המס בסכום של 2.1 מיליארד ש"ח.

בשנת 2003, הופחתו המיסים בכ־0.3 מיליארד ש"ח ועם היציאה מהמיתון הופנו תוספות הגבייה בשנת 2004 להפחתות בשיעורי המס בהיקף של 3.9 מיליארד ש"ח.

לסיכום, ניתן להצביע על קשר בין מחזור העסקים ושינויי החקיקה. האצה בפעילות שמגדילה את הגבייה תאפשר הפחתת שיעורי המס, בעוד שהאטה כלכלית שפוגעת בהכנסות ממיסים ומגדילה את הגירעון התקציבי מביאה את הממשלה להחליט על העלאת שיעורי המס. עוד ניתן לראות ששינויי החקיקה מתבצעים בדרך כלל בפיגור אחרי התפנית בפעילות הכלכלית, לדוגמה, המיתון האחרון התחיל ברבע האחרון של שנת 2000, אך רק באפריל 2002 הוחלט להעלות את שיעורי המס, כשהתברר שלא די בריסון ההוצאה הממשלתית כדי לצמצם את הגירעון. הפחתות המס הגדולות של שנת 2004 יוצאות דופן, בכך שהתבצעו יחד עם היציאה מהמיתון וכוונתן הייתה לתמוך בצמיחה המחודשת.

לוח 5
השפעת שינויי חקיקה על הגבייה – כל שנה לעומת קודמתה: 1992 – 2005
(במיליוני ש"ח, במחירים שוטפים ובאחוזי תוצר)

שנה	סך הכול	מיסים ישירים (אגף מס הכנסה ומיסוי מקרקעין)	מיסים עקיפים (אגף המכס והמע"מ)	אגרות
		(במיליוני ש"ח)		
1992	310	-140	450	0
1993	-860	1,010	-1,870	0
1994	-1,540	-490	-1,050	0
1995	-2,360	-1,820	-560	20
1996	-220	-1,210	990	0
1997	2,250	1,370	640	240
1998	140	70	40	30
1999	-10	-110	0	100
2000	-410	-50	-360	0
2001	-920	-220	-700	0
2002	2,120	30	1,810	-250
2003	-270	-1,890	1,890	0
2004 אומדן	-3,900	-3,250	-1,300	650
2005 תחזית	-1,930	-1,870	-60	0
		(באחוזים מהתמ"ג)		
1992	0.2%	-0.1%	0.3%	0.0%
1993	-0.5%	0.5%	-1.0%	0.0%
1994	-0.7%	-0.2%	-0.5%	0.0%
1995	-0.9%	-0.7%	-0.2%	0.0%
1996	-0.1%	-0.4%	0.3%	0.0%
1997	0.6%	0.4%	0.2%	0.1%
1998	0.0%	0.0%	0.0%	0.0%
1999	0.0%	0.0%	0.0%	0.0%
2000	-0.1%	0.0%	-0.1%	0.0%
2001	-0.2%	0.0%	-0.1%	0.0%
2002	0.4%	0.0%	0.4%	0.1%
2003	-0.1%	-0.4%	0.4%	0.0%

לוח 5

השפעת שינויי חקיקה על הגבייה – כל שנה לעומת קודמתה: 1992 – 2005 (המשך)

(במיליוני ש"ח, במחירים שוטפים ובאחוזי תוצר)

שנה	סך הכול	מיסים ישירים (אגף מס הכנסה ומיסוי מקרקעין)	מיסים עקיפים (אגף המכס והמע"מ)	אגרות
2004 אומדן	-0.7%	-0.6%	-0.2%	0.1%
2005 תחזית	-0.3%	-0.3%	0.0%	0.0%
מצטבר 1999-1992	-1.2%	-0.4%	-0.9%	0.1%
מצטבר 2005-2000	-1.0%	-1.4%	0.3%	0.1%
מצטבר 2005-1992	-2.2%	-1.9%	-0.6%	0.2%

מקור: מינהל הכנסות המדינה

בלוח 6 להלן מובא פירוט של שינויי החקיקה בשנים 2005-2004

שינויי חקיקה במיסים ישירים בשנים 2005–2004

בשנים 2005-2004, יקטינו שינויי החקיקה את גביית המיסים הישירים בהיקף מצטבר של כ־5.1 מיליארד ש"ח. להלן פירוט השינויים:

1. **השפעת השינוי בתשלום המעביד לדמי הביטוח הלאומי על מס הכנסה** - ביולי 2003 חזרה תקרת הביטוח הלאומי לפי־5 מהשכר הממוצע, לאחר שבוטלה בתקופה יולי 2002 - יוני 2003. השינוי הקטין את גביית המוסד לביטוח לאומי, אך גם הקטין את ההוצאה המוכרת למס ההכנסה של מעבידים ועצמאים, ובכך הגדיל את גביית מס ההכנסה בכ־160 מיליון ש"ח בשנת 2004.

2. **רפורמה במס הכנסה – הפחתת המס על עבודה** - בעקבות המלצות ועדת רבינוביץ הוחלט על הפחתה הדרגתית, החל משנת 2003 ועד שנת 2008, בשיעורי מס הכנסה על ההכנסה מיגיעה אישית. מאוחר יותר הוחלט על קיצור התקופה עד לשנת 2006 ועל הפחתה נוספת ייחודית לבעלי הכנסות נמוכות ובנוניות. בין השנים 2005-2003 תסתכם עלות הרפורמה בכ־12.9 מיליארד ש"ח, מתוכם 7.9 מיליארד ש"ח בשנים 2005-2004.

3. **רפורמה במס הכנסה – הגדלת המס על שוק ההון** - במסגרת אותה הרפורמה הוטל מס על הכנסות מריבית ועל רווחי הון בבורסה בהיקף כולל של 2.2 מיליארד ש"ח. הסכום הנוסף שייגבה בשנים 2005-2004 יסתכם ב־0.7 מיליארד ש"ח.

4. **רפורמה במס הכנסה – הגדלת המס על הכנסות מחו"ל בניכוי הפחתת מס רווחי הון** - במסגרת אותה הרפורמה הוטל גם מס על הכנסות מחו"ל בהיקף מצטבר של 1.0 מיליארד ש"ח, עם זאת הופחת

שיעור המס על רווחי הון ל־25% בעלות של 0.8 מיליארד ש"ח, כך שתוספת הגבייה נטו תהיה כ־0.2 מיליארד ש"ח בלבד, מתוכה כ־0.1 מיליארד ש"ח בשנת 2005.

5. **היטל בשיעור 8% על עובדים זרים** - החל מיולי 2003, כדי לצמצם את כדאיות העסקתם של עובדים זרים, הוטל היטל בשיעור של 8% על הכנסתם של עובדים זרים. הסכום שמופיע בשנת 2005 הוא תוספת הגבייה כתוצאה מהחלת מס זה על שנה מלאה.

6. **מס בשיעור 25% על זכיות בהימורים ועל פרסים** - החל מיולי 2003, במסגרת מדיניות הממשלה להרחיב את בסיס המס ולצמצם פטורים, מוטל מס בשיעור של 25% על הכנסות שמקורן בזכיות, בהגרלות ובהימורים. כדי להקל על הביצוע ניגבה המס על זכיות מעל 70,000 ש"ח. בשנת 2005 צפוי ביטול תקרת הפטור (ראה סעיף 22 להלן).

7. **ביטול ההטבה לנכים זמניים** - ביולי 2003 צומצם הפטור ממס על ההכנסה מיגיעה אישית של אדם שנקבעה לו נכות זמנית בשיעור של 90% ויותר. הפטור לא ניתן עוד לאדם שנקבעה לו נכות לתקופה שלא עולה על 185 ימים, ואילו על תקופה שבין 185 יום ועד 364 יום ניתן פטור חלקי.

8. **צמצום הזיכוי ליישובי פיתוח** - החל מיולי 2003 צומצמה רשימת היישובים המזכים את תושביהם בזיכוי ממס הכנסה.

9. **העלאת גיל הפנסיה המזכה בניכוי של 35%** - החל מינואר 2004, גיל הפנסיה המזכה מניכוי של 35% עלה מ־60 ל־65 לגבי גבר ומ־55 ל־60 לגבי אישה.

10. **מיסוי על הפרשות יתר של עובדי הרשויות המקומיות** - בשנים 1999-2003, הפרישו עובדי הרשויות המקומיות ומעבידיהם מעל התקרות לקופות גמל. המס על הפרשות אלו ייגבה בשנת 2004.

11. **הקפאת ערך נקודת זיכוי** - ערך נקודת זיכוי, כמו שאר הפרמטרים בפונקצית המס, מתעדכן על פי השינוי במדד המחירים לצרכן. הוחלט, שבשנים 2005-2008 תופסק הצמדת ערך נקודת זיכוי.

12. **חישוב נפרד** - בשנת 2004 ניתן לבני זוג ליהנות מחישוב נפרד מוגבל, גם אם קיימת תלות בין מקורות הכנסותיהם.

13. **השפעת העלאת הבלו על סולר על מס הכנסה** - בסוף שנת 2003 הועלה שיעור הבלו על סולר, כך שההוצאה המוכרת של הסקטור העסקי גדלה.

14. **הפחתת מע"מ מלכ"ר מ־9% ל־8.5%** - בחודש מארס 2004 חזרו שיעורי המע"מ (על עוסקים, מלכ"רים ומוסדות פיננסיים) לרמה שהייתה קיימת בחודש יוני 2002.

15. **הפחתת מע"מ פיננסי על השכר מ־18% ל־17%** - ראה סעיף 14 לעיל.

16. **הפחתת מע"מ פיננסי על הרווח מ־18% ל־17%** - ראה סעיף 14 לעיל.

17. **הפחתת מס חברות** - בשנת 2004 הוחלט על הפחתה הדרגתית של מס חברות מ־36% בשנת 2003 ל־30% בשנת 2007. בשנת 2005 ירד מס חברות ל־34%.

18. **השפעת הפחתת חלק המעביד בדמי ביטוח לאומי** - בשנים 2005-2007 יופחת בהדרגה חלק המעביד בדמי הביטוח הלאומי, דבר שיגדיל את ההכנסה החייבת ואת גביית מס ההכנסה החל משנת 2006.

19. **הפחתת תקרת הפטור לקרן השתלמות ל־7,000 ש"ח** - מדיניות המיסים של משרד האוצר שואפת מחד להקטין את שיעורי המס על יחידים וחברות (ראה סעיפים 2 ו־17 לעיל), ומאידך לצמצם את הטבות המס, כך שתתקבל מערכת מס יעילה ושקופה. במסגרת מדיניות זו הוחלט על רשימת צעדים שיצמצמו ואף יבטלו חלק מהטבות המס. שינויים אלה, העשויים להגדיל את ההכנסות ממיסים בשנת 2005 בכ־2.9 מיליארד ש"ח, התקבלו ע"י הממשלה בחודש אוגוסט (השינויים מפורטים בסעיפים 19 עד 26 כאן וכן בסעיפים 10 ו־11 בחלק הדן בשינויי חקיקה במיסים עקיפים). הסעיף הראשון הוא הפחתת תקרת הפטור לקרן השתלמות מ־15,700 ש"ח לחודש ל־7,000 ש"ח לחודש.

20. **ביטול הזיכוי בגין בן זוג לא עובד** - אדם שכלכלת בן זוגו מוטלת עליו, זכאי לנקודת זיכוי אחת. אישה הדורשת נקודות זיכוי בגין ילדיה וכלכלת בן זוגה מוטלת עליה, זכאית לחצי נקודת זיכוי בלבד . זיכוי זה יבוטל החל משנת 2005.

21. **הטלת מס שכר על מוסד כספי בגין הפרשות מעביד** - על מוסד כספי מוטל מע"מ של 17% על תשלומי השכר שלו, אלא שמס זה אינו חל על הפרשות סוציאליות, שהן תחליף לשכר. החל משנת 2005 יבוטל פטור זה.

22. **ביטול תקרת הפטור לזכייה בהימורים ובהגרלות** - על זכייה מעל 70,000 ש"ח בהימורים חל מס של 25%. מוצע לבטל את תקרת הפטור.

23. **העלאת שווי השימוש ברכב צמוד ב־400 ש"ח לחודש** - מוצע להעלות את שווי השימוש ברכב צמוד לערכו האמיתי.

24. **ביטול הזיכוי על הכנסות ממשמרות** - עד שנת 2004, עובד במשמרת שנייה או שלישית בתעשייה זכאי לזיכוי מס בשיעור של 15% מהכנסתו, שנבעה מעבודה במשמרות, עד למכסימום של 750 ש"ח לחודש (נכון לשנת 2004). מוצע לבטל זיכוי זה החל משנת 2005.

25. **ביטול הזיכוי להפרשות העובדים בפנסיה תקציבית** - מוצע לשלול את הזיכוי על הפרשות העובדים במסגרת הפנסיה התקציבית.

26. **הגבלת הזיכוי למעבידים באילת עד גובה המס של העובד** - כדי להוזיל את עלות העבודה באילת, ניתן למעסיקים זיכוי בשיעור של 20% מההכנסה החייבת של עובדיהם, עד לתקרת המס שנוכה משכר עובדים אלה. החל משנת 2005 יוגבל הזיכוי למס הכנסה שינוכה מכל עובד בנפרד.

שינויי חקיקה במיסים עקיפים

בשנים 2005-2004, יפחיתו שינויי החקיקה את גביית המיסים העקיפים בהיקף מצטבר של כ־1.4 מיליארד ש"ח. להלן פירוט השינויים:

1. **העלאת הבלו על הנפט** - ביולי 2003 הועלה הבלו על הנפט מ־0.08 ש"ח לליטר ל־0.38 ש"ח לליטר.

2. **צמצום הטבות מיסוי עקיף על עולים ותושבים חוזרים** - עד לשנת 2004 שילם עולה חדש מס מופחת בשיעור של 25% בתוספת מע"מ בעת רכישת רכב בנפח מנוע של עד 1750 סמ"ק ובתוספת 50% מע"מ בעת רכישת רכב בנפח מנוע גדול יותר (זאת בהשוואה לשיעור המס הכללי של 95% עד 109%). החל משנת 2005 שיעור המס יהיה 50% בתוספת מע"מ, ללא הבדל נפח מנוע. כמו כן יבוטל, החל משנת 2005, הפטור ממע"מ שניתן לעולים ולתושבים חוזרים בעת רכישת רהיטים שייוצרו בישראל. עוד הוחלט להגביל את ההטבות במכס ובמס קנייה לתושבים חוזרים ששהו בחו"ל מעל 6 שנים.

3. **ביטול מס בולים על אג"ח להמרה** - בינואר 2004 בוטל מס הבולים על הנפקת אג"ח להמרה.

4. **ביטול הדרגתי של מס בולים** - הממשלה החליטה על ביטול הדרגתי של מס בולים. הביטול יבוצע על פני 3 שנים, החל מינואר 2005.

5. **העלאת הבלו על הסולר** - בסוף שנת 2003 הועלה הבלו על הסולר מ־0.38 ש"ח לליטר ל־0.68 ש"ח לליטר. במחצית השנייה של שנת 2005 הופחת הבלו זמנית והוא צפוי לחזור ל־0.68 ש"ח לליטר בשנת 2005.

6. **ביטול המכס על מוצרי מזון נבחרים** - בתחילת שנת 2004 הוחלט להפחית את שיעורי המכס ומס הקנייה על מוצרים מסוימים, וכן להפחית את שיעור המע"מ כדי לתמוך בחידוש הצמיחה תוך שיפור חלוקת ההכנסות.

7. **הפחתת מס קנייה על מוצרי בני קיימא** - ראה סעיף 6 לעיל.

8. **הפחתת מע"מ עוסקים מ־18% ל־17%** - ראה סעיף 6 לעיל.

9. **ביטול מס קנייה על אריחים, אמבטיות וברזל** - ראה סעיף 6 לעיל.

10. **ביטול הפטור ממע"מ באילת** - עלות הפטור האמור מוערכת בכ־400 מיליון ש"ח. על אף הפטור ממע"מ, מחירי מרבית המוצרים והשירותים בעיר אילת אינם נמוכים ב־17% ממחיריהם בשאר חלקי הארץ, והנהנים העיקריים מהטבת המס הם היצרנים. במסגרת החלטת הממשלה ליעל את מערכת המס, הוחלט לבטל הטבה זו. ביטול הפטור האמור אינו צפוי לגרור עליות מחירים משמעותיות באילת.

11. **ביטול ניכוי מס תשומות ממע"מ על רכב מסחרי** - במסגרת אותה החלטת ממשלה, הוחלט לבטל את ההכרה במע"מ ברכישת רכב מסחרי.

שינויי חקיקה באגרות משרדי ממשלה

היטל הפקת מים: בשנת 2004 צפויה, מסעיף זה, תוספת הכנסות של 650 מיליון ש"ח שתשלם חברת "מקורות".

לוח 6

השפעת שינויי חקיקה על הגבייה – כל שנה לעומת קודמתה: 2004–2005

(במיליוני ש"ח, במחירי 2005)

		2004	2005
	סך הכול	**−3,900**	**−1,930**
א.	**מיסים ישירים**	**−3,250**	**−1,870**
1	ההשפעה על מס הכנסה בעקבות השינוי בתשלום המעביד לדמי ביטוח לאומי	160	0
2	רפורמה במס הכנסה - הפחתת המס על עבודה (כולל לבעלי הכנסות בינוניות ב־2004)	−4,100	−3,800
3	רפורמה במס הכנסה - הגדלת המס על שוק ההון	400	300
4	רפורמה במס הכנסה - הגדלת המס על חו"ל בניכוי הפחתת מס רווחי הון	0	100
5	היטל 8% על עובדים זרים (לא כולל עובדי סיעוד)	120	0
6	מס 25% על זכיות בהימורים ועל פרסים	100	0
7	ביטול ההטבה לנכים זמניים	120	0
8	צמצום הזיכוי ליישובי פיתוח	580	0
9	העלאת גיל הפנסיה המזכה בניכוי 35% ל־60-65	80	0
10	מיסוי על הפרשות יתר של עובדי הרשויות המקומיות בשנים 1999-2003	250	−250
11	הקפאת ערך נקודת זיכוי	0	200
12	חישוב נפרד	−90	0
13	השפעת העלאת הבלו על הסולר על מס הכנסה	−100	−100
14	הפחתת מע"מ מלכ"ר ל־8.5%	−250	−90
15	הפחתת מע"מ פיננסי על שכר ל־17%	−70	−30
16	הפחתת מע"מ פיננסי על רווח ל־17%	−50	−20
17	הפחתת מס חברות מ־36% ל־35%, 34%, 32% ו־30% ב־2004 עד 2007	−400	−400
18	השפעת הפחתת חלק המעביד בדמי ביטוח לאומי על תשלום מס הכנסה	0	0
19	הפחתת תקרת הפטור לקרן השתלמות ל־7,000 ש"ח	0	800
20	ביטול הזיכוי בגין בן זוג לא עובד	0	450
21	הטלת מס שכר על מוסד כספי בגין הפרשות מעביד	0	250
22	ביטול תקרת הפטור לזכייה בהימורים ובהגרלות	0	200
23	העלאת שווי שימוש ברכב צמוד ב־400 ש"ח לחודש	0	150
24	ביטול הזיכוי על הכנסות ממשמרות	0	170
25	ביטול הזיכוי להפרשות העובדים בפנסיה תקציבית	0	150

לוח 6
השפעת שינויי חקיקה על הגבייה – כל שנה לעומת קודמתה: 2004–2005 (המשך)
(במיליוני ש"ח, במחירי 2005)

		2004	2005
26	הגבלת הזיכוי למעבידים באילת עד גובה המס של העובד	0	50
ב.	**מיסים עקיפים**	**–1,300**	**–60**
1	העלאת הבלו על הנפט מ־0.08 ש"ח לליטר ל־0.38 ש"ח לליטר	80	0
2	צמצום הטבות מיסוי עקיף על עולים ותושבים חוזרים	0	50
3	ביטול מס בולים על אג"ח לא להמרה	-50	0
4	ביטול הדרגתי של מס בולים (תוך 3 שנים)	0	-300
5	העלאת הבלו על הסולר ונפט מ־0.38 ש"ח לליטר ל־0.68 ש"ח לליטר	1,080	140
6	ביטול המכס על מוצרי מזון נבחרים	-30	0
7	הפחתת מס קנייה על מוצרים בני קיימא	-330	-50
8	הפחתת מע"מ עוסקים ל־17%	-1,900	-500
9	ביטול מס קנייה על אריחים, אמבטיות וברזל	-150	-50
10	ביטול הפטור ממע"מ באילת	0	400
11	ביטול ניכוי מס תשומות ממע"מ על רכב מסחרי	0	250
ג.	**אגרות**	**650**	**0**
1	היטל הפקת מים על חברת מקורות	650	0

מקור: מינהל הכנסות המדינה

תחזית הטבות המס לשנת 2005

הטבות המס לשנת 2005 יסתכמו, על פי התחזית, ב־24.4 מיליארד ש"ח, שהם כ־15% מהכנסות המדינה ממסים או כ־4.4% תוצר. סכום זה נמוך בכ־7 מיליארד ש"ח בהשוואה לשנת 2002, כתוצאה מהכבדת נטל המס על ההון (במסגרת הרפורמה במס ההכנסה שנכנסה לתוקף בינואר 2003) ומצמצום או ביטול הטבות שונות שנכנסו לתוקף או שעתידות להיכנס לתוקף בשנת 2005 (כגון צמצום ההטבה לקרנות השתלמות וביטול הפטור ממע"מ באילת).

סכום זה כולל הטבות במסים ממשלתיים בלבד, ואינו כולל הטבות בדמי הביטוח הלאומי או במיסוי של הרשויות המקומיות. מתוך סכום זה יסתכמו ההטבות במס ההכנסה ובמיסי נדל"ן ב־20.9 מיליארד ש"ח, ההטבות במכס ובמע"מ ב־3.4 מיליארד ש"ח וההטבות באגרות בכ־0.1 מיליארד ש"ח.

על פי החישוב, אילו בוטלו כל הטבות המס, ניתן היה להפחית, לדוגמה, את שיעורי מס ההכנסה על יחידים ב־5 עד 15 נקודות האחוז; את שיעור מס חברות ב־3 נקודות האחוז; את שיעור המע"מ מ־17% ל־16%; ואת שיעור מס הקנייה על רכב מ־95% לכ־85%. אולם, בחישוב זה לא הובאו בחשבון ארבעה גורמים :

- **השפעות צולבות של ביטול הטבה מסוימת על עלות הטבות אחרות**. עלות כל הטבה נאמדה באופן בלתי תלוי בהטבות האחרות, דהיינו תחת ההנחה ששאר סעיפי החוק נשארים ללא שינוי. במס פרוגרסיבי, ביטול שתי הטבות בנפרד אינו דומה לביטולן יחד.

- **שינויים אפשריים בהתנהגותם הכלכלית של משלמי המס כתגובה לביטול ההטבות**. למשל, לא נלקחה בחשבון הקטנה אפשרית בצריכת פירות וירקות כתוצאה מהטלת מע"מ עליהם.

- **עלות אכיפת הגבייה**. בהמשך לדוגמה האחרונה, לא הובאה בחשבון תוספת כוח אדם הדרושה לגביית מע"מ על פירות וירקות.

- **השפעת ביטול ההטבות על חלוקת נטל המס.**

למרות סייגים אלה, החישוב מדגים עד כמה מקיפות הטבות המס, ומה גדול מרחב הפעולה שהיה מתאפשר מביטולן.

אומדן הטבות המס לשנת 2005
(במיליוני ש"ח)

סך הכול	**24,400**			
מיסים ישירים	**20,900**			
הטבות לגורמי ייצור		**1,720**		
החוק לעידוד השקעות הון			1,670	
- כללי				200
- משקיעי חוץ				370
- מסלול חלופי				1,100
מחקר ופיתוח, חיפושי נפט וסרטים			50	
זיכוי לעובדי משמרות*			0	
החוק לעידוד התעשייה			–	
הטבות לשוק ההון		**13,750**		
קופות גמל, נטו			6,250	
- הטבות בעת ההפקדה*				7,400
- בניכוי מיסוי בעת המשיכה				-1,150
קרנות השתלמות*			1,500	
הכנסה מריבית על אפיקים צמודים			4,050	
הכנסה מריבית על אפיקים לא צמודים			1,050	
רווחי הון בבורסה			900	
פטור על פדיון מנייה באגודה שיתופית			0	
דחיית מס בחלוקת אופציות לעובדים			–	
רווחה ופיזור אוכלוסייה		**3,050**		
פטור ממס הכנסה למלכ"ר			–	
פטור לקצבאות משרד הביטחון			400	

אומדן הטבות המס לשנת 2005 (המשך)
(במיליוני ש"ח)

פטור לקצבאות הביטוח הלאומי		1,500	
- קצבאות ילדים			850
- קצבאות זקנה ושארים			550
- קצבאות אחרות			100
זיכוי לעולים חדשים		60	
זיכוי בשל הוצאות רפואיות		30	
זיכוי לנטולי יכולת		30	
זיכוי לתרומות		150	
הטבות לעיוורים ולנכים		200	
זיכוי לתושבים באזורי פיתוח		600	
זיכוי למעבידים באילת*		80	
הטבות למשפחה (פרט לפטור על קצבאות ילדים)	**1,610**		
זיכוי למשפחות חד־הוריות		50	
חצי נקודת זיכוי לנשים		500	
זיכוי בגין ילדים (לרבות במשפחות חד־הוריות)		1,050	
זיכוי בגין בן זוג לא עובד*		0	
הטבות שונות במס הכנסה	**560**		
פטור על הכנסות מהימורים*		0	
פטור להשכרת דירות מגורים		500	
חיילים משוחררים		40	
ספורטאים זרים		20	

אומדן הטבות המס לשנת 2005 (המשך)
(במיליוני ש"ח)

הטבות במיסי נדל"ן		**210**	
הנחות במס רכישה			10
פטור ממס שבח לדירת מגורים			0
מס שבח מוגבל לנכסים היסטוריים			200
אגף המכס ומע"מ	**3,400**		
מכס ומס קנייה		**1,000**	
עולים חדשים			90
תושבים חוזרים			10
תיירים ישראלים			200
חלקים לרכב (כריות אוויר ו-ABS)			500
פטורים מותנים			200
מס ערך מוסף		2,400	
פירות וירקות			1,500
שירותי תיירות			900
חוק אילת*			0
אגרות	**100**		

המקור: מינהל הכנסות המדינה.

* האומדן מותנה באישור החלטות הממשלה על ידי הכנסת.

ההטבות כהוצאות תקציביות

הטבות המס, או בשמן האחר "הוצאות המס" (Tax Expenditures), מוגדרות כהפסד הכנסות הנובע מפטורים או מהנחות במיסים, הניתנים לקבוצות מסוימות של אזרחים או של פעילות כלכלית. להלן סיווג של הטבות המס:

סוג ההטבה	הגדרה	דוגמאות
פטור	הכנסה או העסקה פטורה מכל מס	פטור ממע"מ על צריכת פירות וירקות טריים
ניכוי	הפחתה של הוצאה פרטית או של חיסכון מההכנסה החייבת	ניכוי של הפרשה לקופת גמל
זיכוי	הפחתה של המס	זיכוי בגין תרומה למוסד ציבורי
שיעור מס מופחת	מס מופחת על הכנסה או על העסקה	מס חברות על מפעלים מאושרים
דחיית תשלום המס	דחיית מועד תשלום המס	פחת מואץ גבוה מהפחת הכלכלי

המושג "הוצאות מס" פותח בסוף שנות ה־60 במשרד האוצר האמריקני על ידי פרופסור Stanley Surrey, ומשנת 1974 חייב הקונגרס לכלול דיווח על הטבות המס בתקציב הממשל הפדרלי. בסך הכול, 14 מדינות מה־O.E.C.D מפרסמות תקציב הוצאות מס וכן מרבית המדינות ואף חלק מהערים שבארה"ב. בישראל מצורף דיווח דומה לתקציב המדינה, החל משנת 1986 (על פי סעיף 2(ב)(2) לחוק יסודות התקציב - 1985).

פירוט הדיווח על הטבות המס שונה ממדינה למדינה, אולם השאיפה היא שדוח כזה יכלול, ככל שהמידע קיים, את הפרטים הבאים :

- רשימה של הטבות המס
- עלות של כל הטבה
- הנהנים מההטבה (לפי עשירוני הכנסות או כל משתנה רלוונטי אחר - מין, מעמד בעבודה, אזור גיאוגרפי וכדומה);
- מטרת ההטבה והאם היא משיגה את יעדה ("מועילות");
- האם השגת היעד היא בעלות אופטימלית ("יעילות");

- האם שלטונות המס מוודאים שלא ייעשה שימוש לרעה בהטבה (ביקורת זכאות).

ההקלות במס נועדו להשיג יעדים כלכליים או חברתיים. לעתים ההקלה נועדה לעקוף קושי מינהלי, לדוגמה - דחיית מיסוי רווחי הון למועד המימוש בגלל הקושי לאמוד רווחים אלה בעת הצבירה. הקלה במס יכולה להינתן בדרך של צמצום בסיס המס או בהפחתת שיעורו. אף בדחיית תשלום המס גלומה הטבה השווה לקבלת הלוואה ללא ריבית.

הגדרה זו מניחה שהחוק קובע לכל מס את המאפיינים הבאים ("התקן"):

- **בסיס המס** - לדוגמה, בסיס מס הכנסה הוא ההכנסה נטו, ולכן ההכרה בהוצאות עסקיות הכרוכות בייצור ההכנסה אינה הטבת מס. כמו כן, הגדלת שיעורי הפחת עקב שינוי טכנולוגי לא תיחשב כהטבה, אך הגדלה לשם עידוד השקעות תיכלל ברשימת ההטבות. דוגמה נוספת היא הזיכוי לתושב (דהיינו 2.25 נקודות הזיכוי הניתנות לכל נישום והקובעות את סף המס) בהנחה שההכנסה לקיום מינימלי אינה בבסיס המס. לעומת זאת, זיכוי לנשים או לילדים ייחשב להטבת מס.

- **שיעור המס** - בהינתן שיטת מס הכנסה פרוגרסיבית על יחידים, גובה הטבת המס הגלומה בשיעור מס מוגבל על הכנסות מסוימות (כגון הכנסות משוק ההון החל מינואר 2003) הוא ההפרש בין שיעור המס המוגבל לשיעור המס השולי של מקבל ההכנסה. עם זאת יש לציין ששיעורי מס ראשונים נמוכים לא נחשבים כהטבה.

- **אפיון החייב במס.**

- **הגדרת הגבולות הגיאוגרפיים** - לדוגמה, בשיטת מס טריטוריאלית אין הפטור על הכנסות מחו"ל נחשב כהטבה.

- **מינהל המס** - הכוונה היא להוראות שונות בחוק, כגון קביעת מועד הגשת דוחות או גובה הקנסות, במקרה של איחור בתשלום המס .

לאחר קביעת התקן, כל סטייה ממנו תֵיחשב כהטבת מס. הגדרה זו בעייתית, שכן לא תמיד ברור מהו התקן שעל פיו יש לחשב את ההטבה. לדוגמה, חוק מס מעסיקים קובע שכל מעסיק חייב במס של 4% מכל תשלום על עבודה שהוא משלם לעובדיו. עם השנים הצטמצם בסיס המס, כך שרוב המעסיקים פטורים ממס מעסיקים והוא מוטל היום רק על מוסדות ציבור (למעט הממשלה). לפי ההגדרה של הטבת מס, נראה ש"ההטבה" במס מעסיקים מסתכמת ביותר מ־5 מיליארד ש"ח, בעוד שהגבייה בפועל היא כ־1.7 מיליארד ש"ח.

דוגמה נוספת להטבה הגבוהה בשיעור ניכר מהגבייה בפועל היא מס שבח על דירות מגורים. עקרונית, מכירת דירת מגורים חייבת במס שבח, אולם רובן הגדול של העסקות פטורות ממס זה. במקרים אלה נקבע שלא לראות בפטורים הטָבָה ולא לכלול אותם בתקציב הטבות המס.

רק סעיפי הטָבָה, שעומדים ביחס "סביר" לגבייה בפועל ייכללו בתקציב. בסופו של דבר, גם הקביעה לגבי מהו "יחס סביר" היא שרירותית, ויש להתייחס, אפוא, להיקף הטבות המס המדווח בכפוף להסתייגויות אלו. חשוב להדגיש שלהחלטה הטכנית לכלול סעיף ברשימת ההטבות אין השלכה על ההחלטה הערכית בדבר ההטבה הרצויה.

לא רק הגדרת ההטבות נתונה לוויכוח, גם כימותָן בעייתי. השיטה שנבחרה כאן לבניית אומדן הטבות המס מניחה שההטבה הנדונה היא היחידה שקיימת, ללא חישוב ההשלכות ההדדיות שבין הטבות המס למיניהן, ומבלי להביא בחשבון את השינוי האפשרי בהתנהגות הכלכלית במקרה של ביטול ההטבה. שינוי בסעיף מסוים אינו חייב, אפוא, לגרום לשינוי באותו הערך בהכנסות המדינה, ונקודה זו תקפה עוד יותר בצירוף של כמה סעיפים.

רוב סעיפי האומדן הם על בסיס מימוש בשנת 2005, למעט הסעיף המתייחס להטבות בשוק ההון, כפי שיפורט להלן. רמת הפירוט של הנתונים תלויה במידע שהצטבר במינהל הכנסות המדינה. סעיפים מסוימים מפורטים, בעוד שבסעיפים אחרים האומדנים כלליים. עקב קשיים בחיזוי מידת המיצוי של הטבות המס, האומדנים מבוססים על נתונים לא מעודכנים, לעתים עד כדי פיגור של חמש שנים, המתורגמים למחירים הרלוונטיים לשנת 2005.

היתרונות והחסרונות של הטבות מס ככלי מדיניות

כאשר מתגלה כשל שוק המצדיק התערבות ממשלתית שתטיב עם סוג אוכלוסייה או סוג פעילות כלשהי, נשאלת השאלה באיזו דרך רצוי לבחור כדי להעביר את ההטבה - הטבת מס או הוצאה ישירה.

יש הטוענים כי להוצאות מס יש יתרון על פני הוצאות תקציביות בכך שמנגנון המס יכול לחלק את ההטבות לאוכלוסייה רחבה ובעלות נמוכה, אולם נראה שטיעון זה אינו עומד תמיד במבחן המציאות. מחד, מנגנון של חלוקת תשלומי ההעברה עשוי להיות לא פחות יעיל משיטת הטבות המס (למשל חלוקת קצבאות ילדים על ידי המוסד לביטוח לאומי), ומאידך, חלוקה דרך מנגנון המס עלולה לצרוך משאבים יקרים לבקרת הזכאות לאותה ההטבה, מה עוד שמיומנות שלטונות המס היא בגביית מיסים ולא בהכוונת פעילות כלכלית או בפיזור אוכלוסייה לפריפריה.

בצד החסרונות, נשמעת לעתים הטענה שהנהנים העיקריים מהטבות המס הם השכבות המבוססות. לדוגמה, הקלה במס הכנסה מפלה לרעה את העניים הנמצאים מתחת לסף המס. ניתן כמובן להתגבר על חיסרון זה על ידי הפעלת שיטת מס הכנסה שלילי, שיטה זו תחייב החלטה על הוצאה במסגרת תקציב המדינה.

חיסרון נוסף של הטבות מס הוא הנטל שהן מטילות על שלטונות המס, הנאלצים להקדיש חלק מתקציבם למניעת השימוש לרעה בהקלות מס, ועל מקבלי ההטבות הנדרשים להוכיח את זכאותם. ככל שאי הוודאות המשפטית גדלה, עולה העלות למשק. לדוגמה, חברות מאושרות על פי חוק עידוד השקעות הון זוכות לשיעור מס חברות מופחת ואף לפטור ממס חברות, בתנאי שעמדו בתנאים מסוימים. השילוב של הטבות משמעותיות ואי הוודאות בעמידה בתנאי הזכאות גורם לחיכוכים ולמחלוקות בין שלטונות המס והנישומים ופוגע בדבר שרצו לעודד - השקעות ותעסוקה.

החיסרון הגדול של הטבות המס נובע מהיעדר דיון ציבורי בתועלת שבהן, ומכך שהן אינן זוכות לאישור תקופתי, להבדיל מתקציב ההוצאות של הממשלה, המאושר בחוק הכנסת מדי שנה. סעיף ההקלות לכריות אוויר ולמערכת ABS הוא דוגמה טובה לחיסרון של הטבות מס. משניתנה הטבה זו, אין דיון תקופתי על תועלתה או יעילותה, למרות השינוי בתנאי השוק. בעבר, בעת חדירת אביזרים אלה לשוק, היה אולי היגיון בהטבה שנועדה לעודד את רכישתם משיקולי בטיחות. כיום, הם הפכו למעין תקן ומרבית כלי הרכב מצוידים בכריות אוויר ו/או מערכת ABS, כך שהיה עדיף לבטל את ההטבה, תוך הקטנת שיעור מס קנייה על כלי רכב.

תקציב הוצאות המס נועד, אפוא, לכַמת עלויות אלה ולפרסמן, על מנת שניתן יהיה להשוות בין הטבת מס לבין הוצאה תקציבית ישירה, אולם מטרה זו טרם הושגה. למרות הזמן הרב שעבר מפרסום תקציב הוצאות המס לראשונה, השוואת הטבת מס מול הוצאה ישירה היא נדירה בישראל ואף בעולם.

עדיפות הפחתת המיסים לכלל על פני הטבות ייחודיות

הטבת מס מטיבה אמנם עם מקבליה, אך היא מעבירה את נטל תשלום המס אל שאר האוכלוסייה ובכך מְרֵעָה את מצבה. הטבות מס משַנות את חלוקת הנטל, אך תוך כדי כך מסרבלות את חוקי המס, מעודדות התחמקות והימנעות מתשלום מס אמת, פוגעות ברווחת כלל הציבור והמשק ומסתירות את ההיקף האמיתי של מעורבות הממשלה במשק.

נראה אם כן שעדיפה רפורמה המשלבת הפחתת שיעורי המס לכלל האוכלוסייה עם ביטול הטבות לקבוצות אוכלוסייה ייחודיות. רפורמות מסוג זה, במינונים שונים, בוצעו בישראל בשנת 1975 ובשנת 2003, בארה"ב הן בוצעו בשנת 1986, ולאחר מכן גם בחלק גדול ממדינות המערב.

משנת 1990 ועד שנת 2002 נעשו בישראל ניסיונות רבים להקטין את היקף הטבות המס, ניסיונות שעלו יפה רק בחלקם. מחד גיסא, בוטלו או הופחתו ההטבות לתלמידים במוסדות להשכלה גבוהה; לעובדים במשמרות; להוצאות רפואיות; לחיילים משוחררים (ההטבה הוחזרה החל משנת 2000); להנחות ממעביד לעובדיו; לעולים חדשים המקבלים סל קליטה; ולבעלי עניין בחברה תעשייתית בגין רווחי הון שצמחו בטרם הונפקה החברה בבורסה. בשנת 1997 הוטל מס הכנסה על רשות הנמלים והרכבות ועל רשות שדות התעופה ובוטל הפטור למזגנים לרכב; בשנת 1998 צומצם הזיכוי ממס קנייה על כריות אוויר ומערכות ABS (תוך כדי ביטול ההזדקקות למסמכים המעידים על ערכם של אביזרים אלה); משנת 1999 חייבים בעלי שליטה בחברה במס רווחי הון על אחזקותיהם בבורסה; בשנת 2000 חויבו הפרשות המעביד לקצבה מעל פי ארבעה מהשכר הממוצע במס בידי העובד; ובשנת 2002 נקבע שהחל משנת 2005 תבוטל בהדרגה ההטבה במס שבח על נכסים שנרכשו עד שנת 1960 והנמצאים בבעלות חברות או בבעלות יחידים שקיבלו את הנכס בפירוק חברה (יחידים או אגודות שיתופיות ימשיכו ליהנות מהמס המופחת על נכסים שנרכשו עד שנת 1960).

לעומת זאת, עד שנת 2002, נכשלו רוב הניסיונות להקטין את הטבות המס המשמעותיות. כך בשוק ההון, בקצבאות זקנה וילדים, במס ערך מוסף על פירות וירקות ועל שירותי תיירות ובהכנסות מהימורים ומהגרלות. בתחומים אחרים אף חלה במשך השני, נסיגה והורחבו הטבות המס - ניתנה חצי נקודת זיכוי לנשים; הורחבה תחולתו של חוק אילת; נחקק חוק אזורים חופשיים לייצור; ניתן ניכוי לעצמאים בגין הפרשות לקרנות השתלמות; ניתן זיכוי לחיילים משוחררים; הועלו שיעורי הזיכוי למתגוררים בקו העימות; ניתנו הקלות לתושבי עכו ולתושבי הנגב; והועלתה תקרת הזיכוי לתרומות עד ל־2 מיליון ש"ח (רטרואקטיבית החל משנת 2000).

על רקע זה יש לראות בשנת 2002 נקודת ציון חשובה. בשנה זו התקבל החוק לתיקון מקיף לפקודת מס הכנסה ("הרפורמה") אשר כלל שינויים מהותיים במס הכנסה על יחידים בישראל - הפחתה הדרגתית בשנים 2003 עד 2006 בשיעורי המס על עבודה יחד עם צמצום של הטבות המס הניתנות להכנסות מהון ומעבר משיטת מס טריטוריאלית לשיטת מס פרסונלית.

בנוסף לרפורמה, הוטל בשנת 2002, מס על שווי ההטבה הגלומה בשימוש פרטי בטלפונים סלולריים. בשנת 2003 צומצם הזיכוי ממס לתושבי אזורי פיתוח; בוטל הזיכוי בגין הורים נטולי יכולת ולנכים זמניים; הוטל מס על זכיות בהימורים, בהגרלות ובפרסים (מעל תקרה של 70,000 ש"ח לזכייה); וצומצמו ההטבות במיסוי עקיף לעולים ולתושבים חוזרים.

בחודש אוגוסט 2004 החליטה הממשלה על צמצום נוסף בהטבות המס, לפי הרשימה הבאה:

	תוספת גבייה במיליוני ש"ח
הפחתת תקרת הפטור לקרן השתלמות להכנסה חודשית של 7,000 ש"ח	800
ביטול הזיכוי בגין בן זוג לא עובד	450
ביטול הפטור ממע"מ באילת	400
ביטול תקרת הפטור ממס על זכייה בהימורים ובהגרלות	200
ביטול הזיכוי על הכנסות מעבודה במשמרות	150
הגבלת הזיכוי למעבידים באילת למס הכנסה המוטל על העובד	50

למרות השינוי לטובה שחל בשנת 2002, הניסיון הבין־לאומי והישראלי מלמד שקשה לבצע ולהתמיד בביטול הטבות, שכן קבוצות לחץ העלולות להפסיד ממהלך זה חזקות דיין כדי לצמצם את ההפסד ואף להחזיר לעצמן את ההטבה שאבדה. לעומת זאת, לכלל הציבור הנפגע מההטבות הספציפיות אין בדרך כלל שדולה או אמצעי לחץ.

תחזית ההטבות במיסים ישירים

בשנת 2005 יסתכמו ההטבות במס ההכנסה ובמיסי נדל"ן ב־20.9 מיליארד ש"ח, לפי הפירוט הבא:

	במיליארדי ש"ח	באחוזים
השקעות הון ומשמרות	1.7	8
שוק ההון	13.7	66
רווחה ופיזור אוכלוסייה	3.1	14
תחום המשפחה	1.6	8
מיסי נדל"ן	0.2	1
הטבות שונות	0.6	3
סך הכול	**20.9**	**100.0**

הטבות לגורמי ייצור

החוק לעידוד השקעות הון - אומדן הטבת המס מתבסס על ההפרש שבין שיעור מס של 25%, המוטל על חברה בעלת מפעל מאושר, לבין שיעור מס של 34% על חברות רגילות.

חברה שיש בה השקעות חוץ נהנית משיעורי מס מופחתים של 10% עד 20%, בהתאם למשקלה של השקעת החוץ.

"המסלול החלופי" מאפשר לחברה בעלת מפעל מאושר לוותר על מענקים וליהנות משיעור מס אפס למשך שנתיים, שש או עשר שנים, בהתאם לאזור הפיתוח שבו ממוקם המפעל. הטבה זו היא למעשה דחיית מס - בעת חלוקת הרווח, ייגבה מס בשיעור של 25% (בתוספת מס על דיווידנד).

מחקר ופיתוח, חיפושי נפט והפקת סרטים - הוצאות למטרות אלה מותרות בניכוי שוטף, אף שלמעשה אינן הוצאות שוטפות.

זיכוי לעובדי משמרות - עד שנת 2004, עובד במשמרת שנייה או שלישית בתעשייה היה זכאי לזיכוי מס בשיעור של 15% מהכנסתו, שנבעה מעבודה במשמרות, עד למכסימום של 750 ש"ח לחודש (נכון לשנת 2004). החל מיולי 1990 לא ניתן זיכוי להכנסה ממשמרות שהיקפה, בצירוף ההכנסה הרגילה, עולה על 8,570 ש"ח לחודש (נכון לשנת 2004).

על פי החלטת הממשלה מ־15 באוגוסט 2004, הטבה זו תבוטל החל משנת 2005.

החוק לעידוד התעשייה (מיסים) - החוק מאפשר לחברות תעשייתיות לנכות פחת בגין נכסי קניין רוחני והוצאות הנפקה ולהגיש דוחות מאוחדים לצורכי מס. אין אומדן כמותי להטבות אלה.

הטבות לשוק ההון

קופות גמל

בחודש אפריל 2004 התקבל חוק הפיקוח על עסקי ביטוח (תיקון מס' 12), התשס"ד-2004 (ס"ח 1936 מיום 4 באפריל 2004 , עמוד 370). במקביל בוצע תיקון עקיף בפקודת מס הכנסה (תיקון 138) בנושאים הקשורים להטבות מס ביחס להפרשות לקופות גמל וקרנות פנסיה. על פי תיקון זה, החל משנת 2005 תוקטן התקרה המזכה מ־9,900 ש"ח לחודש ל־7,000 ש"ח לחודש ויוגדל שיעור הפרשת העובד לקופת גמל מ־5% ל־7%. בעת כתיבת שורות אלו נדונה גם האפשרות להעלות את תקרת הפרשת המעביד.

- **קופת גמל לתגמולים**

– **הפרשות המעביד** - עד 5% ממשכורתו של העובד עד לתקרת ההכנסה המזכה (7,000 ש"ח לחודש בשנת 2005) ועוד עד 8.33% מהמשכורת לקופת גמל לפיצויים ללא תקרה. הפרשה לתגמולים העולה על התקרה ו/או על 5% ממשכורתו של העובד תיחשב כהכנסה חייבת בידי העובד במועד ההפרשה.

– **זיכוי לעובד** - זיכוי ממס בשיעור של 25% מהסכומים ששילם העובד לקופת גמל לתגמולים או לביטוח חיים עד ל־5% מההכנסה המזכה לגבי ביטוח חיים או ל־7% מההכנסה המזכה לגבי קופת גמל (עד תקרת ההכנסה המזכה).

– **ניכוי לעובד עצמאי** (לרבות עובד שכיר על רכיבי שכרו שאינו מהווה בסיס להפרשות המעביד)

הכנסת עבודה - 5% מהכנסתו המזכה שהיא הכנסת עבודה ושלגביה המעביד לא שילם עבורו לקופת גמל לתגמולים או לקצבה, והוא אינו זכאי בשלה לקצבה על פי דין אחר או חוזה.

הכנסה שאיננה הכנסת עבודה - 7% הכנסה מהכנסתו המזכה שאיננה הכנסת עבודה.

- **קופת גמל לקצבה**

– **הפרשות המעביד**

הפרשה לקופת גמל שאינה קופת ביטוח - עד 14.33% ממשכורתו של העובד (8.33 לפיצויים ו־6% לקצבה) עד לתקרה בגובה ארבע פעמים השכר הממוצע במשק עבור חלק ההפרשה לקצבה

הפרשה לקופת גמל שהיא קופת ביטוח - עד 13.33% ממשכורתו של העובד (8.33% לפיצויים ו־5% לקצבה) עד לתקרה בגובה ארבע פעמים השכר הממוצע במשק עבור חלק ההפרשה לקצבה.

– **זיכוי לעובד** - זיכוי בשיעור של 35% מהסכומים ששילם העובד לקופת גמל לקצבה עד ל־7% מההכנסה המזכה.

– **ניכוי לעובד עצמאי** (לרבות עובד שכיר על רכיבי שכרו שאינו מהווה בסיס להפרשות המעביד)

הכנסת עבודה - 5% מהכנסתו המזכה עד לתקרת ההכנסה המזכה שהיא הכנסת עבודה ושלגביה המעביד לא שילם עבורו לקופת גמל לתגמולים או לקצבה, והוא אינו זכאי בשלה לקצבה על פי דין אחר או חוזה.

הכנסה שאינה מעבודה - 7% מהכנסתו המזכה שאיננה הכנסת עבודה ועוד אחוז נוסף עבור כל הפקדה מעל לשיעור של 12% מההכנסה האמורה, ועד לניכוי מקסימלי בשיעור של 11%.

קרנות השתלמות

הפרשת המעביד לקרן השתלמות, בשיעור שאינו עולה על 7.5% (או 8.4% לעובדי הוראה), פטורה ממס בידי העובד - עד למשכורת מרבית של 15,712 ש"ח (נכון לשנת 2004).

תקרת ההטבה צמודה לפעמיים תקרת השכר לצורכי תשלום תוספת יוקר. התקרה הועלתה ריאלית בעשרות אחוזים בשנת 1995, מ־8,600 ש"ח באוגוסט 1994, ל־12,000 ש"ח בפברואר 1995. עקב כך גדלה ההטבה הגלומה בקרנות השתלמות.

ביולי 1985 בוטל הזיכוי של 25% על הפרשת העובד.

החל משנת 1996 הורחבה ההטבה לאוכלוסיית העצמאים, ועצמאי שמפריש לקרן השתלמות עד 2.3% מהכנסתו (עד תקרה) זכאי לניכוי בשיעור שאינו עולה על 1.5%. בשנת 1997 הועלו שיעורים אלה ל־4.7% ול־3%, והחל משנת 1998 ל־7% ול־4.5%, בהתאמה. תקרת ההטבה לעצמאי גבוהה מזו של העובד השכיר - כ־17,600 ש"ח לעומת 15,712 ש"ח כאמור.

על פי החלטת הממשלה מיום 15 באוגוסט 2004, תוקטן תקרת ההטבה ל־7,000 ש"ח החל משנת 2005.

הכנסות מריבית

עד שנת 2002 ובשנה זו, אומדן ההטבה בסעיף זה הביא בחשבון את הפטור על הכנסות מריבית באפיקים צמודים וכן את הפטור על הרכיב הריאלי בהכנסות מריבית על אפיקים לא צמודים. החל משנת 2003, הריבית הריאלית באפיקי חיסכון צמודים חייבת במס בשיעור מוגבל של 15% ואילו באפיקים לא צמודים, הריבית הנומינלית חייבת במס בשיעור מוגבל של 10%. ההטבה היא ההפרש בין שיעור המס המוגבל לשיעור המס השולי של מקבלי ההכנסות מריבית.

קשיש יחיד וזוג קשישים זכאים לניכוי מהכנסה זו עד ל־4,200 ש"ח בשנה ו־6,240 ש"ח בשנה, בהתאמה. כמו כן, משפחות עם הכנסה שנתית כוללת של עד 50,160 ש"ח, זכאיות לניכוי מהכנסה מריבית עד 5,280 ש"ח בשנה (כל הנתונים נכונים לשנת 2004).

האומדן לא כולל את הפטור על הריבית על פיקדונות תושבי חוץ בבנקים ישראליים.

רווחי הון בבורסה

רווחי ההון בבורסה משתנים במידה רבה משנה לשנה. אומדן ההטבה בסעיף זה מבוסס, לפיכך, על ההנחה כי התשואה ההונית הריאלית, שהציבור הרחב משיג מהשקעתו במניות (ללא דיבידנדים החייבים במס) מגיעה לשיעור שנתי ממוצע של 5%. יש לציין שהתשואה הממוצעת הרב שנתית גבוהה מ־5%, אך היא כוללת את התשואה של בעלי עניין, שלהם תשואה גבוהה מזו של הציבור הרחב.

עד לשנת 1991, נישומים שפרק ב' ל"חוק התיאומים" חל עליהם (בעיקר חברות ויחידים החייבים לנהל פנקסים לפי שיטת החשבונאות הכפולה), היו חייבים רק במס חלקי על רווחיהם הריאליים בבורסה. החל משנת 1992 חויבו נישומים אלה, שאינם בעלי עניין (הכוונה לנישומים שמניותיהם מקנות להם פחות מ־10% מזכויות ההצבעה בחברה), במס מלא. מצבם של נישומים בעלי עניין, לעומת זאת, לא השתנה עד שנת 1998, אך החל משנת 1999 גם נישומים אלה חייבים במס.

עד שנת 2003, "הציבור הרחב" (נישומים שפרק ב' ל"חוק התיאומים" לא חל עליהם, לא כולל ממשלה, הציבור הזר וקופות הגמל המחזיקים ניירות ערך), לא חויב במס על רווחי הון בבורסה. החל משנה זו, במסגרת הרפורמה, הרכיב הריאלי של רווחי הון אלה חויב בשיעור מס מוגבל של 15%. שנת 2003 הייתה שנת מעבר, שבה במקום המס על הרווח הריאלי, הוטל מס מחזור של 0.5% במחצית הראשונה של השנה ו־1% במחצית השנייה של השנה. ההטבה בסעיף זה היא ההפרש בין שיעור המס המוגבל לשיעור המס השולי של בעלי הכנסות מרווחי הון בבורסה.

פטור מפדיון מניה באגודה שיתופית

בתנאים מסוימים, עד שנת 2002, רווח הון מפדיון מניה באגודה שיתופית היה פטור (עד תקרה). הטבה זו בוטלה במסגרת הרפורמה.

דחיית מס בחלוקת אופציות לעובדים

על פי סעיף 102 לפקודת מס הכנסה, ניתן לדחות את מועד אירוע המס לאחר מתן האופציות לעובד. אין בידנו אומדן של ההטבה הגלומה בדחיית תשלום המס.

רווחה ופיזור האוכלוסייה

פטור ממס הכנסה למלכ"ר

מלכ"רים פטורים ממס על הכנסותיהם שלא מעסק. אין נתונים על היקף ההטבה.

פטור על קצבאות משרד הביטחון

פטור על תגמולים ישירים, הניתנים מטעם אגף השיקום במשרד הביטחון למשפחות שכולות, לאלמנות ולנכים (למעט רכב, דיור ושיקום).

פטור לקצבאות הביטוח הלאומי

קצבאות ילדים - הפטור חושב בהנחה שכל הקצבה תחויב במס המשולם על ידי ראש המשפחה.

קצבאות זקנה ושאירים - הפטור על קצבאות אלה אמור היה להתבטל בספטמבר 1991, על פי החלטת הממשלה, אך היא חזרה בה ולכן הפטור בעינו עומד.

קצבאות אחרות - פטור על קצבאות בגין נכות כללית, נפגעי פעולות איבה, ניידות ומענק לידה. לעומת זאת, דמי אבטלה, דמי פגיעה בעבודה, דמי לידה ותשלומים למשרתים במילואים חייבים במס.

זיכוי לעולים חדשים - עולים חדשים זכאים ל־3 נקודות זיכוי נוספות ב־18 החודשים הראשונים לעלייתם ארצה, ל־2 נקודות זיכוי בשנה שלאחר מכן ולנקודת זיכוי אחת בשנה שלאחריה.

זיכוי בשל הוצאות רפואיות - עד ליולי 1990 ניתן זיכוי (בשיעור שבין 25%-35%) על הוצאות רפואיות, בגבולות מסוימים. מאז ניתן הזיכוי רק להוצאות בשל אחזקת קרוב במוסד, בשיעור של 35% מההוצאה העולה על 12.5% מההכנסה החייבת.

זיכוי לנטולי יכולת – עד שנת 2002, נישום שטיפל בהורה, בבן זוג או בילד נטולי יכולת, היה זכאי ל־2 נקודות זיכוי, בתנאי שלא ביקש זיכוי בשל הוצאות רפואיות בגין אותו המטופל. החל משנת 2003, ההטבה ניתנת רק להורה שיש לו ילד נטול יכולת.

זיכוי לתרומות - 35% זיכוי (גם לחברות) מסכום התרומה, עד לתקרה של 30% מההכנסה החייבת או עד ל־480,000 ש"ח לשנה (נכון לשנת 2000), הנמוך מבין שניהם. בשנת 2001 הועלתה (רטרואקטיבית משנת 2000) התקרה ל־2 מיליון ש"ח וניתנה אפשרות לפרוס תרומות העולות על תקרה זו לשנתיים קדימה.

עיוורים ונכים - פטור על הכנסה מיגיעה אישית של עיוורים ונכים עד 41,000 ש"ח לחודש, או על הכנסות אחרות עד 4,910 ש"ח לחודש (נכון לשנת 2004). בסעיף זה היו כלולים, עד חודש יוני 2003, גם בעלי נכות זמנית, כתוצאה ממחלות קשות. החל מיולי 2003, ההטבה מוענקת רק לנישומים עם נכות לתקופה של מעל לשנה. נכים עם נכות לתקופה של בין חצי שנה לשנה מקבלים הטבה מוקטנת.

זיכוי לתושבים באזורי פיתוח - ההנחה ממס ניתנת למתגוררים ביישובי פיתוח, שהוגדרו לצורך זה. הזיכוי הוא בשיעורים של 13% עד 25%, בהגבלה של תקרה. רשימת היישובים הזכאים צומצמה החל מיולי 2003 וההטבה קטנה מכ־1.5 מיליארד ש"ח לכ־0.6 מיליארד ש"ח.

יש לציין שהפטור ממע"מ באילת אינו נכלל בסעיף זה, אלא בהטבות במיסים עקיפים. ראה סעיף מס ערך מוסף בהמשך.

זיכוי למעבידים באילת - כדי להוזיל את עלות העבודה באילת, ניתן למעסיקים זיכוי בשיעור של 20% מההכנסה החייבת של עובדיהם, עד לתקרת המס שנוכה משכר עובדים אלה. החל משנת 2003 צומצמה ההטבה, כך שהיא אינה מותנית בשל העסקת קרוב או בעל שליטה בחברה המעבידה.

על פי החלטת הממשלה מיום 15 באוגוסט 2004, החל משנת 2005 יוגבל הזיכוי למס הכנסה שנוכה מכל עובד בנפרד.

הטבות למשפחה

זיכוי למשפחות חד הוריות ולגרושים - נקודת זיכוי אחת ניתנת לראש משפחה חד הורית (בנוסף לנקודת זיכוי אחת בגין כל ילד) ולגרוש המשתתף בכלכלת ילדיו הנמצאים אצל בן הזוג.

חצי נקודת זיכוי לנשים - נשים, בחישוב שומה נפרד, זכאיות לחצי נקודת זיכוי נוספת; נשים בחישוב מאוחד זכאיות לאותה ההטבה, בתנאי שהן "בן הזוג הרשום".

זיכוי לאמהות עובדות - אישה עובדת, בחישוב שומה נפרד, הייתה זכאית, עד ליולי 1990, לנקודת זיכוי אחת בשל כל אחד מילדיה שלא מלאו לו עדיין 18 שנה. מאז יולי 1990 ועד שנת המס 1995, ניתנה נקודת זיכוי אחת בגין כל ילד אי זוגי בלבד, בעוד שאם או אב חד הוריים המשיכו ליהנות מנקודת זיכוי מלאה עבור כל ילד. החל משנת המס 1996 שוב נתנה לכל אישה, בחישוב שומה נפרד, נקודת זיכוי אחת בגין כל ילד, למעט ילדים בשנת הולדתם הראשונה ובשנה שמלאו להם 18, אשר בגינם ניתנת חצי נקודה זיכוי בלבד. זוג, בחישוב שומה מאוחד, זכאי לרבע נקודת זיכוי בשל ילדיו שלא מלאו להם 18 שנה.

זיכוי בגין בן זוג שאינו עובד - אדם שכלכלת בן זוגו מוטלת עליו זכאי לנקודת זיכוי אחת. (אישה הדורשת נקודות זיכוי בגין ילדיה, זכאית לחצי נקודת זיכוי בלבד כאשר כלכלת בן זוגה מוטלת עליה.)

על פי החלטת הממשלה מיום 15 באוגוסט 2004, זיכוי זה יבוטל החל משנת 2005.

הטבות שונות במס הכנסה

פטור על הכנסות מהימורים, הגרלות ופרסים – עד יולי 2003, הכנסה מהימורים, מהגרלות ומפרסים הייתה פטורה ממס. ביולי 1996 החליטה הממשלה להטיל מס על הכנסות העולות על 1,000 ש"ח שהתקבלו מהימורים ומהגרלות, אך החלטה זו לא מומשה בפועל. החל מיולי 2003, כל זכייה העולה על 70,000 ש"ח, חייבת ב־25% מס. עלות הפטור בשנת 2004, על זכיות של עד 70,000 ש"ח, הסתכמה בכ־200 מיליון ש"ח לשנה.

על פי החלטת הממשלה מיום 15 באוגוסט 2004, פטור זה יבוטל כליל החל משנת 2005.

פטור משכר דירה - שכר דירה מהשכרת דירת מגורים פטור ממס עד לסכום חודשי של 7,390 ש"ח (נכון לשנת 2004). בשנת 2005 ובשנת 2006 יקטן סכום זה ל־5,540 ש"ח ול־3,695 ש"ח, בהתאמה. מעל לסכום זה פוחת הפטור שקל כנגד שקל.

זיכוי לחיילים משוחררים - החל משנת 2000, חיילים ומתנדבים בשירות לאומי ששירתו 24 חודשים לפחות זכאים לשתי נקודות זיכוי נוספות לתקופה של שנתיים מיום שחרורם. מי ששירת בין 12 ל־24 חודשים זכאי לנקודת זיכוי אחת.

ספורטאים ועיתונאים זרים - אלה זכאים, במשך שלוש השנים הראשונות לשהותם בארץ, לנכות מהכנסתם החייבת את דמי השכירות ואת הוצאות האירוח ששילמו בישראל. על הכנסתם לאחר ניכויים אלה, עליהם לשלם מס בשיעור של 25% בלבד.

הטבות במיסי נדל"ן

הטבות במס רכישה

מס הרכישה מופחת לנכה, נפגע, בן משפחה של נִסְפָּה ועולה חדש (עד תִקרה שנקבעה). גם במכירה ללא תמורה, מיחיד לקרובו, ניתנת הנחה של שני שלישים לעומת השיעור הרגיל.

הטבות במס שבח

הטבות במס שבח לדירות מגורים - לפי חוק מס שבח, רשאי בעל דירת מגורים אחת למכור אותה אחת ל־18 חודשים בפטור מלא ממס שבח. מי שברשותו יותר מדירת מגורים אחת, רשאי למכור בפטור ממס דירת מגורים אחת, פעם בארבע שנים.

כיוון שרוב דירות המגורים נמכרות בפטור ורק מיעוטן חייב במס שבח, כימות ההטבה הוא חסר משמעות ואינו מובא כאן.

הטבות במס שבח לנכסים היסטוריים - נכסים שנרכשו עד 1960 חייבים בעת מכירתם במס שבח מוגבל, בין 12% ל־24% בלבד. החל משנת 2005 תצומצם הטבה זו בהדרגה לנכסים שבידי חברות.

הטבות במס רכוש

עד שנת 1999, הסתכמה גביית מס רכוש בכ־1 מיליארד ש"ח בשנה. בחודש מארס 1999 הוחלט על ביטול מס רכוש החל משנת 2000 (למעשה נקבע שיעור מס של 0%). כמו כן, על חובות העבר ניתנו הטבות שונות כמו ויתור על קנסות וריביות ופריסת תשלומים. עלות הטבות אלו לא נאמדה כאן.

תחזית ההטבות במיסים עקיפים

בשנת 2005 יסתכמו הטבות המס באגף המכס והמע"מ ב־3.4 מיליארד ש"ח - 1.0 מיליארד ש"ח במכס ובמס קנייה ו־2.4 מיליארד ש"ח במע"מ.

מכס ומס קנייה

עולים חדשים - אומדן ההפסד מההנחה במיסים עקיפים לעולים מבוסס על הטבה מרבית של 10,000 ש"ח למשפחת עולים מארצות הרווחה (משפחת עולים מארצות מצוקה זכאית למענק מכס, אך להטבות מס פחותות), למעט מכוניות, ועוד 20,000 ש"ח בממוצע עבור מכונית.

עד לשנת 2004, שילם עולה חדש מס מופחת בשיעור של 25% בתוספת מע"מ בעת רכישת רכב בנפח מנוע של עד 1750 סמ"ק ו־50% בתוספת מע"מ בעת רכישת רכב בנפח מנוע גדול יותר (זאת בהשוואה לשיעור המס הכללי של 95% עד 109%). החל משנת 2005 שיעור המס יהיה 50% בתוספת מע"מ ללא הבדל נפח מנוע.

כמו כן יבוטל, החל משנת 2005, הפטור ממע"מ שניתן לעולים ולתושבים חוזרים בעת רכישת רהיטים שיוצרו בישראל.

תושבים חוזרים – עד שנת 2004, תושבים חוזרים ששהו מעל לשנתיים בחו"ל זכו להטבות במכס ובמס קנייה. משנת 2005, הטבות אלו יינתנו רק לשוהים בחו"ל מעל 6 שנים.

תיירים - ישראלים מעל גיל שנתיים החוזרים מחו"ל, פטורים ממכס וממס קנייה על סחורה שהביאו עימם לצריכה עצמית, בשווי של עד 200 דולר.

חלקים לרכב – רכב המצויד בכריות אוויר ובמערכת ABS נהנה מזיכוי במס קנייה של עד 4,200 ש"ח. עלות הטבה זו גדלה בשנים האחרונות יחד עם השכיחות של אביזרים אלה בכלי הרכב החדשים.

פטורים מותנים - במקרים כגון פטור למוסדות להשכלה גבוהה על ייבוא חומר מדעי וחינוכי, פטורים על פי אמנות בינלאומיות או פטור למוסדות בריאות, ניתנים פטורים מותנים במכס ובמס קנייה.

מס ערך מוסף

מס ערך מוסף בשיעור אפס חל על צריכת פירות וירקות טריים, וכן על צריכה של תיירים זרים בבתי מלון (וברכישת שירותים ומוצרים נוספים על ידי תיירים זרים).

גם הצריכה באזור אילת (פרט לצריכת מוצרים בני קיימא וסיגריות) פטורה ממע"מ, עד שנת 2004. על פי החלטת הממשלה מיום 15 באוגוסט 2004 , יבוטל פטור זה החל משנת 2005.

חלק ה

תכנית תקציב רב־שנתי

מונחת על שולחן הכנסת

התקציב הרב־שנתי

התקציב הרב־שנתי לשנים 2005-2007 פורט ברמה של "מעטפות". כל "מעטפה" כוללת סוג של הוצאות עם מאפיינים משותפים. בהתאם ל"חוק יסוד: משק המדינה", משמשת תכנית התקציב הרב־שנתי בסיס לתקציב המפורט בשנת התקציב העוקבת.

תכולת המעטפות

התקציב הרגיל

משרדי הממשלה	כל ההוצאות המינהליות של משרדי הממשלה
ביטחון וביטחון הפנים	הוצאות מערכת הביטחון, הוצאות חירום אזרחיות, תיאום הפעולות בשטחים, המשטרה, שירות בתי הסוהר ומשק הדלק לשעת חירום
שירותי חברה ורשויות מקומיות	הוצאות מערכת החינוך, ההשכלה הגבוהה, הבריאות, העבודה והרווחה, וכן תשלומים לרשויות המקומיות
תשלומי העברה לפרטים	העברות האוצר למוסד לביטוח לאומי, גימלאות ופיצויים לעובדי המדינה וכן תגמולים לנכים
תמיכה במחירי מוצרים ושירותים	בעיקר סבסוד המים לחקלאות והתחבורה הציבורית
קליטה ישירה	הוצאות ישירות לקליטה, כגון "סל הקליטה"
מענקי שיכון	מענקים לעולים ולזכאים אחרים לרכישת דירות ולתמיכות בשכר דירה
עידוד המגזר העסקי	הוצאות בגין החוק לעידוד השקעות הון, מענקי מחקר ופיתוח ומענקים לענפי החקלאות
תשלום ריבית וסבסוד האשראי	תשלומי ריבית על חובות פנימיים וחיצוניים של המדינה
רזרבות	הרזרבה הכללית

תקציב פיתוח וחשבון הון

השקעות בתשתית	השקעות הממשלה בתשתית הכבישים, במים, בתעשייה, בכיתות הלימוד, במוסדות בתחום הבריאות ובמבני ממשלה
השקעות בשיכון	השקעות משרד הבינוי והשיכון בתשתית ובדיור
משכנתאות	משכנתאות לזכאים, עולים וותיקים
אשראי סיוע	אשראי סיוע למגזר העסקי ולפיתוח מפעלי ביוב
תשלום חובות	תשלומי קרן על חובות פנימיים וחיצוניים של המדינה.

תכנית תקציב רב־שנתי*
(באלפי ש"ח)

	הצעת התקציב לשנת 2005	תכנית התקציב לשנת 2006	תכנית התקציב לשנת 2007
סך הכול כללי	**264,462,929**	**266,797,240**	**267,080,362**
חלק א: תקציב רגיל	193,805,237	193,775,923	193,990,947
חלק ב: תקציב פיתוח וחשבון הון	70,657,692	73,021,317	73,089,415
חלק א: תקציב רגיל	**193,805,237**	**193,775,923**	**193,990,947**
משרדי הממשלה	10,999,568	10,822,322	10,976,705
ביטחון וביטחון הפנים	49,560,905	49,976,038	50,188,732
שירותי חברה ורשויות מקומיות	51,468,899	51,080,086	50,629,017
תשלומי העברה לפרטים	31,517,245	31,887,800	32,972,016
תמיכות במחירי מוצרים ושירותים	3,391,768	2,891,238	2,880,238
קליטה ישירה	1,341,203	1,266,663	1,166,663
מענקי שיכון	2,390,948	2,410,948	2,410,948
עידוד המגזר העסקי	1,534,822	2,840,315	2,758,315
תשלום ריבית וסבסוד אשראי	36,515,500	35,276,134	34,683,934
רזרבות	5,084,379	5,324,379	5,324,379
חלק ב: תקציב פיתוח וחשבון הון	**70,657,692**	**73,021,317**	**73,089,415**
השקעות בתשתית	8,066,953	8,132,236	8,413,234
השקעות בשיכון	1,047,071	1,160,864	1,160,864
משכנתאות	2,817,849	3,067,849	3,067,849
אשראי סיוע	1,089,619	1,097,768	1,097,768
תשלום חובות	57,636,200	59,562,600	59,349,700

* לא כולל בנק ישראל.

חלק ו

נספחים

עקרונות חוק התקציב

עיקרי החוק

חוק התקציב השנתי מוגש בהתאם להוראות "חוק יסוד: משק המדינה", שלפיהן ייקבע תקציב המדינה בחוק למשך שנה, ויכלול את ההוצאות הצפויות והמתוכננות של הממשלה. החוק גם קובע שהצעת התקציב תהיה מפורטת ותונח על שולחן הכנסת לא יאוחר מ־60 יום לפני תחילת שנת התקציב.

"חוק יסודות התקציב, התשמ"ה-1985" הוא שהניח את היסוד לחוקי התקציב השנתיים, כדלקמן:

- הפרטים והמבנה של חוק תקציב שנתי
- סמכויות הממשלה לשנות במהלך השנה את התקציב ואת התחומים שבהם היא נדרשת לקבל את אישור הכנסת או את אישורה של ועדת הכספים של הכנסת
- דרכי השימוש ברזרבות
- עדיפות חוק התקציב על חוקים אחרים ודרכי אכיפתו
- מגבלות אשראי על רשויות מקומיות ועל גופים מתוקצבים
- הוראות מיוחדות לגבי גופים מתוקצבים.

בהתאם לאמור בחוק יסודות התקציב, מוצע חוק התקציב השנתי, הקובע את ההוצאה המרבית שמורשית הממשלה להוציא בשנת הכספים השוטפת, ואת חלוקתה לסעיפי התקציב, לתחומי פעולה ולתכניות, כמפורט בתוספת הראשונה לחוק.

בנוסף לכך נקבעו בחוק גם סכומים מרביים להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח אדם. גם אלה מוגדרים ברמת סעיפים, תחומי פעולה ותכניות, והם מפורטים ב"תוספת הראשונה".

ב"תוספת השנייה" לחוק קבועים סעיפי התקציב של המפעלים העסקיים.

שר האוצר, כממונה על ביצוע התקציב השנתי, מוסמך להתקין תקנות והוראות מינהל לביצועו.

חוק ההרשאה

חוק התקציב בישראל הוא חוק הרשאה, המתיר לממשלה להוציא בשנת הכספים את הסכומים הנקובים בו, אך אינו מחייב אותה לעשות כן. הרשאה זו מתייחסת להוצאה, להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח האדם.

הוצאה

תקציב ההוצאה לשנה מסויימת מתיר לממשלה להוציא באותה השנה סכום שחלוקתו מופיעה בטור הראשון של "התוספת הראשונה" לחוק. הממשלה רשאית, באישור ועדת הכספים של הכנסת, להעביר סכומים בין סעיפי התקציב השונים.

הוצאה מותנית בהכנסה

הרשאה נוספת, המותנית בקבלת הכנסות מגורמים חוץ ממשלתיים. חלוקת הוצאה זו מופיעה בטור השני של "התוספת הראשונה".

הרשאה להתחייב

בנוסף למגבלה על ההוצאה בפועל, מגביל החוק התחייבויות באמצעות הרשאה להתחייב. הרשאה זו, המופיעה בטור השלישי של "התוספת הראשונה", מציינת את הסכום המרבי שהממשלה רשאית להתחייב עליו באותה התכנית, במשך שנת הכספים. גם אם יתבצע התשלום בשנים הבאות, הֶסדר זה מאפשר לממשלה לפעול במסגרת תכניות רב־שנתיות בפיקוח תקציבי נאות.

לגבי תכניות בתקציב הרגיל שבהן לא נקוב סכום הרשאה להתחייב, אלא סכום הוצאה ו/או הוצאה מותנית בהכנסה, ניתן להתחייב בגובה הסכומים האלה, במידה שההוצאה תיעשה במרוצת אותה שנת הכספים, או בשנת הכספים שלאחריה.

שיא כוח האדם

מספר המשרות המרבי שהממשלה ראשית למלא בשנה מסוימת מופיע בטור הרביעי של "התוספת הראשונה".

בסיס ההוצאה בתקציב

בסיס המזומנים

חוק התקציב מושתת על בסיס המזומנים. כהוצאה תקציבית נחשב תשלום במזומן או זיכוי של החשב הכללי.

בסיס הביצוע

כדי לאפשר למפעלים העסקיים, המוכרים מוצרים ושירותים לציבור, לנהל מערכת חשבונאות קרובה ככל האפשר לזו של גוף מסחרי, הושתת התקציב שלהם על אותו בסיס הביצוע. כלומר, הוצאה של מפעלים עסקיים אלה נחשבת בתור שכזו כאשר בוצעה העבודה או משנתקבל השירות או הנכס, בין אם בוצע התשלום ובין אם נדחה למועד מאוחר יותר. על אותו הבסיס מוגדרת גם ההכנסה של המפעלים העסקיים.

הרזרבות

ב"תוספת הראשונה" קיימת הרזרבה הכללית. כן קיימות בתקציב רזרבות מיועדות בתקציבי המשרדים השונים. החוק מקנה לשר האוצר סמכות לקבוע, באישור ועדת הכספים של הכנסת, את המטרות והיעדים להוצאת סכומי הרזרבות.

השימוש בעודפי השנה הקודמת

כספים שלא הוצאו בשנה מסויימת ניתנים לניצול בשנה שלאחריה, בתנאי שנותר עודף בסעיף ההוצאה הראשי. שר האוצר מוסמך לאשר עודפים לניצול, לאחר מתן הודעה על כך לוועדת הכספים של הכנסת. הסכום המותר לשימוש ייתווסף לסכומים המאושרים בתקציב השנה השוטפת.

עודפים מיוחדים

באישור ועדת הכספים של הכנסת, רשאי שר האוצר לכלול ברשימת העודפים המיוחדים פרטי הוצאה מתקציב השנה הקודמת, שלגביהם לא יקוזזו הגירעונות, אם יהיו כאלה, בסעיפי תקציב ראשיים שבהם מופיעים פרטי ההוצאה האמורים.

השינויים בחוק התקציב במהלך שנת הכספים

"חוק יסודות התקציב" מאפשר ביצוע שינויים במהלך השנה. כל שינוי בתכנית טעון הודעה לוועדת הכספים של הכנסת. שינויים בשיעורים העולים על השיעורים הנקובים בחוק מחייבים את אישורה המוקדם של הוועדה.

דוח תקבולים, הוצאות ומילוי משרות

על שר האוצר להגיש לכנסת דוח על התקבולים, ההוצאות ומילוי המשרות בתקציב, לכל תוספותיו וחלקיו, תוך שישה חודשים מתום שנת הכספים.

בנוסף לכך, על השר להגיש לוועדת הכספים של הכנסת, בסוף כל רבעון, אומדן של ביצוע הגירעון ומימונו, המבוסס על נתוני קופה.

ביצוע התקציב

התקנת תקנות והאצלת סמכויות

שר האוצר ממונה על ביצוע "חוק יסודות התקציב" וחוק התקציב השנתי. הוא רשאי להתקין תקנות, לרבות פירוט נוסף של תכניות, וכן להאציל את סמכויותיו לפי "חוק יסודות התקציב", לרבות הסמכות להתקין תקנות ביצוע, כולל סדרי ניהול כספים וחשבונות, פרט לתקנות בעלות תוקף תחיקתי.

פיקוח על הביצוע מבחינת חוקיות ההוצאה

הסמכות לפקח על ביצוע התקציב מבחינת חוקיות ההוצאה, העמידה במסגרת התקציב המאושר והתקנת התקנות בדבר סדרי ניהול כספים וחשבונות, מואצלות כל שנה לחשב הכללי. הוא פועל באמצעות חשבי המשרדים, הצמודים למשרדים השונים, אך אחראים ישירות בפניו וכפופים לו מבחינה ארגונית. חתימת חשב המשרד היא תנאי הכרחי למתן תוקף לכל התחייבות או הוצאה של הממשלה.

ביצוע התקציב לגבי תאגידים

סעיפי חוק התקציב המתייחסים לגופים מתוקצבים, לרשויות מקומיות ולגופים נתמכים, מַקנים סמכויות ביצוע, בנוסף לשר האוצר, גם לשרים הנוגעים בדבר (השרים הממונים).

ביקורת חיצונית על ביצוע התקציב

ביקורת חיצונית על ביצוע חוק התקציב נתונה בידי מבקר המדינה, המגיש את הדין וחשבון השנתי שלו לכנסת. הערות והמלצות של מבקר המדינה, הנוגעות לחוק התקציב ולביצועו, לדין וחשבון על התקבולים והוצאות המדינה ולמאזן התחייבויותיה וזכויותיה של המדינה, נדונות בוועדה לענייני ביקורת המדינה. מסקנות הוועדה מובאות לאישור הכנסת.

מסמכי חוק התקציב

הצעת חוק התקציב השנתי מפרטת את סך ההוצאה השנתית, שמותר לממשלה להוציא בשנת הכספים. כמו כן, מפורטים תקציב ההוצאה המותנית בהכנסה, שיא כוח האדם, תקציבי המפעלים העסקיים וההלוואות מבנק ישראל.

להצעת חוק התקציב מצורפות שתי תוספות:

התוספת הראשונה

פירוט תקציב ההוצאות

כאן מפורטים תקציב ההוצאה, ההוצאה המותנית בהכנסה, הרשאה להתחייב ושיא כוח האדם של הממשלה. בצד ההוצאות, מורכבת התוספת הראשונה משלושה חלקים:

חלק א: התקציב הרגיל
תקציב זה מסווג לפי תחומי מימשל ומינהל, ביטחון, רשויות מקומיות, שירותי חברה, ענפי המשק, תשלומי ריבית (למעט לבנק ישראל) וסבסוד אשראי ורזרבות.

חלק ב: תקציב פיתוח וחשבון הון
חלק זה כולל השקעות ישירות של הממשלה בתחומים שונים, מתן אשראי ותשלומי קרן.

חלק ג: החזר חובות לבנק ישראל
חלק זה כולל תשלומי קרן וריבית לבנק ישראל, בגין מקדמות משנים עברו.

תחזית התקבולים והמילוות

גם תחזית ההכנסות מחולקת לשלושה חלקים:

חלק א: תקבולים שוטפים
חלק זה כולל מיסים על הכנסה ורכוש, מיסים על הוצאה, אַגרות בעד שירותים, ריבית ורווחים, תמלוגים ותקבולים אחרים.

חלק ב: תקבולים ממילוות וחשבון הון

חלק זה כולל החזרי השקעות של הממשלה ופירעון הלוואות שנתנה, הפרשות לפנסיה ופיצויים, מילוות שקיבלה בארץ, מילוות ומענקים שקיבלה מחו"ל.

חלק ג: תקבולים מבנק ישראל

חלק זה כולל את מקדמת בנק ישראל למימון החזר החוב לבנק ישראל.

תחזית תקציב הוצאות המס - ההטבות

בתחזית זו מפורטים הסכומים שלא ייגבו בשל הטבות מס, לפי חלוקה להטבות במס הכנסה והטבות במיסים עקיפים.

התוספת השנייה

תוספת זו כוללת פירוט התקבולים, ההוצאות, ההרשאה להתחייב ושיא כוח האדם של המפעלים העיסקיים של הממשלה. התוספת השנייה מורכבת משני חלקים:

חלק א: תחזית תקבולים של מפעלים עסקיים

חלק זה כולל את תקבולי המפעלים העסקיים (לדוגמה: לשכת הפרסום הממשלתית, מינהל מקרקעי ישראל), התקבולים המופיעים כאן נחשבים כתקבולי המדינה, אך אינם כלולים באומדן התקבולים והמילוות בתוספת הראשונה.

חלק ב: תחזית ההוצאות של מפעלים עסקיים

חלק זה כולל את אומדני ההוצאות של המפעלים העיסקיים.

מחירי התקציב

הסכומים בחוק ובלוחות התקציב נקובים באלפי ש"ח. הנתונים לגבי הצעת תקציב 2005 הם במחירים של ממוצעים משוערים לתקופה ינואר-דצמבר 2005. הנתונים המתייחסים לתקציב 2004 נקובים במחירי התקציב המקורי 2004 ונתוני ביצוע התקציב של 2003 הם במחירים בפועל בשנת התקציב 2003.

מקדמי המעבר לשנות התקציב 2003–2005

ממוצע לעומת ממוצע (באחוזים)

	2003	2004	2005
קניות	0.0	0.0	0.0
שכר במגזר הציבורי	1.6	-5.0	2.9
שכר ממשלתי	3.0	-4.2	4.3
מטבע חוץ (דולר)	17.1	-8.9	-0.9
תשומות בנייה	0.0	0.0	0.0

מקדמי התקציב מקדמים את רמת המחירים, שעל בסיסה נבנה תקציב השנה השוטפת, לרמה הממוצעת החזויה לשנת התקציב הבאה. אי לכך, אין לראות במקדמי המעבר המופיעים בלוח דלעיל תחזיות לעליית מחירים לשנה הבאה.

משרדי הממשלה יתייחסו לתקציב במחירים נומינליים ויתכננו את הוצאותיהם בהתאם לתקציב.

שיא כוח אדם לשנים 2003–2005

		הצעת התקציב לשנת 2005	תקציב מקורי לשנת 2004	ביצוע התקציב לשנת 2003
	סך הכול כללי	**74,398**	**75,477**	**72,308**
	סך הכול משרדי ממשלה	**56,352**	**57,267**	**54,464**
01	נשיא המדינה	38	39	38
02	הכנסת*	395	411	361
04	משרד ראש הממשלה	815	731	746
05	משרד האוצר	5,141	5,387	4,921
06	משרד הפנים	781	742	724
07	המשרד לביטחון הפנים	24,230	23,359	22,647
08	משרד המשפטים	3,162	3,095	2,853
09	משרד החוץ	919	937	923
11	משרד מבקר המדינה**	515	536	481
14	בחירות ומימון מפלגות			
15	משרד הביטחון	1,785	1,859	1,880
17	תיאום הפעולות בשטחים	156	187	155
19	משרד המדע	38	39	37
20	משרד החינוך	1,678	1,672	1,739
22	המשרד לענייני דתות			349
23	משרד הרווחה	2,232	3,631	3,607
24	משרד הבריאות	7,726	8,172	8,3360
25	תגמולים לנכים	61	51	46
26	המשרד לאיכות הסביבה	195	188	178
29	משרד הבינוי השיכון	627	630	597
30	המשרד לקליטת העלייה	419	399	377
33	משרד החקלאות ופיתוח הכפר	1,322	1,320	1,300
34	משרד התשתיות הלאומיות	261	265	244
36	משרד התעשיה, המסחר והתעסוקה	1,680	394	393

* הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת, ע"י יו"ר הכנסת, ומהווה חלק מחוק התקציב.

** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

שיא כוח אדם לשנים 2005–2003 (המשך)

		הצעת התקציב לשנת 2005	תקציב מקורי לשנת 2004	ביצוע התקציב לשנת 2003
37	משרד התיירות	148	152	137
39	משרד התקשורת	90	92	84
40	משרד התחבורה	524	1,072	1,032
43	המרכז למיפוי ישראל	238	247	246
46	חוק חיילים משוחררים	22	22	22
54	רשויות הפיקוח	7	7	5
68	היחידה לעניין העובדים הזרים	55	55	
47	רזרבה כללית	1,092	1,576	
	סך הכול מפעלים עסקיים	**18,046**	**18,210**	**17,844**
	-------------------------	------	------	--------
89	מפעלי משרד ראש הממשלה ומשרד האוצר	109	113	121
94	בתי חולים ממשלתיים	17,439	17,588	17,210
95	נמל יפו ונמל חדרה	5	4	2
96	בנק הדואר	3	3	3
98	מינהל מקרקעי ישראל	490	502	507

סך תקני כוח אדם לשנת 2005*

		שיא כוח אדם	עבודה ארעית במונחי משרות	סך תקני כוח אדם
	סך הכול כללי	**74,398**	**15,035**	**89,433**
	סך הכול משרדי ממשלה	**56,352**	**13,910**	**70,262**
01	נשיא המדינה	38	15	53
02	הכנסת	395	0	395
04	משרד ראש הממשלה	815	496	1,311
05	משרד האוצר	5,141	1,134	6,275
06	משרד הפנים	781	711	1,492
07	המשרד לביטחון הפנים	24,230	2,841	27,071
08	משרד המשפטים	3,162	2,906	6,068
09	משרד החוץ	919	159	1,078
11	משרד מבקר המדינה**	515	0	515
14	בחירות ומימון מפלגות		620	620
15	משרד הביטחון	1,785		1,785
17	תיאום הפעולות בשטחים	156	68	224
19	משרד המדע	38	24	62
20	משרד החינוך	1,678	635	2,313
23	משרד הרווחה	2,232	425	2,657
24	משרד הבריאות	7,726	1,534	9,260
25	תגמולים לנכים	61	29	90
26	המשרד לאיכות הסביבה	195	275	470
29	משרד הבינוי השיכון	627	163	790
30	המשרד לקליטת העלייה	419	121	540
33	משרד החקלאות ופיתוח הכפר	1,322	670	1,992
34	משרד התשתיות הלאומיות	261	140	401
36	משרד התעשיה, המסחר והתעסוקה	1,680	152	1,832
37	משרד התיירות	148	35	183
39	משרד התקשורת	90	57	147

* תקני שיא כוח אדם ועבודה ארעית.

** תקציב מבקר המדינה אינו מובא לאישור הכנסת אלא לידיעה בלבד

סך תקני כוח אדם לשנת 2005 (המשך)

		שיא כוח אדם	עבודה ארעית במונחי משרות	סך תקני כוח אדם
40	משרד התחבורה	524	358	882
43	המרכז למיפוי ישראל	238	32	270
46	חוק חיילים משוחררים	22	0	22
54	רשויות הפיקוח	7	110	117
56	נציבות שוויון זכויות		5	5
68	היחידה לעניין העובדים הזרים	55	197	252
47	רזרבה כללית	1,092		1,092
	סך־הכל מפעלים עסקיים	***18,046***	***1,125***	***19,171***
89	מפעלי משרד ראש הממשלה ומשרד האוצר	109	25	134
94	בתי חולים ממשלתיים	17,439	905	18,344
95	נמל יפו ונמל חדרה	5	3	8
96	בנק הדואר	3		3
98	מינהל מקרקעי ישראל	490	193	683

תקציב הוצאות ברוטו לשנים 2005–2003
(באלפי ש"ח)

		הצעת התקציב לשנת 2005	חוק מקורי לשנת 2004	ביצוע התקציב לשנת 2003
	סך הכול כללי	**276,937,600**	**267,621,390**	**269,676,943**
חלק א:	תקציב רגיל	205,139,357	200,555,700	199,153,953
חלק ב:	תקציב פיתוח וחשבון הון	71,798,243	67,065,690	68,414,509
חלק ג:	החזר חובות לבנק ישראל			2,108,481
חלק א:	**תקציב רגיל**	**205,139,357**	**200,555,700**	**199,153,953**
	מימשל ומינהל	**22,992,733**	**20,834,639**	**20,011,694**
01	נשיא המדינה	26,175	24,888	25,091
02	הכנסת	318,743	312,035	292,103
03	חברי הממשלה	15,667	16,213	15,877
04	משרד ראש הממשלה	716,709	565,907	545,786
05	משרד האוצר	1,791,049	1,751,863	1,543,047
06	משרד הפנים	387,490	392,552	661,525
07	המשרד לביטחון הפנים	7,430,773	7,166,454	6,941,458
08	משרד המשפטים	2,152,742	1,985,726	1,727,289
09	משרד החוץ	1,342,642	1,279,816	1,240,859
11	משרד מבקר המדינה*	192,217	159,912	170,843
12	גימלאות ופיצויים	7,721,747	5,586,044	5,738,966
13	הוצאות שונות	402,831	1,145,069	404,552
14	מימון מפלגות	109,750	63,815	314,111
19	משרד המדע והטכנולוגיה	137,647	137,044	158,719
26	המשרד לאיכות הסביבה	203,973	203,567	211,010
68	היחידה לעניין העובדים הזרים	42,578	43,734	20,458
	ביטחון	**46,493,848**	**47,177,747**	**53,488,315**
15	משרד הביטחון	46,107,040	46,837,978	53,065,509

* תקציב מבקר המדינה אינו מובא לאישור הכנסת אלא לידיעה בלבד

תקציב הוצאות ברוטו לשנים 2005–2003 (המשך)
(באלפי ש"ח)

		הצעת התקציב לשנת 2005	חוק מקורי לשנת 2004	ביצוע התקציב לשנת 2003
16	הוצאות חירום אזרחיות	224,191	175,334	257,846
17	תיאום הפעולות בשטחים	162,617	164,435	164,960
18	**רשויות מקומיות**	**3,440,617**	**2,411,216**	**3,583,205**
	==============	=========	=========	=========
	שירותי חברה	**82,759,079**	**81,415,934**	**80,366,622**
	============	==========	==========	==========
20	משרד החינוך	25,906,312	25,898,315	24,937,977
21	ההשכלה הגבוהה	5,755,580	5,411,607	5,942,975
22	המשרד לענייני דתות			1,469,580
23	משרד העבודה והרווחה	4,048,987	5,437,507	5,382,339
27	העברות לביטוח לאומי	21,347,283	20,919,170	20,721,846
24	משרד הבריאות	16,824,213	15,401,362	15,592,060
25	תגמולים לנכים	1,510,679	1,640,847	1,529,085
29	משרד הבינוי והשיכון	240,658	234,161	235,101
30	המשרד לקליטת העלייה	1,419,111	1,477,995	1,272,837
32	תמיכות במחירי מצרכי יסוד ובייצור חקלאי	4,377,915	3,867,275	2,373,888
46	חוק חיילים משוחררים	1,326,016	1,125,409	906,811
56	נציבות שוויון זכויות לאנשים עם מוגבלות	2,325	2,286	2,123
	כלכלה ומשק	**7,853,201**	**7,637,176**	**9,221,326**
	============	=========	=========	=========
33	משרד החקלאות	951,077	1,093,158	1,137,479
34	משרד התשתיות הלאומיות	170,232	170,691	206,350
31	הוצאות משק הדלק			83,520
35	הוועדה לאנרגיה אטומית	147,927	149,421	148,630
36	משרד התעשייה המסחר והתעסוקה	1,629,459	158,794	194,072
37	משרד התיירות	208,204	267,530	268,195
38	תמיכות בענפי משק	1,642,093	1,941,251	2,644,424
39	משרד התקשורת	49,286	54,746	55,529

תקציב הוצאות ברוטו לשנים 2003–2005 (המשך)
(באלפי ש"ח)

		הצעת התקציב לשנת 2005	חוק מקורי לשנת 2004	ביצוע התקציב לשנת 2003
40	משרד התחבורה	382,462	522,088	462,728
42	מענקי בינוי ושיכון	2,398,735	2,607,971	3,273,946
43	המרכז למיפוי ישראל	94,940	90,647	81,284
28	אחזקת כבישים בין־עירוניים		471,423	502,292
54	רשויות פיקוח	103,286	109,456	162,877
58	תאגידים עירוניים למים וביוב	75,500		
44	**סיבסוד אשראי**	**31,066**	**27,108**	**21,687**
45	**תשלום ריבית ועמלות**	**36,484,434**	**35,645,501**	**32,461,104**
	רזרבות	**5,084,379**	**5,406,379**	
47	רזרבה כללית	5,084,379	5,406,379	
חלק ב:	**תקציב פיתוח וחשבון הון**	**71,798,243**	**67,065,690**	**68,414,509**
	תקציב פיתוח	14,162,043	16,041,962	13,249,670
	השקעות במימשל ומינהל	**634,273**	**595,064**	**628,357**
51	דיור ממשלתי	63,678	69,343	40,181
52	המשטרה ובתי הסוהר	316,250	308,537	357,927
53	בתי המשפט	160,293	164,737	172,255
55	האוצר	94,052	52,447	57,994
57	**הרשויות המקומיות**	**161,204**	**400,457**	**442,547**
	השקעות בשירותי חברה	**5,853,807**	**8,075,636**	**5,550,921**

תקציב הוצאות ברוטו לשנים 2005–2003 (המשך)
(באלפי ש"ח)

		הצעת התקציב לשנת 2005	חוק מקורי לשנת 2004	ביצוע התקציב לשנת 2003
60	חינוך	931,913	371,619	569,865
67	בריאות	190,036	199,943	248,739
70	שיכון	4,731,858	7,504,074	4,732,317
	השקעות בענפי המשק	**7,512,759**	**6,970,805**	**6,627,845**
72	חקלאות			8,894
73	מפעלי מים	666,510	534,476	762,818
76	פיתוח תעשייה	108,828	111,292	101,430
78	תיירות	85,680	98,108	92,243
79	פיתוח תחבורה	3,572,881	3,236,666	3,516,933
83	הוצאות פיתוח שונות	3,078,860	2,990,263	2,145,527
84	תשלום חובות - קרן	57,636,200	51,023,728	55,164,839
חלק ג:	**החזר חובות לבנק ישראל**			**2,108,481**
99	ריבית לבנק ישראל			1,468,721
	קרן לבנק ישראל			639,760

תקציב הוצאות נטו לשנים 2003–2005
(באלפי ש"ח)

		הצעת התקציב לשנת 2005	חוק מקורי לשנת 2004	ביצוע התקציב לשנת 2003
	סך הכול כללי	**264,462,929**	**255,360,210**	**254,258,472**
חלק א:	תקציב רגיל	193,880,737	189,371,271	184,482,724
חלק ב:	תקציב פיתוח וחשבון הון	70,582,192	65,988,939	67,667,267
חלק ג:	החזר חובות לבנק ישראל			2,108,481
חלק א:	**תקציב רגיל**	**193,880,737**	**189,371,271**	**184,482,724**
	מימשל ומינהל	**21,233,169**	**19,352,254**	**19,169,575**
01	נשיא המדינה	25,557	24,271	23,966
02	הכנסת	312,603	306,895	285,297
03	חברי הממשלה	15,667	16,213	15,877
04	משרד ראש הממשלה	685,963	537,197	525,892
05	משרד האוצר	1,532,231	1,523,721	1,406,641
06	משרד הפנים	352,964	362,617	631,744
07	המשרד לביטחון הפנים	7,044,832	6,795,696	6,606,629
08	משרד המשפטים	1,690,198	1,544,362	1,529,556
09	משרד החוץ	1,285,526	1,222,181	1,182,115
11	משרד מבקר המדינה*	192,217	159,912	170,843
12	גימלאות ופיצויים	7,335,079	5,393,877	5,738,966
13	הוצאות שונות	307,480	1,049,718	377,168
14	מימון מפלגות	109,750	63,815	314,111
19	משרד המדע והטכנולוגיה	121,492	118,947	142,222
26	המשרד לאיכות הסביבה	179,032	189,098	198,090
68	היחידה לעניין העובדים הזרים	42,578	43,734	20,458
	ביטחון	**42,516,073**	**42,247,034**	**45,473,501**
15	משרד הביטחון	42,191,393	41,969,189	45,125,557
16	הוצאות חירום אזרחיות	224,191	175,334	247,981

* תקציב מבקר המדינה אינו מובא לאישור הכנסת אלא לידיעה בלבד

תקציב הוצאות נטו לשנים 2003–2005 (המשך)
(באלפי ש"ח)

		הצעת התקציב לשנת 2005	חוק מקורי לשנת 2004	ביצוע התקציב לשנת 2003
17	תיאום הפעולות בשטחים	100,489	102,511	99,963
18	**הרשויות המקומיות**	**3,440,617**	**2,411,216**	**3,583,205**
	===============	=========	=========	=========
	שירותי חברה	**78,127,624**	**77,454,633**	**75,562,616**
	============	==========	==========	==========
20	משרד החינוך	24,574,084	24,685,348	23,638,772
21	ההשכלה הגבוהה	5,755,580	5,411,607	5,936,491
22	המשרד לענייני דתות			1,445,451
23	משרד העבודה והרווחה	2,953,634	4,349,508	4,233,327
27	העברות לביטוח לאומי	21,347,283	20,919,170	20,721,846
24	משרד הבריאות	14,742,659	13,843,347	13,286,024
25	תגמולים לנכים	1,508,867	1,639,035	1,527,966
29	משרד הבינוי והשיכון	233,458	226,961	230,292
30	המשרד לקליטת העלייה	1,341,203	1,400,087	1,268,970
32	תמיכות במחירי מצרכי יסוד ובייצור החקלאי	4,342,515	3,851,875	2,364,576
46	חוק חיילים משוחררים	1,326,016	1,125,409	906,778
56	נציבות שוויון זכויות לאנשים עם מוגבלות	2,325	2,286	2,123
	כלכלה ומשק	**6,963,375**	**6,827,146**	**8,211,036**
	============	=========	=========	=========
33	משרד החקלאות ופיתוח הכפר	736,711	892,715	995,281
34	משרד התשתיות הלאומיות	161,531	164,436	199,945
31	הוצאות משק הדלק			83,270
35	הוועדה לאנרגיה אטומית	147,927	149,421	148,630
36	משרד התעשיה המסחר והתעסוקה	1,577,977	138,974	160,588
37	משרד התיירות	196,039	256,365	266,272
38	תמיכות בענפי משק	1,165,800	1,469,715	1,951,388
39	משרד התקשורת	49,021	54,479	54,352
40	משרד התחבורה	290,952	462,588	359,443
42	מענקי בינוי ושיכון	2,390,948	2,600,184	3,264,842

תקציב הוצאות נטו לשנים 2003–2005 (המשך)
(באלפי ש"ח)

		הצעת התקציב לשנת 2005	חוק מקורי לשנת 2004	ביצוע התקציב לשנת 2003
43	המרכז למיפוי ישראל	67,683	63,390	66,414
28	תחזוקת כבישים בין-עירוניים		469,423	501,652
54	רשויות פיקוח	103,286	105,456	158,959
58	תאגידים עירוניים למים וביוב	75,500		
44	**סבסוד אשראי**	**31,066**	**27,108**	**21,687**
45	**תשלום ריבית**	**36,484,434**	**35,645,501**	**32,461,104**
	רזרבות	**5,084,379**	**5,406,379**	
47	רזרבה כללית	5,084,379	5,406,379	
חלק ב:	**תקציב פיתוח וחשבון הון**	**70,582,192**	**65,988,939**	**67,667,267**
	תקציב פיתוח	12,945,992	14,965,211	12,502,428
	השקעות במימשל ומינהל	**479,042**	**497,135**	**542,886**
51	דיור ממשלתי	8,805	13,792	16,558
52	המשטרה ובתי הסוהר	233,897	271,164	297,630
53	בתי המשפט	159,293	164,737	172,255
55	האוצר	77,047	47,442	56,443
57	**הרשויות המקומיות**	**161,204**	**400,457**	**442,547**
	השקעות בשירותי חברה	**4,915,797**	**7,220,906**	**4,990,837**
60	חינוך	931,913	371,619	569,865
67	בריאות	127,181	138,020	199,240
70	שיכון	3,856,703	6,711,267	4,221,732

תקציב הוצאות נטו לשנים 2005–2003 (המשך)
(באלפי ש"ח)

		הצעת התקציב לשנת 2005	חוק מקורי לשנת 2004	ביצוע התקציב לשנת 2003
	השקעות בענפי משק	**7,389,949**	**6,846,713**	**6,526,158**
	==================	=========	=========	=========
72	חקלאות			5,451
73	מפעלי מים	666,510	534,476	762,818
76	פיתוח תעשייה	58,828	61,292	75,333
78	תיירות	85,680	96,826	92,243
79	פיתוח התחבורה	3,572,881	3,236,666	3,446,316
83	הוצאות פיתוח שונות	3,006,050	2,917,453	2,143,997
84	**תשלום חובות - קרן**	**57,636,200**	**51,023,728**	**55,164,839**
	------------	-----------	----------	-----------
חלק ג:	**החזר חובות לבנק ישראל**			**2,108,481**
	------------------------			----------
99	ריבית לבנק ישראל			1,468,721
	קרן לבנק ישראל			639,760

תשלום חובות* – קרן לשנים 2005–2003
(באלפי ש"ח)

	הצעת התקציב לשנת 2005	חוק מקורי לשנת 2004	ביצוע התקציב לשנת 2003
סך הכול כללי	**57,636,200**	**51,023,728**	**55,164,839**
מילוות פנים	45,336,200	37,132,866	41,816,113
ביטוח לאומי	6,495,600	6,419,900	6,065,494
מילוות באמצעות מינהל מילוות המדינה	36,143,600	26,570,400	32,107,574
מילוות חובה	36,000	36,000	3,601
כספי אמיסיות ובנקים שהופקדו באוצר	1,691,000	2,146,566	2,850,818
מילוות והפקדות שונות		460,000	788,626
רזרבה	970,000	1,500,000	
מילוות חוץ	12,300,000	13,890,862	13,348,726
מילווה העצמאות והפיתוח	6,028,386	7,137,289	5,504,538
מילוות בין־ממשלתיים	2,520,518	2,493,685	2,429,129
מילוות מבנקים בארץ ובחו"ל	27,612	24,156	525,006
מילוות על סמך ערבויות מארה"ב	2,609,338	3,131,971	4,843,682
מילוות שונים	713,311	699,142	46,371
רזרבה	400,835	404,619	

* לא כולל בנק ישראל

תשלום חובות - ריבית (ברוטו) לשנים: 2003-2005
(באלפי ש"ח)

	הצעת התקציב לשנת 2005	חוק מקורי לשנת 2004	ביצוע התקציב לשנת 2003
סך הכול כללי	**36,484,434**	**35,645,501**	**32,461,104**
מילוות פנים	28,390,552	27,921,500	26,412,331
ביטוח לאומי	5,020,603	4,782,900	4,386,804
מילוות באמצעות מינהל			
מילוות המדינה	22,585,588	22,238,600	20,839,700
מילוות חובה	24,000	24,000	8,899
כספי אמיסיות ובנקים	423,100	536,000	661,736
מענקים לתכניות חסכון וקופות גמל			102,479
מילוות והפקדות שונות	337,261	340,000	412,713
מילוות חוץ	8,093,882	7,724,001	6,048,773
מילווה העצמאות והפיתוח	1,980,000	1,944,126	2,243,362
מילוות בין־ממשלתיים	1,330,000	1,527,893	1,440,725
מילוות מבנקים בארץ ובחו"ל	62,000	52,494	198,504
מילוות על־סמך ערבויות ממשלת ארה"ב	2,852,000	2,043,417	1,068,854
מילוות שונים	1,724,000	2,022,795	1,097,328
רזרבה	145,882	133,276	

* לא כולל בנק ישראל

תשלום חובות* – קרן וריבית לשנת 2005
(באלפי ש"ח)

	קרן	ריבית	קרן + ריבית
סך הכול כללי	**57,636,200**	**36,484,434**	**94,120,634**
מילוות פנים	45,336,200	28,390,552	73,726,752
ביטוח לאומי	6,495,600	5,020,603	11,516,203
מילוות באמצעות מינהל			
מילוות המדינה	36,143,600	22,585,588	58,729,188
מילוות חובה	36,000	24,000	60,000
כספי אמיסיות ובנקים	1,691,000	423,100	2,114,100
מילוות והפקדות שונות		337,261	337,261
רזרבה*	970,000		970,000
מילוות חוץ	12,300,000	8,093,882	20,393,882
מילווה העצמאות והפיתוח	6,028,386	1,980,000	8,008,386
מילוות בין־ממשלתיים	2,520,518	1,330,000	3,850,518
מילוות מבנקים בארץ ובחו"ל	27,612	62,000	89,612
מילוות על־סמך ערבויות ממשלת ארה"ב	2,609,338	2,852,000	5,461,338
מילוות שונים	713,311	1,724,000	2,437,311
רזרבה	400,835	145,882	546,717

* לא כולל בנק ישראל

ריכוז התקבולים והמלוות לשנים 2005–2003
(באלפי ש"ח)

		הצעת התקציב לשנת 2005	חוק מקורי לשנת 2004	ביצוע התקציב לשנת 2003
.1	**סך הכול כללי**	**264,462,929**	**255,360,210**	**254,257,518**
	חלק א: תקבולים שוטפים	193,805,237	189,371,271	184,481,770
	חלק ב: תקבולים ממילוות וחשבון הון	70,657,692	65,988,939	67,667,267
	חלק ג: תקבולים מבנק ישראל			2,108,481
	חלק א: תקבולים שוטפים	**193,805,237**	**189,371,271**	**184,481,770**
	מיסים ותשלומי חובה	163,231,000	151,751,100	145,284,611
	מיסי הכנסה ורכוש	84,470,000	79,700,000	76,193,253
001	מס הכנסה	72,370,000	67,632,500	73,659,825
002	מס ערך מוסף על מלכרי"ם ומוסדות פיננסיים	7,450,000	7,700,000	
003	מס שבח	950,000	850,000	860,917
004	מס רכישה	1,850,000	1,232,500	1,401,297
005	מס מכירה ומס רכוש	100,000	285,000	271,214
007	מס מעסיקים	1,750,000	2,000,000	
	מיסי הוצאה	78,761,000	72,051,100	69,091,358
011	מכס והיטל על הייבוא	1,800,000	1,400,000	1,398,239
012	מע"מ, כולל מע"מ על ייבוא ביטחוני	49,761,000	46,401,100	45,535,453
013	מס קנייה	11,800,000	9,000,000	9,162,927
015	בלו	950,000	1,000,000	992,134
018	מס דלק	8,700,000	8,400,000	7,285,579
020	מס בולים	550,000	750,000	803,033
024	אגרות כלי רכב	2,200,000	2,896,800	2,298,029
025	אגרות ורשיונות אחרים	3,000,000	2,203,200	1,615,964
	ריבית ורווחים	2,635,510	2,601,730	2,833,842

ריכוז התקבולים והמלוות לשנים 2003–2005 (המשך)
(באלפי ש"ח)

		הצעת התקציב לשנת 2005	חוק מקורי לשנת 2004	ביצוע התקציב לשנת 2003
034	ריבית במט"ח	158,560	163,980	341,116
035	ריבית בשקלים	2,476,950	2,437,750	2,492,726
	תמלוגים	835,490	786,357	932,929
042	תמלוגים ממפעלים עסקיים	174	3,008	238
043	תמלוגים מאוצרות טבע	185,571	177,095	88,062
044	תמלוגים מחברות ממשלתיות	335,235	347,554	689,794
045	דיבידנדים מחברות ממשלתיות	314,510	258,700	154,835
	תקבולים שונים	1,716,684	2,886,016	1,825,435
046	החזר על חשבון תקציב שנים קודמות	113,041	111,811	141,992
047	הכנסות משירותים שונים	1,275,195	2,501,222	1,358,443
050	דמי שימוש בנכסים ממשלתיים	222,846	195,357	220,421
048	הכנסה מיועדת מעל האומדן	105,602	77,626	104,579
049	ריווחי בנק ישראל שמומשו			
	העברה מחלק ב	25,386,553	31,346,068	33,604,953
חלק ב:	**תקבולים ממילוות וחשבון הון**	**70,657,692**	**65,988,939**	**67,667,267**
	החזר השקעות והלוואות הממשלה	6,136,117	6,663,184	5,944,815
051	גביית קרן בשקלים	5,560,500	5,572,000	5,707,772
053	גביית קרן במט"ח	44,595	54,660	134,115
076	הכנסות ממכירת קרקעות מדינה	531,022	1,036,524	102,928
	הפרשות לפנסיה ולפיצויים	25,778	28,771	24,623
071	הפרשות יחידות משקיות	2,000	3,503	1,896
072	הפרשות מפעלים עסקיים	10,018	9,138	9,496
073	הפרשות לפנסיה־חברות	13,760	16,130	13,231

ריכוז התקבולים והמלוות לשנים 2003–2005 (המשך)
(באלפי ש"ח)

		הצעת התקציב לשנת 2005	חוק מקורי לשנת 2004	ביצוע ה-תקציב לשנת 2003
	הכנסות הון	4,000,000	4,500,000	281,303
075	הכנסה ממכירת חברות ובנקים	4,000,000	4,500,000	281,303
	מילוות בארץ	59,009,175	51,658,464	64,520,143
081	מילווה מהמוסד לביטוח לאומי	11,916,202	11,158,800	9,200,000
082	הכנסה מאמיסיות והפקדות	47,092,973	40,499,664	55,320,143
	מילוות ומענקים מחו"ל	26,873,175	34,484,588	30,501,336
900	מילווה עצמאות ופיתוח	4,831,740	6,025,240	7,043,403
901	בניכוי: הוצאות הפצה	-231,740	-231,740	-229,730
	מילוות ומענקים מארה"ב:			
902	- ביטחון	10,216,453	10,312,320	8,549,483
904	- סיוע אזרחי	1,656,722	1,672,268	2,045,870
907	- מילוות אחרים	10,400,000	16,046,041	13,092,310
908	הלוואות בנקאיות		660,459	
	העברה לחלק א	-25,386,553	-31,346,068	-33,604,953
חלק ג':	**תקבולים מבנק ישראל**			**2,108,481**
	מקדמה למימון חוב לבנק ישראל			2,108,481
2.	סה"כ מקדמות מבנק ישראל			2,108,481
	מקדמה למימון חוב לבנק ישראל			2,108,481